Form 10-K, Exhibit 13
period 1996-09-28
THERMOTREX CORP
filed 1996-12-09
CIK 875316

Exhibit 13




















                             ThermoTrex Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1996
PAGE

    ThermoTrex Corporation
    Consolidated Statement of Income
                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
    (In thousands except      Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
    per share amounts)             1996        1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Revenues (Notes 9 and 13):
      Product and service
        revenues               $169,669    $ 93,503     $ 72,485    $ 73,092
      Contract revenues          12,360      18,107       14,046      17,960
                               --------    --------     --------    --------
                                182,029     111,610       86,531      91,052
                               --------    --------     --------    --------

    Costs and Operating Expenses:
      Cost of product and
        service revenues        101,967      50,809       39,426      38,387
      Cost of contract
        revenues                 10,278      14,750       11,803      14,452
      Selling, general and
        administrative
        expenses (Note 9)        41,283      27,318       21,145      23,707
      Research and develop-
        ment expenses            24,986      17,964       13,430      14,172
      Costs associated
        with divisional
        restructuring (Note 12)       -         968          968         650
                               --------    --------     --------    --------
                                178,514     111,809       86,772      91,368
                               --------    --------     --------    --------

    Operating Income (Loss)       3,515        (199)        (241)       (316)

    Interest Income               5,977       4,226        3,223       3,273
    Interest Expense (Note 9)      (464)         (6)          (6)         (7)
    Gain on Issuance of Stock
      by Subsidiaries (Note 11)  39,149      34,721       34,721       8,609
    Gain (Loss) on Sale of
      Investments                   115         153          194         (17)
                               --------    --------     --------    --------
    Income Before Provision
      for Income Taxes and
      Minority Interest          48,292      38,895       37,891      11,542
    Provision for Income
      Taxes (Note 8)              5,341       2,802        2,115       1,940
    Minority Interest (Income)
      Expense                       376        (565)        (565)         -
                               --------    --------     --------    -------
    Net Income                 $ 42,575    $ 36,658     $ 36,341    $  9,602
                               ========    ========     ========    ========
    Earnings per Share         $   2.16    $   1.94     $   1.92    $    .50
                               ========    ========     ========    ========
    Weighted Average Shares      19,669      18,913       18,938      19,076
                               ========    ========     ========    ========

    The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    ThermoTrex Corporation
    Consolidated Balance Sheet


                                                September 28,  September 30,
    (In thousands)                                       1996           1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                      $ 43,940       $ 21,512
      Available-for-sale investments, at quoted
        market value (amortized cost of $51,774
        and $65,659) (Note 3)                          51,701         65,633
      Accounts receivable, less allowances of
        $1,586 and $1,141                              36,615         27,910
      Unbilled contract costs and fees                  2,933          3,164
      Inventories                                      37,303         22,317
      Prepaid expenses                                  2,157            513
      Prepaid income taxes (Note 8)                     9,685          1,761
                                                     --------       --------
                                                      184,334        142,810
                                                     --------       --------

    Property, Plant and Equipment, at Cost, Net        31,504         12,336
                                                     --------       --------

    Notes Receivable from Related Party (Note 9)        3,300          2,000
                                                     --------       --------

    Other Assets                                        4,680            340
                                                     --------       --------

    Cost in Excess of Net Assets of Acquired
      Companies (Note 4)                               96,404         73,295
                                                     --------       --------
                                                     $320,222       $230,781
                                                     ========       ========










                                        3PAGE

    ThermoTrex Corporation
    Consolidated Balance Sheet (continued)


                                                September 28,  September 30,
    (In thousands except share amounts)                  1996           1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Note payable to parent company (Note 9)        $  2,000       $  8,000
      Accounts payable                                 19,569         13,203
      Accrued payroll and employee benefits             7,228          3,930
      Accrued warranty costs                            5,379          2,990
      Customer deposits                                 3,582            921
      Accrued income taxes                              2,239            477
      Other accrued expenses (Note 4)                  15,205          7,508
      Due to parent company and affiliates              1,269          2,484
                                                     --------       --------
                                                       56,471         39,513
                                                     --------       --------

    Deferred Lease Liability                              494              -
                                                     --------       --------

    Minority Interest                                  58,178         28,880
                                                     --------       --------

    Commitments and Contingencies
      (Notes 4, 9 and 10)

    Shareholders' Investment (Notes 5 and 6):
      Common stock, $.01 par value, 50,000,000
        shares authorized; 19,190,107 and
        19,074,854 shares issued                          192            191
      Capital in excess of par value                  116,753        116,837
      Retained earnings                                89,156         46,581
      Treasury stock at cost, 25,508 and 62,711
        shares                                           (975)        (1,206)
      Net unrealized loss on available-for-sale
        investments (Note 3)                              (47)           (15)
                                                     --------       --------
                                                      205,079        162,388
                                                     --------       --------
                                                     $320,222       $230,781
                                                     ========       ========


    The accompanying notes are an integral part of these consolidated financial statements.





                                        4PAGE

  ThermoTrex Corporation
  Consolidated Statement of Cash Flows


                                                       Nine Months
                                     Year Ended           Ended     Year Ended
                                ---------------------  -----------  ----------
                                Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
  (In thousands)                     1996        1995         1995        1994
  ----------------------------------------------------------------------------
                                           (Unaudited)
  Operating Activities:
    Net income                   $ 42,575   $ 36,658      $ 36,341   $  9,602
    Adjustments to reconcile
      net income to net cash
      provided by operating
      activities:
        Depreciation and
          amortization              4,902      2,983         2,288      2,686
        Provision for losses
          on accounts
          receivable                  336        185           178        215
        Costs associated
          with divisional
          restructuring
          (Note 12)                     -        968           968        650
        Gain on issuance of
          stock by subsidiaries
          (Note 11)               (39,149)   (34,721)      (34,721)    (8,609)
        (Gain) loss on sale
          of investments             (115)      (153)         (194)        17
        Minority interest
          (income) expense            376       (565)         (565)         -
        Other noncash
          expenses                      -        162           162         11
        Changes in current
          accounts, excluding
          the effects of
          acquisitions:
            Accounts receivable    (2,790)    (8,598)       (6,745)    (3,637)
            Inventories and
              unbilled contract
              costs and fees       (1,176)    (3,721)       (1,456)    (3,295)
            Other current
              assets               (3,478)      (150)         (775)       253
            Accounts payable        1,254      6,454         3,523      1,965
            Other current
              liabilities           2,182      2,620         2,767      1,427
                                 --------   --------      --------   --------
    Net cash provided by
      operating activities       $  4,917   $  2,122      $  1,771   $  1,285
                                 --------   --------      --------   --------


                                        5PAGE

    ThermoTrex Corporation
    Consolidated Statement of Cash Flows (continued)


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,    Sept. 30,    Dec. 31,
    (In thousands)                 1996        1995         1995        1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Investing Activities:
      Acquisitions, net of
        cash acquired (Note 4) $(36,888)   $(42,199)   $(42,002)    $   (197)
      Proceeds from sale of
        businesses to related
        parties (Note 9)            860           -           -            -
      Purchases of available-
        for-sale investments    (52,000)    (50,061)    (49,793)     (22,968)
      Proceeds from sale
        and maturities of
        available-for-sale
        investments              65,230      34,836      18,462       25,758
      Purchases of property,
        plant and equipment     (14,462)     (4,684)     (2,603)      (4,361)
      Payment to dissenting
        shareholders in
        connection with 1992
        Lorad acquisition
        (Note 4)                      -      (2,300)     (2,300)           -
      Issuance of notes
        receivable to related
        party (Note 9)           (1,300)     (2,000)     (2,000)           -
      Investment in other
        assets (Note 1)          (4,400)          -           -            -
      Other                       1,045       1,243         321          944
                               --------    --------    --------     --------
      Net cash used in
        investing activities   $(41,915)   $(65,165)   $(79,915)    $   (824)
                               --------    ---------   --------     --------








                                        6PAGE

    ThermoTrex Corporation
    Consolidated Statement of Cash Flows (continued)


                                                     Nine Months
                                   Year Ended           Ended     Year Ended
                              ---------------------  -----------  ----------
                              Sept. 28,   Sept. 30,   Sept. 30,     Dec. 31,
    (In thousands)                 1996        1995        1995         1994
    ------------------------------------------------------------------------
                                         (Unaudited)
    Financing Activities:
      Net proceeds from
        issuance of Company
        and subsidiaries'
        common stock
        (Notes 5 and 11)       $ 71,873    $ 56,162   $ 56,108      $ 37,818
      Proceeds from issuance
        of notes payable to
        parent company
        (Note 9)                  2,000       8,000      8,000             -
      Repayment of note
        payable to parent
        company (Note 9)         (8,000)          -          -             -
      Repayment of notes
        payable                       -           -          -        (6,700)
      Payment of withholding
        taxes related to
        stock option
        exercises                (6,447)     (2,180)    (1,755)            -
                               --------    --------   --------      --------
      Net cash provided by
        financing activities     59,426      61,982     62,353        31,118
                               --------    --------   --------      --------
    Increase (Decrease) in
      Cash and Cash
      Equivalents                22,428      (1,061)   (15,791)       31,579
    Cash and Cash Equivalents
      at Beginning of Period     21,512      22,573     37,303         5,724
                               --------    --------   --------      --------
    Cash and Cash Equivalents
      at End of Period         $ 43,940    $ 21,512   $ 21,512      $ 37,303
                               ========    ========   ========      ========

    Cash Paid For:
      Interest                 $    464    $      6   $      6      $     84
      Income taxes             $  3,106    $  2,292   $  2,058      $  1,283

    Noncash Investing
      Activities:
      Fair value of assets of
        acquired companies     $ 53,519    $ 50,419   $ 49,940      $    479
      Cash paid for acquired
        companies               (38,178)    (42,199)   (42,002)         (197)
                               --------    --------   --------      --------
        Liabilities assumed of
          acquired companies   $ 15,341    $  8,220   $  7,938      $    282
                               ========    ========   ========      ========


    The accompanying notes are an integral part of these consolidated financial statements.
                                        7PAGE

   ThermoTrex Corporation
   Consolidated Statement of Shareholders' Investment

                                                                          Net
                                                                   Unrealized
                          Common                                      Loss on
                          Stock,  Capital in                       Available-
                        $.01 Par   Excess of  Retained  Treasury     for-sale
   (In thousands)          Value   Par Value  Earnings     Stock  Investments
   --------------------------------------------------------------------------
   Balance January 1,
     1994               $    172    $ 77,299  $    796  $   (673)   $      -
   Net income                  -           -     9,602         -           -
   Net proceeds from
     public offering of
     common stock
     (Note 5)                 16      23,018         -         -           -
   Issuance of stock
     under employees'
     and directors'
     stock plans               1         698         -        (5)          -
   Tax benefit related
     to employees' and
     directors' stock
     plans                     -         945         -         -           -
   Effect of majority-
     owned subsidiary's
     equity transactions       -      11,951         -         -           -
   Accretion related to
     common stock of
     subsidiary subject
     to redemption             -           -      (158)        -           -
   Effect of change in
     accounting
     principle (Note 3)        -           -         -         -         243
   Change in net
     unrealized loss on
     available-for-sale
     investments
     (Note 3)                  -           -         -        -         (634)
                        --------    --------  --------  -------     --------
   Balance December 31,
     1994               $    189    $113,911  $ 10,240  $   (678)   $   (391)
                        --------    --------  --------  --------    --------





                                        8PAGE

   ThermoTrex Corporation
   Consolidated Statement of Shareholders' Investment (continued)


                                                                          Net
                                                                   Unrealized
                          Common                                      Loss on
                          Stock,  Capital in                       Available-
                        $.01 Par   Excess of  Retained  Treasury     for-sale
   (In thousands)          Value   Par Value  Earnings     Stock  Investments
   --------------------------------------------------------------------------
   Net income           $      -    $      -  $ 36,341  $      -    $      -
   Issuance of stock
     under employees'
     and directors'
     stock plans               2       1,188         -      (528)          -
   Tax benefit related
     to employees' and
     directors' stock
     plans                     -       2,217         -         -           -
   Effect of majority-
     owned subsidiary's
     equity transactions       -        (479)        -         -           -
   Change in net
     unrealized loss on
     available-for-sale
     investments
     (Note 3)                  -           -         -         -         376
                         -------    --------  --------   --------   --------

   Balance September 30,
     1995                    191     116,837    46,581    (1,206)        (15)
   Net income                  -           -    42,575         -           -
   Issuance of stock
     under employees'
     and directors'
     stock plans               1        (424)        -       231           -
   Tax benefit related
     to employees' and
     directors' stock
     plans                     -       2,494         -         -           -
   Effect of majority-
     owned subsidiaries'
     equity transactions       -      (2,154)        -         -           -
   Change in net
     unrealized loss on
     available-for-sale
     investments
     (Note 3)                  -           -         -         -         (32)
                        --------    --------  --------  --------    --------
   Balance September 28,
     1996               $    192    $116,753  $ 89,156  $   (975)   $    (47)
                        ========    ========  ========  ========    ========


   The accompanying notes are an integral part of these consolidated financial statements.





                                        9PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    1.   Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations

         ThermoTrex Corporation (the Company) develops and markets medical products and personal-care products and services, and also performs advanced technology research. The Company's 80%-owned Trex Medical Corporation (Trex Medical) subsidiary designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems used for the detection of breast cancer, general radiography (X-ray) equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. The Company's 64%-owned ThermoLase Corporation (ThermoLase) subsidiary has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair, and also markets skin-care, bath, and body products through its wholly owned CBI Laboratories, Inc. (CBI) subsidiary. The Company concentrates its advanced technology research efforts in the areas of communications, avionics, X-ray detection, signal processing, advanced-materials technology, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development.


    Relationship with Thermo Electron Corporation

         The Company was incorporated in January 1991, as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of September 28, 1996, Thermo Electron owned 9,711,282 shares of the Company's common stock, representing 51% of such stock outstanding.

    Principles of Consolidation

         The accompanying financial statements include the accounts of the Company, its wholly owned subsidiary, and its publicly held ThermoLase and Trex Medical subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995 to September 30, 1995, referenced as "fiscal 1995." References to "fiscal 1996" and "1994" are for the years ended September 28, 1996 and December 31, 1994, respectively. Fiscal 1996 and 1994 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995 are presented for comparative purposes only.

    Revenue Recognition

         The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. The Company recognizes revenues from hair-removal services performed at ThermoLase's Spa Thira salons over the
                                       10PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    anticipated treatment period. Revenues from hair-removal treatments performed by ThermoLase's network of independent doctors are also recognized over the anticipated treatment period. Nonrefundable minimum licensing fees are recorded when earned. The Company recognizes contract revenues and profits using the percentage-of-completion method. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts are generally cost-plus-fixed-fee, and customers are billed monthly as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

    Research and Development Expenses

         Costs classified as research and development expenses in the accompanying statement of income are costs incurred in connection with internally funded programs, including independent research and development as defined by U.S. government procurement regulations. Included in cost of contract revenues in the accompanying statement of income are research and development costs incurred under U.S. government-funded contracts.

    Gain on Issuance of Stock by Subsidiaries

         At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 11 for a description of gains recorded.

         If gains have been recognized on the issuance of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

    Concentration of Credit Risk

         The Company's Trex Medical subsidiary sells its products primarily to customers in the healthcare industry. Trex Medical does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

                                       11PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Income Taxes

         In accordance with Statement of Financial Accounting Standards
    (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share

         Earnings per share have been computed based on the weighted average number of shares outstanding during the period. In fiscal 1996 and 1994, weighted average shares include the effect of the exercise of stock options that were computed using the treasury stock method. During fiscal 1995, the effect of the exercise of stock options was not material.

    Cash and Cash Equivalents

         As of September 28, 1996, $40,727,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government agency securities, money market funds, commercial paper, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of September 28, 1996, the Company's cash equivalents also include money market fund investments. Cash equivalents are carried at cost, which approximates market value.

    Available-for-sale Investments

         Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are accounted for at market value (Note 3).

    Inventories

         Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------

    Raw materials and supplies                           $22,046     $12,348
    Work in process                                        9,731       5,927
    Finished goods                                         5,526       4,042
                                                         -------     -------

                                                         $37,303     $22,317
                                                         =======     =======
                                       12PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, Plant and Equipment

         The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings - 29 to 31.5 years; machinery and equipment - 3 to 10 years; and leasehold improvements - the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    Land and building                                     $ 4,982    $ 3,728
    Machinery and equipment                                24,918     13,746
    Leasehold improvements                                  9,040      1,735
    Construction in process                                 1,595        298
                                                          -------    -------
                                                           40,535     19,507
    Less: Accumulated depreciation and amortization         9,031      7,171
                                                          -------    -------
                                                          $31,504    $12,336
                                                          =======    =======

    Other Assets

         In June 1996, ThermoLase purchased $4,400,000 of convertible preferred stock of AntiCancer Incorporated (AntiCancer), representing an approximate 10% equity interest in AntiCancer on a fully diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and that is also developing certain technologies that may be relevant to ThermoLase's SoftLight hair-removal process and other personal-care applications. ThermoLase has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a fully diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, ThermoLase has licensed certain technology from AntiCancer (Note 10).

    Cost in Excess of Net Assets of Acquired Companies

         The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $5,434,000 and $3,353,000 at September 28, 1996 and September 30, 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
                                       13PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Deferred Lease Liability

         Deferred lease liability in the accompanying balance sheet represents facilities rent which is being recognized ratably over the respective lease terms.

    Fair Value of Financial Instruments

         The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, note payable to parent company, accounts payable, and due to parent company and affiliates. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, note payable to parent company, accounts payable, and due to parent company and affiliates approximate fair value due to their short-term nature. Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 3 for information pertaining to the fair value of available-for-sale investments.

    Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Presentation

         Certain amounts in fiscal 1995 and 1994 have been reclassified to conform to the presentation in the fiscal 1996 financial statements.



                                       14PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    2.   Unaudited Comparative Results

         The following unaudited financial information for the nine months ended October 1, 1994 is presented to provide comparative results for fiscal 1995, included in the accompanying statement of income.

                                                                  Nine
                                                              Months Ended
                                                                October 1,
    (In thousands except per share amounts)                        1994
    ------------------------------------------------------------------------
    Revenues:
      Product revenues                                           $52,074
      Contract revenues                                           13,899
                                                                 -------
                                                                  65,973
                                                                 -------

    Costs and Operating Expenses:
      Cost of product revenues                                    27,004
      Cost of contract revenues                                   11,505
      Selling, general and administrative expenses                17,534
      Research and development expenses                            9,638
      Costs associated with divisional restructuring                 650
                                                                 -------
                                                                  66,331
                                                                 -------

    Operating Loss                                                  (358)

    Interest Income                                                2,270
    Interest Expense                                                  (7)
    Gain on Issuance of Stock by Subsidiary                        8,609
    Gain on Sale of Investments                                       24
                                                                 -------
    Income Before Provision for Income Taxes                      10,538
    Provision for Income Taxes                                     1,253
                                                                 -------
    Net Income                                                   $ 9,285
                                                                 =======
    Earnings per Share                                           $   .49
                                                                 =======
    Weighted Average Shares                                       18,975
                                                                 =======






                                       15PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    3.   Available-for-sale Investments

         Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are classified as available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.

         The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments, by major security type, as of September 28, 1996 and September 30, 1995, are as follows:

    1996
                                                         Gross        Gross
                                  Market      Cost  Unrealized   Unrealized
    (In thousands)                 Value     Basis       Gains       Losses
    -----------------------------------------------------------------------
    Government agency securities $50,956   $51,029    $     -       $   (73)
    Other                            745       745          -             -
                                 -------   -------    -------       -------
                                 $51,701   $51,774    $     -       $   (73)
                                 =======   =======    =======       =======

    1995
                                                         Gross        Gross
                                  Market      Cost  Unrealized   Unrealized
    (In thousands)                 Value     Basis       Gains       Losses
    -----------------------------------------------------------------------

    Government agency securities $58,619   $58,681    $     -       $   (62)
    Corporate bonds                5,706     5,670         37            (1)
    Other                          1,308     1,308          -             -
                                 -------   -------    -------       -------
                                 $65,633   $65,659    $    37       $   (63)
                                 =======   =======    =======       =======

         Available-for-sale investments in the accompanying 1996 balance sheet include $36,609,000 with contractual maturities of one year or less and $15,092,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company and/or the issuer to redeem these securities at an earlier date.




                                       16PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    3.   Available-for-sale Investments (continued)

         The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gain on sale of investments in the accompanying statement of income for fiscal 1996 and fiscal 1995 represents the gross realized gains relating to the sale of available-for-sale investments. Loss on sale of investments in the accompanying 1994 statement of income resulted from gross realized gains of $54,000 and gross realized losses of $71,000 relating to the sale of available-for-sale investments.


    4.   Acquisitions and Joint Venture

    Acquisitions

         In September 1996, Trex Medical acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental) for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt. Continental designs, manufactures, and markets general-purpose and specialized X-ray systems.

         In May 1996, Trex Medical acquired substantially all of the assets and liabilities of XRE Corporation (XRE) for $18.5 million in cash, net of cash acquired and including the repayment of debt. XRE designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions.

         In September 1995, the Company acquired all of the outstanding capital stock of Bennett X-Ray Corporation (Bennett) for approximately $42.9 million in cash. In conjunction with the capitalization of Trex Medical, the Company transferred to Trex Medical all of the outstanding stock of Bennett in October 1995. Bennett manufactures high-frequency specialty and general-purpose X-ray systems.

         These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $64.0 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for Continental and XRE, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different from the preliminary estimate.

                                       17PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    4.   Acquisitions and Joint Venture (continued)

         Based on unaudited data, the following table presents selected financial information for the Company and Bennett on a pro forma basis, assuming that Bennett had been purchased at the beginning of 1994. The pro forma data does not include Continental or XRE, since these acquisitions were not material to the Company's results of operations or financial position.

                                              Nine Months
    (In thousands except                         Ended         Year Ended
    per share amounts)                      Sept. 30, 1995    Dec. 31, 1994
    -----------------------------------------------------------------------
    Revenues                                  $117,332          $133,585
    Net income                                  35,790             7,107
    Earnings per share                            1.89               .37

         The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Bennett been made at the beginning of 1994.

         In November 1992, the Company acquired Lorad for $5.3 million in cash, assumption of $6.7 million of pre-existing debt of Lorad, and shares of the Company's common stock and stock options valued at $12.3 million. In addition, in March 1995, the Company made a cash payment of $2.3 million to the holders of approximately 9.2% of Lorad's common stock who had earlier voted against the acquisition, in exchange for their interest in Lorad.

         Other accrued expenses in the accompanying balance sheet include $3.5 million at September 28, 1996 and $4.0 million at September 30, 1995 for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to the Company's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), which alleges that Lorad infringes on a Fischer patent on a precision mammographic needle-biopsy system. While the Company believes it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material adverse effect on the Company's financial position.

    Joint Venture

         In January 1996, ThermoLase entered into a joint venture agreement and a technology license agreement to market its SoftLight system in Japan. ThermoLase currently holds a 50% stake in the joint venture but may increase its ownership to 51% pursuant to a fair-value purchase option. Under the terms of the joint venture agreement, ThermoLase will receive payments for the use of the SoftLight system equal to 2% of the joint venture's revenues through calendar year 2010, subject to minimum guaranteed payments totaling $3,000,000, of which $2,000,000 was received
                                       18PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    4.   Acquisitions and Joint Venture (continued)

    in fiscal 1996. The remaining $1,000,000 is due in fiscal 1997, subject to certain exceptions in the event the joint venture is unable to obtain patent protection in Japan on prescribed terms. If cumulative licensing fees paid to the Company exceed $50,000,000, the rate will decrease to .25% through calendar year 2010. Starting in calendar year 2011, the rate will be 1%.


    5.   Common Stock

         In March 1994, the Company sold 1,610,000 shares of its common stock at $15.375 per share in a public offering for net proceeds of $23,034,000.

         As of September 28, 1996, the Company had reserved 2,066,646 unissued shares of its common stock for possible issuance under stock-based compensation plans.


    6.   Stock-based Compensation Plans

         The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1990, permit the grant of nonqualified and incentive stock options. The option recipients and the terms of options granted under these plans are determined by the human resources committee of the Company's Board of Directors (the Board Committee). Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, with the exception of the options granted in connection with the acquisition of Lorad (Note 4), all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991 and amended in fiscal 1995, that provides for the grant of stock options in the Company and its majority-owned subsidiaries to nonemployee directors pursuant to a formula approved by the Company's shareholders. Options in the Company awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
                                       19PAGE

   ThermoTrex Corporation
   Notes to Consolidated Financial Statements

   6.   Stock-based Compensation Plans (continued)

        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity. A summary of the Company's stock option information for fiscal 1996, fiscal 1995, and 1994 is as follows:

                                1996              1995              1994
                          ----------------  ----------------  ---------------
                                  Range of          Range of        Range of
                                    Option            Option          Option
                          Number    Prices  Number   Prices  Number   Prices
   (In thousands except       of       per      of       per      of      per
   per share amounts)     Shares     Share  Shares     Share  Shares    Share
   --------------------------------------------------------------------------
   Options outstanding,           $ 4.45-            $ 4.45-         $ 4.45-
     beginning of year    1,470   $35.65    1,526    $15.62    1,642 $15.62
                                   36.85-             21.25-          12.88-
       Granted              114    43.88      180     35.65        8  15.18
                                    4.45-              4.45-           4.45-
       Exercised           (172)   23.15     (190)    15.45     (107) 10.39
                                                       4.45-           4.45-
       Lapsed or cancelled    -        -      (46)    15.45      (17) 15.45
                          -----             -----             ------
   Options outstanding,           $ 4.45-            $ 4.45-         $ 4.45-
     end of year          1,412   $43.88    1,470    $35.65    1,526 $15.62
                          =====             =====              =====
                                  $ 4.45-            $ 4.45-         $ 4.45-
   Options exercisable    1,412   $43.88    1,470    $35.65    1,524 $15.62
                          =====             =====              =====
   Options available for
     grant                  518               131                255
                          =====             =====              =====


   7.   Employee Benefit Plans

   Employee Stock Purchase Plan

        Substantially all of the Company's full-time employees are eligible to participate in the Company's employee stock purchase plan. Under this plan, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the plan year, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1996 and 1994, the Company issued 25,792 shares and 29,744 shares of its common stock, respectively, under this plan. No shares were issued under this plan during fiscal 1995.

                                       20PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    7.   Employee Benefit Plans (continued)

    401(k) Savings Plan and Employee Stock Ownership Plan

         The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan and, prior to January 1, 1995, in Thermo Electron's employee stock ownership plan
    (ESOP). Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,166,000, $653,000, and $679,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Effective December 31, 1994, the ESOP was split into two plans: ESOP I, covering employees of Thermo Electron's corporate office and its wholly owned subsidiaries and ESOP II, covering employees of certain of Thermo Electron's majority-owned subsidiaries, including the Company. Also, effective December 31, 1994, the ESOP II plan was terminated, and as a result, the Company's employees are no longer eligible to participate in an ESOP.


    8.   Income Taxes

         The components of the provision for income taxes for fiscal 1996, fiscal 1995, and 1994 are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
         Federal                                $ 4,535   $ 1,517   $ 1,969
         State                                    2,043       750       812
                                                -------   -------   -------
                                                  6,578     2,267     2,781
                                                -------   -------   -------
    Prepaid:
         Federal                                 (1,178)     (123)     (741)
         State                                      (59)      (29)     (100)
                                                -------   -------   -------
                                                 (1,237)     (152)     (841)
                                                -------   -------   -------
                                                $ 5,341   $ 2,115   $ 1,940
                                                =======   =======   =======

         The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $2,680,000, $2,217,000, and $945,000 of such benefits of the Company and its majority-owned subsidiaries from employee exercises of stock options that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions in fiscal 1996, fiscal 1995, and 1994, respectively.

                                       21PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    8.   Income Taxes (continued)

         The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1996 and 34% in fiscal 1995 and 1994 to income before provision for income taxes and minority interest due to the following:

    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $ 16,902  $ 12,883 $  3,924
    Increases (decreases) resulting from:
      Gain on issuance of stock by subsidiaries  (13,702)  (11,805)  (2,927)
      State income taxes, net of federal tax       1,288       476      470
      Amortization of cost in excess of net
        assets of acquired companies                 680       495      359
      Nondeductible expenses                         173        66      114
                                                --------  -------- --------
                                                $  5,341  $  2,115 $  1,940
                                                ========  ======== ========

         Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                  1996      1995
    --------------------------------------------------------------
    Prepaid income taxes:
      Inventory basis differences               $  2,827  $  1,591
      Accruals and other reserves                  3,750       878
      Net operating loss                           2,226       660
      Accrued compensation                         1,711       532
      Allowance for doubtful accounts                723       632
      Other, net                                     111       537
                                                --------  --------
                                                  11,348     4,830
      Less: Valuation allowance                    1,663     3,069
                                                --------  --------
                                                $  9,685  $  1,761
                                                ========  ========

         The year-end 1996 valuation allowance relates to employee exercises of stock options for which no tax benefit was recognized, and will be used to increase capital in excess of par value when the net operating loss is realized. The year-end 1995 valuation allowance related primarily to the uncertainty surrounding the realization of future tax benefits associated with acquisition reserves related to Lorad, CBI, and Bennett (Note 4). Due to decreased uncertainty concerning the realizability of this amount, the year-end 1995 valuation allowance related to these reserves was reversed through a reduction of cost in excess of net assets of acquired companies. As of September 28, 1996, ThermoLase had federal tax net operating loss carryforwards of $6,184,000 that begin to expire in fiscal 2009.

                                       22PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    8.   Income Taxes (continued)

         The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.


    9.    Related Party Transactions

    Corporate Services Agreement

         The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in calendar year 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $1,906,000, $1,038,000, and $1,138,000 in fiscal
    1996, fiscal 1995, and 1994, respectively. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related Party Services

         Data processing services and, as of January 1995, contract administration, are provided to the Company by a majority-owned subsidiary of Thermo Electron and are charged to the Company based on actual usage. For these services, the Company was charged $90,000, $139,000, and $72,000 in fiscal 1996, fiscal 1995, and 1994, respectively.

         Prior to January 1995, the Company provided contract administration services to Thermo Electron and two of Thermo Electron's majority-owned subsidiaries, which were charged based on actual usage. For these services, the Company charged $191,000 in 1994.

                                       23PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    9.    Related Party Transactions (continued)

    Operating Leases

         Until June 1996, the Company leased two office and research facilities from Thermo Electron. In connection with the Company's decision to close its Waltham, Massachusetts division (Note 12) and because Thermo Electron desires to sell these facilities, the Company agreed to vacate these facilities during fiscal 1996. In addition, the Company leases an office and manufacturing facility from a realty trust controlled by an employee under a noncancellable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from this operating lease of $375,000 in fiscal 1996. Future minimum payments due under this noncancellable operating lease as of September 28, 1996, are $858,000 per year in fiscal 1997, 1998, 1999, and 2000; $897,000 in fiscal 2001; and $11,102,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $15,431,000.

    Repurchase Agreement

         The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Notes Receivable from Related Party

         During fiscal 1995 and fiscal 1996, the Company loaned $2,000,000 and $1,300,000, respectively, to Dolphin Acquisition Corporation (Dolphin). Borrowings bear interest at an annual rate of 6.0% and are due in June 2000. Dolphin operates a retail chain of beauty product stores in California and other states within the United States. The president of ThermoLase is a shareholder and former officer of Dolphin.

    Note Payable to Parent Company

         In September 1995, the Company borrowed $8,000,000 from Thermo Electron pursuant to a promissory note bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points. This note was repaid in September 1996. In September 1996, the Company borrowed $2,000,000 from Thermo Electron pursuant to a promissory note, due April 30, 1997, and bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points.

    Related Party Revenues

         Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermedics Inc., a publicly traded, majority-owned subsidiary of Thermo Electron, Trex Medical manufactures an X-ray source, pursuant to written purchase orders, that is used as a component to a fill-measuring device produced by Thermedics Detection Inc. During fiscal 1996 and fiscal 1995, Trex Medical recorded $361,000 and $120,000, respectively, of revenue under this agreement.
                                       24PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    9.    Related Party Transactions (continued)

    Vendor Agreement

         During fiscal 1995, Trex Medical placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which will be received through fiscal 1997. During fiscal 1996, the Company purchased grids valued at $397,000 from Tecomet under this arrangement. In addition, Trex Medical recorded expense of $250,000 during each of fiscal 1996 and fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

    Sale of Thermoelectrics and Thermionics Businesses

         During fiscal 1996, the Company sold its thermoelectrics and thermionics businesses to two subsidiaries of Thermo Electron. The selling price for these companies of approximately $860,000, subject to a post-closing adjustment, was based on the net book value of the net assets transferred. These businesses were not material to the Company's results of operations or financial position.


    10.  Commitments and Contingencies

    Operating Leases

         In addition to the leases described in Note 9, the Company occupies office, research, manufacturing, and service facilities under various noncancellable operating lease arrangements that expire at various dates through 2006. The accompanying statement of income includes expenses from these operating leases of $2,253,000, $794,000, and $1,010,000 in fiscal 1996, fiscal 1995, and 1994, respectively. Future minimum payments due under these noncancellable operating leases as of September 28, 1996, are $4,017,000 in fiscal 1997; $4,188,000 in fiscal 1998; $4,178,000 in fiscal 1999; $4,285,000 in fiscal 2000; $4,547,000 in fiscal 2001; and
    $19,508,000 in fiscal 2002 and thereafter. Total future minimum lease payments are $40,723,000.

    Technology License Agreement

         ThermoLase has licensed from AntiCancer (Note 1) certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by ThermoLase upon the attainment of certain milestones by AntiCancer. In addition to such future payments, ThermoLase will be substantially responsible for development costs incurred after attainment of such milestones. In the event that the funded development efforts result in commercially viable products, ThermoLase will pay AntiCancer a royalty based on sales, subject to certain minimum payments.
                                       25PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    10.  Commitments and Contingencies (continued)

    Contingencies

         ThermoLase has from time to time received allegations that its patented SoftLight laser-based system for the removal of unwanted hair infringes the intellectual property rights of others, and ThermoLase may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property without a license and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations ThermoLase has received to date and, based on opinions of its counsel, believes that if ThermoLase were sued on these bases it would have meritorious defenses.

         The owner of a U.S. patent related to Trex Medical's automatic exposure control has claimed that the Company's mammography systems infringe such patent. The patent owner has offered a nonexclusive license under the patent on terms not acceptable to the Company. Although the Company believes that the validity of the patent may be questionable and subject to a successful challenge, if the patent holder were successful in enforcing such patent the Company could be enjoined from manufacturing and selling mammography systems. In addition, the Company is aware of two U.S. patents owned by a former employee which have been asserted against the Company relating to its High-Transmission Cellular (HTC)(TM) grid to be used with the Company's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.

         See Note 4 for a discussion of certain additional litigation.

         Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of these matters. While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, in the opinion of management any resolution will not have a material effect on the Company's financial position.


    11.  Transactions in Stock of Subsidiaries

         In July 1996, Trex Medical issued 2,875,000 shares of its common stock in an initial public offering, and 871,832 shares of its common stock in a concurrent rights offering, at $14.00 per share, for net proceeds of $49,069,000, resulting in a gain of $25,645,000.


         In January 1996, Trex Medical issued 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1,070,000, resulting in a gain of $732,000. In November 1995, Trex Medical issued 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17,618,000, resulting in gain of $12,772,000.
                                       26PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    11.  Transactions in Stock of Subsidiaries (continued)

         In June 1995, ThermoLase issued 150,000 shares and 50,000 shares of its common stock at $13.75 and $12.825 per share, respectively, in private placements for net proceeds of $2,563,000, resulting in a gain of $1,661,000. In August 1995, ThermoLase issued 2,250,000 shares of its common stock at $25.25 per share in a public offering for net proceeds of $52,772,000, resulting in a gain of $33,060,000.

         In July 1994, ThermoLase issued 5,349,572 shares of its common stock at $3.00 per share in an initial public offering, pursuant to a rights offering, for net proceeds of $14,784,000, resulting in a gain of $8,609,000.

         The Company's percentage ownership of its majority-owned subsidiaries at fiscal year-end was as follows:

                                                   1996       1995     1994
    -----------------------------------------------------------------------
    ThermoLase                                      64%       65%       69%
    Trex Medical                                    80%      100%      100%


    12.  Costs Associated with Divisional Restructuring

         Costs associated with divisional restructuring in the accompanying fiscal 1995 and 1994 statement of income result from the decision to close the Company's division located in Waltham, Massachusetts. The fiscal 1995 restructuring costs primarily represent the write-off of cost in excess of net assets of acquired companies and disposal of equipment. The 1994 costs primarily represent severance costs for approximately 34 employees at this location and, to a lesser extent, the cost to write off leasehold improvements.


    13.  Segment Data, Significant Customers, and Export Sales

    The Company's business segments include the following:
      Medical Products manufactured by the Company's Trex Medical subsidiary, including mammography equipment, minimally invasive stereotactic breast-biopsy equipment, general X-ray equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy.

      *Personal-care Products and Services offered by the Company's ThermoLase subsidiary, including high-quality skin-care and other personal-care products manufactured by CBI, hair-removal services performed at ThermoLase's Spa Thira salons, and the licensing of the SoftLight hair-removal system to doctors in the U.S. and to international joint ventures.

      *Advanced Technology Research performed by the Company in the fields of communications, avionics, X-ray detection, signal processing, advanced-materials technology, and lasers, funded by the U.S. government and other customers.
                                       27PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    13.  Segment Data, Significant Customers, and Export Sales (continued)


    (In thousands)                              1996        1995        1994
    ------------------------------------------------------------------------
    Revenues:
        Medical Products                    $150,195    $ 55,291    $ 54,410
        Personal-care Products and Services   27,812      17,544      18,682
        Advanced Technology Research          14,401      14,841      18,486
        Intersegment Sales Elimination       (10,379)     (1,145)       (526)
                                            --------    --------    --------
                                            $182,029    $ 86,531    $ 91,052
                                            ========    ========    ========

    Income before provision for income
      taxes and minority interest:
        Medical Products                    $ 15,342    $  6,787    $  3,385
        Personal-care Products and Services   (4,979)     (2,970)         63
        Advanced Technology Research          (3,053)     (1,676)     (1,203)
        Corporate (a)                         (3,795)     (2,382)     (2,561)
                                            --------    --------    --------
        Total operating income (loss)          3,515        (241)       (316)
        Interest and other income, net        44,777      38,132      11,858
                                            --------    --------    --------
                                            $ 48,292    $ 37,891    $ 11,542
                                            ========    ========    ========

    Identifiable assets:
        Medical Products                    $200,850    $102,374    $ 48,000
        Personal-care Products and Services   91,713      89,292      33,570
        Advanced Technology Research          12,004      16,586      13,795
        Corporate (b)                         15,655      22,529      59,619
                                            --------    --------    --------
                                            $320,222    $230,781    $154,984
                                            ========    ========    ========

    Depreciation and amortization:
        Medical Products                    $  3,195    $  1,311    $  1,491
        Personal-care Products and Services    1,362         640         741
        Advanced Technology Research             345         337         454
                                            --------    --------    --------
                                            $  4,902    $  2,288    $  2,686
                                            ========    ========    ========

    Capital expenditures:
        Medical Products                    $  3,071    $    957    $  1,300
        Personal-care Products and Services    9,423       1,409       2,736
        Advanced Technology Research           1,968         237         325
                                            --------    --------    --------
                                            $ 14,462    $  2,603    $  4,361
                                            ========    ========    ========

    (a) Primarily general and administrative expenses.
    (b) Primarily cash, cash equivalents, and available-for-sale investments at the Company's headquarters.
                                       28PAGE

    ThermoTrex Corporation
    Notes to Consolidated Financial Statements

    13.  Segment Data, Significant Customers, and Export Sales (continued)

         U.S. government agencies accounted for less than 10% of the Company's total revenues in fiscal 1996, and 17% and 20% of the Company's total revenues in fiscal 1995 and 1994, respectively. No single customer accounted for 10% or more of the Company's total revenues in fiscal 1996 or 1994. Sales to one customer accounted for 11% of the Company's total revenues in fiscal 1995. Export sales were $35,908,000 and $12,374,000 in fiscal 1996 and fiscal 1995, respectively, and were less than 10% of the Company's total revenues in 1994.


    14.  Unaudited Quarterly Information

    (In thousands except per share amounts)

                                           Three Months Ended
                              --------------------------------------------
                              Dec. 30,    March 30,  June 29,   Sept. 28,
    Fiscal 1996 (a)               1995         1996  1996 (b)    1996 (c)
    ----------------------------------------------------------------------
    Revenues                   $43,095      $42,699   $42,772     $53,463
    Gross profit                16,763       17,540    17,041      18,440
    Net income                  14,172        2,103     1,071      25,229
    Earnings per share             .72          .11       .05        1.32


                                           April 1,   July 1,   Sept. 30,
    Fiscal 1995 (d) (e)                        1995      1995    1995 (f)
    ----------------------------------------------------------------------
    Revenues                                $26,277   $28,084     $32,170
    Gross profit                             11,493    11,739      12,070
    Net income                                  983     2,524      32,834
    Earnings per share                          .05       .13        1.73

    (a) Results include nontaxable gains of $12,772,000, $732,000, and $25,645,000 in the first, second, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (b) Reflects the May 1996 acquisition of XRE.
    (c) Reflects the September 1996 acquisition of Continental.
    (d) Results include nontaxable gains of $1,661,000 and $33,060,000 in the second and third quarters, respectively, from the issuance of stock by subsidiaries.
    (e) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
    (f) Reflects the September 1995 acquisition of Bennett.

                                       29PAGE

    Report of Independent Accountants


    To the Shareholders and Board of Directors of ThermoTrex Corporation:

         We have audited the accompanying consolidated balance sheet of ThermoTrex Corporation (a Delaware corporation and 51%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of September 28, 1996 and September 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoTrex Corporation and its subsidiaries as of September 28, 1996 and September 30, 1995, and the results of their operations and their cash flows for the year ended September 28, 1996, the nine months ended September 30, 1995, and the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    November 1, 1996




                                       30PAGE

    ThermoTrex Corporation

    Management's Discussion and Analysis of Financial Condition and Results of Operations

         Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements involve a number of risks and uncertainties, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results

    of Operations under the caption "Forward-looking Statements."

    Overview

         The Company operates in three business segments: Medical Products manufactured by the Company's 80%-owned Trex Medical Corporation (Trex Medical) subsidiary, Personal-care Products and Services offered by the Company's 64%-owned ThermoLase Corporation (ThermoLase) subsidiary, and Advanced Technology Research.

         Trex Medical designs, manufactures, and markets mammography equipment and minimally invasive stereotactic breast-biopsy systems, general radiography (X-ray) equipment, and X-ray imaging systems used for cardiac catheterization and angiography, as well as radiographic fluoroscopy. Trex Medical sells its systems worldwide principally through a network of independent dealers, and also acts as an original equipment manufacturer (OEM) for other medical equipment companies. Trex Medical has four operating units: Lorad, a manufacturer of mammography and stereotactic breast-biopsy systems; Bennett X-Ray Corporation (Bennett), a manufacturer of general X-ray and mammography equipment; XRE Corporation (XRE), a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental X-Ray Corporation (Continental), a manufacturer of general-purpose and specialized X-ray systems.

         ThermoLase has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market services using the SoftLight system. The Company began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial salon (Spa Thira) in La Jolla, California, in November 1995. ThermoLase opened additional salons in Dallas in June 1996, in Houston and Beverly Hills in September 1996, in Denver in October 1996, and in Boca Raton in November 1996. ThermoLase also plans to open a salon in suburban Detroit in December 1996 and has signed leases for four additional sites in Greenwich, Connecticut; Manhasset, New York; suburban Minneapolis; and Palm Beach, Florida. In June 1996, ThermoLase commenced a program to license to doctors the right to perform the Company's patented SoftLight hair-
                                       31PAGE

    ThermoTrex Corporation
    removal procedure. In this program, ThermoLase licenses its technology to physicians and receives a per-procedure royalty that varies depending on the location treated. ThermoLase also provides the doctors with the lasers and supplies that are necessary to perform the service. ThermoLase is marketing the SoftLight system internationally through joint ventures and other licensing arrangements, including separate joint ventures established in Japan in January 1996 and in France in November 1996, and a licensing arrangement established in Saudi Arabia in November 1996. ThermoLase also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which manufactures the lotion used in the SoftLight hair-removal process.

         The Company's Advanced Technology Research segment performs research primarily in the fields of communications, avionics, X-ray detection, signal processing, advanced-materials technology, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development.

    Results of Operations

         In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995). The results of operations for 1995 compares the nine months ended September 30, 1995 (fiscal 1995) with the unaudited nine months ended October 1, 1994 (fiscal 1994).

    Fiscal 1996 Compared With 1995

         Total revenues increased 63% to $182.0 million in fiscal 1996 from $111.6 million in 1995. Medical Products segment revenues, excluding intersegment sales, increased 102% to $141.8 million in fiscal 1996, compared with $70.2 million in 1995. Medical Products segment revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental. In addition, revenues at Lorad, excluding intersegment sales, increased 24% as a result of increased demand for mammography, biopsy, and nondestructive testing (NDT) systems. Personal-care Products and Services segment revenues increased 19% to $27.8 million in fiscal 1996 from $23.3 million in 1995, primarily due to the inclusion of $2.6 million in revenues from ThermoLase's Spa Thira salons and doctors' licensing program, as well as $2.0 million in SoftLight licensing fees from the joint venture established in Japan in January 1996. Revenues at CBI were $23.2 million in fiscal 1996, compared with $23.3 million in 1995. ThermoLase estimates that CBI will continue to represent a smaller portion of its total revenues as revenues from hair-removal services increase. During fiscal 1996, ThermoLase opened its first four Spa Thira salons, including two that opened in September 1996. Under the current pricing structure, the majority of spa clients pay a fixed fee in advance to receive a series of treatments, as necessary. Consequently, ThermoLase
                                       32PAGE

    ThermoTrex Corporation
    defers revenue related to such payments, which is recognized over the anticipated treatment period. As ThermoLase collects further data concerning the number of treatments required and duration of the treatment period, the period of revenue recognition may be affected.

         In January 1996, ThermoLase entered into a joint venture agreement to market its SoftLight system in Japan as well as its laser-based skin-rejuvenation process, if and when available. ThermoLase currently holds a 50% stake in the joint venture with an option to increase its ownership to 51% pursuant to a fair-value purchase option. The agreement calls for ThermoLase to receive minimum guaranteed payments of $1,000,000 in fiscal 1997, subject to certain exceptions in the event the joint venture is unable to obtain patent protection in Japan on prescribed terms.

         Advanced Technology Research segment revenues, excluding intersegment sales, declined to $12.4 million in fiscal 1996, from $18.1 million in 1995, primarily due to lower funding levels for the Company's government-sponsored research and development contracts and the sale of the Company's thermoelectrics and thermionics businesses. The Company estimates that revenues from Advanced Technology Research will continue to decline as a percentage of total revenues.

         The gross profit margin declined to 38% in fiscal 1996, compared with 41% in 1995. The Medical Products segment gross profit margin, excluding intersegment sales, declined to 42% in fiscal 1996 from 49% in 1995, primarily due to the inclusion of lower-margin revenues at Bennett and XRE. The Personal-care Products and Services segment gross profit margin was 28% in fiscal 1996, compared with 37% in 1995. The decline was primarily due to the early operations of the Spa Thira business, which has been operating below maximum capacity as ThermoLase develops a client base, continues refining its operating procedures, and incurs pre-opening costs, offset in part by the effect of revenues from the joint venture in Japan and doctors' licensing program. As ThermoLase opens additional Spa Thira locations in fiscal 1997, the effect of operating each spa below maximum capacity as ThermoLase develops its client base, as well as pre-opening costs, will have a negative impact on the gross profit margin. In addition, the decline in the gross profit margin in fiscal 1996 resulted from lower margins on the sale of skin-care and other personal-care products at CBI due to a shift to lower-margin products. The Advanced Technology Research segment gross profit margin decreased to 17% in fiscal 1996 from 19% in 1995, primarily due to cost overruns on certain contracts, offset in part by the absence of certain lower-margin contracts as a result of the closure of the Company's division in Waltham, Massachusetts, in 1995 (Note 12).

                                       33PAGE

    ThermoTrex Corporation

         Selling, general and administrative expenses as a percentage of revenues declined to 23% in fiscal 1996 from 24% in 1995, primarily due to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. This decrease was offset in part by an increase in selling, general and administrative expenses as a percentage of revenues for the Advanced Technology Research segment primarily due to its decrease in revenues.

         Research and development expenses increased to $25.0 million in fiscal 1996 from $18.0 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE, and continued efforts to develop and commercialize new products including the M-IV mammography system (first shipped in the fourth quarter of fiscal 1996), the full-breast digital mammography system, and the direct-detection X-ray sensor, as well as enhancements of existing systems.

         In 1995 the Company recorded restructuring expenses of $1.0 million resulting from the decision to close its division located in Waltham, Massachusetts (Note 12). During fiscal 1996 and 1995, this division recorded revenues of $0.4 million and $3.0 million, respectively, and incurred operating losses of $0.1 million and $0.7 million, respectively.

         Interest income increased to $6.0 million in fiscal 1996 from $4.2 million in 1995, primarily as a result of interest income earned on invested proceeds from ThermoLase's August 1995 public offering of common stock and Trex Medical's private placements of common stock in November 1995 and January 1996 and its initial public offering in July 1996. Interest expense in fiscal 1996 and 1995 primarily represents interest associated with an $8.0 million promissory note issued to Thermo Electron in September 1995. This note was repaid in September 1996, and the Company issued a $2.0 million promissory note to Thermo Electron on similar terms.

         The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiary through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by Trex Medical in fiscal 1996 and ThermoLase in 1995, the Company recorded gains of $39.1 million and $34.7 million in fiscal 1996 and 1995, respectively (Note
    11). These gains represent an increase in the Company's proportionate share of the subsidiary's equity and are classified as "gain on issuance of stock by subsidiaries" in the accompanying statement of income. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Also, the accounting rules applicable to these transactions may change. See "Risks Associated

                                       34PAGE

    ThermoTrex Corporation
    with Spinout of Subsidiaries" under the heading "Forward-looking Statements" below. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.

         Minority interest expense in fiscal 1996 represents minority shareholders' allocable share of Trex Medical's net income, offset in part by minority shareholders' allocable share of ThermoLase's net loss. Minority interest income in 1995 represents minority shareholders' allocable share of ThermoLase's net loss.

         The effective tax rates in fiscal 1996 and 1995 differ from the statutory federal income tax rate due to the nontaxable gains on issuance of stock by subsidiaries, offset in part by nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

         The Company is a defendant in certain patent litigation and has been notified that it allegedly infringes certain other technologies owned by third parties (Notes 4 and 10). While an unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's results of operations, the Company does not believe that it is reasonably likely that any resolution would have a material effect on the Company's financial position.

    Fiscal 1995 Compared With Fiscal 1994

         Total revenues increased 31% to $86.5 million in fiscal 1995 from $66.0 million in fiscal 1994. Medical Products segment revenues, excluding intersegment sales, increased 40% to $55.0 million in fiscal 1995, compared with $39.2 million in fiscal 1994. The increase resulted from higher demand across all product lines, with significant growth coming from export sales, which accounted for 21% of Medical Products segment revenues in fiscal 1995, compared with 11% in fiscal 1994. Personal-care Products and services segment revenues increased 36% to $17.5 million in fiscal 1995 from $12.9 million in fiscal 1994 due to an increase in demand at CBI.

         Advanced Technology Research segment revenues, excluding intersegment sales, were $14.0 million in fiscal 1995, compared with $13.9 million in fiscal 1994, as funding levels for the Company's government-sponsored research and development contracts remained relatively unchanged.

         The gross profit margin declined to 41% in fiscal 1995 from 42% in fiscal 1994. The Medical Products segment gross profit margin, excluding intersegment sales, declined to 48% in fiscal 1995, compared with 50% in fiscal 1994, primarily due to a nonrecurring adjustment to expense of $0.3 million for inventory revalued at the time of Bennett's acquisition by the Company. The Personal-care Products and Services segment gross profit margin was 35% in fiscal 1995, compared with 42% in fiscal 1994,

                                       35PAGE

    ThermoTrex Corporation
    due to lower margins at CBI as a result of an increase in the price of raw materials and, to a lesser extent, a shift in product mix. The gross profit margin for Advanced Technology Research segment decreased to 16% in fiscal 1995 from 17% in fiscal 1994, due to overhead incurred in excess of amounts billable on government-sponsored contracts.

         Selling, general and administrative expenses as a percentage of revenues declined to 24% in fiscal 1995 from 27% in fiscal 1994. The decline was due to increased revenues at Trex Medical, partially offset by an increase in expense at ThermoLase resulting from increased selling efforts to expand the market for ThermoLase's skin-care and other personal-care products and the buildup of the infrastructure necessary for the operation of a personal-care service network.

         Research and development expenses increased to $13.4 million in fiscal 1995 from $9.6 million in fiscal 1994, reflecting ThermoLase's expanded efforts to develop and commercialize the SoftLight system and, to a lesser extent, continued efforts to develop the full-breast digital mammography system, the Sonic CT(TM) medical imaging device, and the passive microwave camera synthetic vision system.

         In fiscal 1995 and fiscal 1994, the Company recorded restructuring expenses of $1.0 million and $0.7 million, respectively, resulting from the decision to close its division located in Waltham, Massachusetts (Note 12). During fiscal 1995 and fiscal 1994, this division recorded revenues of $2.4 million and $2.0 million, respectively, and incurred operating losses of $0.6 million and $0.8 million, respectively.

         Interest income increased to $3.2 million in fiscal 1995 from $2.3 million in fiscal 1994, primarily as a result of interest income earned on invested proceeds from the Company's March 1994 public offering of common stock, ThermoLase's July 1994 initial public offering of common stock and, to a lesser extent, the June and August 1995 offerings of ThermoLase common stock. This increase was offset slightly by lower invested amounts due to the cash expended to acquire Bennett. Interest expense in fiscal 1995 represents interest associated with the $8.0 million promissory note issued to Thermo Electron in September 1995. Interest expense in fiscal 1994 represents interest associated with notes payable of $6.7 million that were repaid in January 1994.

         As a result of the sale of stock by ThermoLase, the Company recorded gains of $34.7 million and $8.6 million in fiscal 1995 and fiscal 1994, respectively.

         Minority interest income in fiscal 1995 represents minority shareholders' allocable share of ThermoLase's net loss.

         The effective tax rates in fiscal 1995 and fiscal 1994 differ from the statutory federal income tax rate due to the nontaxable gain on issuance of stock by subsidiary, offset in part by nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

                                       36PAGE

    ThermoTrex Corporation

    Liquidity and Capital Resources

         Consolidated working capital was $127.9 million at September 28, 1996, compared with $103.3 million at September 30, 1995. Included in working capital are cash, cash equivalents, and available-for-sale investments of $95.6 million at September 28, 1996, compared with $87.1 million at September 30, 1995. Of the $95.6 million balance at September 28, 1996, $52.1 million was held by ThermoLase, $34.0 million was held by Trex Medical, and the remainder was held by the Company and its wholly owned subsidiary. Net cash provided by operating activities during fiscal 1996 was $4.9 million.

         The Company's investing activities used cash of $41.9 million in fiscal 1996. In May 1996, Trex Medical acquired XRE for approximately $18.5 million in cash, net of cash acquired and including the repayment of debt. In September 1996, Trex Medical acquired Continental for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt. In addition, the Company expended $14.5 million for property, plant and equipment during fiscal 1996.

         The Company's financing activities provided cash of $59.4 million in fiscal 1996. The Company raised $71.9 million from the sale of Company and subsidiary common stock and repaid an $8.0 million promissory note from Thermo Electron.

         In September 1996, ThermoLase's Board of Directors authorized the repurchase by ThermoLase of up to $10.0 million of its common stock through August 28, 1997, in market transactions or pursuant to the exercise by investors of standardized put options written on ThermoLase common stock. As of December 1, 1996, no shares had been repurchased, however, ThermoLase had contingent obligations under outstanding put options to purchase up to 80,000 shares for $1.5 million.

         In addition to the Denver, Boca Raton, and suburban Detroit spas which were being completed as of September 28, 1996, ThermoLase has signed leases in Greenwich, Connecticut; Manhasset, New York; suburban Minneapolis; and Palm Beach, Florida where it plans to open additional Spa Thira salons. ThermoLase plans to open between 10 and 20 additional spas in various parts of the United States during fiscal 1997. Depending on the size of the salon, each facility will require approximately $1.5 million to $2.5 million for such items as leasehold improvements and laser systems. In addition, ThermoLase expects to expend between $8.0 million and $10.0 million during fiscal 1997 for equipment related to its program to license doctors the right to perform hair-removal services. In addition to capital expenditures planned by ThermoLase, the Company plans to expend approximately $5.0 million on other capital additions in fiscal 1997.

         The Company believes it has adequate resources to meet its financial needs for the foreseeable future.

                                       37PAGE

    ThermoTrex Corporation

    Forward-looking Statements

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

         No Assurance of Development and Commercialization of Products Under Development. The Company has several lines of existing products and number of commercial products under development. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company's proposed products. Proposed products based on the Company's technologies will require significant research and development. There can be no assurance that any products developed by the Company will be commercialized or that development will be completed in any particular time frame. In addition, there can be no assurance that the Company will be able to build manufacturing, marketing, and distribution organizations that will be necessary for the successful commercialization of its commercial products under development.

         The Company has developed several of its core technologies in connection with government-sponsored research and development. The Company is seeking government funding for further applications of certain of its core technologies, but there can be no assurance that such funding can be obtained on favorable terms, if at all. In addition, the Company does not expect that government funding will be sufficient to complete the development of the Company's proposed commercial products. In order to further or complete the development of its commercial products, the Company may seek to raise additional funds for specific projects or for subsidiaries of the Company that will commercialize its products. There can be no assurance that funding for further development of the Company's commercial products can be obtained on favorable terms, if at all. Such funding may include funding from capital markets.

         Uncertain Market Acceptance. The success of the Company's products depends on obtaining favorable perceptions of the Company's products by markets and opinion leaders. ThermoLase's SoftLight process for laser hair removal is significantly different from current commercially available hair-removal technologies. With any new cosmetic technology, there is substantial risk that the marketplace may not accept or be receptive to the potential benefits of such technology. Market acceptance of the SoftLight process will depend, in large part, upon the ability of ThermoLase to demonstrate to consumers the safety and effectiveness of the SoftLight process and its advantages over other types of hair-removal treatment. There can be no assurance that the SoftLight process will be accepted by the general public. The Company's passive microwave camera and laser communication technology, ThermoLase's skin-rejuvenation system, and Trex Medical's full-breast digital imaging system are also significantly different from current technologies and, if successfully developed, will be subject to similar market acceptance risks.

                                       38PAGE

    ThermoTrex Corporation

         Government Regulation; No Assurance of Regulatory Approvals.
    Certain of the Company's products are subject to pre-marketing clearance or approval by the U.S. Food and Drug Administration (FDA) and similar agencies in foreign countries. The use or sale of certain of the Company's commercial products under development will require approvals by other government agencies, such as the Federal Aviation Administration. Trex Medical's full-breast digital imaging system and ThermoLase's skin-rejuvenation system require the completion of human clinical trials prior to submissions for FDA approval. Clinical trials of the digital imaging system and the skin-rejuvenation system are currently under way. At the conclusion of the trials, the Company expects its subsidiaries to submit 510(k) applications for FDA approval, but there can be no assurance that there will be favorable clinical results, which are necessary for such submissions. The process of obtaining FDA approvals is time consuming and expensive. There can be no assurance that the FDA will accept any of such 510(k) applications, and may require additional data or alternative and more time-consuming approval procedures. Furthermore, there can be no assurance that the necessary approvals for any of the products will be obtained on a timely basis, or at all.

         FDA regulations also require continuing compliance with specific standards in conjunction with the maintenance and marketing of products and services that have been approved. If such regulations are not complied with on an ongoing basis, the FDA can enjoin production, seize products, and levy fines.

         The Company recognizes for purposes of commercializing the ThermoLase centers that the operation of the SoftLight process may be deemed by certain regulators to constitute the practice of medicine. If operation of the SoftLight process is determined to involve the practice of medicine, the degree of physician involvement required in delivering the process is unclear. In addition, many states prohibit business corporations from engaging in the practice of medicine, employing physicians, or entering into certain financial arrangements with physicians, including fee splitting. Although the Company believes that the existing and proposed structures for the ThermoLase centers and its relationships with physicians and others comply with applicable laws and regulations, no formal ruling regarding such structures and relationships has been obtained from any government agency and there can be no assurance that any such ruling would deem such structures or relationships in compliance with applicable laws and regulations. There can be no assurance that review of the Company's business by courts or healthcare, tax, labor, and other regulatory authorities that have jurisdiction over matters including, without limitation, the corporate practice of medicine, licensure of facilities, practitioners and equipment and franchising will not result in determinations that could adversely affect the operations of the Company or that the healthcare regulatory environment will not change in a manner that would restrict the Company's proposed operations or limit the expansion of the Company's business or otherwise adversely affect the Company.

                                       39PAGE

    ThermoTrex Corporation

         Healthcare Reform; Uncertainty of Patient Reimbursement. The federal government has in the past and may in the future consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which Trex Medical conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Recent legislation has limited Medicare reimbursement for diagnostic examinations. These policies may have the effect of limiting the availability or reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which Trex Medical competes. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of Trex Medical's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

         Technological Developments and Intense Competition. The Company's products do, and will, compete in fields characterized by rapid technological progress and intense competition. New developments in technology may have a material adverse effect on the development or sale of some or all of the Company's products or render such products noncompetitive or obsolete. Other companies, many of which have substantially greater capital resources, marketing experience, research and development staffs and facilities than the Company, are currently engaged in the sale and development of products and technologies that are similar to, and may be competitive with, certain of the Company's products and technologies. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.

         In 1994, the Company conducted a clinical trial using a SoftLight laser to collect data on the effectiveness of the SoftLight hair-removal process under the clinical protocol established for the Company's FDA submission. Results were based on a dermatologist's visual observation of each subject's treatment area at various time intervals after treatment and varied depending upon the anatomical site treated. Of the 65 anatomical sites screened 12 weeks after receiving such treatment, 49 (75%) experienced a reduction in hair growth greater than 30%, with the average reduction in hair growth equal to 46%. Of the 32 anatomical sites screened 24 weeks after receiving such treatment, 21 (66%) experienced a reduction in hair growth greater than 30%, with the average reduction in hair growth equal to 39%. Although ThermoLase received FDA clearance in April 1995 to commercially market the SoftLight process, ThermoLase continues to study the process to better understand the effects of the
                                       40PAGE

    ThermoTrex Corporation
    system and to develop the system in order to increase its effectiveness and the length of time in between treatments. These studies will also be used to further clarify the duration for which hair will be removed, the number of treatments required to effectively remove hair from a given area, and the effectiveness of the process across a broad range of skin types and anatomical sites. In addition, although ThermoLase has not observed any significant side effects to date, it is continuing to monitor subjects and customers for the development of possible side effects. Failure to further improve the SoftLight process may limit ThermoLase's ability to successfully commercialize the SoftLight process.

         Need to Manage Growth; Ability to Attract Qualified Personnel. ThermoLase is experiencing a period of rapid growth as it commences commercial operations of its SoftLight process. ThermoLase presently intends to commercialize the SoftLight process in the United States primarily through affiliated spas and a network of physicians using the process as part of their practices. ThermoLase will be required to recruit and train a large number of personnel for its spas, including medical staff such as physicians, registered nurses, physician assistants, or other personnel. There may be only a limited number of such persons with the requisite skills, and it may become increasingly difficult for ThermoLase to hire such personnel over time. ThermoLase will also be required to recruit qualified physicians for its network of physician practices that offer the SoftLight process. Such qualified physicians may not be available or interested in offering the SoftLight process in their private practices. ThermoLase's commercialization strategy may also significantly strain operational, management, financial, sales and marketing, and other resources. To manage growth effectively, ThermoLase must continue to enhance its systems and controls and successfully expand, train, and manage its employee base and physician network. There can be no assurance that ThermoLase will be able to manage this expansion effectively.

         Intellectual Property Rights, Uncertainties and Litigation. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products and processes because of the length of time and expense associated with bringing new products through development and the regulatory approval process to the marketplace. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by enforceable patents or are maintained in confidence as trade secrets. Certain technology that may be used in the Company's products is not covered by any patent or patent application and therefore may be the subject of ownership disputes. The Company generally relies on trade secrecy agreements to protect such technology, but there can be no assurance that such agreements will provide meaningful protection or that others will not independently develop substantially equivalent technology. There can be no assurance that patent applications covering the Company's products will be successfully filed or that patents will ultimately issue. Further, even if patents are issued, the protection afforded by such patents and the Company's existing patents will depend upon their scope and validity. In addition, there can be no assurance that the Company's patents will not be
                                       41PAGE

    ThermoTrex Corporation
    challenged. There may be patents or other intellectual property rights owned by others, which if infringed by the Company would permit the owner to prevent the Company from making, selling, or using the affected product or process without a license and to be entitled to damages for past infringement. ThermoLase has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others and may continue to receive such allegations in the future. Protection and defense of intellectual property rights may involve the commitment of large amounts of time and financial resources. Furthermore, the government retains a non-exclusive, royalty-free license to use technology developed under government contracts for government purposes. If the Company decides not to pursue further development of government-sponsored technology, the government could, in certain circumstances, transfer that technology to a third party.

         Fischer Imaging Corporation (Fischer) sued Trex Medical's Lorad division in April 1992, alleging that Lorad's prone breast-biopsy systems infringe a Fischer patent on a precision mammographic needle-biopsy system. As of September 28, 1996, Trex Medical had revenues of approximately $63.1 million from the sale of such systems. The suit requests a permanent injunction, treble damages, and attorney's fees and expenses. The Company also is aware of a U.S. patent held by a third party which has been asserted by him against certain automatic exposure-control features included in most of Trex Medical's current mammography systems. As of September 28, 1996, Trex Medical had accrued a reserve of approximately $2 million in connection with these matters, although given the inherent uncertainty of patent litigation and disputes, no assurance can be given as to the amount which the Company may eventually be required to pay in expenses, or in damages, if the Company is unsuccessful in defending these matters. The Company also has been notified that it allegedly infringes certain other technologies owned by third parties.

         Potential Product Liability. The administration of medical treatments is subject to various risks of physical injury to the patient. The Company maintains product liability insurance, but there is no assurance that this insurance will provide sufficient coverage in the event of a claim. Furthermore, there can be no assurance that the Company will be able to maintain its insurance coverage or that insurance coverage will continue to be available at economically feasible rates.

         Dependence Upon Significant OEM Relationships. A significant portion of Trex Medical's sales are through OEM arrangements with United States Surgical Corporation, General Electric Company, Inc., and the Philips Medical Systems North America Company subsidiary of Philips N.V. Trex Medical's sales depend, in part, on the continuation of these OEM arrangements and the level of end-user sales by such OEMs. There can be no assurance that Trex Medical will be able to maintain its existing, or establish new, OEM relationships.

                                       42PAGE

    ThermoTrex Corporation

         Risks Associated with Acquisition Strategy. The Company's strategy includes the acquisition of businesses that complement or augment the Company's existing products and services. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Any acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

         Risks Associated with Spinout of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.

         In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The FASB expects to issue a final statement or a revised exposure draft in calendar 1997.







                                       43PAGE

   ThermoTrex Corporation

   Selected Financial Information

                                          Nine
                                         Months
                       Year Ended       Ended (a)          Year Ended
                   -------------------  ---------  --------------------------
   (In thousands
   except per Sept. 28, Sept. 30, Sept. 30, Dec. 31, Jan. 1, Jan. 2, share amounts) 1996 (b) 1995 1995 (c) 1994 (d) 1994 (e) 1993 (f)
   --------------------------------------------------------------------------
                            (Unaudited)
   Statement of Income Data:
   Revenues        $182,029  $111,610   $ 86,531  $ 91,052 $ 54,329  $ 19,843
   Income before
     provision for
     income taxes
     and minority
     interest        48,292    38,895     37,891    11,542    1,490       627
   Net income        42,575    36,658     36,341     9,602      495       280
   Earnings per
     share             2.16      1.94       1.92       .50      .03       .02

   Balance Sheet Data:
   Working capital $127,863             $103,297  $ 82,798 $ 45,103  $ 18,213
   Total assets     320,222              230,781   154,984  117,335    67,904
   Common stock of
     subsidiary
     subject to
     redemption           -                    -         -   14,511         -
   Shareholders'
     investment     205,079              162,388   123,271   77,594    48,735

   (a)In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September 30, 1995 is presented.
   (b) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and Trex Medical's private placements, initial public offering, and rights offering, which resulted in nontaxable gains of $39,149,000.
   (c)Reflects ThermoLase's 1995 private placements and public offering, which resulted in nontaxable gains of $34,721,000, and the September 1995 acquisition of Bennett.
   (d)Reflects the net proceeds of the Company's 1994 public offering and ThermoLase's 1994 initial public offering, which resulted in a nontaxable gain of $8,609,000.
   (e)Reflects the net proceeds of ThermoLase's 1993 private placement, the Company's 1993 private placements, and the December 1993 acquisition of CBI.
   (f)Reflects the net proceeds of the Company's 1992 private placement and the November 1992 acquisition of Lorad.
                                       44PAGE

    ThermoTrex Corporation

    Common Stock Market Information

         The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TKN) for fiscal 1996 and fiscal 1995.

                                Fiscal 1996               Fiscal 1995
                           ---------------------     ---------------------
    Quarter                  High          Low         High          Low
    ----------------------------------------------------------------------
    First                  $50 5/8       $31 1/2     $16 5/8       $12
    Second                  50 7/8        41 3/8      39 3/8        15 1/2
    Third                   50 1/8        42 3/4      41 3/8        31 1/2
    Fourth                  51 3/8        36 5/8

         As of November 22, 1996, the Company had 580 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on November 22, 1996, was $35 1/8 per share.

         Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoLase (TLZ) and Trex Medical
    (TXM).


    Stock Transfer Agent

         American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

         American Stock Transfer & Trust Company
         Shareholder Services Department
         40 Wall Street, 46th Floor
         New York, New York 10005
         (718) 921-8200


    Shareholder Services

         Shareholders of ThermoTrex Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Vice President and Chief Financial Officer, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A
    mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning with the 1997 fiscal year, quarterly distributions will be limited to the second quarter report only. All quarterly reports and press releases are also available through the Internet at the Company's home page on the World Wide Web (http://www.thermo.com/subsid/tkn.html).

                                       45PAGE

    ThermoTrex Corporation

    Dividend Policy

         The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.


    Form 10-K Report

         A copy of the Annual Report on Form 10-K for the fiscal year ended September 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Vice President and Chief Financial Officer, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.


    Annual Meeting

         The annual meeting of shareholders will be held on Wednesday, March 12, 1997, at 11:00 a.m. at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.








