Form 10-K, Exhibit 13
period 1997-09-27
THERMOTREX CORP
filed 1997-12-08
CIK 875316

Exhibit 13











                             ThermoTrex Corporation

                        Consolidated Financial Statements

                                Fiscal Year 1997
PAGE

   ThermoTrex Corporation                            1997 Financial Statements

                        Consolidated Statement of Income
                                                                Nine Months
                                        Year Ended                 Ended
                               --------------------------------  ----------
  (In thousands except          Sept. 27,  Sept. 28,  Sept. 30,   Sept. 30,
  per share amounts)                 1997       1996       1995        1995
  -------------------------------------------------------------------------
                                                     (Unaudited)
  Revenues (Notes 7 and 13):
    Product and service revenues $265,947   $169,669   $ 93,503    $ 72,485
    Contract revenues              16,174     12,360     18,107      14,046
                                 --------   --------   --------    --------
                                  282,121    182,029    111,610      86,531
                                 --------   --------   --------    --------
  Costs and Operating Expenses:
    Cost of product and service
      revenues                    168,469    101,967     50,809      39,426
    Cost of contract revenues      11,667     10,278     14,750      11,803
    Selling, general, and admin-
      istrative expenses (Note 7)  69,043     41,283     27,318      21,145
    Research and development
      expenses                     32,067     24,986     17,964      13,430
    Write-off of acquired
      technology (Note 3)           1,400          -          -           -
    Costs associated with
      divisional restructuring
      (Note 11)                         -          -        968         968
                                 --------   --------   --------    --------
                                  282,646    178,514    111,809      86,772
                                 --------   --------   --------    --------

  Operating Income (Loss)            (525)     3,515       (199)       (241)
  Interest Income                   4,752      5,977      4,226       3,223
  Interest Expense (includes
    $197 in 1997 and $464 in
    1996 to parent company)          (835)      (464)        (6)         (6)
  Gain on Issuance of Stock by
    Subsidiaries (Note 10)          7,926     39,149     34,721      34,721
  Gain on Sale of Investments           -        115        153         194
  Equity in Losses of Joint
    Ventures (Note 3)                (700)         -          -           -
                                 --------   --------   --------    --------
  Income Before Provision for
    Income Taxes and Minority
    Interest                       10,618     48,292     38,895      37,891
  Provision for Income Taxes
    (Note 6)                        3,474      5,341      2,802       2,115
  Minority Interest (Income)
    Expense                        (1,297)       376       (565)       (565)
                                 --------   --------   --------    --------
  Net Income                     $  8,441   $ 42,575   $ 36,658    $ 36,341
                                 ========   ========   ========    ========

  Earnings per Share             $    .44   $   2.16   $   1.94    $   1.92
                                 ========   ========   ========    ========

  Weighted Average Shares          19,210     19,669     18,913      18,938
                                 ========   ========   ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.
                                        2PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Consolidated Balance Sheet

                                                 Sept. 27,     Sept. 28,
    (In thousands)                                    1997          1996
    --------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                   $135,720      $ 43,940
      Available-for-sale investments, at
        quoted market value (amortized cost
        of $17,520 and $51,774; Note 2)             17,499        51,701
      Accounts receivable, less allowances
        of $1,969 and $1,586                        58,632        36,615
      Unbilled contract costs and fees               4,651         2,933
      Inventories                                   48,204        37,303
      Prepaid expenses                               3,422         2,157
      Prepaid income taxes (Note 6)                 11,877         9,685
                                                  --------      --------
                                                   280,005       184,334
                                                  --------      --------
    Property, Plant, and Equipment, at
      Cost, Net                                     52,389        31,504
                                                  --------      --------
    Notes Receivable from Related Party
      (Note 7)                                       3,300         3,300
                                                  --------      --------
    Prepaid Income Taxes and Other Assets
      (Note 6)                                      13,831         4,680
                                                  --------      --------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                           100,592        96,404
                                                  --------      --------
                                                  $450,117      $320,222
                                                  ========      ========

                                        3PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                                                    Sept. 27,      Sept. 28,
    (In thousands except share amounts)                  1997           1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Note payable to parent company (Note 7)        $ 11,000       $  2,000
      Accounts payable                                 21,373         19,569
      Accrued payroll and employee benefits             8,863          7,228
      Accrued warranty costs                            6,299          5,379
      Customer deposits                                 3,795          3,582
      Accrued commissions                               3,922          2,049
      Other accrued expenses (Note 3)                  20,450         15,395
      Due to parent company and affiliated
        companies                                       2,027          1,269
                                                     --------       --------
                                                       77,729         56,471
                                                     --------       --------
    4 3/8% Subordinated Convertible Debentures
      (Note 8)                                        115,000              -
                                                     --------       --------
    Deferred Lease Liability                            1,379            494
                                                     --------       --------
    Common Stock of Subsidiary Subject to
      Redemption (Note 1)                              40,500              -
                                                     --------       --------
    Minority Interest                                  39,374         58,178
                                                     --------       --------
   Commitments and Contingencies
      (Notes 3, 7, 9, and 15)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.01 par value, 50,000,000
        shares authorized; 19,251,769 and
        19,190,107 shares issued                          193            192
      Capital in excess of par value                   78,601        116,753
      Retained earnings                                97,597         89,156
      Treasury stock at cost, 8,747 and 25,508
        shares                                           (243)          (975)
      Net unrealized loss on available-for-sale
        investments (Note 2)                              (13)           (47)
                                                     --------       --------
                                                      176,135        205,079
                                                     --------       --------
                                                     $450,117       $320,222
                                                     ========       ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

  ThermoTrex Corporation                              1997 Financial Statements

                      Consolidated Statement of Cash Flows
                                                                 Nine Months
                                          Year Ended                Ended
                              ------------------------------     -----------
                              Sept. 27,   Sept. 28,    Sept. 30,   Sept. 30,
   (In thousands)                  1997        1996         1995        1995
   -------------------------------------------------------------------------
                                                      (Unaudited)
   Operating Activities:
     Net income                $  8,441    $ 42,575    $ 36,658    $ 36,341
     Adjustments to reconcile
       net income to net cash
       provided by (used in)
       operating activities:
         Depreciation and
           amortization           9,280       4,902       2,983       2,288
         Provision for losses
           on accounts
           receivable               279         336         185         178
         Write-off of acquired
           technology (Note 3)    1,400           -           -           -
         Costs associated
           with divisional
           restructuring
           (Note 11)                  -           -         968         968
         Gain on issuance of
           stock by subsidiaries
           (Note 10)             (7,926)    (39,149)    (34,721)    (34,721)
         Gain on sale of
           investments                -        (115)       (153)       (194)
         Minority interest
           (income) expense      (1,297)        376        (565)       (565)
         Increase in long-term
           prepaid income taxes  (4,308)          -           -           -
         Other (Note 3)           1,624         494         162         162
         Changes in current
           accounts, excluding
           the effects of
           acquisitions:
             Accounts receivable (19,694)    (2,790)     (8,598)     (6,745)
             Inventories and
               unbilled contract
               costs and fees   (11,290)     (1,176)     (3,721)     (1,456)
             Other current
               assets            (3,311)     (2,734)      1,061        (454)
             Accounts payable     1,522       1,254       6,454       3,523
             Other current
               liabilities       11,208       1,688       2,620       2,767
                               --------    --------    --------    --------
   Net cash provided by
     (used in) operating
     activities                $(14,072)   $  5,661    $  3,333    $  2,092
                               --------    --------    --------    --------

                                        5PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                                                                 Nine Months
                                          Year Ended                Ended
                              ---------------------------------- -----------
                              Sept. 27,   Sept. 28,    Sept. 30,   Sept. 30,
    (In thousands)                 1997        1996         1995        1995
    ------------------------------------------------------------------------
                                                      (Unaudited)
    Investing Activities:
      Acquisitions, net of
        cash acquired (Note 3) $(10,712)   $(36,888)   $(42,199)    $(42,002)
      Proceeds from sale of
        businesses to related
        parties (Note 7)              -         860           -            -
      Purchases of available-
        for-sale investments    (10,400)    (52,000)    (50,061)     (49,793)
      Proceeds from sale and
        maturities of
        available-for-sale
        investments              44,000      65,230      34,836       18,462
      Purchases of property,
        plant, and equipment    (26,853)    (14,462)     (4,684)      (2,603)
      Payment to dissenting
        shareholders in
        connection with 1992
        Lorad acquisition
        (Note 3)                      -         -        (2,300)      (2,300)
      Issuance of notes
        receivable to related
        party (Note 7)                -      (1,300)     (2,000)      (2,000)
      Investment in other
        assets (Note 1)          (1,200)     (4,400)          -            -
      Other                           -         301          32            -
                                -------    --------    --------     --------

    Net cash used in
      investing activities      $(5,165)   $(42,659)   $(66,376)    $(80,236)
                                -------    --------    --------     --------

                                        6PAGE

   ThermoTrex Corporation                            1997 Financial Statements

                                                                  Nine Months
                                            Year Ended               Ended
                                --------------------------------- -----------
                                Sept. 27,  Sept. 28,   Sept. 30,    Sept. 30,
   (In thousands)                    1997       1996        1995         1995
   --------------------------------------------------------------------------
                                                      (Unaudited)
   Financing Activities:
     Net proceeds from
       issuance of
       subordinated
       convertible
       debentures (Note 8)       $112,551   $      -   $      -     $      -
     Net proceeds from
       issuance of Company
       and subsidiaries'
       common stock and sale
       of subsidiary put
       options (Notes 5
       and 10)                     16,370     71,873     56,162       56,108
     Net proceeds from
       subsidiary stock
       exchange offer (Note 1)        502          -          -            -
     Purchases of subsidiary
       common stock               (26,072)         -          -            -
     Proceeds from issuance
       of notes payable to
       parent company (Note 7)     11,000      2,000      8,000        8,000
     Repayment of notes
       payable to parent
       company (Note 7)            (2,000)    (8,000)         -            -
     Payment of withholding
       taxes related to stock
       option exercises            (1,334)    (6,447)    (2,180)      (1,755)
                                 --------   --------   --------     --------
   Net cash provided by
     financing activities         111,017     59,426     61,982       62,353
                                 --------   --------   --------     --------
   Increase (Decrease) in
     Cash and Cash
     Equivalents                   91,780     22,428     (1,061)     (15,791)
   Cash and Cash Equivalents
     at Beginning of Period        43,940     21,512     22,573       37,303
                                 --------   --------   --------     --------
   Cash and Cash Equivalents
     at End of Period            $135,720   $ 43,940   $ 21,512     $ 21,512
                                 ========   ========   ========     ========

   Cash Paid For:
     Interest                    $    197   $    464   $      6     $      6
     Income taxes                $  6,622   $  3,106   $  2,292     $  2,058

                                        7PAGE

   ThermoTrex Corporation                            1997 Financial Statements

                                                                  Nine Months
                                            Year Ended               Ended
                                --------------------------------- -----------
                                Sept. 27,  Sept. 28,   Sept. 30,    Sept. 30,
   (In thousands)                    1997       1996        1995         1995
   --------------------------------------------------------------------------
                                                      (Unaudited)
   Noncash Activities:
     Fair value of assets of
       acquired companies        $ 14,677   $ 53,519   $ 50,419     $ 49,940
     Cash paid for acquired
       companies                  (11,150)   (38,178)   (42,199)     (42,002)
                                 --------   --------   --------     --------
       Liabilities assumed of
         acquired companies      $  3,527   $ 15,341   $  8,220     $  7,938
                                 ========   ========   ========     ========
     Exchange of subsidiary
       common stock for common
       stock of subsidiary
       subject to redemption
       (Note 1)                  $ 40,500   $      -   $      -     $      -
                                 ========   ========   ========     ========


   The accompanying notes are an integral part of these consolidated financial statements.


                                        8PAGE

    ThermoTrex Corporation                          1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

                                                                 Nine Months
                                                Year Ended           Ended
                                            -------------------- -----------
                                            Sept. 27,  Sept. 28,   Sept. 30,
    (In thousands)                               1997       1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
      Balance at beginning of period        $    192     $   191     $   189
      Issuance of stock under employees'
        and directors' stock plans                 1           1           2
                                            --------    --------     -------
      Balance at end of period                   193         192         191
                                            --------    --------     -------
    Capital in Excess of Par Value
      Balance at beginning of period         116,753     116,837     113,911
      Activity under employees' and
        directors' stock plans                  (103)       (424)      1,188
      Tax benefit related to employees'
        and directors' stock plans             3,017       2,494       2,217
      Effect of majority-owned subsidiaries'
        equity transactions (Note 1)         (41,066)     (2,154)       (479)
                                            --------    --------    --------
      Balance at end of period                78,601     116,753     116,837
                                            --------    --------    --------
    Retained Earnings
      Balance at beginning of period          89,156      46,581      10,240
      Net income                               8,441      42,575      36,341
                                            --------    --------    --------
      Balance at end of period                97,597      89,156      46,581
                                            --------    --------    --------
    Treasury Stock
      Balance at beginning of period            (975)     (1,206)       (678)
      Activity under employees' and
        directors' stock plans                   732         231        (528)
                                            --------    --------    --------
      Balance at end of period                  (243)       (975)     (1,206)
                                            --------    --------    --------
    Net Unrealized Loss on Available-for-Sale
      Investments
      Balance at beginning of period             (47)        (15)       (391)
      Change in net unrealized loss on
        available-for-sale investments            34         (32)        376
                                            --------    --------    --------
      Balance at end of period                   (13)        (47)        (15)
                                            --------    --------    --------
    Total Shareholders' Investment          $176,135    $205,079    $162,388
                                            ========    ========    ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                        9PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoTrex Corporation (the Company) develops and markets medical products and personal-care products and services, and also performs advanced technology research. The Company's 79%-owned Trex Medical Corporation (Trex Medical) subsidiary designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems used for the detection of breast cancer, general-purpose X-ray equipment, and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty. The Company's 67%-owned ThermoLase Corporation (ThermoLase) subsidiary has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair, and also markets skin-care, bath, and body products through its wholly owned CBI Laboratories, Inc. (CBI) subsidiary. ThermoTrex's 78%-owned Trex Communications Corporation (Trex Communications) subsidiary has developed a laser communications technology and, through its Computer Communications Specialists, Inc. (CCS) subsidiary, designs and markets interactive information and voice-response systems, as well as call-automation systems. In addition, the Company performs advanced technology research primarily in the areas of avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development.

    Relationship with Thermo Electron Corporation
        The Company was incorporated in January 1991 as a wholly owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of September 27, 1997, Thermo Electron owned 10,149,556 shares of the Company's common stock, representing 53% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company, its wholly owned subsidiary, its majority-owned, privately held Trex Communications subsidiary, and its publicly held ThermoLase and Trex Medical subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's transition period, which ended on September 30, 1995, was the 39-week period from January 1, 1995, to September 30, 1995, referenced as fiscal 1995. References to fiscal 1997 and fiscal 1996 are for the years ended September 27, 1997, and September 28, 1996, respectively. Fiscal 1997 and fiscal 1996 each included 52 weeks. The unaudited consolidated statements of income and cash flows for the 52-week period ended September 30, 1995, are presented for comparative purposes only.

                                       10PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. ThermoLase offers a variety of treatment plans for its spa-based hair-removal services which include one-time services and multiple treatment plans that provide for varying numbers of treatments or treatment periods. ThermoLase recognizes revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans are recognized over the anticipated treatment period, which, in fiscal 1997 and 1996, was six months based upon the average service pattern for customers treated during those years. ThermoLase earns an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology license fees are recorded as revenue at the time the technology is transferred to the practitioner. Fees arising from hair-removal procedures performed by these physicians are recognized when such procedures are performed. ThermoLase earns nonrefundable initial and ongoing technology licensing fees from its international arrangements. Initial nonrefundable technology license fees are recorded as revenue at the time the technology is transferred. Ongoing licensing fees are recorded when earned in accordance with contractual terms. The accompanying statement of income includes international licensing fees of $4,195,000 and $2,000,000 in fiscal 1997 and fiscal 1996, respectively.
        The Company recognizes contract revenues and profits using the percentage-of-completion method. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts are generally cost-plus-fixed-fee, and customers are billed monthly as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

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

                                       11PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Gain on Issuance of Stock by Subsidiaries
        At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 10 for a description of gains recorded.
        If gains have been recognized on the issuance of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares.

    Concentration of Credit Risk
        Trex Medical sells its products primarily to customers in the healthcare industry. Trex Medical does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

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

    Earnings per Share
        Earnings per share have been computed based on the weighted average number of shares outstanding during the period. In fiscal 1996, weighted average shares included the effect of the assumed exercise of stock options that were computed using the treasury stock method. During fiscal 1997 and 1995, the effect of the assumed exercise of stock options was not material.

                                       12PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents
        As of September 27, 1997, $91,164,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. In addition, cash equivalents as of September 27, 1997, include government-agency securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

    Available-for-sale Investments
        Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are accounted for at market value (Note 2).

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1997       1996
    ------------------------------------------------------------------------
    Raw materials and supplies                           $27,860     $22,046
    Work in process                                       13,474       9,731
    Finished goods                                         6,870       5,526
                                                         -------     -------
                                                         $48,204     $37,303
                                                         =======     =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings - 29 to 31.5 years, machinery and equipment - 3 to 10 years, and leasehold improvements - the shorter of the term of the lease or the life of the asset.

                                       13PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Property, plant, and equipment consists of the following:

    (In thousands)                                           1997       1996
    ------------------------------------------------------------------------
    Land and building                                     $ 5,014    $ 4,982
    Machinery and equipment                                40,806     24,918
    Leasehold improvements                                 21,992      9,040
    Construction in process                                   145      1,595
                                                          -------    -------
                                                           67,957     40,535
    Less: Accumulated depreciation and amortization        15,568      9,031
                                                          -------    -------
                                                          $52,389    $31,504
                                                          =======    =======

    Other Assets
        In June 1996, ThermoLase purchased $4,400,000 of convertible preferred stock of AntiCancer Incorporated (AntiCancer), representing an approximate 10% equity interest in AntiCancer on a fully diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and that is also developing certain technologies that may be relevant to ThermoLase's SoftLight hair-removal process and other personal-care applications. ThermoLase has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a fully diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, ThermoLase has licensed certain technology from AntiCancer (Note 9).

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method principally over 40 years. Accumulated amortization was $8,167,000 and $5,434,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Deferred Lease Liability
        Deferred lease liability in the accompanying balance sheet represents facilities rent that is being recognized ratably over the respective lease terms.

                                       14PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Common Stock of Subsidiary Subject to Redemption
        On April 2, 1997, ThermoLase completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing ThermoLase common stock and $3.00 (in cash or ThermoLase common stock) for a new unit consisting of one share of ThermoLase common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to ThermoLase for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will expire and become worthless if the closing price of ThermoLase common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a subordinated basis by Thermo Electron. The Company and Thermo Electron are parties to a Master Reimbursement Agreement whereby the Company would be required to reimburse Thermo Electron for any and all payments made by Thermo Electron under the guarantee. In connection with this offer, ThermoLase issued in April 1997, 2,000,000 units in exchange for 2,261,706 shares of its common stock and $502,000 in cash, net of expenses. As a result of these transactions, $40,500,000 was reclassified from "Shareholders' investment" and "Minority interest" to "Common stock of subsidiary subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to ThermoLase of $20.25.

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

    Presentation
        Certain amounts in fiscal 1996 have been reclassified to conform to the presentation in the fiscal 1997 financial statements.

    2.  Available-for-sale Investments

        The Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments."
        Available-for-sale investments in the accompanying balance sheet represents investments in government-agency securities. The difference between the market value and the cost basis of available-for-sale investments was $21,000 and $73,000 at fiscal year-end 1997 and 1996, respectively, which represent gross unrealized losses on those investments.

                                       15PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        Available-for-sale investments in the accompanying 1997 balance sheet include $6,999,000 with contractual maturities of one year or less and $10,500,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.
        The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of income. Gain on sale of investments in the accompanying statement of income for fiscal 1996 and 1995 represents the gross realized gains relating to the sale of available-for-sale investments.

    3.  Acquisitions and Joint Ventures

    Acquisitions
        In July 1997, Trex Communications acquired all of the outstanding common stock of CCS for approximately $10.1 million in cash and repaid approximately $1.0 million of pre-acquisition liabilities immediately after closing. CCS develops and markets interactive information and voice-response systems, as well as call-automation systems. The acquired assets of CCS included certain technologies for which technological feasibility had not been established at the acquisition date and that had no alternative future use. In connection with the acquisition, Trex Communications wrote off such technology in the amount of $1.4 million, which represents the portion of the purchase price allocated to the fair value of technology in development at the acquired business.
        In September 1996, Trex Medical acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates (Continental) for approximately $18.4 million in cash, net of cash acquired and including the repayment of debt. Continental designs, manufactures, and markets general-purpose and specialized X-ray systems.
        In May 1996, Trex Medical acquired substantially all of the assets and liabilities of XRE Corporation (XRE) for $18.5 million in cash, net of cash acquired and including the repayment of debt. XRE designs, manufactures, and markets X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions.
        In September 1995, the Company acquired all of the outstanding capital stock of Bennett X-Ray Corporation (Bennett) for approximately $42.9 million in cash. In conjunction with the capitalization of Trex Medical, the Company transferred to Trex Medical all of the outstanding stock of Bennett in October 1995. Bennett manufactures high-frequency specialty and general-purpose X-ray systems.

                                       16PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions and Joint Ventures (continued)

        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $70.9 million, which is being amortized principally over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for CCS, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocation of the purchase price will be materially different from the preliminary estimate.
        Based on unaudited data, the following table presents selected financial information for the Company and Bennett on a pro forma basis, assuming that Bennett had been purchased at the beginning of 1995. The effect of acquisitions not included in the pro forma data was not material to the Company's results of operations.
                                                                         Nine
    (In thousands except                                         Months Ended
    per share amounts)                                         Sept. 30, 1995
    -------------------------------------------------------------------------
    Revenues                                                        $117,332
    Net income                                                        35,790
    Earnings per share                                                  1.89

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Bennett been made at the beginning of 1995.
        In November 1992, the Company acquired Lorad for $5.3 million in cash, assumption of $6.7 million of pre-existing debt of Lorad, and shares of the Company's common stock and stock options valued at $12.3 million. In addition, in March 1995, the Company made a cash payment of $2.3 million to the holders of approximately 9.2% of Lorad's common stock who had earlier voted against the acquisition, in exchange for their interest in Lorad.
        Other accrued expenses in the accompanying balance sheet include $2.5 million at September 27, 1997, and $3.5 million at September 28, 1996, for estimated reserves associated with acquisitions, including a reserve of approximately $2 million for legal fees and other costs associated with a patent infringement suit that existed prior to the Company's acquisition of Lorad. This suit was brought by Fischer Imaging Corporation (Fischer), alleging that Lorad infringes on a Fischer patent on a precision mammographic needle-biopsy system. While the Company believes it has meritorious legal defenses to the allegation, due to the inherent uncertainties of litigation, the Company is unable to predict the outcome of this matter. Although an unsuccessful resolution could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

                                       17PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions and Joint Ventures (continued)

    Joint Ventures
        ThermoLase has entered into three joint venture arrangements to market its SoftLight system internationally. ThermoLase currently holds a 50% stake in each joint venture, but may increase its ownership to above 50% pursuant to fair-value purchase options included in each agreement. Certain of the joint venture agreements provide that ThermoLase's joint venture partners may, under certain conditions, elect to sell all or part of their ownership interest back to ThermoLase at the fair value of such interest at the time the election is made. ThermoLase and its joint venture partners have committed to provide equity contributions or loans to fund the operating needs of the joint ventures. ThermoLase's share of such funding commitments totals approximately $8,200,000, of which it funded $1,144,000 in fiscal 1997 and $1,667,000 in October 1997. The accompanying fiscal 1997 statement of income includes $700,000 of equity in losses of joint ventures, reflecting ThermoLase's share of losses from joint venture operations.

    4.  Common Stock

        As of September 27, 1997, the Company had reserved 1,922,529 unissued shares of its common stock for possible issuance under stock-based compensation plans.

    5.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1990, permit the grant of nonqualified and incentive stock options. The option recipients and the terms of options granted under these plans are determined by the human resources committee of the Company's Board of Directors (the Board Committee). Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, with the exception of the options granted in connection with the acquisition of Lorad (Note 3), all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1991 and amended in fiscal 1995, that provides for the grant of stock options to nonemployee directors pursuant to a formula approved
                                       18PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in stock-based compensation plans of Thermo Electron.
        A summary of the Company's stock option information is as follows:

                              1997              1996               1995
                        ----------------  ----------------  ----------------
                                Weighted          Weighted          Range of
                        Number   Average  Number   Average  Number    Option
    (Shares in              of  Exercise      of  Exercise      of    Prices
    thousands)          Shares     Price  Shares     Price  Shares per Share
    ------------------------------------------------------------------------
    Options outstanding,
      beginning of                                                   $ 4.45-
      period            1,412    $15.21    1,470   $12.37    1,526   $15.62
                                                                      21.25-
        Granted            81     26.83      114    41.60      180    35.65
                                                                       4.45-
        Exercised         (77)     5.98     (172)    8.41     (190)   15.45
                                                                       4.45-
        Forfeited         (48)    29.43        -        -      (46)   15.45
                        -----              -----             -----
    Options outstanding,                                             $ 4.45-
     end of period      1,368    $15.93    1,412   $15.21    1,470   $35.65
                        =====    ======    =====   ======    =====   =======

                                                                     $ 4.45-
    Options exercisable 1,368    $15.93    1,412   $15.21    1,470   $35.65
                        =====    ======    =====   ======    =====   =======

    Options available
     for grant            485                518               131
                        =====              =====             =====

    Weighted average fair
      value per share of
      options granted
      during period              $12.17            $16.59
                                 ======            ======

                                       19PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at September 27, 1997, is as follows:

                                        Options Outstanding and Exercisable
                                        -----------------------------------
                                                       Weighted
                                                        Average    Weighted
                                         Number       Remaining     Average
                                             of     Contractual    Exercise
    Range of Exercise Prices             Shares            Life       Price
    -----------------------------------------------------------------------
    (Shares in thousands)

    $ 0.30 - $11.19                         495      0.9 years       $ 6.97
     11.20 -  22.09                         633      6.3 years        15.99
     22.10 -  32.98                         104      9.9 years        26.03
     32.99 -  43.88                         136      5.7 years        40.55
                                          -----
    $ 0.30 - $43.88                       1,368      4.6 years       $15.93
                                          =====

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time employees are eligible to participate in the Company's employee stock purchase program. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month plan year at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1997 and 1996, the Company issued 17,068 shares and 25,792 shares of its common stock, respectively, under this plan. No shares were issued under this program during fiscal 1995.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in fiscal 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                       20PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                  1997      1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                         $ 8,441   $42,575
      Pro forma                                             7,346    42,046

    Earnings per share:
      As reported                                             .44      2.16
      Pro forma                                               .38      2.14

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                        1997           1996
    -----------------------------------------------------------------------
    Volatility                                           37%            37%
    Risk-free interest rate                             6.1%           6.1%
    Expected life of options                       5.8 years      4.7 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    401(k) Savings Plan
        The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,558,000, $1,166,000, and $653,000 in fiscal 1997, 1996, and 1995, respectively.

                                       21PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $ 8,146   $ 4,535   $ 1,517
      State                                       2,861     2,043       750
                                                -------   -------   -------
                                                 11,007     6,578     2,267
                                                -------   -------   -------
    Prepaid:
      Federal                                    (7,333)   (1,178)     (123)
      State                                        (200)      (59)      (29)
                                                -------   -------   -------
                                                 (7,533)   (1,237)     (152)
                                                -------   -------   -------
                                                $ 3,474   $ 5,341   $ 2,115
                                                =======   =======   =======

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $3,999,000, $2,680,000, and $2,217,000 of such benefits of the Company and its majority-owned subsidiaries from employee exercises of stock options that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions in fiscal 1997, 1996, and 1995, respectively.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% in fiscal 1997 and 1996 and 34% in fiscal 1995 to income before provision for income taxes and minority interest due to the following:

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $ 3,716   $ 16,902 $ 12,883
    Increases (decreases) resulting from:
      Gain on issuance of stock by subsidiaries  (2,774)   (13,702) (11,805)
      State income taxes, net of federal tax      1,730      1,288      476
      Amortization of cost in excess of net
        assets of acquired companies                730        680      495
      Write-off of acquired technology (Note 3)     490          -        -
      Other                                        (418)       173       66
                                                -------   -------- --------
                                                $ 3,474   $  5,341 $  2,115
                                                =======   ======== ========

                                       22PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid income taxes:
      Inventory basis differences               $ 4,841   $ 2,827
      Accruals and other reserves                 3,939     3,750
      Net operating loss                          8,232     2,226
      Accrued compensation                        1,920     1,711
      Allowance for doubtful accounts               924       723
      Other, net                                     31       111
                                                -------   -------
                                                 19,887    11,348
      Less: Valuation allowance                   1,820     1,663
                                                -------   -------
                                                $18,067   $ 9,685
                                                =======   =======

        The valuation allowance relates primarily to employee exercises of stock options for which no tax benefit was recognized, and will be used to increase capital in excess of par value when the tax benefit is realized. As of September 27, 1997, ThermoLase had federal tax net operating loss carryforwards of approximately $24,000,000 that begin to expire in fiscal 2009.
        The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.


    7.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% of the Company's revenues in calendar year 1995. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $2,821,000, $1,906,000, and $1,038,000 in fiscal 1997, 1996, and 1995, respectively. Management believes that the service fee charged by Thermo

                                       23PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

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

    Other Related-party Services
        Data processing services and, from January 1995 through September 1996, contract administration, are provided to the Company by a majority-owned subsidiary of Thermo Electron and are charged to the Company based on actual usage. For these services, the Company was charged $20,000, $90,000, and $139,000 in fiscal 1997, 1996, and 1995, respectively.

    Operating Leases
        Until June 1996, the Company leased two office and research facilities from Thermo Electron. In connection with the Company's decision to close its Massachusetts division (Note 11), the Company agreed to vacate these facilities during fiscal 1996. In addition, Trex Medical leases an office and manufacturing facility from a realty trust controlled by an employee under a noncancellable operating lease arrangement expiring in fiscal 2012. The accompanying statement of income includes expenses from these operating leases of $982,000, $375,000, and $123,000 in fiscal 1997, 1996, and 1995, respectively. Future minimum payments due under this noncancellable operating lease as of September 27, 1997, are $982,000 per year in fiscal 1998, 1999, 2000,
    2001, and 2002, and $9,497,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $14,407,000.

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

    Notes Payable to Parent Company
        In September 1995, the Company borrowed $8,000,000 from Thermo Electron pursuant to a promissory note due September 1996. In September 1996, the Company repaid such amount and borrowed an additional

                                       24PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Related-party Transactions (continued)

    $2,000,000 from Thermo Electron pursuant to a separate promissory note, which was repaid in April 1997. In addition, to finance the acquisition of CCS, Trex Communications borrowed $11,000,000 from Thermo Electron in July 1997 pursuant to a promissory note that the Company expects to repay in fiscal 1998 with the proceeds of its issuance of subordinated convertible debentures (Note 15). Each borrowing from Thermo Electron bears interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

    Related-party Revenues
        Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, Trex Medical manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1997, 1996, and 1995, Trex Medical recorded $37,000, $361,000, and
    $120,000, respectively, of revenue under this arrangement.

    Vendor Agreement
        During 1995, Trex Medical placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's Tecomet division (Tecomet), which are expected to be received through fiscal 1999. During fiscal 1997 and 1996, the Company purchased grids valued at $678,000 and $397,000 from Tecomet under this arrangement. In addition, Trex Medical recorded expense of $250,000 during fiscal 1995 related to research and development funding provided to Tecomet in connection with this project.

    Sale of Thermoelectric and Thermionics Businesses
        During fiscal 1996, the Company sold its thermoelectrics and thermionics businesses to two subsidiaries of Thermo Electron. The selling price for these companies of approximately $860,000 was based on the net book value of the net assets transferred. These businesses were not material to the Company's results of operations.


    8.  Subordinated Convertible Debentures

        In August 1997, ThermoLase issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004. The debentures are convertible into shares of ThermoLase's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        See Note 12 for fair value information pertaining to these debentures.

                                       25PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Commitments and Contingencies

    Operating Leases
        In addition to the leases described in Note 7, the Company occupies office, research, manufacturing, and service facilities under various noncancellable operating lease arrangements that expire at various dates through 2013. The accompanying statement of income includes expenses from these operating leases of $6,288,000, $2,253,000, and $794,000, in fiscal 1997, 1996, and 1995, respectively. Future minimum payments due under these noncancellable operating leases as of September 27, 1997, are $6,325,000 in fiscal 1998; $6,328,000 in fiscal 1999; $6,443,000 in fiscal 2000; $6,465,000 in fiscal 2001; $6,396,000 in fiscal 2002; and
    $28,893,000 in fiscal 2003 and thereafter. Total future minimum lease payments are $60,850,000.

    Technology License Agreement
        In June 1996, ThermoLase purchased an approximate 10% equity interest in AntiCancer (Note 1). In addition, ThermoLase has licensed from AntiCancer certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by ThermoLase upon the attainment of certain milestones by AntiCancer. In addition to such future payments, ThermoLase will be substantially responsible for development costs incurred after attainment of such milestones. In the event that the funded development efforts result in commercially viable products that ThermoLase elects to market, ThermoLase will pay AntiCancer a royalty based on sales, subject to certain minimum payments.

    Contingencies
        ThermoLase has from time to time received allegations that its patented SoftLight laser-based system for the removal of unwanted hair infringes the intellectual property rights of others, and ThermoLase may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations ThermoLase has received to date and, based on opinions of its counsel, believes that if ThermoLase were sued on these bases it would have meritorious defenses.
        The Company is aware of two U.S. patents owned by a former employee which have been asserted against Trex Medical relating to its High-Transmission Cellular (HTC)(TM) grid used with Trex Medical's mammography systems. Although the Company believes that the HTC grid does not infringe either of these patents, if the holder of the patents were successful in enforcing such patents, the Company could be subject to damages and enjoined from manufacturing and selling the HTC grid.
        See Note 3 for a discussion of certain litigation.

                                       26PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Commitments and Contingencies (continued)

        Due to the inherent uncertainty of dispute resolution, management cannot predict the outcome of the above matters. While an unfavorable outcome of one or both of these matters could have a material adverse effect on the Company's results of operations, management does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.


    10. Transactions in Stock of Subsidiaries

        In September 1997, Trex Communications sold 1,133,000 shares of its common stock in a private placement at $10.00 per share for net proceeds of $10,550,000, resulting in a gain of $5,929,000.
        In December 1996, Trex Medical sold 300,000 shares of its common stock at $14.50 per share for net proceeds of $4,119,000, resulting in a gain of $1,997,000.
        In July 1996, Trex Medical sold 2,875,000 shares of its common stock in an initial public offering, and 871,832 shares of its common stock in a concurrent rights offering, at $14.00 per share, for net proceeds of $49,068,000, resulting in a gain of $25,645,000.
        In January 1996, Trex Medical sold 100,000 shares of its common stock at $10.75 per share for net proceeds of $1,070,000, resulting in a gain of $732,000. In November 1995, Trex Medical sold 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17,619,000, resulting in gain of $12,772,000.
        In June 1995, ThermoLase sold 150,000 shares and 50,000 shares of its common stock at $13.75 and $12.825 per share, respectively, in private placements for net proceeds of $2,563,000, resulting in a gain of $1,661,000. In August 1995, ThermoLase sold 2,250,000 shares of its common stock at $25.25 per share in a public offering for net proceeds of $52,772,000, resulting in a gain of $33,060,000.
        The Company's percentage ownership of its majority-owned subsidiaries at fiscal year-end was as follows:

                                                   1997       1996     1995
    -----------------------------------------------------------------------
    ThermoLase                                     67%        64%       65%
    Trex Medical                                   79%        80%      100%
    Trex Communications                            78%       100%      100%


    11. Costs Associated with Divisional Restructuring

        Costs associated with divisional restructuring in the accompanying fiscal 1995 statement of income result from the decision to close the Company's division located in Waltham, Massachusetts. The costs primarily represent the write-off of cost in excess of net assets of acquired companies and disposal of equipment.

                                       27PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, note payable to parent company, accounts payable, and due to parent company and affiliated companies. The carrying amounts of the Company's cash and cash equivalents, accounts receivable, note payable to parent company, accounts payable, and due to parent company and affiliated companies approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
        The fair value of ThermoLase's subordinated convertible debentures, based on quoted market prices, was $123,165,000 at September 27, 1997, and exceeds the carrying amount primarily due to an increase in the market price of ThermoLase's common stock relative to the conversion price of the debentures.


    13. Segment Data, Significant Customers, and Export Sales

        The Company's business segments include the following:
              Medical Products manufactured by the Company's Trex Medical subsidiary, including mammography equipment, minimally invasive digital breast-biopsy equipment, general X-ray equipment, and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty.
              Personal-care Products and Services offered by the Company's ThermoLase subsidiary, including high-quality skin-care and other personal-care products manufactured by CBI, hair-removal services performed at ThermoLase's Spa Thira locations, and the licensing of the SoftLight hair-removal system to physicians in the U.S. and to international licensees. Advanced Technology Research performed by Trex Communications and the Company's wholly owned subsidiary in the fields of communications, avionics, X-ray detection, signal processing, and lasers, funded by the U.S. government and other customers. The Advanced Technology research segment in fiscal 1997 also includes interactive information and voice-response systems, as well as call-automation systems, designed and marketed by Trex Communications' CCS subsidiary, acquired July 1997.

                                       28PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Segment Data, Significant Customers, and Export Sales (continued)

    (In thousands)                             1997         1996       1995
    -----------------------------------------------------------------------
    Revenues:
        Medical Products                   $229,294     $150,195   $ 55,291
        Personal-care Products and Services  45,233       27,812     17,544
        Advanced Technology Research         21,250       14,401     14,841
        Intersegment Sales Elimination      (13,656)     (10,379)    (1,145)
                                           --------     --------   --------
                                           $282,121     $182,029   $ 86,531
                                           ========     ========   ========
    Income before provision for income
      taxes and minority interest:
        Medical Products                   $ 24,147     $ 15,342   $  6,787
        Personal-care Products and Services (18,402)      (4,979)    (2,970)
        Advanced Technology Research (a)     (1,345)      (3,053)    (1,676)
        Corporate (b)                        (4,925)      (3,795)    (2,382)
                                           --------     --------   --------
        Total operating income (loss)          (525)       3,515       (241)
        Interest and other income, net       11,143       44,777     38,132
                                           --------     --------   --------
                                           $ 10,618     $ 48,292   $ 37,891
                                           ========     ========   ========
    Identifiable assets:
        Medical Products                   $229,437     $200,850   $102,374
        Personal-care Products and Services 167,339       91,713     89,292
        Advanced Technology Research         34,168       12,004     16,586
        Corporate (c)                        19,173       15,655     22,529
                                           --------     --------   --------
                                           $450,117     $320,222   $230,781
                                           ========     ========   ========
    Depreciation and amortization:
        Medical Products                   $  4,996     $  3,195   $  1,311
        Personal-care Products and Services   3,628        1,362        640
        Advanced Technology Research            656          345        337
                                           --------     --------   --------
                                           $  9,280     $  4,902   $  2,288
                                           ========     ========   ========

    Capital expenditures:
        Medical Products                   $  5,461     $  3,071   $    957
        Personal-care Products and Services  20,285        9,423      1,409
        Advanced Technology Research          1,107        1,968        237
                                           --------     --------   --------
                                           $ 26,853     $ 14,462   $  2,603
                                           ========     ========   ========

    (a) Reflects the write-off of $1,400,000 of acquired technology related to the acquisition of CCS (Note 3).
    (b) Primarily general and administrative expenses.
    (c) Primarily cash, cash equivalents, and available-for-sale investments at the Company's headquarters.
                                       29PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Segment Data, Significant Customers, and Export Sales (continued)

        U.S. government agencies accounted for less than 10% of the Company's total revenues in fiscal 1997 and 1996, and 17% of the Company's total revenues in fiscal 1995. In the Medical Products segment, sales to one customer in fiscal 1997, and to another customer in fiscal 1995, accounted for 14% and 11%, respectively, of the Company's total revenues in those periods. No single customer accounted for 10% or more of the Company's total revenues in fiscal 1996. Export sales, including revenues earned from ThermoLase's international licensing arrangements, were $43,208,000, $35,908,000, and $12,374,000 in fiscal 1997, 1996, and 1995, respectively. In general, export sales are denominated in U.S. dollars.


    14. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997(a)                       First     Second      Third    Fourth(b)
    ----------------------------------------------------------------------
    Revenues                    $62,826    $70,078    $72,931     $76,286
    Gross profit                 22,773     23,300     26,694      29,218
    Net income                    2,763        188        285       5,205
    Earnings per share              .14        .01        .01         .27

    1996(c)                       First     Second    Third(d)   Fourth(e)
    ----------------------------------------------------------------------
    Revenues                   $43,095     $42,699    $42,772     $53,463
    Gross profit                16,763      17,540     17,041      18,440
    Net income                  14,172       2,103      1,071      25,229
    Earnings per share             .72         .11        .05        1.32

    (a) Results include nontaxable gains of $1,997,000 and $5,929,000 in the first and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (b) Reflects the July 1997 acquisition of CCS.
    (c) Results include nontaxable gains of $12,772,000, $732,000, and $25,645,000 in the first, second, and fourth quarters, respectively, from the issuance of stock by subsidiaries.
    (d) Reflects the May 1996 acquisition of XRE.
    (e) Reflects the September 1996 acquisition of Continental.


    15.  Subsequent Event

        In November 1997, the Company sold at par value $124,500,000 principal amount of 3 1/4% subordinated convertible debentures due 2007, including $10,000,000 principal amount of such debentures sold to Thermo Electron. The debentures are convertible into shares of the Company's common stock at a conversion price of $27.00 per share and are guaranteed on a subordinated basis by Thermo Electron.

                                       30PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoTrex Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoTrex Corporation (a Delaware corporation and 53%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of September 27, 1997, and September 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoTrex Corporation and its subsidiaries as of September 27, 1997, and September 28, 1996, and the results of their operations and their cash flows for the years ended September 27, 1997, and September 28, 1996, and the nine months ended September 30, 1995, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    November 3, 1997

                                       31PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operation under the heading "Forward-looking Statements."

    Overview

        The Company operates in three business segments: Medical Products manufactured by the Company's Trex Medical Corporation (Trex Medical) subsidiary, Personal-care Products and Services offered by the Company's ThermoLase Corporation (ThermoLase) subsidiary, and Advanced Technology Research, including the laser communications research performed by the Company's Trex Communications Corporation (Trex Communications) subsidiary.
        Trex Medical designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems, general-purpose X-ray equipment, and specialized X-ray equipment, including imaging systems used during diagnostic and interventional vascular and cardiac procedures such as balloon angioplasty. Trex Medical sells its systems worldwide principally through a network of independent dealers, and also acts as an original equipment manufacturer (OEM) for other medical equipment companies. Trex Medical has four operating units: Lorad, a manufacturer of mammography and digital breast-biopsy systems; Bennett X-Ray Corporation (Bennett), a manufacturer of general-purpose X-ray and mammography equipment; XRE Corporation (XRE), a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions; and Continental X-Ray Corporation (Continental), a manufacturer of general-purpose and specialized X-ray systems.
        ThermoLase has developed a laser-based system called SoftLight(SM) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market hair-removal services using the SoftLight system. ThermoLase began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial location (Spa Thira) in November 1995. ThermoLase opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and, by October 1997, had a total of 14 domestic Spa Thira locations,

                                       32PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    with one additional lease signed. In addition, its international arrangements resulted in the opening of spas in Paris in May 1997 and Lugano, Switzerland, in October 1997. In June 1996, ThermoLase commenced a program to license to physicians and others the right to perform the Company's patented SoftLight hair-removal procedure. In this program, ThermoLase licenses its technology and receives a one-time fee and a per-procedure royalty that varies depending on the anatomical site treated and pricing plan selected by the client. ThermoLase also provides the licensees with the lasers and lotion that are necessary to perform the service. ThermoLase is marketing the SoftLight system internationally through joint ventures and other licensing arrangements. In January 1996, ThermoLase established a joint venture in Japan. During fiscal 1997, ThermoLase established joint ventures in France in November 1996 and England in September 1997, and six additional licensing arrangements: in Saudi Arabia in November 1996; in Tunisia and Belgium in December 1996; in the United Arab Emirates and Oman in March 1997; in Switzerland in April 1997; in Brazil in June 1997; and in the United Kingdom (excluding England) and the Republic of Ireland in September 1997.
        ThermoLase continues to pursue an extensive research and development program to improve the efficacy and duration of its hair-removal treatment. ThermoLase has developed a modification to its procedure, called SoftLight 2.0, and began introducing this procedure in its spas and to its licensees in September 1997. Although the clinical laboratory results are encouraging, the results are preliminary and there can be no assurance that SoftLight 2.0 will be successful in improving the hair-removal process. ThermoLase believes that improvements in the hair-removal procedure are critical elements in its ability to improve the profitability of its business.
        In March 1997, ThermoLase filed with the FDA a 510(k) application seeking clearance to market cosmetic skin-resurfacing services utilizing its SoftLight Rejuvenation(TM) Laser, including wrinkle- and skin-texture treatment. This technology, which uses the same laser as ThermoLase's hair-removal system, is designed to improve the skin's appearance and texture. ThermoLase also manufactures and markets skin-care, bath, and body products through its CBI Laboratories, Inc. (CBI) subsidiary, which also manufactures the lotion used in the SoftLight hair-removal process.
        The Company's Advanced Technology Research segment performs research primarily in the fields of communications, avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development. The Advanced Technology Research segment includes the Company's Trex Communications subsidiary, which is developing a laser communications (lasercom) technology, designed to move very large amounts of data quickly via lasers without the need for wires or licensing from the Federal Communications Commission. In July 1997, Trex Communications acquired Computer Communications Specialists, Inc. (CCS), which designs and markets interactive information and voice-response systems, as well as call-automation systems.

                                       33PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        The Company conducts all of its manufacturing operations in the United States and distributes its products, services, and technologies worldwide. The Company anticipates that an increasing percentage of its revenues will be from international sales. The Company's international sales are generally denominated in U.S. dollars; however, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

    Results of Operations

        In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the results of operations for 1996 compares the year ended September 28, 1996 (fiscal 1996) with the unaudited year ended September 30, 1995 (1995).

    Fiscal 1997 Compared With Fiscal 1996
        Total revenues increased 55% to $282.1 million in fiscal 1997 from $182.0 million in fiscal 1996. Medical Products segment revenues, excluding intersegment sales, increased 54% to $217.9 million in fiscal 1997 from $141.8 million in fiscal 1996. Revenues increased $56.2 million as a result of the acquisitions of XRE in May 1996 and Continental in September 1996. In addition, revenues at Lorad, excluding intersegment sales, increased 18% as a result of increased sales of higher-priced mammography systems and increased demand for biopsy systems, offset in part by a decline in demand for nondestructive testing (NDT) systems.
        Personal-care Products and Services segment revenues increased 63% to $45.2 million in fiscal 1997 from $27.8 million in fiscal 1996. ThermoLase earned revenues from hair-removal services and related activities of $21.0 million in fiscal 1997, compared with $4.6 million in fiscal 1996. The increase in revenues resulted primarily from an increase in the number of U.S. spas to 13, nine of which opened in fiscal 1997, compared with four spas open during fiscal 1996. ThermoLase changed its pricing plan in March 1997 to offer single or multiple treatment plans, and continues to evaluate its pricing plans. ThermoLase defers revenue related to payments for multiple treatment plans, which is recognized over the anticipated treatment period. As ThermoLase collects further data concerning the number of treatments required and duration of the treatment period, the period of revenue recognition may be affected. Revenues also increased as a result of fees from ThermoLase's physicians' licensing program, which was started in the third quarter of fiscal 1996 and did not produce significant revenues during fiscal 1996. In addition, revenues from hair-removal services and related activities in fiscal 1997 included $4.2 million of minimum guaranteed payments recorded upon granting technology rights under ThermoLase's international licensing arrangements, compared with $2.0 million in fiscal 1996. The amount of minimum guaranteed payments recorded by ThermoLase will vary depending on its ability to enter into additional international licensing arrangements

                                       34PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) and the terms of any such arrangements. Revenues at CBI increased slightly to $24.2 million in fiscal 1997 from $23.2 million in fiscal 1996. A portion of CBI's revenues are derived from sales to large retailers, which have a relatively long buying cycle that results in periodic variations in revenues. The Company estimates that CBI will continue to represent a decreasing portion of total revenues within this segment as revenues from hair-removal services and related activities increase.
        Advanced Technology Research segment revenues, excluding intersegment sales, increased to $19.0 million in fiscal 1997 from $12.4 million in fiscal 1996. Revenues increased $2.8 million due to the inclusion of product revenues from CCS, acquired in July 1997, and due to higher revenues earned from research performed under government contracts, primarily in the areas of laser-radar systems and laser communications. The Company estimates that revenues from Advanced Technology Research will continue to decline as a percentage of total revenues.
        The gross profit margin was 36% in fiscal 1997, compared with 38% in fiscal 1996. The Medical Products segment gross profit margin, excluding intersegment sales, declined to 40% in fiscal 1997 from 42% in fiscal 1996, primarily due to sales of certain recently introduced products that incurred high start-up production costs, the inclusion of lower-margin revenues at Continental, and the mix of products sold at Bennett. The Personal-care Products and Services segment gross profit margin was 20% in fiscal 1997, compared with 28% in fiscal 1996. ThermoLase's hair-removal business reported gross profit of $1.4 million in fiscal 1997, compared with gross profit of negative $0.3 million in fiscal 1996. Each period was impacted by the early operations of the Spa Thira business, which has been operating below maximum capacity as ThermoLase develops a client base and continues refining its process and operating procedures, and due to pre-opening costs incurred in connection with new spa openings, offset in part by the effect of physicians' licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In fiscal 1998, the effect of operating each spa below maximum capacity, as ThermoLase develops its client base, will continue to have a negative impact on its gross profit margin. ThermoLase believes that improvements in the efficacy and duration of the SoftLight process are critical elements in its ability to improve the profitability of its spas. The decline in the Personal-care Products and Services segment gross profit margin in fiscal 1997 also resulted from lower margins at CBI due to a continued shift to lower-margin products.
        Selling, general, and administrative expenses as a percentage of revenues increased to 24% in fiscal 1997 from 23% in fiscal 1996. Spending in the Personal-care Products and Services segment increased primarily due to costs related to expanding ThermoLase's administrative and management efforts for its Spa Thira business and domestic and international licensing programs; increased marketing efforts, including national advertising costs for the physicians' licensing program; and legal costs associated with obtaining and protecting ThermoLase's patent rights. These increases were offset in part by the impact of the

                                       35PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) significant increase in Medical Products segment revenues, which has lower expenses as a percentage of revenues.
        Research and development expenses increased to $32.1 million in fiscal 1997 from $25.0 million in fiscal 1996, primarily due to increased spending at Trex Medical and, to a lesser extent, increased spending at ThermoLase for pre-clinical and clinical research related to improving the effectiveness of its hair-removal process and developing its SoftLight Rejuvenation Laser skin-treatment, and the investigation of other health and beauty applications for its proprietary laser technology. The increase at Trex Medical was primarily due to the inclusion of $5.6 million of additional expense due to the acquisitions of XRE and Continental, and reflects its continued efforts to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems.
        During 1996, the Company's Trex Communications subsidiary wrote off $1.4 million of acquired technology in connection with the acquisition of CCS (Note 3).
        Interest income decreased to $4.8 million in fiscal 1997 from $6.0 million in fiscal 1996, primarily due to lower average invested balances, which resulted primarily from property and equipment expenditures for ThermoLase's Spa Thira locations and licensing programs. Interest expense increased to $0.8 million in fiscal 1997 from $0.5 million in fiscal 1996, primarily due to the August 1997 issuance by ThermoLase of $115.0 million principal amount of 4 3/8% subordinated convertible debentures. The Company expects that its interest expense and interest income will increase in fiscal 1998 as a result of the November 1997 issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and the investment of the related proceeds (Note 8).
        The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by Trex Medical and Trex Communications, the Company recorded gains on issuance of stock by subsidiaries of $7.9 million in fiscal 1997 and $39.1 million in fiscal 1996 (Note 10). The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be

                                       36PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1997 Compared With Fiscal 1996 (continued) accounted for as a transaction in the equity of the consolidated entity with no gain or loss being recorded. The FASB continues to deliberate on this issue and the timing and contents of any final statement are uncertain. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.
        Equity in losses of joint ventures in the accompanying statement of income represents ThermoLase's proportionate share of losses from its international joint ventures.
        Minority interest income was $1.3 million in fiscal 1997, compared with minority interest expense of $0.4 million in fiscal 1996, as a result of an increase in ThermoLase's net loss, offset in part by an increase in Trex Medical's net income.
        The effective tax rate in both periods was below the statutory income tax rate primarily due to nontaxable gains on issuance of stock by subsidiaries, offset in part by the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies, and, in fiscal 1997, the nondeductible write-off of acquired technology associated with the acquisition of CCS (Note 3).
        The Company believes that it is more likely than not that it will realize a benefit from the tax asset that arises as a result of recording a benefit from ThermoLase's loss before income taxes. The Company believes that future taxable income, including any income from tax planning strategies, will be sufficient to realize such benefit within the 15-year federal carryforward period for net operating losses.
        The Company is a defendant in certain patent litigation (Note 3) and has been notified that it allegedly infringes other technology owned by a third party (Notes 3 and 9). While an unfavorable outcome of one or both of these matters could have a material adverse effect on the Company's results of operations, the Company does not believe that it is reasonably likely that any resolution would have a material adverse effect on the Company's financial position.

    Fiscal 1996 Compared With 1995
        Total revenues increased 63% to $182.0 million in fiscal 1996 from $111.6 million in 1995. Medical Products segment revenues, excluding intersegment sales, increased 102% to $141.8 million in fiscal 1996, compared with $70.2 million in 1995. Medical Products segment revenues increased $56.2 million due to the acquisitions of Bennett, XRE, and Continental. In addition, revenues at Lorad, excluding intersegment sales, increased 24% as a result of increased demand for mammography systems and NDT systems. Personal-care Products and Services segment revenues increased 19% to $27.8 million in fiscal 1996 from $23.3 million in 1995, primarily due to the inclusion of $2.6 million in revenues from ThermoLase's Spa Thira business and physicians' licensing program, as well as $2.0 million in SoftLight licensing fees from an international arrangement. Revenues at CBI were $23.2 million in fiscal 1996, compared with $23.3 million in 1995. During fiscal 1996, ThermoLase opened its first four Spa Thira locations, including two that opened in September 1996. Under the 1996 pricing structure, the majority of spa clients paid a fixed fee in advance to receive a series of treatments, as necessary.

                                       37PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1996 Compared With 1995 (continued)
    Consequently, ThermoLase deferred revenue related to such payments, which was recognized over the anticipated treatment period.
        Advanced Technology Research segment revenues, excluding intersegment sales, declined to $12.4 million in fiscal 1996, from $18.1 million in 1995, primarily due to lower funding levels for the Company's government-sponsored research and development contracts and the sale of the Company's thermoelectrics and thermionics businesses.
        The gross profit margin declined to 38% in fiscal 1996, compared with 41% in 1995. The Medical Products segment gross profit margin, excluding intersegment sales, declined to 42% in fiscal 1996 from 49% in 1995, primarily due to the inclusion of lower-margin revenues at Bennett and XRE. The Personal-care Products and Services segment gross profit margin was 28% in fiscal 1996, compared with 37% in 1995. The gross profit from ThermoLase's hair-removal business was negative $317,000 in fiscal 1996 due to the early operations of the Spa Thira business, which was operated below maximum capacity as ThermoLase developed a client base, continued refining its operating procedures, and incurred pre-opening costs, offset in part by the effect of revenues from international and physicians' licensing arrangements. In addition, the decline in the gross profit margin in fiscal 1996 resulted from lower margins at CBI due to a shift to lower-margin products. The Advanced Technology Research segment gross profit margin decreased to 17% in fiscal 1996 from 19% in 1995, primarily due to cost overruns on certain contracts, offset in part by the absence of certain lower-margin contracts as a result of the closure of the Company's Massachusetts division in 1995 (Note 11).
        Selling, general, and administrative expenses as a percentage of revenues declined to 23% in fiscal 1996 from 24% in 1995, primarily due to increased revenues at Lorad and the inclusion of the operations of Bennett and XRE, which incurred lower expenses as a percentage of revenues. This decrease was offset in part by an increase in selling, general, and administrative expenses as a percentage of revenues for the Advanced Technology Research segment primarily due to its decrease in revenues.
        Research and development expenses increased to $25.0 million in fiscal 1996 from $18.0 million in 1995, due to the inclusion of $4.2 million of expense at Bennett and XRE, and continued efforts to develop and commercialize new products including the M-IV mammography system (first shipped in the fourth quarter of fiscal 1996), the full-field digital mammography system, and the direct-detection X-ray sensor, as well as enhancements of existing systems.
        In 1995 the Company recorded restructuring expenses of $1.0 million resulting from the decision to close its Massachusetts division
    (Note 11). During fiscal 1996 and 1995, this division recorded revenues of $0.4 million and $3.0 million, respectively, and incurred operating losses of $0.1 million and $0.7 million, respectively.
        Interest income increased to $6.0 million in fiscal 1996 from $4.2 million in 1995, primarily as a result of interest income earned on invested proceeds from ThermoLase's August 1995 public offering of common stock and Trex Medical's private placements of common stock in November 1995 and January 1996 and its initial public offering in July 1996.

                                       38PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Fiscal 1996 Compared With 1995 (continued)
    Interest expense in fiscal 1996 and 1995 primarily represents interest associated with an $8.0 million promissory note issued to Thermo Electron in September 1995. This note was repaid in September 1996, and the Company issued a $2.0 million promissory note to Thermo Electron on similar terms.
        As a result of the sale of stock by Trex Medical in fiscal 1996 and ThermoLase in 1995, the Company recorded gains on issuance of stock by subsidiaries of $39.1 million and $34.7 million in fiscal 1996 and 1995, respectively (Note 10).
        Minority interest expense in fiscal 1996 represents minority shareholders' allocable share of Trex Medical's net income, offset in part by minority shareholders' allocable share of ThermoLase's net loss. Minority interest income in 1995 represents minority shareholders' allocable share of ThermoLase's net loss.
        The effective tax rates in fiscal 1996 and 1995 differ from the statutory federal income tax rate due to the nontaxable gains on issuance of stock by subsidiaries, offset in part by nondeductible amortization of cost in excess of net assets of acquired companies and the impact of state income taxes.

    Liquidity and Capital Resources

        Consolidated working capital was $202.3 million at September 27, 1997, compared with $127.9 million at September 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $153.2 million at September 27, 1997, compared with $95.6 million at September 28, 1996. Of the $153.2 million balance at September 27, 1997, $139.9 million was held by the Company's majority-owned subsidiaries, and the remainder was held by the Company and its wholly owned subsidiary.
        Net cash used in operating activities during fiscal 1997 was $14.1 million. An increase in accounts receivable, primarily at Trex Medical, used $19.7 million in cash. The increase at Trex Medical was primarily due to increased sales in fiscal 1997 compared with fiscal 1996 and, to a lesser extent, longer customer payment patterns. Trex Medical expects to improve cash flow by increasing adherence to its commercial terms in fiscal 1998. In addition, an increase in inventories and unbilled contract costs and fees used $11.3 million in cash, primarily in support of increased sales and new product introductions at Trex Medical. These uses of cash were offset in part by $11.2 million provided by an increase in other current liabilities, due in part to an increase in income taxes payable.
        Excluding available-for-sale investments activity, the Company's primary investing activities during fiscal 1997 included capital expenditures and an acquisition. The Company expended $26.9 million for property, plant, and equipment and $10.7 million, net of cash acquired, for the acquisition of CCS (Note 3).
        In connection with certain of ThermoLase's joint venture arrangements, ThermoLase provided funding of $1.1 million during fiscal 1997 and $1.7 million in October 1997. ThermoLase has agreed to provide

                                       39PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    additional funding of up to approximately $5.4 million under these arrangements.
        The Company's financing activities provided $111.0 million of cash during fiscal 1997. In August 1997, ThermoLase sold at par value $115.0 million principal amount of 4 3/8% subordinated convertible debentures due 2004 (Note 8). To finance the acquisition of CCS, the Company borrowed $11.0 million from Thermo Electron (Note 7). The Company raised $16.4 million from the sale of Company and subsidiary common stock (Note
    10).
        In November 1997, the Company sold at par value $124.5 million principal amount of 3 1/4% subordinated convertible debentures due 2007 (Note 15).
        In September 1996 and April 1997, ThermoLase's Board of Directors authorized the repurchase by ThermoLase of up to $20.0 million of its common stock through various dates ending April 1998, in the open market, in negotiated transactions, or pursuant to the exercise by investors of standardized put options written on its common stock. In September 1997, ThermoLase's Board of Directors authorized the repurchase by ThermoLase, through September 4, 1998, of up to an additional 1,000,000 shares of its common stock. During fiscal 1997, ThermoLase repurchased 1,869,200 shares of its common stock for $26.1 million. As of September 27, 1997, authorization to repurchase up to an additional 644,016 shares remained outstanding.
        In November 1997, the Company's Board of Directors authorized the repurchase by the Company of up to $20.0 million of its common stock, through November 1998, in the open market or in negotiated transactions.
        In October 1997, Trex Medical acquired substantially all of the assets, subject to certain liabilities, of Digitec Corporation, a North Carolina-based manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures, for approximately $7.2 million in cash, subject to a post-closing adjustment.
        In April 1997, ThermoLase completed an exchange offer whereby it issued 2,000,000 units, each consisting of one share of ThermoLase common stock and one redemption right, in exchange for 2,261,706 shares of existing ThermoLase common stock and $502,000 in cash, net of expenses (Note 1).
        ThermoLase has signed a lease for one additional Spa Thira, which it expects to open in fiscal 1998. Depending on its size, a spa generally requires approximately $1.5 million to $2.5 million for such items as leasehold improvements and laser systems. ThermoLase expects to concentrate its resources on increasing the capacity utilization of its existing U.S. spas and expanding its physicians' licensing program and international licensing arrangements. Construction will begin on new spas at such time as the existing spas produce improved results from operations. ThermoLase also expects to expend $8.0 million to $9.0 million during fiscal 1998 for equipment related to its licensing programs. ThermoLase's capital expenditures will primarily be affected by the number of Spa Thira locations that are developed and the number of

                                       40PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    physicians and other domestic and international licensees engaged in its licensing programs. In addition, the Company plans to make capital expenditures of approximately $8.0 million for its other businesses during fiscal 1998. The Company expects that it will finance growth at its majority-owned and wholly owned subsidiary through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from Thermo Electron, although it has no agreement to ensure that funds will be available from Thermo Electron on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                       41PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        No Assurance of Development and Commercialization of Products Under Development. The Company has several lines of existing products and a number of commercial products under development. Product development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company's proposed products. Proposed products based on the Company's technologies will require significant research and development. There can be no assurance that any products developed by the Company will be commercialized or that development will be completed in any particular time frame. In addition, there can be no assurance that the Company will be able to build manufacturing, marketing, and distribution organizations that will be necessary for the successful commercialization of its commercial products under development.
        The Company has developed several of its core technologies in connection with government-sponsored research and development. The Company is seeking government funding for further applications of certain of its core technologies, but there can be no assurance that such funding can be obtained on favorable terms, if at all. In addition, the Company does not expect that government funding will be sufficient to complete the development of the Company's proposed commercial products. In order to further or complete the development of its commercial products, the Company may seek to raise additional funds for specific projects or for subsidiaries of the Company that will commercialize its products. There can be no assurance that funding for further development of the Company's commercial products can be obtained on favorable terms, if at all.

        Uncertain Market Acceptance. The success of the Company's products depends on obtaining favorable perceptions of the Company's products by markets and opinion leaders. Laser-based hair removal is significantly different from traditional hair-removal technologies. With any new cosmetic technology, there is substantial risk that the marketplace may not accept or be receptive to the potential benefits of such technology. Market acceptance of the SoftLight process will depend, in large part, upon the ability of ThermoLase to demonstrate to consumers the safety and effectiveness of the SoftLight process and its advantages over other types of hair-removal treatment, including other laser-based systems. There can be no assurance that the SoftLight process will be accepted by the general public. The Company's laser communication technology, ThermoLase's SoftLight Rejuvenation(TM) laser system, and Trex Medical's full-field digital imaging system are also significantly different from current technologies and, if successfully developed, will be subject to similar market acceptance risks.

                                       42PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

        Government Regulation; No Assurance of Regulatory Approvals. Certain of the Company's products are subject to pre-marketing clearance or approval by the U.S. Food and Drug Administration (FDA) and similar agencies in foreign countries. The use or sale of certain of the Company's commercial products under development will require approvals by other government agencies, such as the Federal Aviation Administration. In December 1997, Trex Medical submitted a 510(k) application for FDA clearance for its full-field digital mammography system. The process of obtaining FDA clearance is time consuming and expensive. Full-field digital mammography has not been classified and there can be no assurance that the FDA will accept such 510(k) application; the FDA may require additional data or alternative and more time-consuming approval procedures. Furthermore, there can be no assurance that the necessary clearance or approval for the product will be obtained on a timely basis, or at all.
        FDA regulations also require continuing compliance with specific standards in conjunction with the maintenance and marketing of products and services that have been approved or cleared. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal penalties, suspension of approvals, recalls, or seizures of products, injunctions, and criminal prosecutions.
        The extent to which a physician must be involved in the performance of the SoftLight laser hair-removal procedure, including his or her ability to delegate to non-physicians the responsibility for providing particular services, depends upon applicable state and foreign law and regulations. Some regulatory authorities that have considered the question have determined that the use of lasers for hair removal constitutes the practice of medicine and have limited the right to perform laser hair-removal procedures to physicians, or imposed restrictions on the conditions under which a physician may delegate to a non-physician responsibility for performing laser hair-removal procedures. The use of lasers for hair removal is a new use for lasers, and there can be no assurance that review of the Company's business, structures and relationships relating to its SoftLight hair removal procedures by courts or regulatory authorities having jurisdiction over matters including, without limitation, the practice of medicine, the licensure of facilities, equipment or personnel, and franchising, will not result in determinations that could adversely affect the operations of the Company, or that interpretations of current laws and regulations or changes in current laws and regulations will not make such compliance more difficult or expensive. There can be no assurance that state regulatory authorities will not (i) require a physician to evaluate each person for whom laser hair-removal procedures are performed, (ii) require a supervising physician to be present at all times at the site where laser hair-removal procedures are performed, (iii) prohibit anyone other than a physician from using a laser for hair removal, or (iv) impose other requirements relating to the supervision of persons performing laser hair-removal procedures or the qualifications and/or training of such persons. Any of these actions could add significant cost to ThermoLase's spa operations and increase the cost to physicians under ThermoLase's licensing program.

                                       43PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

        Although the optical frequencies used by the Company's lasercom technology are not currently regulated by the Federal Communications Commission, there can be no assurance that such frequencies will not be regulated in the future nor can there be any assurance that, if regulated, that the Company's products and services would conform to such regulations or that future products will not be regulated.

        Healthcare Reform; Uncertainty of Patient Reimbursement. The federal government has in the past and may in the future consider, and certain state and local as well as a number of foreign governments are considering or have adopted, healthcare policies intended to curb rising healthcare costs. Such policies include rationing of government-funded reimbursement for healthcare services and imposing price controls upon providers of medical products and services. The Company cannot predict what healthcare reform legislation or regulation, if any, will be enacted in the United States or elsewhere. Significant changes in the healthcare systems in the United States or elsewhere are likely to have a significant impact over time on the manner in which the Company conducts its business. In addition, the federal government regulates reimbursement of fees for certain diagnostic examinations and capital equipment acquisition costs connected with services to Medicare beneficiaries. Cost containment policies may have the effect of reducing reimbursement for certain procedures, and as a result may inhibit or reduce demand by healthcare providers for products in the markets in which the Company competes. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have an adverse impact on the operations of the Company.

        Need for Continued Product Development. ThermoLase continues to study the SoftLight hair-removal process to better understand the effects of the system and to modify the system in order to increase its effectiveness and the length of time between treatments. The Company has developed a modification to its procedure, SoftLight 2.0, that has had positive clinical laboratory results, and began introducing this procedure, in its spas and to its licensees in September 1997. Results are preliminary and there can be no assurance that SoftLight 2.0 will be successful in improving the hair-removal process. Failure to further improve the SoftLight process may limit ThermoLase's ability to successfully commercialize the SoftLight process. The Company has also developed a skin-resurfacing process, the SoftLight Rejuvenation (TM) Laser system, intended for wrinkle- and skin-texture treatment, but there is no assurance that this system will not require additional development in order to be marketed successfully.
        A number of the Company's other potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts. Proposed products based on the Company's technologies will require significant additional research and development, as well as successful efforts to commercialize such products. There can be no assurance that any of the products currently being developed by the

                                       44PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

    Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.
        The telecommunications industry is subject to rapid and substantial technological change, evolving industry standards and improvements in and expansion of telecommunications product and service offerings. The development and commercialization of new technologies and the introduction of new products and services can render existing products and services obsolete or unmarketable. There can be no assurance that Trex Communications will be successful in selecting, developing, manufacturing, and marketing lasercom products or enhancing its existing products or that developments by others will not render its products or technologies obsolete or noncompetitive. Moreover, a number of the commercial markets for Trex Communication's technology have only recently begun to develop. If these markets fail to grow, or grow more slowly than anticipated, the Company's business and operating results could be materially adversely affected.

        Intense Competition. The Company expects that, in the near term, the principal competitors for ThermoLase, relative to its SoftLight hair-removal treatment, will be electrolysis providers. Although the Company believes that it has a significant competitive advantage over electrolysis, it does not have the well-established network of client relationships that many electrologists have. Over time, the Company expects that ThermoLase will face growing competition from other laser-based hair-removal companies. If the SoftLight technology is widely accepted by the general public, the Company expects that others, in addition to the four laser companies that currently have clearance for hair removal, will seek to develop and commercialize similar technologies and products that may compete directly with the SoftLight system. The Company's products and services will also compete with other hair-removal products and methods. The Company has developed a modification to its procedure, SoftLight 2.0, that has had positive clinical laboratory results, and began introducing this procedure in its spas and to its licensees in September 1997. Results are preliminary and there can be no assurance that SoftLight 2.0 will be successful in improving the hair-removal process. Failure to further improve the SoftLight process may limit ThermoLase's ability to successfully commercialize the SoftLight process. In addition, although ThermoLase has not observed any significant side effects to date, it is continuing to monitor subjects and customers for the development of possible side effects. In addition, should it receive clearance to market the SoftLight Rejuvenation Laser system for skin resurfacing, the Company expects that its principal competitors will be providers of carbon dioxide laser and chemical peel resurfacing and traditional spa-based services.
        Trex Medical encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. Trex Medical's competitors may have greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in

                                       45PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

    customer requirements, or to devote greater resources to the promotion and sale of the products than the Company. Moreover, the products sold by the Company's OEM customers compete with products offered by the Company directly and its through independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or modify existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.
        Trex Communications is engaged in segments of the telecommunications industry that are extremely competitive. The Company expects that its lasercom technology will compete with large telecommunication service providers such as the regional Bell operating companies and microwave and cellular companies. Both the Company's lasercom division and CCS subsidiary will compete directly with telecommunications hardware and software providers. There can be no assurance that Trex Communications will be able to compete successfully with existing or new competitors.

        Need to Manage Growth; Ability to Attract Qualified Personnel. ThermoLase is experiencing a period of rapid growth as it commences commercial operations of its SoftLight process. ThermoLase presently intends to commercialize the SoftLight process primarily through affiliated spas and a network of physicians using the process as part of their practices. ThermoLase will be required to recruit and train a large number of personnel for its spas, including medical staff such as physicians, registered nurses, physician assistants, or other personnel. There may be only a limited number of such persons with the requisite skills, and it may become increasingly difficult for ThermoLase to hire such personnel over time. ThermoLase will also be required to recruit qualified physicians for its network of physician practices that offer the SoftLight process. Such qualified physicians may not be available or interested in offering the SoftLight process in their private practices. ThermoLase's commercialization strategy may also significantly strain operational, management, financial, sales and marketing, and other resources. To manage growth effectively, ThermoLase must continue to enhance its systems and controls and successfully expand, train, and manage its employee base and physician network. There can be no assurance that ThermoLase will be able to manage this expansion effectively. Trex Communications is currently searching for a chief executive officer who will develop a commercialization and marketing plan for its lasercom technology. No assurance can be given that Trex Communications will successfully identify and attract a qualified chief executive officer, that such person will be able to devise successful commercialization and marketing strategies or attract additional personnel necessary to successfully implement such strategies.

        Intellectual Property Rights, Uncertainties and Litigation. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through development and the regulatory approval process to the marketplace. Proprietary rights relating to the Company's

                                       46PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

    products will be protected from unauthorized use by third parties only to the extent that they are covered by enforceable patents or are maintained in confidence as trade secrets. Certain technology that may be used in the Company's products is not covered by any patent or patent application and, therefore, may be the subject of ownership disputes. The Company generally relies on trade secrecy agreements to protect such technology, but there can be no assurance that such agreements will provide meaningful protection or that others will not independently develop substantially equivalent technology. There can be no assurance that patent applications covering the Company's products will be successfully filed or that patents will ultimately issue. Further, even if patents are issued, the protection afforded by such patents and the Company's existing patents will depend upon their scope and validity. In addition, there can be no assurance that the Company's patents will not be challenged. There may be patents or other intellectual property rights owned by others, which if infringed by the Company would permit the owner to prevent the Company from making, selling, or using the affected product or process and to be entitled to damages for past infringement. ThermoLase has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others and may continue to receive such allegations in the future. Protection and defense of intellectual property rights may involve the commitment of large amounts of time and financial resources. Furthermore, the government retains a non-exclusive, royalty-free license to use technology developed under government contracts, for government purposes. If the Company decides not to pursue further development of government-sponsored technology, the government could, in certain circumstances, transfer that technology to a third party.
        Fischer Imaging Corporation (Fischer) sued Trex Medical's Lorad division in April 1992, alleging that Lorad's prone breast-biopsy systems infringe a Fischer patent on a precision mammographic needle-biopsy system. As of September 27, 1997, Trex Medical had aggregate revenues of approximately $107.1 million from the sale of such systems. The suit requests a permanent injunction, treble damages, and attorney's fees and expenses. As of September 27, 1997, Trex Medical had accrued a reserve of approximately $2 million in connection with this matter, although given the inherent uncertainty of patent litigation and disputes, no assurance can be given as to the amount which the Company may eventually be required to pay in expenses, or in damages, if the Company is unsuccessful in defending this matter.

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

        Dependence Upon Significant Relationships. A significant portion of Trex Medical's sales are through OEM arrangements with United States Surgical Corporation and General Electric Company. Trex Medical's and

                                       47PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

    Trex Communications' sales depend, in part, on the continuation of these arrangements and the level of end-user sales by such OEMs and VARs. There can be no assurance that Trex Medical and Trex Communications will be able to maintain existing, or establish new, relationships. A significant portion of Trex Communication's call-automation revenues are derived from large call-automation system installations and customization projects at customer sites. There can be no assurance that the Company will sell additional systems to these customers or have the ability to replace these revenues with comparably sized projects in the future. Trex Communications' lasercom division plans to develop strategic relationships with telecommunications product and service providers to provide components for the network systems which lasercom is developing and to market and sell lasercom technology and services. There can be no assurance that Trex Communications will be able to develop such strategic relationships in the future or that it will benefit from any of such arrangements.

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

        Risks Associated with Spinout of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
        In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
    Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there could be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts, consolidation procedures, which

                                       48PAGE

    ThermoTrex Corporation                          1997 Financial Statements

                           Forward-looking Statements

    includes proposed rule changes affecting the Company's ability to recognize gains on issuance of subsidiary stock, and consolidation policy which does not address accounting for such gains. During fiscal 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and contents of any final statement is uncertain.

                                       49PAGE

   ThermoTrex Corporation                            1997 Financial Statements

                         Selected Financial Information

                                                    Nine
                                                   Months
                               Year Ended         Ended (a)   Year Ended
                    ----------------------------- ---------  ----------------
   (In thousands
   except per       Sept. 27, Sept. 28, Sept. 30, Sept. 30,  Dec. 31, Jan. 1,
   share amounts)     1997(b)   1996(c)      1995   1995(d)   1994(e)    1994
   -------------------------------------------------------   -------  -------
                                       (Unaudited)
   Statement of Income Data:
   Revenues          $282,121  $182,029  $111,610 $ 86,531  $ 91,052 $ 54,329
   Income before
     provision for
     income taxes
     and minority
     interest          10,618    48,292    38,895   37,891    11,542    1,490
   Net income           8,441    42,575    36,658   36,341     9,602      495
   Earnings per share     .44      2.16      1.94     1.92       .50      .03
   Balance Sheet Data:
   Working capital   $202,276  $127,863           $103,297  $ 82,798 $ 45,103
   Total assets       450,117   320,222            230,781   154,984  117,335
   Long-term
     obligations      115,000         -                  -         -        -
   Common stock of
     subsidiary
     subject to
     redemption        40,500         -                  -         -   14,511
   Shareholders'
     investment       176,135   205,079            162,388   123,271   77,594

   (a)In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the Company's 39-week transition period ended September
      30, 1995, is presented.
   (b) Reflects the July 1997 acquisition of CCS and sales of Trex Medical and Trex Communications common stock, which resulted in nontaxable gains of $7.9 million. Also reflects the issuance by ThermoLase of $115.0 million principal amount of 4 3/8% subordinated convertible debentures, the issuance of an $11.0 million promissory note to Thermo Electron, and the reclassification of $40.5 million to "Common stock of subsidiary subject to redemption" from "Shareholders' investment" and "Minority interest" due to ThermoLase's stock exchange transaction.
   (c) Reflects the May 1996 and September 1996 acquisitions of XRE and Continental, respectively, and Trex Medical's private placements, initial public offering, and rights offering, which resulted in nontaxable gains of $39.1 million.
   (d)Reflects ThermoLase's 1995 private placements and public offering, which resulted in nontaxable gains of $34.7 million, and the September 1995 acquisition of Bennett.
   (e)Reflects the net proceeds of the Company's 1994 public offering and ThermoLase's 1994 initial public offering, which resulted in a nontaxable gain of $8.6 million.

                                       50PAGE

    ThermoTrex Corporation                          1997 Financial Statements

    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sales prices on the American Stock Exchange (symbol TKN) for fiscal 1997 and fiscal 1996.

                                Fiscal 1997               Fiscal 1996
                           ---------------------     ---------------------
    Quarter                  High          Low         High          Low
    ----------------------------------------------------------------------
    First                  $42  1/4      $28 1/4     $50 5/8       $31 1/2
    Second                  31  1/4       22 1/2      50 7/8        41 3/8
    Third                   28  7/8       17 7/8      50 1/8        42 3/4
    Fourth                  28            21 3/4      51 3/8        36 5/8

        As of October 31, 1997, the Company had 631 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 31, 1997, was $23 per share.
        Common stock of certain of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoLase Corporation (TLZ) and Trex Medical Corporation (TXM).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

         American Stock Transfer & Trust Company
         Shareholder Services Department
         40 Wall Street, 46th Floor
         New York, New York 10005
         (718) 921-8200

    Shareholder Services
        Shareholders of ThermoTrex Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer and Vice President, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly distribution of printed reports is limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page (http://www.thermo.com/subsid/ tkn.html).

                                       51PAGE

    ThermoTrex Corporation                          1997 Financial Statements

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

    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended September 27, 1997, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer and Vice President, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Thursday, March 5, 1998, at 10:00 a.m., at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.