Form 10-K, Exhibit 13
period 1998-10-03
THERMOTREX CORP
filed 1998-12-24
CIK 875316

Exhibit 13














                                          ThermoTrex Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1998

ThermoTrex Corporation                                                          1998 Financial Statements

                                   Consolidated Statement of Operations

                                                                                       Year Ended
                                                                              -----------------------------
(In thousands except per share amounts)                                       Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (Notes 7 and 13)
  Product revenues                                                          $ 294,310  $237,629   $ 169,669
  Other revenues                                                               47,548    44,492      12,360
                                                                            ---------  --------   ---------

                                                                              341,858   282,121     182,029
                                                                            ---------  --------   ---------

Costs and Operating Expenses:
  Cost of product revenues                                                    165,688   141,556     100,211
  Cost of other revenues                                                       44,628    38,580      12,034
  Selling, general, and administrative expenses (Note 7)                       91,028    69,043      41,283
  Research and development expenses                                            39,826    32,067      24,986
  Restructuring and nonrecurring costs (Notes 3 and 11)                        10,155     1,400           -
                                                                            ---------  --------   ---------

                                                                              351,325   282,646     178,514
                                                                            ---------  --------   ---------

Operating Income (Loss)                                                        (9,467)     (525)      3,515
Interest Income                                                                12,942     4,752       5,977
Interest Expense (includes $511, $197, and $464 to parent company;             (9,479)     (835)       (464)
  Note 8)
Gain on Issuance of Stock by Subsidiaries (Note 10)                            23,798     7,926      39,149
Gain on Sale of Investments                                                         -         -         115
Equity in Loss of Joint Ventures (Note 3)                                      (1,203)     (700)          -
                                                                            ---------  --------   ---------

Income Before Provision for Income Taxes, Minority Interest, and               16,591    10,618      48,292
  Extraordinary Item
Provision for Income Taxes (Note 6)                                           (17,463)   (3,474)     (5,341)
Minority Interest (Expense) Income                                             (4,750)    1,297        (376)
                                                                            ---------  --------   ---------

Income (Loss) Before Extraordinary Item                                        (5,622)    8,441      42,575
Extraordinary Item, Net of Income Taxes of $1,692 (Note 8)                      3,009         -           -
                                                                            ---------  --------   ---------

Net Income (Loss)                                                           $  (2,613) $  8,441   $  42,575
                                                                            =========  ========   =========

Earnings (Loss) per Share (Note 14)
  Basic                                                                     $    (.14) $    .44   $    2.23
                                                                            =========  ========   =========

  Diluted                                                                   $    (.14) $    .43   $    2.16
                                                                            ========   ========   =========

Weighted Average Shares (Note 14)
  Basic                                                                        18,704    19,210      19,075
                                                                            =========  ========   =========

  Diluted                                                                      18,704    19,599      19,669
                                                                            =========  ========   =========




The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                          1998 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                           Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $146,534 and $91,164 under                       $ 157,107  $ 135,720
    repurchase agreement with parent company)
  Available-for-sale investments, at quoted market value (amortized cost                   8,076     17,499
    of $8,086 and $17,520; Note 2)
  Accounts receivable, less allowances of $3,671 and $1,969                               85,790     58,632
  Unbilled contract costs and fees                                                         7,409      4,651
  Inventories                                                                             86,223     48,204
  Prepaid expenses and other assets (includes $1,300 due from related                      5,890      3,422
    party in fiscal 1998; Note 7)
  Prepaid income taxes (Note 6)                                                           13,988     11,877
                                                                                       ---------  ---------

                                                                                         364,483    280,005
                                                                                       ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              60,511     52,389
                                                                                       ---------  ---------

Notes Receivable from Related Parties (Note 7)                                             6,667      3,300
                                                                                       ---------  ---------

Prepaid Income Taxes and Other Assets (Note 6)                                             9,200     13,831
                                                                                       ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Note 3)                              154,845    100,592
                                                                                       ---------  ---------

                                                                                       $ 595,706  $ 450,117
                                                                                       =========  =========

ThermoTrex Corporation                                                          1998 Financial Statements

                                  Consolidated Balance Sheet (continued)
(In thousands except share amounts)                                                      Oct. 3,  Sept. 27,
                                                                                            1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Current maturities of long-term obligations (Note 8)                                 $     435  $      63
  Note payable to parent company (Note 7)                                                      -     11,000
  Accounts payable                                                                        30,871     21,373
  Accrued payroll and employee benefits                                                   12,147      8,863
  Accrued warranty costs                                                                   9,233      6,299
  Customer deposits                                                                        5,476      3,795
  Accrued commissions                                                                      7,629      3,922
  Other accrued expenses (Notes 3 and 11)                                                 31,763     20,387
  Due to parent company and affiliated companies                                           5,252      2,027
                                                                                       ---------  ---------

                                                                                         102,806     77,729
                                                                                       ---------  ---------

Deferred Income Taxes                                                                      6,418          -
                                                                                       ---------  ---------

Deferred Lease Liability                                                                   1,172      1,379
                                                                                       ---------  ---------

Long-term Obligations:
  Subordinated Convertible Debentures (includes $14,500 of related-party                 203,948    115,000
    debt in fiscal 1998; Note 8)
  Other                                                                                      697          -
                                                                                       ---------  ---------

                                                                                         204,645    115,000
                                                                                       ---------  ---------

Common Stock of Subsidiary Subject to Redemption (Note 1)                                 40,500     40,500
                                                                                       ---------  ---------

Minority Interest                                                                         90,578     39,374
                                                                                       ---------  ---------

Commitments and Contingencies (Notes 3, 7, 9, and 11)

Shareholders' Investment (Notes 4 and 5):
  Common stock, $.01 par value, 50,000,000 shares authorized; 19,590,446                     196        193
    and 19,251,769 shares issued
  Capital in excess of par value                                                          73,293     78,601
  Retained earnings                                                                       94,984     97,597
  Treasury stock at cost, 929,100 and 8,747 shares                                       (20,944)      (243)
  Cumulative translation adjustment                                                        2,064          -
  Net unrealized loss on available-for-sale investments (Note 2)                              (6)       (13)
                                                                                       ---------  ---------

                                                                                         149,587    176,135
                                                                                       ---------  ---------

                                                                                       $ 595,706  $ 450,117
                                                                                       =========  =========



The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                          1998 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                       Year Ended
                                                                             ------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Operating Activities
  Net income (loss)                                                         $  (2,613) $  8,441   $  42,575
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
      Depreciation and amortization                                            15,710     9,280       4,902
      Provision for losses on accounts receivable                                 970       279         336
      Gain on issuance of stock by subsidiaries (Note 10)                     (23,798)   (7,926)    (39,149)
      Gain on repurchase of subordinated convertible debentures (Note 8)       (4,701)        -           -
      Minority interest (income) expense                                        4,750    (1,297)        376
      Increase (decrease) in deferred income taxes                             10,080    (4,308)          -
      Noncash restructuring costs (Note 11)                                     4,193         -           -
      Equity in loss of joint ventures (Note 3)                                 1,203       700           -
      Other noncash items                                                       1,224     2,324         379
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                   (13,605)  (19,694)     (2,790)
        Inventories and unbilled contract costs and fees                      (27,310)  (11,290)     (1,176)
        Other current assets                                                   (2,334)   (3,311)     (2,734)
        Accounts payable                                                       (4,777)    1,522       1,254
        Other current liabilities (Note 11)                                     2,958    11,208       1,688
                                                                            ---------  --------   ---------

         Net cash provided by (used in) operating activities                  (38,050)  (14,072)      5,661
                                                                            ---------  --------   ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 3)                                 (45,002)  (10,712)    (36,888)
  Proceeds from sale and maturities of available-for-sale                      13,400    44,000      65,230
   investments
  Purchases of available-for-sale investments                                  (4,000)  (10,400)    (52,000)
   Purchases of property, plant, and equipment                                (10,612)  (26,853)    (14,462)
  Advances under notes receivable to related parties (Note 7)                  (4,667)        -      (1,300)
  Investment in other assets                                                      701    (1,200)     (4,400)
  Proceeds from sale of businesses to related parties (Note 7)                      -         -         860
  Other                                                                           756         -         301
                                                                            ---------  --------   ---------

         Net cash used in investing activities                                (49,424)   (5,165)    (42,659)
                                                                            ---------  --------   ---------

Financing Activities
  Net proceeds from issuance of subordinated convertible debentures           121,814   112,551           -
     (Note 8)
  Repurchase of subordinated convertible debentures (Note 8)                  (30,486)        -           -
  Net proceeds from issuance of Company and subsidiaries' common               71,530    16,370      71,873
    stock and sale of subsidiary put options (Note 10)
  Net proceeds from subsidiary stock exchange offer (Note 10)                       -       502           -
  Purchases of Company and subsidiary common stock                            (38,966)  (26,072)          -
  Proceeds from issuance of notes payable to parent company (Note 7)                -    11,000       2,000
  Repayment of notes payable to parent company (Note 7)                       (11,000)   (2,000)     (8,000)
  Payment of withholding taxes related to stock option exercises               (3,415)   (1,334)     (6,447)
                                                                            ---------  --------   ---------

          Net cash provided by financing activities                         $ 109,477  $111,017   $  59,426
                                                                            ---------  --------   ---------

ThermoTrex Corporation                                                          1998 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                       Year Ended
                                                                             ------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Exchange Rate Effect on Cash                                                $    (616) $      -   $       -
                                                                            ---------  --------   ---------

Increase in Cash and Cash Equivalents                                          21,387    91,780      22,428
Cash and Cash Equivalents at Beginning of Year                                135,720    43,940      21,512
                                                                            ---------  --------   ---------

Cash and Cash Equivalents at End of Year                                    $ 157,107  $135,720   $  43,940
                                                                            =========  ========   =========

Cash Paid For
  Interest                                                                  $   8,255  $    197   $     464
  Income taxes                                                              $  16,858  $  6,622   $   3,106

Noncash Activities
  Fair value of assets of acquired companies                                $  96,509  $ 14,677   $  53,519
  Cash paid for acquired companies                                            (47,757)  (11,150)    (38,178)
  Issuance of subsidiaries' common stock for acquired companies               (11,175)        -           -
                                                                            ---------  --------   ---------

    Liabilities assumed of acquired companies                               $  37,577  $  3,527   $  15,341
                                                                            =========  ========   =========

  Exchange of subsidiary common stock for common stock of                   $       -  $ 40,500   $       -
    subsidiary subject to redemption (Note 1)                               =========  ========   =========






The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                          1998 Financial Statements

                            Consolidated Statement of Shareholders' Investment
                                                                                       Year Ended
                                                                             ------------------------------
(In thousands)                                                                Oct. 3,  Sept. 27,  Sept. 28,
                                                                                 1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Common Stock, $.01 Par Value
  Balance at beginning of year                                              $     193  $    192   $     191
  Issuance of stock under employees' and directors' stock plans                     3         1           1
                                                                            ---------  --------   ---------

  Balance at end of year                                                          196       193         192
                                                                            ---------  --------   ---------

Capital in Excess of Par Value
  Balance at beginning of year                                                 78,601   116,753     116,837
  Activity under employees' and directors' stock plans                          1,147      (103)       (424)
  Tax benefit related to employees' and directors' stock plans                    670     3,017       2,494
  Effect of majority-owned subsidiaries' equity transactions                   (7,125)  (41,066)     (2,154)
                                                                            ---------  --------   ---------

  Balance at end of year                                                       73,293    78,601     116,753
                                                                            ---------  --------   ---------

Retained Earnings
  Balance at beginning of year                                                 97,597    89,156      46,581
  Net income (loss)                                                            (2,613)    8,441      42,575
                                                                            ---------  --------   ---------

  Balance at end of year                                                       94,984    97,597      89,156
                                                                            ---------  --------   ---------

Treasury Stock
  Balance at beginning of year                                                   (243)     (975)     (1,206)
  Purchases of Company common stock                                           (20,164)        -           -
  Activity under employees' and directors' stock plans                           (537)      732         231
                                                                            ---------  --------   ---------

  Balance at end of year                                                      (20,944)     (243)       (975)
                                                                            ---------  --------   ---------

Cumulative Translation Adjustment
  Balance at beginning of year                                                      -         -           -
  Translation adjustment                                                        2,064         -           -
                                                                            ---------  --------   ---------

  Balance at end of year                                                        2,064         -           -
                                                                            ---------  --------   ---------

Net Unrealized Loss on Available-for-sale Investments
  Balance at beginning of year                                                    (13)      (47)        (15)
  Change in net unrealized loss on available-for-sale investments                   7        34         (32)
                                                                            ---------  --------   ---------
(Note 2)

  Balance at end of year                                                           (6)      (13)        (47)
                                                                            ---------  --------   ---------

Total Shareholders' Investment                                              $ 149,587  $176,135   $ 205,079
                                                                            =========  ========   =========





The accompanying notes are an integral part of these consolidated financial statements.


ThermoTrex Corporation                                 1998 Financial Statements

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoTrex Corporation (the Company) develops and markets medical products and personal-care products and services, and also performs advanced technology research. The Company's 67%-owned Trex Medical Corporation subsidiary designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional vascular and cardiac procedures such as balloon angioplasty; and dental X-ray systems. The Company's 71%-owned ThermoLase Corporation subsidiary has developed laser-based hair-removal and skin-resurfacing systems called the SoftLight(R) and the SoftLight Laser Peel, respectively, and also manufactures and markets skin-care and bath and body products and markets dietary supplements through its wholly owned Creative Beauty Innovations, Inc. (CBI) subsidiary. During fiscal 1998, ThermoLase acquired The Greenhouse Spa, Inc. (Note 3), a luxury, destination spa located in Arlington, Texas. In connection with this acquisition, ThermoLase is converting its domestic Spa Thira locations into facilities that provide both traditional day spa and hair-removal and skin-resurfacing services. The converted spas will be operated under The Greenhouse Spa name. The Company's 73%-owned Trex Communications Corporation subsidiary designs and markets interactive information, voice-response, and call-automation systems; manufactures ground-based satellite communication systems; and develops and integrates telemetry systems. In addition, the Company performs advanced technology research primarily in the areas of avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development.

Relationship with Thermo Electron Corporation
      The Company was incorporated in January 1991 as a wholly owned subsidiary of Thermo Electron Corporation. As of October 3, 1998, Thermo Electron owned 11,494,908 shares of the Company's common stock, representing 62% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company, its wholly owned subsidiary, its majority-owned, privately held Trex Communications subsidiary, and its publicly held ThermoLase and Trex Medical subsidiaries. All material intercompany accounts and transactions have been eliminated.
      The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest September 30. References to fiscal 1998, 1997, and 1996 are for the years ended October 3, 1998, September 27, 1997, and September 28, 1996, respectively. Fiscal 1998 included 53 weeks; fiscal 1997 and 1996 each included 52 weeks.

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. ThermoLase offers a variety of treatment plans for its spa-based services, which include one-time services and multiple treatment plans that provide for varying numbers of treatments or treatment periods. ThermoLase recognizes revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans are recognized over the anticipated treatment period, which was six months in each period based upon the average service pattern for customers treated.

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

ThermoLase earns an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology licensing fees are recorded as revenue at the time the technology is transferred to the practitioner. Royalties arising from hair-removal and skin-resurfacing procedures performed by these physicians are recognized when such procedures are performed. ThermoLase has initiated the process of modifying the terms of its physician-licensing program, under which per-procedure royalties have been reduced or eliminated and a minimum royalty and/or flat periodic fee is required. Minimum royalties and flat fees are recognized monthly. ThermoLase earns an initial technology licensing fee and ongoing technology licensing royalties from its international arrangements. Initial nonrefundable technology licensing fees are recorded as revenue at the time the technology is transferred. Ongoing technology licensing royalties are recorded when earned in accordance with contractual terms. The accompanying statement of operations includes international licensing fees of $2,760,000, $4,195,000, and $2,000,000 in fiscal 1998, 1997, and 1996, respectively.
      The Company recognizes contract revenues and profits using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $23,642,000, $16,174,000, and $12,360,000 in fiscal 1998, 1997, and 1996, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts are generally cost-plus-fixed-fee, and customers are billed monthly as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

Research and Development Expenses
      Costs classified as research and development expenses in the accompanying statement of operations are costs incurred in connection with internally funded programs, including independent research and development as defined by U.S. government procurement regulations. Included in other cost of revenues in the accompanying statement of operations are research and development costs incurred under U.S. government-funded contracts.

Gain on Issuance of Stock by Subsidiaries
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 10 for a description of gains recorded.
      If gains have been recognized on the issuance of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of shareholders' investment as effect of majority-owned subsidiaries equity transactions.

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

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

Income Taxes
      In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return, subject to determination of the need for a valuation allowance for any deferred tax assets (Note 6).

Earnings (Loss) per Share
      During the first quarter of fiscal 1998, the Company adopted SFAS No. 128, "Earnings per Share" (Note 14). As a result, all previously reported earnings per share have been restated; however, basic earnings per share equals the Company's previously reported earnings per share for fiscal 1997. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the period. Except where the result would be antidilutive, diluted earnings per share have been computed assuming conversion of the Company's subordinated convertible debentures and the elimination of the related interest expense, and the exercise of stock options, and their related income tax effect.

Cash and Cash Equivalents
      At fiscal year-end 1998 and 1997, $146,534,000 and $91,164,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. At October 3, 1998, the Company's cash and cash equivalents also include cash held in accounts in the United States and foreign countries. Cash equivalents at September 27, 1997, included government-agency securities purchased with an original maturity of three months or less. These investments are carried at cost, which approximates market value.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------
Raw Materials and Supplies                                                               $38,788  $ 27,860
Work in Process                                                                           20,134    13,474
Finished Goods                                                                            27,301     6,870
                                                                                         -------  --------

                                                                                         $86,223  $ 48,204
                                                                                         =======  ========

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 29 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.

                                       10


1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

      Property, plant, and equipment consists of the following:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $ 2,029  $  1,299
Buildings                                                                                 11,707     3,715
Machinery and Equipment                                                                   47,420    40,806
Leasehold Improvements                                                                    21,350    22,137
                                                                                         -------  --------

                                                                                          82,506    67,957
Less:  Accumulated Depreciation and Amortization                                          21,995    15,568
                                                                                         -------  --------

                                                                                         $60,511  $ 52,389
                                                                                         =======  ========

Other Assets
      In June 1996, ThermoLase purchased $4,400,000 of convertible preferred stock of AntiCancer Inc., representing an approximate 10% equity interest in AntiCancer on a diluted basis. AntiCancer is a San Diego-based company that is developing a new chemotherapeutic drug for cancer patients, and is also developing certain technologies that may be relevant to ThermoLase's SoftLight hair-removal process and other personal-care applications. ThermoLase has the option to purchase for $2,500,000 an additional 5% equity interest in AntiCancer on a diluted basis, exercisable at any time before the earlier of June 19, 2011, or AntiCancer's initial public offering of stock. This investment is being accounted for under the cost method of accounting. In addition, ThermoLase has licensed certain technology from AntiCancer (Note 9).

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 10 to 40 years. Accumulated amortization was $12,484,000 and $8,167,000 at fiscal year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Deferred Lease Liability
      Deferred lease liability in the accompanying balance sheet represents facilities rent that is being recognized ratably over the respective lease terms.

Common Stock of Subsidiary Subject to Redemption
      On April 2, 1997, ThermoLase completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing ThermoLase common stock and $3.00 (in cash or ThermoLase common stock) for a new unit consisting of one share of ThermoLase common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to ThermoLase for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will expire and become worthless if the closing price of ThermoLase common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a subordinated basis by Thermo Electron. The Company and Thermo Electron are parties to an Amended and Restated Master Guarantee Reimbursement and Loan Agreement whereby the Company would be required to reimburse Thermo Electron for any and all payments made by Thermo Electron under the guarantee. In

1.    Nature of Operations and Summary of Significant Accounting Policies
       (continued)

connection with this offer, in April 1997, ThermoLase issued 2,000,000 units in exchange for 2,261,706 shares of its common stock and $502,000 in cash, net of expenses. As a result of these transactions, $40,500,000 was reclassified from "Shareholders' investment" and "Minority interest" to "Common stock of subsidiary subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to ThermoLase of $20.25.

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

Presentation
      Certain amounts in fiscal 1997 and 1996 have been reclassified to conform to the presentation in the fiscal 1998 financial statements.

2.    Available-for-sale Investments

      In accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded as a component of shareholders' investment titled "Net unrealized loss on available-for-sale investments."
      Available-for-sale investments in the accompanying balance sheet represents investments in government-agency securities. The difference between the market value and the cost basis of available-for-sale investments was $10,000 and $21,000 at fiscal year-end 1998 and 1997, respectively, which represent gross unrealized losses on those investments. Available-for-sale investments in the accompanying fiscal 1998 balance sheet have contractual maturities of one year or less.
      The cost of available-for-sale investments that were sold was based on specific identification in determining realized gains and losses recorded in the accompanying statement of operations. Gain on sale of investments in the accompanying fiscal 1996 statement of operations represents gross realized gains relating to the sale of available-for-sale investments.

3.    Acquisitions and Joint Ventures

Acquisitions
      In June 1998, a wholly owned subsidiary of ThermoLase merged with The Greenhouse Spa, Inc., exchanging 1,000,000 shares of ThermoLase common stock, valued at $7,975,000 at the time of the transaction, and the repayment of $4,180,000 of debt for all of the outstanding stock of Greenhouse.
Greenhouse operates a luxury destination spa in Arlington, Texas.
      In May 1998, the Company's Trex Communications subsidiary acquired Electro-Magnetic Processes, Inc. (EMP) for 800,000 shares of Trex Communications common stock valued, at $3,200,000 at the time of the transaction, $2,500,000 in cash, and the repayment of $675,000 of debt. EMP designs, develops, and manufactures ground-based satellite communication systems and develops and integrates telemetry systems used on military aircraft.
      In April 1998, Trex Medical acquired the outstanding stock of Trophy Radiologie S.A., a French manufacturer of dental and medical X-ray systems specializing in digital dental technology. The purchase price consisted of $23,979,000 in cash, the repayment of $8,707,000 of debt, and additional consideration, not to exceed approximately $8,000,000, if Trophy achieves certain future earnings targets through fiscal 1999.

      In October 1997, Trex Medical's XRE division acquired substantially all of the assets of Digitec Corporation for $7,176,000 in cash, subject to certain liabilities. Digitec manufactures physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catherization procedures.
      In July 1997, Trex Communications acquired all of the outstanding common stock of Computer Communications Specialists, Inc. (CCS) for approximately $10,100,000 in cash and repaid approximately $1,000,000 of pre-acquisition liabilities immediately after closing. CCS develops and markets interactive information and voice-response systems, as well as call-automation systems. The acquired assets of CCS included certain technologies for which technological feasibility had not been established at the acquisition date and that had no alternative future use. In connection with the acquisition, Trex Communications wrote off such technology in the amount of $1,400,000, which represents the portion of the purchase price allocated to the fair value of technology in development at the acquired business.
      In September 1996, Trex Medical acquired substantially all of the assets and liabilities of Continental X-Ray Corporation and affiliates for approximately $18,400,000 in cash, net of cash acquired and including the repayment of debt. Continental manufactures general-purpose and specialized X-ray systems.
      In May 1996, Trex Medical acquired substantially all of the assets and liabilities of XRE Corporation for $18,500,000 in cash, net of cash acquired and including the repayment of debt. XRE manufactures X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $86,229,000, which is being amortized over periods of 10 to 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions made in fiscal 1998, is subject to adjustment upon finalization of the purchase price allocation. To date, no information has been gathered that would cause the Company to believe that the final allocations of purchase price will be materially different from the preliminary estimates. Pro forma data is not included as the effect of these acquisitions was not material to the Company's results of operations.
      In connection with the acquisition of Trophy, Trex Medical has undertaken a restructuring of the acquired business. This restructuring is expected to primarily include costs for the termination of certain joint venture arrangements, a reduction in staffing levels, and abandoned-facility payments. In accordance with the requirements of Emerging Issues Task Force (EITF) Pronouncement No. 95-3, as part of the cost of the acquisition, Trex Medical established a reserve of approximately $2,156,000 for restructuring Trophy, of which Trex Medical expended $232,000 in fiscal 1998, primarily for severance payments. Unresolved matters at October 3, 1998, primarily included terminating joint ventures, completing planned severances, and the abandonment of excess facilities. In accordance with the requirements of EITF 95-3, Trex Medical will finalize its restructuring plan for Trophy no later than one year from the date of acquisition.
      Trex Medical also established a reserve as part of the cost of the acquisition of Lorad for legal fees and other costs associated with a patent infringement suit that existed prior to the Company's 1992 acquisition of Lorad. The balance of this reserve was $1,100,000 and $2,000,000 at fiscal year-end 1998 and 1997, respectively. Trex Medical expended $900,000 of such reserve during fiscal 1998, primarily for legal fees in connection with the suit. This suit was brought by Fischer Imaging Corporation, alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. A second patent infringement lawsuit with respect to Lorad's breast-biopsy system was filed by Fischer in April 1998. These lawsuits have been consolidated into a single lawsuit. An unsuccessful resolution could have a material adverse effect on the Company's future results of operations and financial position.
      Other accrued expenses in the accompanying balance sheet includes $3,262,000 and $2,506,000 at fiscal year-end 1998 and 1997, respectively, for estimated reserves associated with acquisitions, including Trophy (described above), and the reserve for the patent infringement suit.

Joint Ventures
      ThermoLase has entered into joint venture arrangements to market its SoftLight system internationally. ThermoLase currently holds between a 35% and 50% stake in each joint venture, but may increase its ownership to above 50% pursuant to fair-value purchase options included in each agreement. Certain of the joint venture agreements provide that ThermoLase's joint venture partners may, under certain conditions, elect to sell all or part of their ownership interest back to ThermoLase at the fair value of such interest at the time the election is made. Amounts advanced under such arrangements totaled $2,650,000 in fiscal 1998, including funding pursuant to a $1,667,000 note receivable to ThermoLase U.K. Limited (Note 7), and $1,144,000 in fiscal 1997. As of October 3, 1998, ThermoLase had no material obligation for further funding of such arrangements. The accompanying fiscal 1998 and 1997 statement of operations includes $1,203,000 and $700,000, respectively, of equity in loss of joint ventures, reflecting the Company's share of losses from joint venture operations. During fiscal 1998, ThermoLase closed its spa in France, liquidated its French joint venture, and wrote off its remaining investment. The Company recorded costs of $3,600,000 associated with terminating this arrangement, which are included in restructuring costs in the accompanying statement of operations (Note 11).

4.    Common Stock

      As of October 3, 1998, the Company had reserved 4,950,315 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.

5.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans, adopted in 1990, permit the grant of nonqualified and incentive stock options. The option recipients and the terms of options granted under these plans are determined by the human resources committee of the Company's Board of Directors (the Board Committee). Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights lapse over various periods ranging from one to ten years, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, with the exception of options granted in connection with the 1992 acquisition of Lorad, all options have been granted at fair market value. The Company also has a directors' stock option plan, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron.


      A summary of the Company's stock option information is as follows:

                                                        1998                1997                 1996
                                                -------------------  ------------------  ------------------
                                                           Weighted            Weighted            Weighted
                                                            Average             Average             Average
                                                           Exercise            Exercise            Exercise
                                                              Price               Price               Price
                                                  Number              Number               Number
                                                      of                  of                   of
(Shares in thousands)                             Shares              Shares               Shares
----------------------------------------------- --------- ---------- -------- ---------- --------- ---------
Options Outstanding, Beginning of Year             1,368     $15.93    1,412     $15.21     1,470    $12.37

  Granted                                            367      21.35       81      26.83       114     41.60
  Exercised                                         (414)      6.91      (77)      5.98      (172)     8.41
  Forfeited                                         (337)     22.47      (48)     29.43         -         -
                                                   -----               -----                -----

Options Outstanding, End of Year                     984     $19.51    1,368     $15.93     1,412     $15.21
                                                   =====     ======    =====     ======     =====     ======

Options Exercisable                                  984     $19.51    1,368     $15.93     1,412     $15.21
                                                   =====     ======    =====     ======     =====     ======

Options Available for Grant                          604                 485                  518
                                                   =====               =====                =====

      A summary of the status of the Company's stock options at October 3, 1998, is as follows:

                                                                    Options Outstanding and Exercisable
                                                                ---------------------------------------------
Range of Exercise Prices                                              Number         Weighted       Weighted
                                                                          of          Average        Average
                                                                      Shares        Remaining       Exercise
                                                              (In thousands)  Contractual Life         Price
------------------------------------------------------------- --------------- ---------------- --------------

$  0.30 - $11.19                                                         111        0.7 years         $ 9.28
  11.20 -   22.09                                                        622        5.9 years          15.98
  22.10 -   32.98                                                        127        7.0 years          24.82
  32.99 -   43.88                                                        124        4.3 years          40.94
                                                                       -----

$  0.30 - $43.88                                                         984        5.3 years         $19.51
                                                                       =====


Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Beginning November 1, 1998, the applicable shares of common stock can be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1998, 1997, and 1996, the Company issued 1,990 shares, 17,068 shares, and 25,792 shares of its common stock, respectively, under this plan.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income (loss) and earnings (loss) per share would have been as follows:

(In thousands except per share amounts)                                         1998        1997      1996
-------------------------------------------------------------------------- ---------- ----------- ---------

Net Income (Loss):
  As reported                                                                $(2,613)    $ 8,441   $42,575
  Pro forma                                                                   (4,229)      7,346    42,046

Basic Earnings (Loss) per Share:
  As reported                                                                   (.14)        .44      2.23

  Pro forma                                                                     (.09)        .38      2.20


Diluted Earnings (Loss) per Share:
  As reported                                                                   (.14)        .43      2.16

  Pro forma                                                                     (.23)        .37      2.13


      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $9.42, $12.17, and $16.59 in fiscal 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ----------- ---------

Volatility                                                                       41%        37%        37%
Risk-free Interest Rate                                                         5.6%       6.1%       6.1%
Expected Life of Options                                                   4.9 years  5.8 years   4.7 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $1,954,000, $1,558,000, and $1,166,000 in fiscal 1998, 1997, and 1996, respectively.

                                       16

6.    Income Taxes

      The components of income before provision for income taxes, minority interest, and extraordinary item are as follows:

(In thousands)                                                                  1998       1997        1996
-------------------------------------------------------------------------- ---------- ---------- -----------

Domestic                                                                     $16,624    $10,618     $48,292
Foreign                                                                          (33)         -           -
                                                                             -------    -------     -------

                                                                             $16,591    $10,618     $48,292
                                                                             =======    =======     =======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                  1998       1997        1996
-------------------------------------------------------------------------- ---------- ---------- -----------

Currently Payable:
  Federal                                                                    $(7,003)   $(8,146)   $ (4,535)
  State                                                                       (2,051)    (2,861)     (2,043)
  Foreign                                                                       (132)         -           -
                                                                             -------    -------    --------

                                                                              (9,186)   (11,007)     (6,578)
                                                                             -------    -------    --------

(Deferred) Prepaid, Net:
  Federal                                                                     (7,797)     7,333       1,178
  State                                                                         (480)       200          59
                                                                             -------    -------    --------

                                                                              (8,277)     7,533       1,237
                                                                             -------    -------    --------

                                                                             $(17,463)  $(3,474)   $ (5,341)
                                                                             ========   =======    ========

      The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect
$1,000,000, $3,999,000, and $2,680,000 of such benefits of the Company and its majority-owned subsidiaries from employee exercises of stock options that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in fiscal 1998, 1997, and 1996, respectively.

                                       17

6.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes, minority interest, and extraordinary item due to the following:

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Provision for Income Taxes at Statutory Rate                                $  (5,807) $ (3,716)  $ (16,902)
(Increases) Decreases Resulting from:
  Increase in valuation allowance for ThermoLase losses                       (17,764)        -           -
  Gain on issuance of stock by subsidiaries                                     8,329     2,774      13,702
  State income taxes, net of federal tax                                       (1,645)   (1,730)     (1,288)
  Amortization of cost in excess of net assets of acquired                     (1,024)     (730)       (680)
companies
  Write-off of acquired technology (Note 3)                                         -      (490)          -
  Other                                                                           448       418        (173)
                                                                            ---------  --------   ---------

                                                                            $ (17,463) $ (3,474)  $  (5,341)
                                                                            =========  ========   =========

      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                   1998       1997
--------------------------------------------------------------------------- ---------- ----------

Prepaid (Deferred) Income Taxes:
  Inventory basis differences                                                $  2,875   $  4,841
  Accruals and other reserves                                                   7,308      4,863
  Net operating loss carryforwards                                             22,462      8,232
  Accrued compensation                                                            827      1,920
  Other, net                                                                   (1,769)        31
                                                                             --------   --------

                                                                               31,703     19,887
  Less:  Valuation allowance                                                   24,133      1,820
                                                                             --------   --------

                                                                             $  7,570   $ 18,067
                                                                             ========   ========

      The valuation allowance relates primarily to net operating loss carryforwards, the majority of which are attributable to previously benefited loss carryforwards and the tax loss arising in fiscal 1998 at ThermoLase. The increase in the valuation allowance in fiscal 1998 is a result of ThermoLase's increased operating losses, uncertainty concerning ThermoLase's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset. As of October 3, 1998, the Company and its subsidiaries had federal tax net operating loss carryforwards of approximately $67,000,000 that will begin to expire in fiscal 2005.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its domestic subsidiaries tax-free.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. Prior to January 1, 1996, the Company paid an annual fee equal to 1.2% of the Company's revenues. For these services, the Company was charged $2,906,000, $2,821,000, and $1,906,000 in fiscal 1998,
1997, and 1996, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationships among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

Other Related-party Services
      The Company uses data processing and, from January 1995 through September 1996, contract administration services of a majority-owned subsidiary of Thermo Electron, which are charged based on actual usage. For these services, the Company was charged an immaterial amount in fiscal 1998 and 1997 and $90,000 in fiscal 1996.

Operating Leases
      Trex Medical leases an office and manufacturing facility from a realty trust controlled by an employee under a noncancellable operating lease arrangement expiring in fiscal 2012. In addition, until June 1996, the Company leased two office and research facilities from Thermo Electron. In connection with the Company's decision to close its Massachusetts division, the Company agreed to vacate these facilities during fiscal 1996. The accompanying statement of operations includes expenses from these operating leases of $982,000, $982,000, and $375,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under the noncancellable operating lease as of October 3, 1998, are $982,000 per year from fiscal 1999 through fiscal 2003 and $8,513,000 in fiscal 2004 and thereafter. Total future minimum lease payments are $13,423,000.

Repurchase Agreement
      The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

Notes Receivable from Related Party
      In connection with the acquisition of The Greenhouse Spa (Note 3) in June 1998, the Company loaned $3.0 million to a corporation controlled by the president of ThermoLase's spa division and former owner of Greenhouse. Of the total principal amount, $1.5 million is due in July 2001 and $1.5 million is due in July 2002. The note bears interest, payable quarterly, at the Applicable Federal Rate, as defined in regulations under the Internal Revenue Code of 1986, as amended. The note is secured by 806,800 shares of ThermoLase common stock.
      In October 1997, ThermoLase advanced $1,667,000 to ThermoLase U.K. under a note receivable, due December 31, 2003, and bearing interest at 8.0%, payable annually. ThermoLase U.K., a subsidiary of a joint venture that is 50%-owned by ThermoLase, is marketing ThermoLase's SoftLight system in England. The note receivable is included in other assets in the accompanying fiscal 1998 balance sheet.

      During fiscal 1996 and fiscal 1995, the Company loaned $1,300,000 and $2,000,000, respectively, to Dolphin Acquisition Corporation. Borrowings bear interest at an annual rate of 8.0% and 6.0%, respectively. In December 1998, the $1,300,000 note was repaid. In connection with such repayment, the Company agreed to subordinate borrowings under the $2,000,000 note to up to $3,050,000 of other financing arranged by Dolphin. The $2,000,000 note is due in December 1999. Dolphin operates a retail chain of beauty product stores in California and other states within the United States. The former president of ThermoLase is a shareholder and officer of Dolphin.

Notes Payable to Parent Company
      In September 1995, the Company borrowed $8,000,000 from Thermo Electron pursuant to a promissory note due September 1996. In September 1996, the Company repaid such amount and borrowed an additional $2,000,000 from Thermo Electron pursuant to a separate promissory note, which was repaid in April 1997. In addition, to finance the acquisition of CCS, Trex Communications borrowed $11,000,000 from Thermo Electron in July 1997, which was repaid in January 1998. Each borrowing from Thermo Electron bore interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.
      In addition, in fiscal 1998, Thermo Electron purchased $10,000,000 and $4,500,000 principal amount of Company and ThermoLase debentures, respectively (Note 8).

Related-party Revenues
      Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, Trex Medical manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1998, 1997, and 1996, Trex Medical recorded $406,000, $37,000, and $361,000, respectively, of revenues under this arrangement.

Related-party Purchases
      During 1995, Trex Medical placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's wholly owned Tecomet division, which are expected to be received through fiscal 1999. During fiscal 1998, 1997, and 1996, Trex Medical purchased high-transmission cellular grids valued at $486,000, $678,000, and $397,000, respectively, from Tecomet under this arrangement. During fiscal 1998, Trex Medical purchased additional grids from Tecomet for $311,000, under separate arrangements.
      During fiscal 1998, ThermoLase purchased products totaling $241,000 from Bird Products Corporation, a wholly owned subsidiary of Thermo Electron.

Sale of Thermoelectrics and Thermionics Businesses
      During fiscal 1996, the Company sold its thermoelectrics and thermionics businesses to two subsidiaries of Thermo Electron. The selling price for these companies of approximately $860,000 was based on the net book value of the net assets transferred. These businesses were not material to the Company's results of operations.

8.    Long-term Obligations

      In November 1997, the Company issued and sold at par value $124,500,000 principal amount of 3 1/4% subordinated convertible debentures due 2007, including $10,000,000 principal amount of such debentures to Thermo Electron, for net proceeds of $121,814,000. The debentures are convertible into shares of the Company's common stock at a conversion price of $27.00 per share and are guaranteed on a subordinated basis by Thermo Electron. In January 1998, the Company used a portion of the proceeds to repay an $11,000,000 note payable to Thermo Electron. In the fourth quarter of fiscal 1998, the Company repurchased $35,552,000 principal amount of these debentures for $30,486,000 in cash, resulting in an extraordinary gain of $3,009,000, net of taxes of $1,692,000. As of October 3, 1998, $88,948,000 principal amount of these debentures remained outstanding.

      In August 1997, ThermoLase issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004. The debentures are convertible into shares of ThermoLase's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee. During fiscal 1998, Thermo Electron purchased $4,500,000 principal amount of these debentures in the open market.
      Trex Medical's Trophy division has an interest-free loan of $796,000 issued by the French government for the funding of research and development costs associated with developing the RVG(TM) Digital System, due in installments through fiscal 2001. In addition, Trex Medical has certain borrowings relating to equipment financing.
      The annual requirements for long-term obligations as of October 3, 1998, are $435,000 in fiscal 1999; $360,000 in fiscal 2000; $140,000 in fiscal 2001;
$39,000 in fiscal 2002; $27,000 in fiscal 2003; and $204,079,000 in fiscal 2004 and thereafter. Total requirements of long-term obligations are $205,080,000.
      See Note 12 for fair value information pertaining to the Company's long-term obligations.

9.    Commitments and Contingencies

Operating Leases
      In addition to the leases described in Note 7, the Company occupies office, research, manufacturing, warehouse, and service facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from these operating leases of $9,923,000, $6,288,000, and $2,253,000 in fiscal 1998, 1997, and 1996, respectively. Future minimum payments due under noncancellable operating leases as of October 3, 1998, are $7,259,000 in fiscal 1999; $6,981,000 in fiscal 2000; $6,747,000 in fiscal 2001; $6,776,000 in fiscal
2002; $6,812,000 in fiscal 2003; and $21,543,000 in fiscal 2004 and thereafter.
Total future minimum lease payments are $56,118,000, of which $2,121,000 relates to lease payments for the three Spa Thira facilities that have been closed, net of assumed sublease receipts, and which amount is included in other accrued expenses in the accompanying fiscal 1998 balance sheet (Note 11).

Technology License Agreement
      In June 1996, ThermoLase purchased an approximate 10% equity interest in AntiCancer (Note 1). In addition, ThermoLase has licensed from AntiCancer certain technology related to hair removal, stimulation of hair growth, suppression of hair growth, and hair coloring under an agreement that calls for up to $1,500,000 in future payments by ThermoLase upon the attainment of certain milestones by AntiCancer. In addition to such future payments, ThermoLase will be substantially responsible for development costs incurred after the attainment of such milestones. In the event that the funded development efforts result in commercially viable products that ThermoLase elects to market, ThermoLase will pay AntiCancer a royalty based on sales, subject to certain minimum payments.
      In February 1993, the Company entered into an irrevocable exclusive technology license agreement for the use of the laser-based hair-removal system technology. Under the terms of the agreement, the Company will pay a royalty equal to 0.25% of the revenues recorded from the sale or use of the laser-based hair-removal system through February 10, 2010. No material amounts have been incurred under this agreement.

Contingencies
      ThermoLase has from time to time received allegations that its SoftLight laser-based hair-removal system infringes the intellectual property rights of others, and ThermoLase may continue to receive such allegations in the future. In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations ThermoLase has received to date and, based on opinions of its counsel, believes that if ThermoLase were sued on these bases it would have meritorious defenses. ThermoLase is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business.

      In October 1998, a former employee of Trex Medical filed a lawsuit against the Company and Trex Medical, alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of Trex Medical's mammography systems.
      Trex Medical's Trophy division has filed a lawsuit against Schick Technologies, Inc. alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent which also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      See Note 3 for a discussion of certain other litigation.
      The Company intends to vigorously defend itself against these lawsuits. However, given the inherent uncertainties of dispute resolutions, management cannot predict the outcome of these matters. An unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

10.   Transactions in Stock of Subsidiaries

      In February 1998, Trex Medical sold 5,175,000 shares of its common stock in a public offering at $13.75 per share for net proceeds of $66,944,000, resulting in a gain of $23,798,000.
      In September 1997, Trex Communications sold 1,133,000 shares of its common stock in a private placement at $10.00 per share for net proceeds of $10,550,000, resulting in a gain of $5,929,000.
      In April 1997, ThermoLase completed an exchange offer whereby ThermoLase received 2,261,706 shares of its common stock and $502,000 in cash, net of expenses, from its shareholders in exchange for 2,000,000 units of common stock subject to redemption (Note 1).
      In December 1996, Trex Medical sold 300,000 shares of its common stock in a public offering at $14.50 per share for net proceeds of $4,119,000, resulting in a gain of $1,997,000.
      In July 1996, Trex Medical sold 2,875,000 shares of its common stock in an initial public offering, and 871,832 shares of its common stock in a concurrent rights offering, at $14.00 per share, for net proceeds of $49,068,000, resulting in a gain of $25,645,000.
      In January 1996, Trex Medical sold 100,000 shares of its common stock in a private placement at $10.75 per share for net proceeds of $1,070,000, resulting in a gain of $732,000.
      In November 1995, Trex Medical sold 1,862,000 shares of its common stock in a private placement at $10.25 per share for net proceeds of $17,619,000, resulting in gain of $12,772,000.
      The Company's percentage ownership of its majority-owned subsidiaries at fiscal year-end was as follows:

                                                                                        1998   1997    1996
-------------------------------------------------------------------------------------- ------ ------ -------

ThermoLase                                                                               71%    67%     64%
Trex Medical                                                                             67%    79%     80%
Trex Communications                                                                      73%    78%    100%

11.   Restructuring Costs and Related Uncertainties

      Restructuring costs recorded by ThermoLase totaled $10,155,000 in fiscal 1998. These costs consist of $4,638,000 related to the closure of three domestic Spa Thira locations, including $2,429,000 for the write-off of leasehold improvements and related spa assets and $2,209,000 primarily for abandoned-facility payments, net of assumed sublease receipts. In addition, in connection with the closure of its spa in France, operated under a joint venture agreement, ThermoLase recorded costs of $3,600,000, primarily to liquidate the joint venture and to write-off its remaining investment. Restructuring costs also include $1,917,000 related to certain actions including the relocation of ThermoLase's corporate office to its CBI subsidiary in Carrollton, Texas. This amount primarily represents severance of $1,080,000 for 40 terminated employees and the write-off of fixed assets no longer of use. During fiscal 1998, ThermoLase expended $809,000 for restructuring activities and the remaining obligation of $5,153,000 associated with these actions is included in other accrued expenses in the accompanying fiscal 1998 balance sheet.
      ThermoLase's investment in leasehold improvements and related equipment at its remaining spas totaled $16,677,000 as of October 3, 1998. The realizability of these assets is dependent on future cash flows from spa operations. ThermoLase's future cash flows from operating its spas are dependent on the degree of success it experiences following the transition of its existing spas to Greenhouse spas as discussed in Note 1. It is reasonably possible that actual cash flows from spa operations will vary significantly from ThermoLase's estimates of such cash flows. As a result, the carrying amount of spa assets could change significantly in the near term. Additionally, at October 3, 1998, ThermoLase has operating lease commitments of $28,641,000 related to these spas. Were any additional spas to close in the future, the amount of lease obligation related to such spas in excess of income from subleasing the facilities would be recorded as a loss.

12.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, current maturities of long-term obligations, note payable to parent company, accounts payable, due to parent company and affiliated companies, long-term obligations, and common stock of subsidiary subject to redemption. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and common stock of subsidiary subject to redemption, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
      The fair value of the Company's and ThermoLase's subordinated convertible debentures, based on quoted market prices, was $162,870,000 and $123,165,000 at fiscal year-end 1998 and 1997, respectively, and in fiscal 1997 exceeded the carrying amount primarily due to an increase in the market price of the common stock relative to the conversion price of the debentures.
      The fair value of common stock of subsidiary subject to redemption, based on quoted market prices, was $30,750,000 and $37,000,000 at fiscal year-end 1998 and 1997, respectively.

13.   Business Segments, Geographical Information, and Significant Customer

      The Company's business segments include the following:

     - Medical Products: mammography equipment, minimally invasive digital breast-biopsy equipment, general-purpose and specialized-medical X-ray equipment, and dental X-ray systems.

     - Personal-care Products and Services: high-quality skin-care and other personal-care products, hair-removal services, skin-resurfacing services, and the licensing of the SoftLight hair-removal system to physicians in the U.S. and to international licensees.

     - Advanced Technology Research: communications, avionics, X-ray detection, signal processing, lasers, interactive information, voice-response systems, call-automation systems, ground-based satellite communications systems, and telemetry systems.

13. Business Segments, Geographical Information, and Significant Customer (continued)

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
      Medical Products                                                      $ 266,964  $229,294   $ 150,195
      Personal-care Products and Services                                      40,091    45,233      27,812
      Advanced Technology Research                                             41,351    21,250      14,401
      Intersegment sales elimination (a)                                       (6,548)  (13,656)    (10,379)
                                                                            ---------  --------   ---------

                                                                            $ 341,858  $282,121   $ 182,029
                                                                            =========  ========   =========

Income Before Provision for Income Taxes, Minority Interest, and
    Extraordinary Item:
      Medical Products                                                      $  29,153  $ 24,147   $  15,342
      Personal-care Products and Services (b)                                 (31,840)  (18,402)     (4,979)
      Advanced Technology Research (c)                                         (1,826)   (1,345)     (3,053)
      Corporate (d)                                                            (4,954)   (4,925)     (3,795)
                                                                            ---------  --------   ---------

      Total operating income (loss)                                            (9,467)     (525)      3,515
      Interest and other income, net                                           26,058    11,143      44,777
                                                                            ---------  --------   ---------

                                                                            $  16,591  $ 10,618   $  48,292
                                                                            =========  ========   =========

Identifiable Assets:
      Medical Products                                                      $ 342,521  $229,437   $ 200,850
      Personal-care Products and Services                                     127,460   167,339      91,713
      Advanced Technology Research                                             47,712    34,168      12,004
      Corporate and eliminations (e)                                           78,013    19,173      15,655
                                                                            ---------  --------   ---------

                                                                            $ 595,706  $450,117   $ 320,222
                                                                            =========  ========   =========

Depreciation and Amortization:
      Medical Products                                                      $   7,381  $  4,996   $   3,195
      Personal-care Products and Services                                       6,070     3,628       1,362
      Advanced Technology Research                                              1,964       656         345
      Corporate                                                                   295         -           -
                                                                            ---------  --------   ---------

                                                                            $  15,710  $  9,280   $   4,902
                                                                            =========  ========   =========

Capital Expenditures:
      Medical Products                                                      $   4,503  $  5,461   $   3,071
      Personal-care Products and Services                                       4,033    20,285       9,423
      Advanced Technology Research                                              2,076     1,107       1,968
                                                                            ---------  --------   ---------

                                                                            $  10,612  $ 26,853   $  14,462
                                                                            =========  ========   =========


                                       24

13.   Business Segments, Geographical Information, and Significant Customer (continued)

(In thousands)                                                                   1998       1997       1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Geographical Information

Revenues:
    United States                                                           $ 319,684  $ 282,121  $182,029
    France                                                                     19,163          -         -
    Other                                                                       3,011          -         -
                                                                            ---------  ---------  --------

                                                                            $ 341,858  $ 282,121  $182,029
                                                                            =========  =========  ========

Income Before Provision for Income Taxes, Minority Interest, and
  Extraordinary Item:
    United States (b, c, d)                                                 $  (9,472) $    (525) $  3,515
    France                                                                        416          -         -
    Other                                                                        (411)         -         -
                                                                            ---------  ---------  --------

    Total operating income (loss)                                              (9,467)      (525)    3,515
    Interest and other income, net                                             26,058     11,143    44,777
                                                                            ---------  ---------  --------

                                                                            $  16,591  $  10,618  $ 48,292
                                                                            =========  =========  ========

Identifiable Assets:
  United States                                                             $ 452,353  $ 430,944  $304,567
  France                                                                       54,346          -         -
  Other                                                                        10,995          -         -
  Corporate and eliminations (e)                                               78,012     19,173    15,655
                                                                            ---------  ---------  --------

                                                                            $ 595,706  $ 450,117  $320,222
                                                                            =========  =========  ========


Export Revenues Included in United States Revenues Above (f)                $  52,678  $  43,208  $ 35,908
                                                                            =========  =========  ========

(a) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Reflects restructuring costs of $10.2 million at ThermoLase in fiscal 1998
     (Note 11).
(c) Reflects the write-off in fiscal 1997 of $1.4 million of acquired technology related to the acquisition of CCS (Note 3).
(d) Includes corporate general and administrative expenses.
(e) Primarily cash, cash equivalents, and available-for-sale investments at the Company's headquarters. (f) In general, export sales are denominated in U.S. dollars. Includes revenues from ThermoLase's international licensing agreements.

     In the Medical Products segment, sales to one customer in fiscal 1998 and 1997 accounted for 11% and 14%, respectively, of the Company's total revenues.
This customer was acquired by another corporation in September 1998 and, in the fourth quarter of fiscal 1998, agreed to pay Trex Medical a fee of $4,700,000 in lieu of purchasing products for which it was contractually obligated, which was recorded as product revenue in the accompanying fiscal 1998 statement of operations. As a result of the acquisition of this customer, the Company does not expect there will be any future sales to this customer. No single customer accounted for 10% or more of the Company's total revenues in fiscal 1996.

                                       25

14.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                           1998      1997     1996
------------------------------------------------------------------------------ -------- --------- --------

Basic
Net Income (Loss)                                                              $(2,613) $  8,441  $42,575
                                                                               -------  --------  -------

Weighted Average Shares                                                         18,704    19,210   19,075
                                                                               -------  --------  -------

Basic Earnings (Loss) per Share                                                $  (.14) $    .44  $  2.23
                                                                               =======  ========  =======

Diluted
Net Income (Loss)                                                              $(2,613) $  8,441  $42,575
Effect of Majority-owned Subsidiaries' Dilutive Securities                         (96)      (73)     (97)
                                                                               -------  --------  -------

Income (Loss) Available to Common Shareholders, as Adjusted                    $(2,709) $  8,368  $42,478
                                                                               -------  --------  -------

Weighted Average Shares                                                         18,704    19,210   19,075
Effect of Stock Options                                                              -       389      594
                                                                               -------  --------  -------

Weighted Average Shares, as Adjusted                                            18,704    19,599   19,669
                                                                               -------  --------  -------

Diluted Earnings (Loss) per Share                                              $  (.14) $    .43  $  2.16
                                                                               =======  ========  =======

      The computation of diluted earnings (loss) per share for fiscal 1998 excludes the effect of assuming the conversion of the Company's $88,948,000 principal amount 3 1/4% subordinated convertible debentures, convertible at $27.00 per share, and the exercise of stock options, because the effect would be antidilutive. As of October 3, 1998, there were 983,669 of such options outstanding with exercise prices ranging from $0.30 to $43.88 per share.
      An extraordinary gain recorded by the Company reduced basic and diluted loss per share by $.16 in fiscal 1998 (Note 8).

15.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First  Second(a)   Third(b)  Fourth(c)
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                          $85,555    $82,563    $88,889    $84,851
Gross Profit                                                       33,690     29,656     34,790     33,406
Income (Loss) Before Extraordinary Item                             1,357     18,859     (4,843)   (20,995)
Net Income (Loss)                                                   1,357     18,859     (4,843)   (17,986)
Earnings (Loss) per Share:
  Basic                                                               .07       1.02      (.26)       (.96)
  Diluted                                                             .07        .83      (.26)       (.96)

1997(d)                                                             First     Second      Third     Fourth
--------------------------------------------------------------- ---------- ---------- ---------- ----------

Revenues                                                          $62,826    $70,079    $72,931    $76,285
Gross Profit                                                       22,773     23,301     26,694     29,217
Net Income                                                          2,763        188        285      5,205
Earnings per Share:
  Basic                                                               .14        .01        .01        .27
  Diluted                                                             .14        .01        .01        .26

-------------------
     (a) Results include a nontaxable gain of $23,798,000 from the issuance of stock by a subsidiary.

     (b)  Reflects the April 1998 acquisition of Trophy.

     (c)  Results include restructuring costs of $10,155,000 at ThermoLase (Note
          11), the establishment of a tax valuation allowance (Note 6), and the effect of an extraordinary gain of $3,009,000, which reduced basic and diluted loss per share by $.16 (Note 8).

     (d) Results include nontaxable gains of $1,997,000 and $5,929,000 in the first and fourth quarters, respectively, from the issuance of stock by subsidiaries.

16.   Subsequent Events

Option Repricing
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 222,600 shares at a weighted average exercise price of $23.00 elected to participate in this exchange and, as a result, received options to purchase 111,300 shares of Company common stock at $11.39 per share. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date.

Acquisition
      In November 1998, Trex Communications acquired LNR Communications, Inc.
(LNR) for approximately $18,400,000 in cash and Trex Communications common stock valued at approximately $5,000,000, net of cash and short-term securities acquired, subject to a post-closing adjustment. LNR is a Hauppauge, New York-based manufacturer of electronic subsystems and turnkey earth stations for the satellite communication market.

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of ThermoTrex Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoTrex Corporation (a Delaware corporation and 62%-owned subsidiary of Thermo Electron Corporation) and subsidiaries as of October 3, 1998, and September 27, 1997, and the related consolidated statements of operations, shareholders' investment, and cash flows for each of the three years in the period ended October 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoTrex Corporation and its subsidiaries as of October 3, 1998, and September 27, 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
December 21, 1998

ThermoTrex Corporation                                 1998 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


      Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

Overview

      The Company operates in three business segments: Medical Products manufactured by the Company's Trex Medical Corporation subsidiary, Personal-care Products and Services offered by the Company's ThermoLase Corporation subsidiary, and Advanced Technology Research, including the laser communications research performed by the Company's Trex Communications Corporation subsidiary.
      Trex Medical designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional cardiac procedures such as balloon angioplasty; and dental X-ray systems. Trex Medical sells its systems worldwide principally through a network of independent dealers and also acts as an original equipment manufacturer (OEM) for other medical equipment companies. Trex Medical has five operating units:
Lorad Corporation, a manufacturer of mammography and digital breast-biopsy systems; Bennett X-Ray Corporation, a manufacturer of general-purpose X-ray, mammography, and breast-biopsy equipment; XRE Corporation, a manufacturer of X-ray imaging systems used in the diagnosis and treatment of coronary artery disease and other vascular conditions, and which includes the operations of Digitec Corporation, a manufacturer of physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catherization procedures, acquired in October 1997; Continental X-Ray Corporation, a manufacturer of general-purpose and specialized X-ray systems; and Trophy Radiologie S.A., a French manufacturer of dental and medical X-ray systems specializing in digital dental technology, acquired in April 1998.
      ThermoLase has developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the U.S. Food and Drug Administration (FDA) to commercially market hair-removal services using the SoftLight system. ThermoLase began earning revenue from the SoftLight system in the first quarter of fiscal 1996 as a result of opening its first commercial location (Spa Thira) in November 1995. ThermoLase opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and opened its fourteenth spa in October 1997. In May 1998, ThermoLase received clearance from the FDA to market cosmetic skin-resurfacing services using the same laser as ThermoLase's hair-removal system. In this process, the laser's energy reacts with an activating lotion, creating heat and mechanical energy that remove the tough outer layer of dead skin. The treatment, known as the SoftLight Laser Peel, is being offered at all of ThermoLase's Spa Thira locations, as well as through its physician licensees.
      Rather than continuing to open additional Spa Thira locations, ThermoLase is concentrating its resources on attempting both to increase the capacity utilization of its existing spas, and to expand its physician-licensing program and international licensing arrangements, discussed below. In connection with its acquisition of The Greenhouse Spa, Inc. in June 1998 (Note 3), a full-service, luxury, destination spa, ThermoLase evaluated which of its locations would be converted to Greenhouse spas and whether any of its Spa Thira locations should be closed or sold. As a result of this evaluation, ThermoLase decided to close three of its domestic Spa Thira locations and convert its remaining eleven domestic spas into Greenhouse spas which, in addition to hair-removal and skin resurfacing services, will offer more traditional day-spa services, such as massages and facials. ThermoLase's future results of operations will be affected by its ability to successfully convert its existing spas into Greenhouse spas (Note 11). The period through

June 1999 will be critical in determining the economic viability of this strategy. Key to the success of this strategy will be whether the results of the Greenhouse spas reflect substantial progress toward breakeven operations in this timeframe.
      In June 1996, ThermoLase commenced a program to license to physicians and others the right to perform the Company's patented SoftLight hair-removal procedure. ThermoLase also provides the licensees with the lasers and lotion that are necessary to perform the service. In June 1998, ThermoLase began to offer the SoftLight Laser Peel procedure through its spas and existing physician licensees.
      ThermoLase has experienced a decrease in revenues from its hair-removal services, as discussed in the results of operations below. In response to this trend and in an attempt to establish price points and other conditions designed to increase demand and revenues, ThermoLase significantly reduced treatment prices at its Spa Thira locations and is in the process of modifying the terms and conditions of its physician-licensing program. Under the terms of the modified licenses, per-procedure royalties have been reduced or eliminated and a minimum royalty and/or flat periodic fee requirement has been introduced. In addition, ThermoLase has begun offering licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing license fees. As a result of these changes and other factors, including the addition of new physician licensees in fiscal 1998, there has been a net reduction of 8% in the number of physician licensees, compared to the number under agreement at the end of fiscal 1997, and two contracts with other licensees that accounted for approximately 4% of ThermoLase's total hair-removal revenues in fiscal 1997 were terminated. There can be no assurance that the strategies described above will be successful in improving ThermoLase's results of operations.
      ThermoLase is marketing the SoftLight system internationally through joint ventures and other licensing arrangements. In January 1996, ThermoLase established a joint venture in Japan. ThermoLase established joint ventures in France in November 1996 and England in September 1997, and six additional licensing arrangements: in Saudi Arabia in November 1996, in Tunisia and Belgium in December 1996, in the United Arab Emirates and Oman in March 1997, in Switzerland in April 1997, in Brazil in June 1997, and in the United Kingdom (excluding England) and the Republic of Ireland in September 1997. In December 1997, ThermoLase established a joint venture to market the SoftLight system in Australia, Cyprus, Germany, Greece, New Zealand, South Africa, and Spain. ThermoLase's international arrangements resulted in the opening of spas in Paris in May 1997 and in Lugano, Switzerland, in October 1997. ThermoLase has decided to close the spa in Paris and liquidate the joint venture (Note 11).
      ThermoLase also manufactures and markets skin-care and bath and body products and markets dietary supplements through its Creative Beauty Innovations, Inc. (CBI) subsidiary, which also manufactures the lotion used in the SoftLight hair-removal process.
      The Company's Advanced Technology Research segment performs research primarily in the fields of communications, avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development. The Advanced Technology Research segment includes the Company's Trex Communications subsidiary. In July 1997, Trex Communications acquired Computer Communications Specialists, Inc. (CCS), which designs and markets interactive information and voice-response systems, as well as call-automation systems. In May 1998, Trex Communications acquired Electro-Magnetic Processes, Inc. (EMP), which designs, develops, and manufactures ground-based satellite communications systems and develops and integrates telemetry systems used on military aircraft. In November 1998, Trex Communications acquired LNR Communications, Inc. (LNR), which manufactures electronic subsystems and turnkey earth stations for the satellite communication market.
        The Company conducts all of its manufacturing operations (other than those of Trophy) in the United States, and sells its products worldwide. The Company anticipates that an increasing amount of its revenues will be from sales to customers outside the United States. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. The Company may use forward contacts to reduce its exposure to currency fluctuations.

Results of Operations

Fiscal 1998 Compared With Fiscal 1997
      Total revenues increased 21% to $341.9 million in fiscal 1998 from $282.1 million in fiscal 1997. Medical Products segment revenues, excluding intersegment sales, increased 21% to $264.1 million in fiscal 1998 from $217.9 million in fiscal 1997. Revenues increased $28.3 million as a result of the acquisitions of Trophy in April 1998 and Digitec in October 1997 (Note 3). Excluding the impact of revenues from acquisitions, Medical Products segment revenues increased 8% in fiscal 1998, primarily due to a $9.0 million shipment at XRE to a customer in Russia and, to a lesser extent, an increase in direct and dealer sales at XRE of cardiac catheterization laboratories due to higher demand, offset in part by a decrease in international sales of cardiac catherization laboratories to OEM customers due to XRE shifting from OEM to direct and dealer sales. In addition, increased sales occurred at Lorad and at Bennett primarily due to higher demand for mammography systems and upgrade components and an agreement to receive a onetime payment of $4.7 million from an OEM customer in lieu of purchasing products for which it had been contractually obligated (Note 13). The increases at Bennett were offset in part by a decline in sales of general-purpose X-ray systems to international customers, due in part to the strengthening of the U.S. dollar relative to foreign currencies in countries in which Trex Medical operates and the economic crisis in the Far East. The increase in revenues at each of Trex Medical's divisions discussed above, was offset in part by a decrease in revenues at Continental, primarily due to a decrease in sales of electrophysiology equipment. Revenue growth at Trex Medical is expected to significantly decrease in the first half of fiscal 1999 primarily as a result of a slowing of sales of breast-biopsy systems and the effect in fiscal 1998 of the large Russian sale. As discussed in Note 13 to the Consolidated Financial Statements, Trex Medical does not expect that there will be any future sales to a major customer.
      Personal-care Products and Services segment revenues decreased to $40.1 million in fiscal 1998 from $45.2 million in fiscal 1997. ThermoLase earned revenues from hair-removal services and related activities of $17.3 million in fiscal 1998, compared with $21.0 million in fiscal 1997. The decrease in revenues resulted in part from reduced demand and price reductions at ThermoLase's Spa Thira locations in fiscal 1998 compared with fiscal 1997, offset in part by an increase in the number of U.S. spas to 14, compared with 13 spas open during fiscal 1997. As discussed in the preceding Overview, ThermoLase will close three of its domestic spas (Note 11). Revenues from ThermoLase's physician-licensing program decreased in fiscal 1998 compared with fiscal 1997, due to a reduction in royalty rates and other changes to the financial terms of the licenses and the termination of two significant licensing contracts, described in the preceding Overview, as well as a decrease in one-time fees due to a decline in the number of new physician licensees. Revenues from hair-removal services and related activities included $2.8 million in fiscal 1998 and $4.2 million in fiscal 1997 for minimum guaranteed payments recorded upon granting technology rights under ThermoLase's international licensing arrangements. The amount of minimum guaranteed payments recorded by ThermoLase will vary depending on its ability to enter into additional international licensing arrangements, the availability of additional territories, and the terms of any such arrangements. Revenues at CBI decreased to $22.8 million in fiscal 1998 from $24.2 million in fiscal 1997, primarily due to a shift by certain of its retail customers away from health- and beauty-aid sales. These decreases were offset in part by the inclusion of $0.8 million of revenues from Greenhouse, acquired in June 1998 (Note 3).
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $37.7 million in fiscal 1998 from $19.0 million in fiscal 1997. Revenues increased $14.3 million due to the inclusion of revenues for the full period from CCS, acquired in July 1997, and revenues from EMP, acquired in May 1998. In addition, revenues increased due to expanded efforts on certain research and development contracts.
      The gross profit margin was 38% in fiscal 1998, compared with 36% in fiscal 1997. The Medical Products segment gross profit margin, excluding intersegment sales, increased to 43% in fiscal 1998 from 40% in fiscal 1997, primarily due to increased sales of higher-margin products at a majority of Trex Medical's operating units, as well as the effect on gross profit of $4.7 million due from an OEM described above. To a lesser extent, the gross profit margin at Trex Medical increased due to manufacturing efficiencies, primarily at Bennett. The Personal-care Products and Services segment gross profit margin, excluding intersegment eliminations, was 9% in fiscal 1998, compared with 20% in fiscal 1997. ThermoLase's hair-removal business reported gross profit of negative $5.0 million in fiscal 1998, compared with gross profit of $1.4 million in fiscal 1997. Each period was impacted by the operations of the Spa Thira business, which has been operating below maximum capacity as ThermoLase seeks to develop its client base, expand its product lines, and refine its operating procedures. This negative impact was offset in part by the effect of physician-licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In addition, fiscal 1997 was negatively impacted by pre-opening costs incurred in connection with new spa openings. The gross profit decreased in fiscal 1998, primarily due to the decrease in revenues at ThermoLase's Spa Thira locations and the physician-licensing program, as well as increased fixed costs associated with operating more spas in fiscal 1998. ThermoLase believes that increasing spa utilization by broadening the array of spa-related services and products offered, through conversion of the remaining Spa Thiras into Greenhouse spas, is critical to its ability to improve the profitability of its spas. The degree to which ThermoLase's recent changes in pricing structure are successful will also affect ThermoLase's gross profit margin. The gross profit margin at CBI was 32% in both periods. The gross profit margin from the Advanced Technology Research segment, excluding intersegment eliminations, was 37% in fiscal 1998, compared with 32% in fiscal 1997. This increase was primarily due to the inclusion of higher-margin revenues at CCS.
      Selling, general, and administrative expenses as a percentage of revenues increased to 27% in fiscal 1998 from 24% in fiscal 1997. The increase was primarily in the Medical Products segment, as a result of the acquisition of Trophy, as well as the effect of the acquisition of CCS in the Advanced Technology Research segment, both of which have higher costs as a percentage of revenues.
      Research and development expenses increased to $39.8 million in fiscal 1998 from $32.1 million in fiscal 1997, primarily due to increased spending at Trex Medical, offset in part by a decrease in spending at ThermoLase. Trex Medical's increases reflect spending at XRE and Lorad to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, and enhancing existing systems and, to a lesser extent, the inclusion of expenses at acquired businesses. ThermoLase's decrease in spending related primarily to a reduction in the number of outside testing facilities and consultants used, as well as a reduction in payroll costs (Note 11). In addition, research and development expenses at the Company's other businesses increased due to the inclusion of expenses of acquired businesses.
      During fiscal 1998, ThermoLase recorded restructuring costs of $10.2 million, primarily related to closing three of its domestic spas, closing its spa in France, and liquidating the related French joint venture, and relocating its corporate office to its CBI subsidiary in Carrollton, Texas. The degree to which ThermoLase is successful in improving its profitability will affect the future of its remaining spas and the realizability of its related assets (Note
11).
      During fiscal 1997, Trex Communication wrote off $1.4 million of acquired technology in development in connection with the acquisition of CCS (Note 3).
      Interest income increased to $12.9 million in fiscal 1998 from $4.8 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's November 1997 issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and ThermoLase's August 1997 issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures (Note 8), offset in part by cash used to fund the loss at ThermoLase. Interest expense increased to $9.5 million in fiscal 1998 from $0.8 million in fiscal 1997, primarily due to the issuance of subordinated convertible debentures.
      The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. The Company believes that this strategy provides additional motivation and incentives for the management of the subsidiaries through the establishment of subsidiary-level stock option incentive programs, as well as capital to support the subsidiaries' growth. As a result of the sale of stock by subsidiaries, the Company recorded gains on issuance of stock by subsidiaries of $23.8 million and $7.9 million in fiscal 1998 and fiscal 1997, respectively (Note 10). The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. In addition, in October 1995, the Financial Accounting Standards Board (FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements:
Policy and Procedures" (the Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in the equity of the consolidated entity with no gain or loss being recorded. The FASB continues to deliberate on this issue and the timing and contents of any final statement are uncertain. Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.
      Equity in loss of joint ventures in the accompanying statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997 (Note 3).
      Minority interest expense was $4.8 million in fiscal 1998, compared with minority interest income of $1.3 million in fiscal 1997, primarily due to the Company's inability to record minority interest income in ThermoLase's net loss, because the Company's minority interest liability related to ThermoLase has been reduced to zero. In addition, minority interest expense increased in fiscal 1998 due to an increase in Trex Medical's net income and its higher minority ownership percentage following its February 1998 stock offering.
      The effective tax rate exceeded the statutory federal income tax rate in fiscal 1998 primarily due to losses at ThermoLase, which may not be used to offset taxable income at Trex Medical. In addition, the effective tax rate was affected by a nontaxable gain on the issuance of stock by subsidiary, offset in part by the impact of state income taxes and certain nondeductible expenses, including amortization of cost in excess of net assets of acquired companies. In addition, the effective tax rate in fiscal 1998 reflects the establishment of a valuation allowance for the tax asset associated with previously benefited losses arising at ThermoLase. The increase in the valuation allowance in fiscal 1998 is a result of ThermoLase's increased operating losses, uncertainty concerning ThermoLase's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset (Note 6). The effective tax rate in fiscal 1997 was below the statutory federal income tax rate primarily due to nontaxable gains on issuances of subsidiary stock, offset in part by the impact of a nondeductible write-off of acquired technology at CCS (Note 3) and the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      In May 1998, a complaint styled as a class action was filed in California Superior Court against ThermoLase alleging that certain advertisements and representations made by ThermoLase and/or its licensees relating to ThermoLase's SoftLight laser hair-removal process were misleading. The Company has settled this lawsuit for a nominal amount, subject to court approval.
      The Company is a defendant in two patent infringement lawsuits (Note 3) and a lawsuit alleging the Company misappropriated certain other technology owned by a third party (Note 9). An unsuccessful resolution of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

Fiscal 1997 Compared With Fiscal 1996
      Total revenues increased 55% to $282.1 million in fiscal 1997 from $182.0 million in fiscal 1996. Medical Products segment revenues, excluding intersegment sales, increased 54% to $217.9 million in fiscal 1997 from $141.8 million in fiscal 1996. Revenues increased $56.2 million as a result of the acquisitions of XRE in May 1996 and Continental in September 1996. In addition, revenues at Lorad, excluding intersegment sales, increased 18% as a result of increased sales of higher-priced mammography systems and increased demand for biopsy systems, offset in part by a decline in demand for nondestructive testing systems.

      Personal-care Products and Services segment revenues increased 63% to $45.2 million in fiscal 1997 from $27.8 million in fiscal 1996. ThermoLase earned revenues from hair-removal services and related activities of $21.0 million in fiscal 1997, compared with $4.6 million in fiscal 1996. The increase in revenues resulted primarily from an increase in the number of U.S. spas to 13, nine of which opened in fiscal 1997, compared with four spas open during fiscal 1996. Revenues also increased as a result of fees from ThermoLase's physician-licensing program, which was started in the third quarter of fiscal 1996 and did not produce significant revenues during fiscal 1996. In addition, revenues from hair-removal services and related activities in fiscal 1997 included $4.2 million of minimum guaranteed payments recorded upon granting technology rights under ThermoLase's international licensing arrangements, compared with $2.0 million in fiscal 1996. Revenues at CBI increased slightly to $24.2 million in fiscal 1997 from $23.2 million in fiscal 1996. A portion of CBI's revenues are derived from sales to large retailers, which have a relatively long buying cycle that results in periodic variations in revenues.
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $19.0 million in fiscal 1997 from $12.4 million in fiscal 1996. Revenues increased $2.8 million due to the inclusion of product revenues from CCS, acquired in July 1997, and due to higher revenues earned from research performed under government contracts, primarily in the areas of laser radar systems and laser communications.
      The gross profit margin was 36% in fiscal 1997, compared with 38% in fiscal 1996. The Medical Products segment gross profit margin, excluding intersegment sales, declined to 40% in fiscal 1997 from 42% in fiscal 1996, primarily due to sales of certain recently introduced products that incurred high start-up production costs, the inclusion of lower-margin revenues at Continental, and the mix of products sold at Bennett. The Personal-care Products and Services segment gross profit margin was 20% in fiscal 1997, compared with 28% in fiscal 1996. ThermoLase's hair-removal business reported gross profit of $1.4 million in fiscal 1997, compared with gross profit of negative $0.3 million in fiscal 1996. Each period was impacted by the early operations of the Spa Thira business, which has been operating below maximum capacity as discussed in the results of operations for fiscal 1998, and pre-opening costs incurred in connection with new spa openings, offset in part by the effect of physician-licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. The decline in the Personal-care Products and Services segment gross profit margin in fiscal 1997 also resulted from lower margins at CBI due to a continued shift to lower-margin products.
      Selling, general, and administrative expenses as a percentage of revenues increased to 24% in fiscal 1997 from 23% in fiscal 1996. Spending in the Personal-care Products and Services segment increased primarily due to costs related to expanding ThermoLase's administrative and management efforts for its Spa Thira business and domestic and international licensing programs; increased marketing efforts, including national advertising costs for the physician-licensing program; and legal costs associated with obtaining and protecting ThermoLase's patent rights. These increases were offset in part by the impact of the significant increase in revenues in the Medical Products segment, which has lower expenses as a percentage of revenues.
      Research and development expenses increased to $32.1 million in fiscal 1997 from $25.0 million in fiscal 1996, primarily due to increased spending at Trex Medical and, to a lesser extent, increased spending at ThermoLase for pre-clinical and clinical research related to improving the effectiveness of its hair-removal process and developing its SoftLight Laser Peel skin-resurfacing process, and the investigation of other health and beauty applications for its proprietary laser technology. Research and development expenses at Trex Medical increased $5.6 million due to the acquisitions of XRE and Continental and Trex Medical's continued efforts to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, as well as enhancements of existing systems.
      During fiscal 1997, Trex Communications wrote off $1.4 million of acquired technology in development in connection with the acquisition of CCS (Note 3).

      Interest income decreased to $4.8 million in fiscal 1997 from $6.0 million in fiscal 1996, primarily due to lower average invested balances, which resulted primarily from property and equipment expenditures for ThermoLase's Spa Thira locations and licensing programs and from cash used to fund ThermoLase's operating loss. Interest expense increased to $0.8 million in fiscal 1997 from $0.5 million in fiscal 1996, primarily due to ThermoLase's August 1997 issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures (Note 8).
      As a result of the sale of stock by Trex Medical and Trex Communications, the Company recorded gains on the issuance of stock by subsidiaries of $7.9 million in fiscal 1997 and $39.1 million in fiscal 1996 (Note 10).
      Equity in loss of joint ventures in the accompanying fiscal 1997 statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997 (Note 3).
      Minority interest income was $1.3 million in fiscal 1997, compared with minority interest expense of $0.4 million in fiscal 1996, as a result of an increase in ThermoLase's net loss, offset in part by an increase in Trex Medical's net income.
      The effective tax rate in both periods was below the statutory federal income tax rate primarily due to nontaxable gains on issuance of stock by subsidiaries, offset in part by the impact of state income taxes, nondeductible amortization of cost in excess of net assets of acquired companies and, in fiscal 1997, the nondeductible write-off of acquired technology associated with the acquisition of CCS (Note 3).

Liquidity and Capital Resources

      Consolidated working capital was $261.7 million at October 3, 1998, compared with $202.3 million at September 27, 1997. Included in working capital are cash, cash equivalents, and available-for-sale investments of $165.2 million at October 3, 1998, compared with $153.2 million at September 27, 1997. Of the $165.2 million balance at October 3, 1998, $105.4 million was held by the Company's majority-owned subsidiaries, and the remainder was held by the Company and its wholly owned subsidiary.
      Net cash used in operating activities during fiscal 1998 was $38.1 million. An increase in inventories and unbilled contract costs and fees, primarily at Trex Medical, used $27.3 million of cash due to lower than expected sales in the fourth quarter of fiscal 1998 and, to a lesser extent, higher inventories in anticipation of new product releases. In addition, an increase in accounts receivable in fiscal 1998, primarily at Trex Medical, used $13.6 million of cash, primarily due to slower customer payment patterns as a result of increased export and direct sales at the majority of its operations and trends in the healthcare industry, extended payment terms to a significant customer (Note 13), and a shift from OEM sales to direct and dealer sales at XRE.
      The Company's investing activities used $49.4 million of cash during fiscal 1998. Excluding available-for-sale investments activity, the Company's primary investing activities during fiscal 1998 included acquisitions and capital expenditures. The Company expended $45.0 million, net of cash acquired, for acquisitions (Note 3) and $10.6 million for purchases of property, plant, and equipment. In October 1997, in connection with certain of ThermoLase's joint venture arrangements, ThermoLase advanced $1.7 million under a note receivable (Note 7). In July 1998, in connection with the acquisition of Greenhouse, the Company loaned $3.0 million to a corporation controlled by the president of ThermoLase's spa division and former owner of Greenhouse (Note 7).
      In November 1998, Trex Communications acquired LNR for approximately $18.4 million in cash, and Trex Communications common stock valued at approximately $5.0 million, net of cash and short-term investments acquired, subject to a post-closing adjustment (Note 16).
      The Company's financing activities provided $109.5 million of cash during fiscal 1998. In November 1997, the Company sold at par value $124.5 million principal amount of 3 1/4% subordinated convertible debentures for net proceeds of $121.8 million (Note 8). The Company used a portion of such proceeds to repay in January 1998 an $11.0 million note payable to Thermo Electron Corporation. During fiscal 1998, the Company repurchased $35.6 million principal amount of these debentures for $30.5 million in cash (Note 8). In February 1998, Trex Medical sold shares of its common stock in a public offering, for net proceeds of $66.9 million (Note 10).

      During fiscal 1998, the Company and certain of its majority-owned subsidiaries expended $30.2 million and $8.8 million, respectively, to purchase securities of the Company and certain of its majority-owned subsidiaries. These purchases were made pursuant to authorizations by the Company's and the applicable majority-owned subsidiaries' Boards of Directors. As of October 3, 1998, $19.8 million remained under these authorizations. In addition, subsequent to year end, the Board of Directors of one of the Company's majority-owned subsidiaries authorized the repurchase of up to an additional $25.0 million of its own securities of which $15.0 million was expended through December 22, 1998.
      ThermoLase's capital expenditures during fiscal 1999 will primarily be affected by the number of physicians and other domestic and international licensees engaged in its licensing programs and the extent to which existing Spa Thira locations are converted to Greenhouse spas. Depending on the extent of renovations necessary, the cost of converting each spa is expected to be approximately $50,000 to $150,000. In addition, ThermoLase plans to expend approximately $0.9 million to renovate the original Greenhouse Spa located in Arlington, Texas. In addition to expenditures by ThermoLase, the Company plans to make capital additions of approximately $21 million for its other businesses during fiscal 1999.
      Although the Company generally expects to have positive cash flow from its existing operations, the Company may require significant amounts of cash for any acquisition of a business or technology. The Company expects that it will finance growth at its majority-owned and wholly owned subsidiaries through a combination of internal funds and/or short-term borrowings from Thermo Electron, although it has no agreement to ensure that funds will be available from Thermo Electron on acceptable terms or at all. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in equity prices, interest rates, and foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's convertible obligations are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. In addition, common stock of subsidiary subject to redemption is sensitive to fluctuations in the price of ThermoLase units. Changes in equity prices would result in changes in the fair value of the Company's convertible obligations and common stock of subsidiary subject to redemption due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the fiscal year-end 1998 market equity prices would result in a negative impact of $24.4 million on the net fair value of the Company's price-sensitive equity financial instruments.

Interest Rates
      The Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in fiscal year-end 1998 market interest rates would result in a negative impact of $1.7 million on the net fair value of the Company's interest sensitive financial instruments.

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in French francs. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end 1998 functional currencies, relative to the U.S. dollar, would result in a $0.6 million reduction of the Company's shareholders' investment.

Year 2000

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading internal business systems and facilities; (ii) testing and developing necessary upgrades for the Company's current products and certain discontinued products; (iii) contacting key suppliers, vendors, and customers to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has tested and evaluated its critical information-technology systems for year 2000 compliance, including its significant computer systems, software applications, and related equipment. The Company is currently in the process of upgrading or replacing its noncompliant systems. In most cases, such upgrades or replacements are being made in the ordinary course of business. The Company expects that all of its material information-technology systems will be year 2000 compliant by the end of calendar 1999. The Company is also evaluating the potential year 2000 impact on its facilities, including its buildings and utility systems. Any problems that are identified will be prioritized and remediated based on their assigned priority. The Company will continue periodic testing of its critical internal business systems and facilities in an effort to minimize operating disruptions due to year 2000 issues.
      The Company believes that all of the material products that it currently sells are year 2000 compliant. However, as many of the Company's products are complex, interact with third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 issues with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, may not be year 2000 compliant. The Company is continuing to test and evaluate such products and may offer upgrades or alternative products where reasonably practicable.
      The Company is in the process of identifying and contacting suppliers, vendors, and customers that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness. As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers, vendors, and customers. The Company intends to follow-up and monitor the year 2000 compliance progress of significant suppliers, vendors, and customers that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires.

Contingency Plan
      The Company intends to develop a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 issues. This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products and significant suppliers, vendors, and customers, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems employees.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from year 2000 issues could have a significant adverse impact on the Company's business, operations, and financial condition.

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

      Need for Continued Product Development; No Assurance of Commercialization of Products Under Development. Many of the industries the Company competes in are subject to rapid and substantial technological change and evolving industry standards necessitating ongoing product development. The development and commercialization of new technologies and the introduction of new products and services can render existing products and services obsolete or unmarketable. There can be no assurance that the Company will be successful in selecting, developing, manufacturing, and marketing new products or enhancing its existing products or that developments by other companies will not render its existing products or technologies obsolete or noncompetitive.
      A number of the Company's potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts on these products. Some of these products will require significant additional research and development, as well as successful efforts to commercialize such products. There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.
      The Company has developed several of its core technologies in connection with government-sponsored research and development. The Company is seeking government funding for further applications of these core technologies, but there can be no assurance that such funding can be obtained on favorable terms, if at all. In addition, the Company does not expect that government funding will be sufficient to complete the development of the Company's proposed commercial products based on these core technologies.
      Moreover, a number of the commercial markets for Trex Communications' technology have only recently begun to develop. If these markets fail to grow, or grow more slowly than anticipated, the Company's business and operating results could be materially adversely affected.

      Market Acceptance. The success of the Company's products depends on obtaining favorable perceptions of the Company's products by markets and opinion leaders. Market acceptance of the SoftLight laser hair-removal process has been disappointing to date. The Company continues to study the SoftLight laser hair-removal process to better understand the effects of the process. Failure to improve the process, including extending the duration of time for which hair is removed using the SoftLight process, will continue to limit the Company's ability to successfully commercialize the SoftLight laser hair-removal process. The Company continues to have difficulty demonstrating to consumers that the SoftLight laser hair-removal process offers advantages over traditional methods of hair removal and alternative laser and other types of hair-removal systems. There can be no assurance that the Company will be successful in its efforts to improve the SoftLight laser hair-removal process or the market acceptance thereof.
      Trex Medical's full-field digital imaging system is also significantly different from current technologies and, if granted market clearance by the U.S. Food and Drug Administration (FDA), will be subject to similar market acceptance risks.
      Certain of Trex Communications' products are also representative of new technologies and as a result may be slow to achieve, or may not achieve, market acceptance, as customers may seek further validation of this technology. This is particularly true where the purchase of the product requires a material capital commitment. There can be no assurance that the Company will be successful in obtaining broad acceptance of its satellite communications products and services.

      Trex Medical President and Chief Executive Officer Vacancy; Difficulty in Retaining Qualified Management and Personnel. The president and chief executive officer of Trex Medical resigned in December 1998. Trex Medical's future success depends in part on whether Trex Medical can attract and retain a highly qualified permanent replacement. Trex Medical faces significant competition for the services of such a person. There can be no assurance that Trex Medical will be able to find a new president and chief executive officer with the background and expertise necessary to support the development of Trex Medical's businesses. The failure to find such a replacement could have a material adverse effect on the financial position and results of operations of Trex Medical. ThermoLase has experienced difficulty in attracting and retaining qualified management, technical, marketing, and sales personnel. ThermoLase's future success depends in part on whether the Company can attract and retain highly qualified management, technical, marketing, and sales personnel. ThermoLase faces significant competition for the services of such personnel. There can be no assurance that ThermoLase will attract and retain personnel with the background and expertise necessary to support the development of ThermoLase's businesses. The failure to hire and retain such personnel could materially adversely affect the financial position and results of operations of ThermoLase. ThermoLase continues to employ The Greenhouse Spa, Inc. management and other personnel and will rely on such management and personnel to operate The Greenhouse Spa and assist in the conversion of the Spa Thira locations to Greenhouse spas. There can be no assurance that ThermoLase will be able to continue to retain the services of the Greenhouse management and other personnel on terms acceptable to ThermoLase.
      Trex Communications is also actively recruiting qualified sales and marketing personnel to help commercialize its products and services, and the recruitment of such personnel is subject to similar risks.

      Dependence on Capital Spending Policies. Trex Medical's customers include large institutions such as hospitals and medical research centers. The capital spending policies of these customers can have a significant effect on the demand for Trex Medical's products and the timing of Trex Medical's sales. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities assigned to various types of medical equipment or techniques, and policies regarding capital expenditures. Any decrease in capital spending by these customers could have a material adverse effect on Trex Medical's business and results of operations. In addition, sales are dependent in part on completion of construction and upgrade projects undertaken at healthcare facilities in preparation for delivery of Trex Medical's products. A delay in construction could cause a delay in delivery and the timing of sales, which can lead to volatility in Trex Medical's earnings.

      Risks Associated with Government Contracts. Funding for the Company's federal contracts is appropriated by Congress annually, and there can be no assurance that the Company's existing contracts will be renewed or that funding for programs under which the Company's contracts are funded will continue at present levels or at all. Decreases in appropriations may result in delay, reduction, or termination of the Company's government contracts. Decreases or uncertainties in appropriations for programs under which the Company's government contracts are funded could have a material adverse effect on the results of operations, financial condition, and business of the Company. The Company's federal government contracts may be terminated, in whole or in part, at the discretion of the government. In addition, the Company's federal government contract costs and fees are subject to adjustment based on audits by the Defense Contract Audit Agency. Furthermore, the Company's eligibility to perform under its federal government contracts requires the Company to maintain adequate security measures. The termination of a federal government contract or the reduction of fees under such a contract could have a material adverse effect on the results of operations, financial condition, and business of the Company.
      The Company sometimes participates in government contracting programs as a subcontractor. The Company's subcontracts are conditioned on the continuation of the prime contract. The Company assumes the risk that the prime contractor will default and that the federal government will terminate the prime contract.

      Risk of Decreases in Military Weapons Spending. The U.S. government's expenditures on military weapons have decreased over the past decade. Historically, a portion of the Company's revenues have been generated from contracts relating to military weapons, including ballistic missile defense. Further reductions in military weapons spending could have a material adverse effect on the results of operations, financial condition, and business of the Company.

      Government Regulation; No Assurance of Regulatory Approvals. Certain of the Company's products are subject to premarketing clearance or approval by the FDA and similar agencies in foreign countries. The use or sale of certain of the Company's commercial products under development will require approvals by other government agencies, such as the Federal Aviation Administration. The process of obtaining FDA and other government clearances is time consuming and expensive. In December 1997, Trex Medical submitted a 510(k) application for FDA clearance for its full-field digital mammography system. In December 1998, Trex Medical received a letter from the FDA notifying Trex Medical that based on the data provided, the FDA was unable to determine substantial equivalence with analog, or "film screen," mammography. As a result, the FDA considers Trex Medical's 510(k) application seeking clearance to market a full-field digital mammography system to be withdrawn. In its letter, the FDA outlines additional data analysis that will be required for clearance. There can be no assurance that Trex Medical will be able to provide the FDA with the data it is seeking or that such data will be sufficient to permit the FDA to conclude Trex Medical's full-field digital mammography system is substantially equivalent to analog, or "film screen," mammography.
      In addition, although current indications are that full-field digital mammography systems will be classified as Class II medical devices, there can be no assurance that full-field digital mammography systems will not in the future be classified by the FDA as Class III medical devices, which are subject to the more involved premarket approval (PMA) process. If such systems are classified as Class III medical devices, Trex Medical would be required to file for FDA marketing approval for its full-field digital mammography system under the PMA process or the Product Development Protocol (PDP), which would likely require substantial additional clinical trials before being accepted by the FDA, if at all. Regardless of whether a 510(k), a PMA, or PDP is finally accepted by the FDA, there can be no assurance that the full-field digital mammography product will receive FDA marketing clearance or approval. Further, there can be no assurance that the necessary regulatory clearances for any of the Company's other products currently under development or developed in the future will be obtained on a timely basis, if at all.
      The extent to which a physician must be involved in the performance of SoftLight laser hair-removal and skin-resurfacing procedures, including a physician's ability to delegate to nonphysicians responsibility for performing particular services, depends upon applicable laws and regulations. Many jurisdictions have taken the position that the use of lasers for hair removal constitutes the practice of medicine. In those jurisdictions, responsibility for performing laser hair-removal procedures must be in accordance with applicable laws and regulations relating to the performance and/or delegation of medical acts. Some jurisdictions have also imposed limitations on the classes of persons to whom laser hair-removal procedures can be delegated and the conditions under which such delegation is permissible. Regulatory authorities in some jurisdictions have taken, and other regulatory agencies may take, some or all of the following positions: (i) that a physician must evaluate each person for whom laser hair-removal procedures are performed, (ii) that a supervising physician must be present at all times at the site where such procedures are being performed, (iii) that only a physician may use a laser for hair-removal, or (iv) that persons performing laser hair-removal procedures must have particular licenses or qualifications and may perform laser hair-removal procedures only under particular conditions. The adoption of these or similar regulatory requirements may have a material adverse impact on the Company's operations and ability to conduct operations in jurisdictions in which such requirements are imposed. For example, a requirement in a particular jurisdiction that a physician must personally perform laser hair-removal procedures would significantly limit the potential providers of SoftLight laser hair-removal procedures in that jurisdiction and may materially affect the costs associated with the performance of SoftLight laser hair-removal procedures in that jurisdiction. The use of lasers for hair removal is a new use for lasers, and there can be no assurance that review by regulatory authorities on matters such as the practice of medicine, the licensure of facilities, equipment or personnel, and franchising, will not result in decisions that could adversely affect the operations of the Company. Furthermore, interpretations of current laws and regulations or changes in current laws and regulations could make compliance by the Company more difficult or expensive. The SoftLight Laser Peel skin-resurfacing procedure may be subject to similar regulatory risks. The SoftLight laser hair-removal and skin-resurfacing procedures have been performed, under varying degrees of physician supervision, by registered nurses, licensed practical nurses, cosmetologists, aestheticians, and electrologists. The Company believes that the exercise of judgment by the Company and supervising physicians with respect to delegation of responsibility for performing SoftLight laser hair-removal and skin-resurfacing procedures complies with applicable requirements. However, there can be no assurance that regulatory agencies or courts will agree with such judgments.

      FDA regulations also require continuing compliance with specific standards in conjunction with the maintenance and marketing of products and services that have been approved or cleared by the FDA. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal penalties, suspension of approvals, recalls, or seizures of products, injunctions, and criminal prosecutions.
      Although the optical frequencies used by the Company's lasercom technology are not currently regulated by the Federal Communications Commission, there can be no assurance that such frequencies will not be regulated in the future nor can there be any assurance that, if regulated, that the Company's products and services would conform to such regulations or that future products will not be regulated.

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

      Intense Competition. ThermoLase faces intense competition in the market for personal-care products and services. The SoftLight hair-removal process competes with electrolysis and other traditional methods of hair removal as well as other lasers which have been cleared by the FDA for hair removal. Competition limits the prices ThermoLase is able to charge for its services. In addition, ThermoLase's services could become obsolete or uneconomical if a competitor introduces a new product or process accomplishing the same objective.
      Trex Medical encounters and expects to continue to encounter intense competition. The Company believes that the principal competitive factors affecting the market for its products include product features, product performance and reputation, price, and service. Trex Medical's competitors may have greater financial, marketing, and other resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of the products than the Company. Moreover, the products sold by the Company's original equipment manufacturer (OEM) and value-added reseller
(VAR) customers compete with products offered by the Company directly and through its independent dealers. Competition could increase if new companies enter the market or if existing competitors expand their product lines or intensify efforts within existing product lines. There can be no assurance that the Company's current products, products under development, or ability to discover new technologies will be sufficient to enable it to compete effectively with its competitors.
      Trex Communications is engaged in segments of the telecommunications industry that are extremely competitive. The Company expects that its lasercom technology will compete with large telecommunication service providers such as the regional Bell operating companies, microwave, and satellite communications companies. Both the Company's lasercom division and CCS subsidiary will compete directly with telecommunications hardware and software providers. There can be no assurance that Trex Communications will be able to compete successfully with existing or new competitors.

      Intellectual Property Rights, Uncertainties, and Litigation. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through development and the regulatory approval process to the marketplace. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by enforceable patents or are maintained in confidence as trade secrets. Certain technology that may be used in the Company's products is not covered by any patent or patent application and, therefore, may be the subject of ownership disputes. The Company generally relies on trade secrecy agreements to protect such technology, but there can be no assurance that such agreements will provide meaningful protection or that others will not independently develop substantially equivalent technology. There can be no assurance that patent applications covering the Company's products will be successfully filed or that patents will ultimately issue. Further, even if patents are issued, the protection afforded by such patents and the Company's existing patents will depend upon their scope and validity. In addition, there can be no assurance that the Company's patents will not be challenged. There may be patents or other intellectual property rights owned by others, which if infringed by the Company would permit the owner to prevent the Company from making, selling, or using the affected product or process and to be entitled to damages for past infringement. ThermoLase has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others and may continue to receive such allegations in the future. Protection and defense of intellectual property rights may involve the commitment of large amounts of time and financial resources. Furthermore, the government retains a non-exclusive, royalty-free license to use technology developed under government contracts, for government purposes. If the Company decides not to pursue further development of government-sponsored technology, the government could, in certain circumstances, transfer that technology to a third party.
      Fischer Imaging Corporation sued Trex Medical's Lorad division in April 1992, alleging that Lorad's prone breast-biopsy systems infringe a Fischer patent on a precision mammographic needle-biopsy system. In April 1998, Fischer filed a second lawsuit, alleging Lorad's breast-biopsy systems infringe a second Fischer patent on a motorized mammographic biopsy apparatus, which issued April 7, 1998. As of October 3, 1998, the Company had recognized aggregate revenues of approximately $145.7 million from sales of such systems, of which $34.4 million represents sales prior to October 16, 1995. Each of these suits requests a permanent injunction, treble damages, and attorneys' fees and expenses. These two lawsuits have been consolidated into a single lawsuit. As of October 3, 1998, Trex Medical had accrued a reserve of approximately $1.1 million for legal fees in connection with this matter, although given the inherent uncertainty of patent litigation and disputes, no assurance can be given as to the amount which the Company may eventually be required to pay in expenses, or in damages, if the Company is unsuccessful in defending this matter.
      On October 20, 1998, a former employee of Trex Medical's Lorad division filed a lawsuit against the Company and Trex Medical alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of Trex Medical's mammography systems.
      Trex Medical's Trophy division is party to a lawsuit against Schick Technologies, Inc., alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business, results of operations, and financial position. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company may be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

      Operating Losses at ThermoLase; Need to Refocus Business and Develop New Marketing Strategy. ThermoLase incurred losses of approximately $41.2 million, $12.4 million, $1.4 million, and $1.7 million in fiscal 1998, 1997, 1996, and 1995, respectively. At October 3, 1998, ThermoLase's accumulated deficit was $57.1 million. There can be no assurance that ThermoLase will achieve profitable operations in any future period. ThermoLase is in the process of converting its domestic Spa Thira locations to Greenhouse luxury day spas. The Company has minimal experience relating to the ownership, operation, or marketing of spas providing traditional day spa services or, with the exception of the Greenhouse management, relating to the ownership, operation, or marketing, of a destination spa. In connection with the conversions, the Company is refocusing its laser hair-removal spa business to include a broader range of day-spa services such as skin resurfacing (including ThermoLase's SoftLight Laser Peel), traditional day-spa services, and an expanded line of beauty- and personal-care products. The Company will try to identify a mix of spa services and products and prices that will lead to profitable operations at ThermoLase. There can be no assurance that these efforts will be successful. The initial marketing and commercialization strategy for ThermoLase's SoftLight hair-removal process was centered around a belief that the service would command a premium price in the marketplace. Based on feedback from customers, ThermoLase has shifted away from premium pricing. ThermoLase is currently revising its marketing and commercialization strategy, including refocusing its spa operations to include more traditional spa services and expanding beauty- and personal-care product offerings. As part of these efforts, ThermoLase will be converting its remaining Spa Thira spas into Greenhouse luxury day spas. ThermoLase is restructuring its U.S. licensing program to, among other things, require licensees to pay a fixed monthly fee (rather than an initial fee and per-treatment fee) and to charge licensees for various other products and services. ThermoLase now seeks to establish relationships with distributors who would sell SoftLight lasers and ThermoLase's other products and services in new markets outside of the United States. ThermoLase would derive one-time sale revenues from such relationships rather than initial and per-procedure royalty fees. No assurance can be given that this revised marketing and commercialization strategy will be successful.

      Potential for Customer Claims; Product Liability. ThermoLase has received complaints from several of its physician licensees, joint venture partners, and consumers stating that that the SoftLight hair-removal process has not met their expectations. Some of these parties have filed lawsuits with respect to such complaints. ThermoLase may receive similar allegations and/or become subject to similar lawsuits in the future. There can be no assurance that additional litigation relating to such claims will not be brought against ThermoLase, or that ThermoLase would prevail in any or all such cases, if brought. Neither the Company nor ThermoLase has insurance coverage for such claims.
      In addition, the administration of medical treatments using Trex Medical medical equipment is subject to various risks of physical injury to the patient. The laser hair-removal and skin-resurfacing market involves the treatment of persons who could be harmed by, or have an adverse reaction to, the SoftLight laser resulting in liability claims against the Company. The Company and its subsidiaries currently carry general liability, product liability, and other insurance coverage to insure against such claims; however, there can be no assurance that such coverage will be adequate to cover all losses arising from such claims or that in the future such insurance will be available to the Company at a reasonable cost or at all.

      Dependence Upon Significant Relationships. A portion of Trex Medical sales depend on OEM arrangements and a portion of Trex Communications sales depend on VAR arrangements. These sales depend, in part, on the continuation of these arrangements and the level of end-user sales by such OEMs and VARs. During fiscal 1998, U.S. Surgical Corporation, a significant OEM customer of Trex Medical, was acquired by Tyco International Ltd. As a result of such acquisition, Trex Medical does not expect there will be any future OEM sales to U.S. Surgical. There can be no assurance that Trex Medical and Trex Communications will be able to maintain existing, or establish new, OEM and/or VAR relationships.
      Trex Communications' lasercom division plans to develop strategic relationships with telecommunications product and service providers to provide components for the network systems Trex Communications is developing and to market and sell lasercom technology and services. There can be no assurance that Trex Communications will be able to develop such strategic relationships in the future or that it will benefit from any of such arrangements. A significant portion of Trex Communications' call-automation revenues is derived from large call-automation system installations and customization projects at customer sites. There can be no assurance that the Company will sell additional systems to these customers or have the ability to replace these revenues with comparably sized projects in the future.

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

      Potential Impact of Year 2000 on Processing of Date-sensitive Information. While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers, vendors, or customers experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. The Company's research and development, production, distribution, financial, administrative, and communications operations might be disrupted. There is expected to be a significant amount of litigation relating to the year 2000 issue, and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition.

      Risks Associated with Spinout of Subsidiaries. The Company has adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries and similar transactions, the Company records gains that represent the increase in the Company's net investment in the subsidiaries. These gains have represented a substantial portion of the net income reported by the Company in certain periods. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control. Accordingly, there can be no assurance that the Company will be able to generate gains from such transactions in the future.
      In addition, in October 1995, the Financial Accounting Standards Board
(FASB) issued an exposure draft of a Proposed Statement of Financial Accounting Standards, "Consolidated Financial Statements: Policy and Procedures" (Proposed Statement). The Proposed Statement would establish new rules for how consolidated financial statements should be prepared. If the Proposed Statement is adopted, there would be significant changes in the way the Company records certain transactions of its controlled subsidiaries. Among those changes, any sale of the stock of a subsidiary that does not result in a loss of control would be accounted for as a transaction in equity of the consolidated entity with no gain or loss being recorded. The exposure draft addresses the consolidation issues in two parts, consolidation procedures, which includes proposed rule changes affecting the Company's ability to recognize gains on issuance of subsidiary stock, and consolidation policy, which does not address accounting for such gains. During fiscal 1997, the FASB decided to focus its efforts on the consolidation policy part of the exposure draft and to consider resuming discussion on consolidation procedures after completion of the efforts on consolidation policy. The timing and contents of any final statement is uncertain.


                         Selected Financial Information

                                                                                         Nine
                                                                                        Months      Year
                                                            Year Ended                 Ended (a)     Ended
                                             ----------------------------------------- --------------------
(In thousands except per share amounts)       Oct. 3,   Sept. 27,Sept. 28,  Sept. 30,  Sept. 30,   Dec. 31,
                                             1998 (b)   1997 (c)  1996 (d)       1995   1995 (e)       1994
------------------------------------------- ---------- --------- ---------- ---------- ---------- ----------
                                                                           (Unaudited)
Statement of Operations Data
Revenues                                    $ 341,858  $282,121  $ 182,029  $ 111,610  $  86,531  $  91,052
Income Before Provision for Income             16,591    10,618     48,292     38,895     37,891     11,542
  Taxes, Minority Interest, and
  Extraordinary Item
Net Income (Loss)                              (2,613)    8,441     42,575     36,658     36,341      9,602
Earnings (Loss) per Share:
  Basic                                          (.14)      .44       2.23       2.66       1.92        .52
  Diluted                                        (.14)      .43       2.16       2.60       1.87        .50

Balance Sheet Data
Working Capital                             $ 261,677  $202,276  $ 127,863             $ 103,297  $  82,798
Total Assets                                  595,706   450,117    320,222               230,781    154,984
Long-term Obligations                         204,645   115,000          -                     -          -
Common Stock of Subsidiary Subject to          40,500    40,500          -                     -          -
  Redemption
Shareholders' Investment                      149,587   176,135    205,079               162,388    123,271

(a) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.
(b) Reflects the April 1998 acquisition of Trophy, issuance of stock by subsidiaries, which resulted in nontaxable gains of $23.8 million, and restructuring costs and establishment of a tax valuation allowance at ThermoLase. Also reflects the Company's issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and an extraordinary gain of $3.0 million, net of taxes.
(c) Reflects the July 1997 acquisition of CCS and the issuance of stock by a subsidiary, which resulted in nontaxable gains of $7.9 million. Also reflects the issuance by ThermoLase of $115.0 million principal amount of 4
    3/8% subordinated convertible debentures, the issuance of an $11.0 million promissory note to Thermo Electron, and the reclassification of $40.5 million to "Common stock of subsidiary subject to redemption" from "Shareholders' investment" and "Minority interest" due to ThermoLase's stock exchange transaction.
(d) Reflects the May 1996 and September 1996 acquisitions of XRE and
    Continental, respectively, and the issuance of stock by subsidiaries, which resulted in nontaxable gains of $39.1 million.
(e) Reflects issuance of stock by subsidiaries, which resulted in nontaxable gains of $34.7 million, and the September 1995 acquisition of Bennett.


                                       46

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TKN. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                      Fiscal 1998               Fiscal 1997
                                                                --------------------     ------------------
Quarter                                                              High        Low       High         Low
--------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                            $28 1/8     $21 3/4      $42 1/4   $28 1/4
Second                                                            23 1/4      17           31 1/4    22 1/2
Third                                                             21 7/8      17 1/8       28 7/8    17 7/8
Fourth                                                            18 15/16    12 1/2       28        21 3/4


      As of October 30, 1998, the Company had 613 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 30, 1998, was $13 1/16 per share.
      Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoLase Corporation (TLZ) and Trex Medical Corporation (TXM).

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

      American Stock Transfer & Trust Company
      Shareholder Services Department
      40 Wall Street, 46th Floor
      New York, New York 10005
      (718) 921-8200

Shareholder Services
      Shareholders of ThermoTrex Corporation who desire information about the Company are invited to contact the Investor Relations Department, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tkn1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended October 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ThermoTrex Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, March 11, 1999, at 10 a.m., at the Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.