Form 10-K, Exhibit 13
period 1999-10-02
THERMOTREX CORP
filed 1999-12-23
CIK 875316

Exhibit 13







                         ThermoTrex Corporation

                      Consolidated Financial Statements

                             Fiscal Year 1999

ThermoTrex Corporation                                                          1999 Financial Statements

                                   Consolidated Statement of Operations
                                                                                Year Ended
                                                                ------------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (Notes 7 and 13)
 Product revenues                                                $ 303,909       $ 294,310       $237,629
 Other revenues                                                     42,238          47,548         44,492
                                                                 ---------       ---------       --------

                                                                   346,147         341,858        282,121
                                                                 ---------       ---------       --------

Costs and Operating Expenses:
 Cost of product revenues (Note 8)                                 213,452         165,688        141,556
 Cost of other revenues                                             46,598          44,628         38,580
 Selling, general, and administrative expenses (Notes 7            103,236          91,028         69,043
  and 8)
 Research and development expenses                                  39,702          39,826         32,067
 Restructuring and nonrecurring costs (Notes 3 and 8)               76,620          10,155          1,400
                                                                 ---------       ---------       --------

                                                                   479,608         351,325        282,646
                                                                 ---------       ---------       --------

Operating Loss                                                    (133,461)         (9,467)          (525)

Interest Income                                                      5,799          12,942          4,752
Interest Expense (includes $604, $511, and $197 to                  (8,662)         (9,479)          (835)
 parent company; Note 7)
Gain on Issuance of Stock by Subsidiaries (Note 11)                      -          23,798          7,926
Equity in Loss of Joint Ventures (Note 3)                             (200)         (1,203)          (700)
Other Expense (Note 8)                                              (5,897)              -              -
                                                                 ---------       ---------       --------

Income (Loss) Before Income Taxes, Minority Interest,             (142,421)         16,591         10,618
 and Extraordinary Item
Income Tax (Provision) Benefit (Note 6)                             10,687         (17,463)        (3,474)
Minority Interest (Expense) Income                                   7,906          (4,750)         1,297
                                                                 ---------       ---------       --------

Income (Loss) Before Extraordinary Item                           (123,828)         (5,622)         8,441
Extraordinary Item, Net of Income Taxes of $1,692 (Note 9)               -           3,009              -
                                                                 ---------       ---------       --------

Net Income (Loss)                                                $(123,828)      $  (2,613)      $  8,441
                                                                 =========       =========       ========

Earnings (Loss) per Share (Note 15)
 Basic                                                           $   (6.24)      $    (.14)      $    .44
                                                                 =========       =========       ========

 Diluted                                                         $   (6.24)      $    (.14)      $    .43
                                                                 =========       =========       ========

Weighted Average Shares (Note 15)
 Basic                                                              19,851          18,704         19,210
                                                                 =========       =========       ========

 Diluted                                                            19,851          18,704         19,599
                                                                 =========       =========       ========


The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                          1998 Financial Statements

                                  Consolidated Balance Sheet
(In thousands)                                                                   October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $146,534 under repurchase                     $ 19,558      $ 157,107
   agreement with parent company in fiscal 1998)
 Advance to affiliate                                                                39,000              -
 Available-for-sale investments, at quoted market value                              64,174          8,076
   (amortized cost of $64,169 and $8,086; Note 2)
 Accounts receivable, less allowances of $5,982 and $3,671 (Note 8)                  63,061         85,790
 Unbilled contract costs and fees                                                    15,863          7,409
 Inventories (Note 8)                                                                70,475         86,223
 Prepaid expenses and other assets                                                   15,634          5,890
 Prepaid income taxes (Note 6)                                                       16,777         13,988
                                                                                   --------      ---------

                                                                                    304,542        364,483
                                                                                   --------      ---------

Property, Plant, and Equipment, at Cost, Net (Note 8)                                24,909         60,511
                                                                                   --------      ---------

Other Assets                                                                         11,405         15,867
                                                                                   --------      ---------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 8)                  142,499        154,845
                                                                                   --------      ---------

                                                                                   $483,355      $ 595,706
                                                                                   ========      =========


ThermoTrex Corporation                                                          1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                              October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Current maturities of long-term obligations (Note 9)                              $  1,825      $     435
 Accounts payable                                                                    22,076         30,871
 Accrued payroll and employee benefits                                               10,781         12,147
 Accrued warranty costs                                                               7,981          9,233
 Customer deposits                                                                    5,807          5,476
 Accrued commissions                                                                  5,614          7,629
 Accrued restructuring costs (Note 8)                                                22,715          5,153
 Other accrued expenses (Notes 3 and 8)                                              33,283         26,610
 Due to parent company and affiliated companies                                       1,997          5,252
                                                                                   --------      ---------

                                                                                    112,079        102,806
                                                                                   --------      ---------

Deferred Income Taxes                                                                 3,060          6,418
                                                                                   --------      ---------

Deferred Lease Liability                                                                233          1,172
                                                                                   --------      ---------

Long-term Obligations:
 Subordinated convertible debentures (includes $18,225
   and $14,500 of related-party debt; Note 9)                                       203,948        203,948
 Other                                                                                  222            697
                                                                                   --------      ---------

                                                                                    204,170        204,645
                                                                                   --------      ---------

Common Stock of Subsidiary Subject to Redemption (Note 1)                            40,500         40,500
                                                                                   --------      ---------

Minority Interest                                                                    65,856         90,578
                                                                                   --------      ---------

Commitments and Contingencies (Notes 3, 7, 8, and 10)

Shareholders' Investment (Notes 4 and 5):
 Common stock, $.01 par value, 50,000,000 shares authorized;                            233            196
   23,302,518 and 19,590,446 shares issued
 Capital in excess of par value                                                     109,043         73,293
 Retained earnings (accumulated deficit)                                            (28,844)        94,984
 Treasury stock at cost, 933,421 and 929,100 shares                                 (20,877)       (20,944)
 Deferred compensation                                                                 (579)             -
 Accumulated other comprehensive items (Note 14)                                     (1,519)         2,058
                                                                                   --------      ---------

                                                                                     57,457        149,587
                                                                                   --------      ---------

                                                                                   $483,355      $ 595,706
                                                                                   ========      =========



The accompanying notes are an integral part of these consolidated financial statements.


ThermoTrex Corporation                                                          1999 Financial Statements

                                   Consolidated Statement of Cash Flows
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Operating Activities
 Net income (loss)                                               $(123,828)      $  (2,613)      $  8,441
 Adjustments to reconcile net income (loss) to
   net cash used in operating activities:
     Depreciation and amortization                                  16,808          15,111         10,964
     Provision for losses on accounts receivable (Note 8)            4,120             970            279
     Gain on issuance of stock by subsidiaries (Note 11)                 -         (23,798)        (7,926)
     Gain on repurchase of subordinated convertible                      -          (4,701)             -
       debentures (Note 9)
     Minority interest expense (income)                             (7,906)          4,750         (1,297)
     Increase (decrease) in deferred income taxes                   (3,358)         10,080         (4,308)
     Noncash restructuring costs (Note 8)                           46,241           4,193              -
     Equity in loss of joint ventures (Note 3)                         200           1,203            700
     Other noncash items (Note 8)                                   18,596           1,823            640
     Changes in current accounts, excluding the
       effects of acquisitions and disposition:
        Accounts receivable                                         20,477         (13,605)       (19,694)
        Inventories and unbilled contract costs and fees             2,427         (27,310)       (11,290)
        Other current assets                                        (9,972)         (2,334)        (3,311)
        Accounts payable                                            (8,344)         (4,777)         1,522
        Other current liabilities (Note 8)                          14,313           2,958         11,208
                                                                 ---------       ---------       --------

          Net cash used in operating activities                    (30,226)        (38,050)       (14,072)
                                                                 ---------       ---------       --------

Investing Activities
 Acquisitions, net of cash acquired (Note 3)                       (18,759)        (45,002)       (10,712)
 Advances to affiliate, net                                        (39,000)              -              -
 Purchases of available-for-sale investments                       (65,000)         (4,000)       (10,400)
 Proceeds from sale and maturities of                                8,000          13,400         44,000
   available-for-sale investments
 Purchases of property, plant, and equipment                       (14,633)        (10,612)       (26,853)
 Advances under notes receivable to related parties                      -          (4,667)             -
  (Note 7)
 Reduction (investment) in other assets                                907             701         (1,200)
 Other                                                               1,978             756              -
                                                                 ---------       ---------       --------

          Net cash used in investing activities                  $(126,507)      $ (49,424)      $ (5,165)
                                                                 ---------       ---------       --------



ThermoTrex Corporation                                                          1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)
                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Financing Activities
 Net proceeds from issuance of subordinated                      $       -       $ 121,814       $112,551
   convertible debentures (Note 9)
 Purchase of subordinated convertible debentures (Note 9)                -         (30,486)             -
 Net proceeds from issuance of Company and subsidiaries'            41,884          71,530         16,370
   common stock and sale of subsidiary put options (Note 11)
 Net proceeds from subsidiary stock exchange offer (Note 11)             -               -            502
 Purchases of Company and subsidiaries common stock                (24,112)        (38,966)       (26,072)
 Proceeds from issuance of notes payable to parent                       -               -         11,000
  company
 Repayment of notes payable to parent company                            -         (11,000)        (2,000)
 Repayment of note receivable from related party                     1,300               -              -
 Payment of withholding taxes related to stock option                  (25)         (3,415)        (1,334)
   exercises
 Other                                                                  12               -              -
                                                                 ---------       ---------       --------

          Net cash provided by financing activities                 19,059         109,477        111,017
                                                                 ---------       ---------       --------

Exchange Rate Effect on Cash                                           125            (616)             -
                                                                 ---------       ---------       --------

Increase (Decrease) in Cash and Cash Equivalents                  (137,549)         21,387         91,780
Cash and Cash Equivalents at Beginning of Year                     157,107         135,720         43,940
                                                                 ---------       ---------       --------

Cash and Cash Equivalents at End of Year                         $  19,558       $ 157,107       $135,720
                                                                 =========       =========       ========

Cash Paid For
 Interest                                                        $   8,643       $   8,255       $    197
 Income taxes                                                    $   1,898       $  16,858       $  6,622

Noncash Activities
 Fair value of assets of acquired companies                      $  35,877       $  96,509       $ 14,677
 Cash paid for acquired companies                                  (27,273)        (47,757)       (11,150)
 Amount payable for acquired company                                (5,358)              -              -
 Issuance of subsidiaries' common stock for acquired companies           -         (11,175)             -
                                                                 ---------       ---------       --------

   Liabilities assumed of acquired companies                     $   3,246       $  37,577       $  3,527
                                                                 =========       =========       ========

 Exchange of subsidiary common stock for common                  $       -       $       -       $ 40,500
  stock of subsidiary subject to redemption (Note 1)             =========       =========       ========









The accompanying notes are an integral part of these consolidated financial statements.


ThermoTrex Corporation                                                          1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

                                                                              Year Ended
                                                                -----------------------------------------
(In thousands)                                                 October 2,      October 3,   September 27,
                                                                     1999            1998          1997
---------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Income (Loss)                                               $(123,828)      $  (2,613)      $  8,441
                                                                ---------       ---------       --------

Other Comprehensive Items (Note 14):
 Foreign currency translation adjustment                           (3,586)          2,064              -
 Unrealized gains on available-for-sale investments                     9               7             34
                                                                ---------       ---------       --------

                                                                   (3,577)          2,071             34
 Minority Interest                                                  1,008            (684)           (13)
                                                                ---------       ---------       --------

                                                                $(126,397)      $  (1,226)      $  8,462
                                                                =========       =========       ========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                   $     196       $     193       $    192
 Net proceeds from issuance of Company common                          37               -              -
   stock (Note 4)
 Issuance of stock under employees' and                                 -               3              1
   directors' stock plans                                       ---------       ---------       --------


 Balance at end of year                                               233             196            193
                                                                ---------       ---------       --------

Capital in Excess of Par Value:
 Balance at beginning of year                                      73,293          78,601        116,753
 Net proceeds from issuance of Company common                      41,724               -              -
   stock (Note 4)
 Activity under employees' and directors' stock plans                 (72)          1,147           (103)
 Tax benefit related to employees' and                                  -             670          3,017
   directors' stock plans
 Effect of majority-owned subsidiaries' equity transactions        (5,902)         (7,125)       (41,066)
                                                                ---------       ---------       --------

 Balance at end of year                                           109,043          73,293         78,601
                                                                ---------       ---------       --------

Retained Earnings (Accumulated Deficit):
 Balance at beginning of year                                      94,984          97,597         89,156
 Net income (loss)                                               (123,828)         (2,613)         8,441
                                                                ---------       ---------       --------

 Balance at end of year                                         $ (28,844)      $  94,984       $ 97,597
                                                                ---------       ---------       --------


ThermoTrex Corporation                                                          1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Treasury Stock:
 Balance at beginning of year                                    $ (20,944)      $    (243)      $   (975)
 Activity under employees' and directors' stock plans                  128            (537)           732
 Purchases of Company common stock                                     (61)        (20,164)             -
                                                                 ---------       ---------       --------

 Balance at end of year                                            (20,877)        (20,944)          (243)
                                                                 ---------       ---------       --------

Deferred Compensation (Note 5):
 Balance at beginning of year                                            -               -              -
 Subsidiary issuance of restricted stock under                        (615)
   employees' stock plans, net of forfeitures
 Amortization of deferred compensation                                  36               -              -
                                                                 ---------       ---------       --------

 Balance at end of year                                               (579)              -              -
                                                                 ---------       ---------       --------

Accumulated Other Comprehensive Items (Note 14):
 Balance at beginning of year                                        2,058             (13)           (47)
 Other comprehensive items                                          (3,577)          2,071             34
                                                                 ---------       ---------       --------

 Balance at end of year                                             (1,519)          2,058            (13)
                                                                 ---------       ---------       --------

                                                                 $  57,457       $ 149,587       $176,135
                                                                 =========       =========       ========

























The accompanying notes are an integral part of these consolidated financial statements.


ThermoTrex Corporation                                                          1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoTrex Corporation (the Company) develops and markets medical products and personal-care products and services, and also performs advanced technology research. The Company's 71%-owned Trex Medical Corporation subsidiary designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional vascular and cardiac procedures such as balloon angioplasty; and dental X-ray systems. The Company's
71%-owned ThermoLase Corporation subsidiary developed laser-based hair-removal and skin-resurfacing systems and offered related services to customers through retail spas through June 1999. ThermoLase also manufactures and markets skin-care and bath and body products and markets dietary supplements through its wholly owned Creative Beauty Innovations, Inc. (CBI) subsidiary. During fiscal
1999, ThermoLase began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its licensing arrangements in various countries following a decision to exit the hair-removal business
(Note 8). The Company's 100%-owned Trex Communications Corporation subsidiary manufactures ground-based satellite communication systems, and develops and integrates telemetry systems. In November 1999, the Company purchased all of the outstanding shares of Trex Communications that it did not previously own (Note
18). In addition, the Company performs advanced technology research primarily in the areas of avionics, X-ray detection, signal processing, and lasers. The
Company has developed its expertise in these core technologies in connection with government-sponsored research and development.

Relationship with Thermo Electron Corporation
      The Company was incorporated in January 1991 as a wholly owned subsidiary of Thermo Electron Corporation. As of October 2, 1999, Thermo Electron owned
17,927,330 shares of the Company's common stock, representing 80% of such stock outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase. Under this plan, the Company and ThermoLase would be merged into Thermo Electron. As a result, the Company and ThermoLase would become wholly owned subsidiaries of Thermo Electron (Note 16).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and its publicly held ThermoLase and Trex Medical subsidiaries. All material intercompany accounts and transactions have been eliminated.
      The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest
September 30. References to fiscal 1999, 1998, and 1997 are for the years ended
October 2, 1999, October 3, 1998, and September 27, 1997, respectively. Fiscal
1999 and 1997 each included 52 weeks; 1998 included 53 weeks.



1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Revenue Recognition
      The Company generally recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Prior to ThermoLase's exiting the spa business in June
1999, ThermoLase offered a variety of treatment plans for its spa-based services, which included one-time services and multiple treatment plans that provided varying numbers of treatments or treatment periods. ThermoLase recognized revenue from the one-time treatment plan upon performance of the related service. Revenues from multiple treatment plans were recognized over the anticipated treatment period, which was six months in each period based upon the average service pattern for customers treated. ThermoLase earned an initial technology licensing fee and ongoing royalties from licensing its SoftLight technology to a network of independent physicians. Initial nonrefundable technology licensing fees were recorded as revenue at the time the technology was transferred to the practitioner. Royalties arising from hair-removal and skin-resurfacing procedures performed by these physicians were recognized when such procedures were performed. During fiscal 1998, ThermoLase initiated the process of modifying the terms of its physician-licensing program under which per-procedure royalties were reduced or eliminated and a minimum royalty and/or flat periodic fee was required. Minimum royalties and flat fees were recognized monthly. During fiscal 1999, ThermoLase began to terminate its physician-licensing program and by the end of calendar 1999 will no longer be earning monthly royalties from licensees. ThermoLase earned an initial technology licensing fee and ongoing technology licensing royalties from its international arrangements. Initial nonrefundable technology licensing fees were recorded as revenue at the time the technology was transferred. Ongoing technology licensing royalties were recorded when earned in accordance with contractual terms. The accompanying statement of operations includes international licensing fees of $724,000, $2,760,000, and $4,195,000 in fiscal
1999, 1998, and 1997, respectively. During fiscal 1999, ThermoLase terminated or renegotiated the terms of its licensing arrangements in various countries (Note
8).
      The Company recognizes contract revenues and profits using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $32,022,000, $23,642,000, and $16,174,000 in fiscal 1999, 1998, and 1997, respectively. The percentage of completion is determined by relating the actual costs incurred to date to management's estimate of total costs to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss.
The Company's contracts are generally cost-plus-fixed-fee, and customers are billed monthly as costs are incurred. Revenues earned on contracts in process in excess of billings are classified as "Unbilled contract costs and fees" in the accompanying balance sheet. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year.

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

Gain on Issuance of Stock by Subsidiaries
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 11 for a description of gains recorded.
      If gains have been recognized on the issuance of a subsidiary's stock and shares of the subsidiary are subsequently repurchased either by the subsidiary, the Company, or Thermo Electron, gain recognition does not occur on issuances subsequent to the date of a repurchase until such time as shares have been issued in an amount equivalent to the number of repurchased shares. Such transactions are reflected as equity transactions, and the net effect of these transactions is reflected in the accompanying statement of comprehensive income and shareholders' investment as effect of majority-owned subsidiaries' equity transactions.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Concentration of Credit Risk
      Trex Medical sells its products primarily to customers in the healthcare industry. Trex Medical does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 5). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      The Company was required to file its own federal income tax returns for fiscal 1998 and 1997 because Thermo Electron's equity ownership in the Company was below 80%. Effective in the third quarter of fiscal 1999, Thermo Electron's equity ownership of the Company exceeded 80% as a result of the sale of stock by the Company to Thermo Electron (Note 4). As a result, the Company will be included in Thermo Electron's consolidated tax return as provided for under a tax allocation agreement between the Company and Thermo Electron. This agreement provides that Thermo Electron charges or pays the Company amounts based on the Company's relative contribution to Thermo Electron's tax liability.
      In accordance with Statement of Financial Accounting Standards (SFAS) No.
109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return, subject to determination of the need for a valuation allowance for any deferred tax assets (Note 6).

Earnings (Loss) per Share
      Basic earnings (loss) per share have been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the period.
Except where the result would be antidilutive, diluted earnings (loss) per share have been computed assuming conversion of the Company's subordinated convertible debentures and the elimination of the related interest expense, and the exercise of stock options and their related income tax effect.

Cash and Cash Equivalents
      At fiscal year-end 1998, $146,534,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At fiscal year-end 1999 and 1998, the Company's cash and cash equivalents also include cash held in accounts in the United States and foreign countries.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate (DCP Rate) plus 50 basis points, set


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.
      In addition, under this arrangement, amounts may be borrowed from Thermo
Electron by the Company or its majority-owned subsidiaries for domestic cash management purposes, and bear interest at the 30-day DCP Rate plus 150 basis points, set at the beginning of each month. Such rate shall be reduced to the DCP Rate plus 50 points to the extent of any funds invested by the Company or its majority-owned subsidiaries in the cash management arrangement. The Company had no borrowings under this arrangement at October 2, 1999.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are as follows:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Raw Materials and Supplies                                                          $35,039       $ 38,788
Work in Process                                                                      18,896         20,134
Finished Goods                                                                       16,540         27,301
                                                                                    -------       --------

                                                                                    $70,475       $ 86,223
                                                                                    =======       ========

      The Company periodically reviews the quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of product revenues any amounts required to reduce the carrying value of inventories to net realizable value.

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 20 to 31.5 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Land                                                                                $ 2,799       $  2,029
Buildings                                                                             6,052         11,707
Machinery and Equipment                                                              25,075         47,420
Leasehold Improvements                                                                8,449         21,350
                                                                                    -------       --------

                                                                                     42,375         82,506
Less:  Accumulated Depreciation and Amortization                                     17,466         21,995
                                                                                    -------       --------

                                                                                    $24,909       $ 60,511
                                                                                    =======       ========



ThermoTrex Corporation                                                          1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Other Assets
      Other assets includes the long-term portion of a note receivable recorded at its estimated fair value (Note 8). Other assets also includes a cost method investment in a private company that was written down to its estimated realizable value in fiscal 1999 (Note 8), and deferred debt expense, which is amortized over the term of the debt.
      Other assets in the accompanying balance sheet also includes the cost of specifically identifiable intangible assets. The intangible assets are amortized using the straight-line method over their estimated useful lives, which range from one to five years. At fiscal year-end 1999 and 1998, these assets were $702,000 and $1,240,000, respectively, net of accumulated amortization of $820,000 and $384,000, respectively.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 10 to 40 years.
Accumulated amortization was $18,210,000 and $12,484,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

Deferred Lease Liability
      Deferred lease liability in the accompanying balance sheet represents facilities' rent that is being recognized ratably over the respective lease terms.

Common Stock of Subsidiary Subject to Redemption
      On April 2, 1997, ThermoLase completed an exchange offer whereby its shareholders had the opportunity to exchange one share of existing ThermoLase common stock and $3.00 (in cash or ThermoLase common stock) for a new unit consisting of one share of ThermoLase common stock and one redemption right. The redemption right entitles the holder to sell the related share of common stock to ThermoLase for $20.25 during the period from April 3, 2001, through April 30, 2001. The redemption right will expire and become worthless if the closing price of ThermoLase common stock is at least $26.00 for 20 of any 30 consecutive trading days. The redemption rights are guaranteed on a subordinated basis by Thermo Electron. The Company and Thermo Electron are parties to an Amended and
Restated Master Guarantee Reimbursement and Loan Agreement whereby the Company would be required to reimburse Thermo Electron for any and all payments made by Thermo Electron under the guarantee. In connection with this offer, in April
1997, ThermoLase issued 2,000,000 units in exchange for 2,261,706 shares of its common stock and $502,000 in cash, net of expenses. As a result of these transactions, $40,500,000 was reclassified from "Shareholders' investment" and "Minority interest" to "Common stock of subsidiary subject to redemption," based on the issuance of 2,000,000 redemption rights, each carrying a maximum liability to ThermoLase of $20.25. During fiscal 1999, Thermo Electron purchased
1,620,127 of ThermoLase's units in the open market. In connection with the proposed merger of ThermoLase with Thermo Electron, which was approved by the ThermoLase and Thermo Electron boards of directors in December 1999, the ThermoLase common stock included in the units would be replaced with fractional shares of Thermo Electron common stock (Note 16).

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of operations and are not material for the three years presented.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      As discussed in Note 8, during fiscal 1999, ThermoLase recorded significant restructuring and related costs associated with its hair removal business. These amounts include management's best estimate of the exit costs associated with this business. In addition, the Company recorded a charge related to its planned disposition of its Trex Communications subsidiary. This charge was determined using management's best estimate of the selling price of Trex Communications. It is reasonably possible that the amounts that ThermoLase will ultimately expend and the amount that the Company will realize from the sale of Trex Communications could differ materially in the near term from the amounts estimated in the accompanying financial statements. ThermoLase's estimates will be affected principally by the amount of future sublease income from the leased facilities and the result of any negotiations to settle the lease obligations. The amount that will be realized from the sale of Trex
Communications will depend on the terms of any final agreement.

Presentation
      Certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.

2.    Available-for-sale Investments

      The Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded in the "Accumulated other comprehensive items" component of shareholders' investment.
      Available-for-sale investments in the accompanying balance sheet represents investments in government-agency securities. The difference between the market value and the cost basis of available-for-sale investments was $5,000 and $10,000 at fiscal year-end 1999 and 1998, respectively, which represent gross unrealized gains of $10,000 and losses of $5,000 in fiscal 1999 and gross unrealized losses of $10,000 in fiscal 1998, on those investments.
Available-for-sale investments in the accompanying 1999 balance sheet have contractual maturities of one year or less.

3.    Acquisitions, Disposition, and Joint Ventures

Acquisitions
      In November 1998, Trex Communications acquired LNR Communications, Inc.
(LNR) for $18,759,000 in cash and the right to receive 1,250,000 shares of Trex
Communications common stock valued at approximately $5,000,000, net of cash acquired. Of the cash portion of the purchase price, $358,000 had not been paid as of October 2, 1999, and was included in other accrued expenses in the accompanying fiscal 1999 balance sheet. The arrangement with the former owners of LNR permits them to receive shares of Trex Communications or up to $5,000,000 in cash in lieu of the shares following the first anniversary of the acquisition and ending no later than August 2000. Accordingly, the maximum potential obligation of $5,000,000 associated with this arrangement is included in other accrued expenses in the accompanying balance sheet. The cost of this acquisition exceeded the fair value of the acquired net assets by $9,629,000, which is being amortized over 15 years. LNR is a manufacturer of electronic subsystems and turnkey earth stations for the satellite communication market. In November 1999, the Company offered to pay to the former shareholders of LNR $3.80 in cash by November 30, 1999, (or $4.00 in cash by April 1, 2000) in lieu of each share of Trex Communications common stock to which such persons are entitled under the agreement by which LNR


3.    Acquisitions, Disposition, and Joint Ventures (continued)

was acquired. As of December 16, 1999, holders of rights to receive approximately 72% of the 1,250,000 shares of Trex Communications common stock to be issued under the LNR acquisition agreement had agreed to accept the Company's offer to pay them cash in lieu of Trex Communications common stock.
      In June 1998, a wholly owned subsidiary of ThermoLase merged with The
Greenhouse Spa, Inc., exchanging 1,000,000 shares of ThermoLase common stock, valued at $7,975,000 at the time of the transaction, and the repayment of $4,180,000 of debt for all of the outstanding stock of The Greenhouse Spa. The
Greenhouse Spa operates a luxury destination spa in Arlington, Texas. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,686,000, which was being amortized over 40 years. In connection with certain restructuring activities, ThermoLase sold The Greenhouse Spa in June
1999 (Note 8).
      In May 1998, Trex Communications acquired Electro-Magnetic Processes, Inc.
(EMP) for 800,000 shares of Trex Communications common stock valued at $3,200,000, $2,500,000 in cash, and the repayment of $675,000 of debt. The cost of this acquisition exceeded the fair value of the acquired net assets by $5,641,000, which is being amortized over 15 years. EMP designs, develops, and manufactures ground-based satellite communication systems and develops and integrates telemetry systems used on military aircraft.
      In April 1998, Trex Medical acquired the outstanding stock of Trophy
Radiologie S.A., a French manufacturer of dental and medical X-ray systems, specializing in digital dental technology. The purchase price consisted of $23,979,000 in cash and the repayment of $8,707,000 of debt. The cost of this acquisition exceeded the fair value of the acquired net assets by $33,044,000, which is being amortized over 40 years.
      In October 1997, Trex Medical's XRE division acquired substantially all of the assets of Digitec Corporation for $7,176,000 in cash, subject to certain liabilities. The cost of this acquisition exceeded the fair value of the acquired net assets by $7,531,000, which is being amortized over 15 years.
Digitec manufactures physiological-monitoring equipment and digital-image archiving and networking systems used in cardiac catheterization procedures.
      In July 1997, Trex Communications acquired all of the outstanding common stock of Computer Communications Specialists, Inc. (CCS) for approximately
$10,100,000 in cash and repaid approximately $1,000,000 of pre-acquisition liabilities immediately after closing. The cost of this acquisition exceeded the fair value of the acquired net assets by $7,437,000, which is being amortized over 10 years. CCS develops and markets interactive information and voice-response systems, as well as call-automation systems. The acquired assets of CCS included certain technologies for which technological feasibility had not been established at the acquisition date and that had no alternative future use.
In connection with the acquisition, Trex Communications wrote off such technology in the amount of $1,400,000, which represents the portion of the purchase price allocated to the fair value of technology in development at the acquired business.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
      Based on unaudited data, the following table presents selected financial information of the Company and LNR on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1998. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                1999          1998
------------------------------------------------------------------------------ ------------- -------------

Revenues                                                                          $ 348,931     $  361,229
Net Loss                                                                           (124,116)        (2,442)
Basic and Diluted Loss per Share                                                      (6.25)          (.13)




3.    Acquisitions, Disposition, and Joint Ventures (continued)

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of LNR been made at the beginning of fiscal 1998.
      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and abandoned-facility payments. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the dates of the acquisitions.
      The reserves established in fiscal 1998 and 1999 primarily related to severance across all functions at Trophy's operations in France and the U.S., abandonment of sales offices in the U.S., Japan, and Europe, and abandonment of manufacturing facilities in Europe. Trex Medical expects to pay the severance costs during the first half of fiscal 2000 and the abandoned-facility costs over the term of facility leases, which expire primarily through fiscal 2001. In addition, the restructuring actions undertaken by Trex Communications at LNR principally included a reduction in staffing levels across all functions.
      A summary of the changes in accrued acquisition expenses for severance follows:

(In thousands)                                                      Trophy        LNR      Other     Total
---------------------------------------------------------------- ---------- ---------- ---------- --------

Balance at September 28, 1996                                       $    -     $    -     $  680     $  680
 Usage                                                                   -          -       (378)      (378)
                                                                    ------     ------     ------     ------

Balance at September 27, 1997                                            -          -        302        302
 Reserves established                                                1,014          -        100      1,114
 Usage                                                                (429)         -       (302)      (731)
 Currency translation                                                   42          -          -         42
                                                                    ------     ------     ------     ------

Balance at October 3, 1998                                             627          -        100        727
 Reserves established                                                1,352        879          -      2,231
 Usage                                                                (375)      (700)      (100)    (1,175)
 Currency translation                                                 (174)         -          -       (174)
                                                                    ------     ------     ------     ------

Balance at October 2, 1999                                          $1,430     $  179     $    -     $1,609
                                                                    ======     ======     ======     ======

      A summary of the changes in accrued acquisition expenses for abandonment of excess facilities follows:

(In thousands)                                                                                      Trophy
------------------------------------------------------------------------------------------------ ----------

Balance at September 27, 1997                                                                       $    -
 Reserves established                                                                                  621
 Currency translation                                                                                   45
                                                                                                    ------

Balance at October 3, 1998                                                                             666
 Reserves established                                                                                  372
 Usage                                                                                                (573)
 Currency translation                                                                                  (61)
                                                                                                    ------

Balance at October 2, 1999                                                                          $  404
                                                                                                    ======



3.    Acquisitions, Disposition, and Joint Ventures (continued)

      The Company established a reserve in 1992 as part of the cost of the acquisition of Lorad for legal fees and other costs associated with a patent infringement suit that existed prior to the Company's 1992 acquisition of Lorad.
The balance of this reserve was approximately $1,100,000 at fiscal year-end 1999 and 1998 and is included in other accrued expenses in the accompanying balance sheet. This suit was brought by Fischer Imaging Corporation, alleging that Lorad infringes a Fischer patent on a precision mammographic needle-biopsy system. A second patent infringement lawsuit with respect to Lorad's breast-biopsy system was filed by Fischer in April 1998. These lawsuits have been consolidated into a single lawsuit. An unsuccessful resolution of this matter could have a material adverse effect on Trex Medical's future results of operations and financial position.

Disposition
      In June 1999, ThermoLase sold the stock of its destination spa, The
Greenhouse Spa, and the assets, subject to certain liabilities, of its domestic day spas to companies in which the former president of its day spa division has a controlling interest. The aggregate sales price of $12.5 million consists of two promissory notes that bear interest at 10% and are due in June 2000, subject to a six-month extension period that is contingent upon, among other conditions, payment of $4.0 million of the outstanding balance on the promissory note relating to the sale of The Greenhouse Spa. Accordingly, in the accompanying fiscal 1999 balance sheet, the $4.0 million current portion of the notes receivable is included in prepaid expenses and other assets, and the balance, which has been recorded at its estimated fair value, is classified as long-term and is included in prepaid income taxes and other assets. ThermoLase recorded a loss in fiscal 1999 of $19.9 million on the sale of the spa business during 1999. Unaudited revenues and operating losses before restructuring costs of the spa business through the date of sale were $9.0 million and $19.3 million, respectively, in fiscal 1999.

Joint Ventures
      ThermoLase entered into joint venture arrangements to market its SoftLight system internationally. ThermoLase currently has two joint venture arrangements in which it holds a 46% and 50% stake. Amounts advanced under such arrangements totaled $2,650,000 in fiscal 1998 and $1,144,000 in fiscal 1997. No amounts were advanced in fiscal 1999. As of October 2, 1999, ThermoLase had no material obligation for further funding of such arrangements. The accompanying fiscal
1999, 1998, and 1997 statement of operations includes $200,000, $1,203,000, and $700,000, respectively, of equity in loss of joint ventures, reflecting the Company's share of losses from joint venture operations. During fiscal 1998, ThermoLase liquidated its joint venture relating to the SoftLight system in France and in fiscal 1999 terminated or renegotiated the terms of its remaining joint venture arrangements (Note 8). The costs associated with these actions are included in restructuring and nonrecurring costs in the accompanying statement of operations.

4.    Common Stock

Sale of Common Stock
      In June 1999, the Company sold 3,712,072 of its common stock to Thermo
Electron for proceeds of $41,761,000 million. Following this transaction, Thermo
Electron owned 80% of the Company's common stock.

Reserved Shares
      As of October 2, 1999, the Company had reserved 5,094,635 unissued shares of its common stock for possible issuance under stock-based compensation plans and possible issuance upon conversion of its subordinated convertible debentures.


5.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. Two of these plans permit the grant of nonqualified and incentive stock options. The option recipients and the terms of options granted under these plans are determined by the human resources committee of the Company's Board of Directors (the Board Committee). Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, with the exception of options granted in connection with the 1992 acquisition of Lorad, all options have been granted at fair market value. The Company also has a directors' stock option plan, which provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three to seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also be granted options under the stock-based compensation plans of Thermo Electron.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 222,600 shares at a weighted average exercise price of $23.00 per share elected to participate in this exchange and, as a result, received options to purchase 111,300 shares of Company common stock at $11.39 per share, which are included in the fiscal 1999 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.
      In June 1999, Trex Medical awarded 112,900 shares of restricted common stock to certain key employees. The shares had an aggregate value of $635,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period. At fiscal year-end 1999, 3,500 of these shares have been forfeited.


5.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  ------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year              984    $19.51    1,368     $15.93     1,412     $15.21
 Granted                                            530      8.71      367      21.35        81      26.83
 Exercised                                           (6)      .30     (414)      6.91       (77)      5.98
 Forfeited                                         (267)    23.05     (337)     22.47       (48)     29.43
 Canceled due to exchange                          (223)    23.00        -          -         -          -
                                                  -----               ----                -----

Options Outstanding, End of Year                  1,018    $12.31      984     $19.51     1,368     $15.93
                                                  =====    ======     ====     ======     =====     ======

Options Exercisable                               1,018    $12.31      984     $19.51     1,368     $15.93
                                                  =====    ======     ====     ======     =====     ======

Options Available for Grant                         714                604                  485
                                                  =====               ====                =====

      A summary of the status of the Company's stock options at October 2, 1999, is as follows:

                                                             Options Outstanding and Exercisable
                                                     -----------------------------------------------------
Range of Exercise Prices                                   Number          Weighted            Weighted
                                                               of           Average             Average
                                                           Shares         Remaining            Exercise
                                                    (In thousands) Contractual Life               Price
------------------------------------------------ ----------------- ------------------- -------------------

$  0.30 - $  7.01                                             129           6.2 years               $ 6.27
    7.02 -   13.72                                            423           5.0 years                 9.65
  13.73 -   20.42                                             435           5.2 years                15.94
  20.43 -   27.13                                              31           4.5 years                22.84
                                                            -----

$  0.30 - $27.13                                            1,018           5.2 years               $12.31
                                                            =====


Employee Stock Purchase Program
      Substantially all of the Company's full-time employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo
Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one year resale restriction. Prior to November 1, 1998, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During fiscal 1998 and 1997, the Company issued 1,990 shares and 17,068 shares of its common stock, respectively, under this plan. No shares were issued by the Company in fiscal 1999. The Company's employee stock purchase program was terminated effective October 31, 1999. Employees are eligible to participate in Thermo Electron's employee stock purchase program beginning November 1, 1999.


5.    Employee Benefit Plans (continued)

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

(In thousands except per share amounts)                                     1999         1998        1997
-------------------------------------------------------------------- ------------ ------------ -----------

Net Income (Loss):
 As reported                                                           $(123,828)   $  (2,613)   $   8,441
 Pro forma                                                              (125,680)      (4,229)       7,346

Basic Earnings (Loss) per Share:
 As reported                                                               (6.24)        (.14)         .44
 Pro forma                                                                 (6.33)        (.23)         .38

Diluted Earnings (Loss) per Share:
 As reported                                                               (6.24)        (.14)         .43
 Pro forma                                                                 (6.33)        (.23)         .37

      Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years.
Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.19, $9.42, and $12.17 in fiscal 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                            1999         1998        1997
-------------------------------------------------------------------- ------------ ------------ -----------

Volatility                                                                   43%          41%          37%
Risk-free Interest Rate                                                     4.7%         5.6%         6.1%
Expected Life of Options                                               4.8 years    4.9 years    5.8 years

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


ThermoTrex Corporation                                                          1998 Financial Statements

                                Notes to Consolidated Financial Statements

5.    Employee Benefit Plans (continued)

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $2,252,000, $1,954,000, and $1,558,000 in fiscal 1999, 1998, and 1997, respectively.

6.    Income Taxes

      The components of income (loss) before income taxes, minority interest, and extraordinary item are as follows:

(In thousands)                                                           1999          1998          1997
---------------------------------------------------------------- ------------- ------------- -------------

Domestic                                                            $(142,601)    $  16,624     $   10,618
Foreign                                                                   180           (33)             -
                                                                    ---------     ---------     ----------

                                                                    $(142,421)    $  16,591     $   10,618
                                                                    =========     =========     ==========

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                           1999          1998          1997
---------------------------------------------------------------- ------------- ------------- -------------

Currently Refundable (Payable):
 Federal                                                             $  7,131      $ (7,003)     $  (8,146)
 State                                                                   (609)       (2,051)        (2,861)
 Foreign                                                                 (681)         (132)             -
                                                                     --------      --------      ---------

                                                                        5,841        (9,186)       (11,007)
                                                                     --------      --------      ---------

(Deferred) Prepaid, Net:
 Federal                                                                4,639        (7,797)         7,333
 State                                                                    207          (480)           200
                                                                     --------      --------      ---------

                                                                        4,846        (8,277)         7,533
                                                                     --------      --------      ---------

                                                                     $ 10,687      $(17,463)     $  (3,474)
                                                                     ========      ========      =========

      The Company receives a tax deduction upon exercise of nonqualified stock options by its employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $1,000,000 and $3,999,000 of such benefits of the Company and its majority-owned subsidiaries from employee exercises of stock options that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in fiscal 1998 and 1997, respectively.


6.    Income Taxes (continued)

      The income tax (provision) benefit in the accompanying statement of operations differs from the (provision) benefit calculated by applying the statutory federal income tax rate of 35% to income (loss) before income taxes, minority interest, and extraordinary item due to the following:

(In thousands)                                                           1999         1998            1997
---------------------------------------------------------------- ------------- ------------- -------------

Income Tax (Provision) Benefit at Statutory Rate                     $ 49,847      $ (5,807)     $ (3,716)
(Increases) Decreases Resulting from:
 Increase in valuation allowance                                      (40,196)      (17,764)            -
 Gain on issuance of stock by subsidiaries                                  -         8,329         2,774
 State income taxes, net of federal tax                                 1,529        (1,645)       (1,730)
 Amortization of cost in excess of net assets of acquired              (1,352)       (1,024)         (730)
  companies
 Write-off of acquired technology                                           -             -          (490)
 Research and development tax credits                                     750           972             -
 Other                                                                    109          (524)          418
                                                                     --------      --------      --------
                                                                     $ 10,687      $(17,463)     $ (3,474)
                                                                     ========      ========      ========

      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Prepaid (Deferred) Income Taxes:
 Inventory basis differences                                                        $ 7,932       $  2,875
 Accruals and other reserves                                                         15,205          7,308
 Net operating loss carryforwards                                                    50,887         22,462
 Accrued compensation                                                                 1,376            827
 Other, net                                                                           2,646         (1,769)
                                                                                    -------       --------

                                                                                     78,046         31,703
 Less:  Valuation allowance                                                          64,329         24,133
                                                                                    -------       --------

                                                                                    $13,717       $  7,570
                                                                                    =======       ========

      The valuation allowance relates primarily to loss carryforwards at ThermoLase and increased in fiscal 1999 due to operating losses at ThermoLase and, to a lesser extent, at Trex Medical. During fiscal 1998, ThermoLase established a valuation allowance totaling $5,879,000 for previously benefited loss carryforwards. ThermoLase took this action as a result of increased operating losses, uncertainty concerning its ability to successfully convert its existing spas to Greenhouse day spas (Note 8), and resulting uncertainty concerning realization of the tax asset. Based on these factors, the Company concluded in fiscal 1998 that it was more likely than not that the tax benefit from ThermoLase's loss carryforwards would not be realized. As of October 2, 1999, the Company and its subsidiaries had approximately $134,000,000 of federal tax net operating loss carryforwards that will begin to expire in fiscal 2005 and $35,000,000 of state loss carryforwards.
      In June 1999, Thermo Electron's equity ownership of the Company increased to in excess of 80%, and as a result, the Company will be included in Thermo
Electron's consolidated federal income tax return for periods thereafter. The majority of the existing tax loss carryforwards of the Company and its subsidiaries were generated at a


6.    Income Taxes (continued)

time when they were not in a consolidated tax group with Thermo Electron. The
Company's ability to obtain a benefit for such tax loss carryforwards is dependent on the level of future taxable income of the Company and its subsidiaries. Tax losses incurred by the Company and its subsidiaries after they became part of a consolidated tax group with Thermo Electron in June 1999 may be usable by Thermo Electron under certain circumstances, and the Company and its subsidiaries will be paid by Thermo Electron for the use of such tax losses pursuant to tax allocation agreements with Thermo Electron. Such payments are reflected as contributions to shareholders' investment. ThermoLase has recorded a receivable of $720,000 from Thermo Electron as of October 2, 1999, for the tax benefit resulting from approximately $2,000,000 of losses generated by ThermoLase subsequent to being included in the Thermo Electron consolidated tax group.
      The Company has not recognized a deferred tax liability for the difference between the book basis and tax basis of the common stock of its domestic subsidiaries (such difference relates primarily to unremitted earnings and gains on issuance of stock by subsidiaries) because the Company does not expect this basis difference to become subject to tax at the parent level. The Company believes it can implement certain tax strategies to recover its investment in its subsidiaries tax-free.
      As of July 1999, the Company and ThermoLase joined the Thermo Electron consolidated federal income tax return as Thermo Electron's stock ownership in the Company and the combined Thermo Electron and Company ownership of ThermoLase exceeded 80%. As a result, Thermo Electron charges or pays the Company and ThermoLase amounts based on their relative contribution to Thermo Electron's tax liability.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $2,769,000, $2,906,000, and $2,821,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationships among Thermo
Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo
Electron charges the Company based upon costs attributable to the Company.

Notes Payable to Parent Company
      In September 1996, the Company borrowed $2,000,000 from Thermo Electron pursuant to a promissory note, which was repaid in April 1997. In addition, to finance the acquisition of CCS, Trex Communications borrowed $11,000,000 from Thermo Electron in July 1997, which was repaid in January 1998. Each borrowing from Thermo Electron bore interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

Long-term Obligations
      Thermo Electron purchased $3,725,000 principal amount of ThermoLase debentures in fiscal 1999, and $10,000,000 and $4,500,000 principal amount of Company and ThermoLase debentures in fiscal 1998, respectively (Note 9).


7.    Related-party Transactions (continued)

Related-party Revenues
      Under an arrangement with Thermedics Detection Inc., a majority-owned subsidiary of Thermo Electron, Trex Medical manufactures an X-ray source, pursuant to written purchase orders, that is used as a component in a fill-measuring device produced by Thermedics Detection. During fiscal 1999, 1998, and 1997, Trex Medical recorded $43,000, $406,000, and $37,000, respectively, of revenues under this arrangement.
      ThermoTrex developed imaging crystals for ThermoSpectra Corporation, a majority-owned subsidiary of Thermo Electron. During fiscal 1999 and 1998, ThermoTrex recorded revenues of $317,000 and $17,000, respectively, associated with this work. In addition, ThermoTrex performs research for Thermo Coleman
Corporation, a majority-owned subsidiary of Thermo Electron. During fiscal 1999, ThermoTrex recorded $119,000 of such revenues.

Related-party Purchases
      During 1995, Trex Medical placed an order for $2,500,000 for the design and production of high-transmission cellular grids from Thermo Electron's wholly owned Tecomet division, which were received through fiscal 1999. During fiscal
1999, 1998, and 1997, Trex Medical purchased high-transmission cellular grids valued at $1,352,000, $486,000, and $678,000, respectively, from Tecomet under this arrangement. During fiscal 1998, Trex Medical purchased additional grids from Tecomet for $311,000 under separate arrangements.
      During fiscal 1998, ThermoLase purchased products totaling $241,000 from Bird Products Corporation, a wholly owned subsidiary of Thermo Electron.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

8.    Restructuring and Related Costs

      During fiscal 1999, the Company announced broad-scale restructuring actions. In connection with these actions, described below, the Company recorded restructuring and related costs of $100.2 million in fiscal 1999, including restructuring and nonrecurring costs of $76.6 million, inventory and warranty provisions of $16.2 million, provisions for uncollectible accounts receivable of $1.6 million, and other nonoperating expenses of $5.7 million. The inventory and warranty provisions are included in cost of product revenues and the provisions for uncollectible accounts receivable are included in selling, general, and administrative expenses in the accompanying fiscal 1999 statement of operations.
      The following table summarizes the restructuring and related costs by segment:

Fiscal 1999                               Medical  Personal-care     Advanced
(In thousands)                           Products  Products and    Technology
                                                       Services      Research      Corporate        Total
------------------------------------ ------------- ------------- ------------- -------------- ------------

Cost of Product Revenues                 $ 13,905      $  2,323      $      -      $       -      $ 16,228
Selling, General, and                           -         1,649             -              -         1,649
 Administrative Expenses
Restructuring and Other Nonrecurring        9,890        62,790         3,400            540        76,620
 Costs
Other Expense                                   -         3,399             -          2,267         5,666
                                         --------      --------      --------      ---------      --------

                                         $ 23,795      $ 70,161      $  3,400      $   2,807      $100,163
                                         ========      ========      ========      =========      ========



8.    Restructuring and Related Costs (continued)

Trex Medical
      During fiscal 1999, Trex Medical recorded $23.8 million of restructuring and related costs, including restructuring costs of $9.9 million and inventory and warranty provisions of $13.9 million. The restructuring costs are primarily in connection with the consolidation of Trex Medical's Bennett X-Ray Corporation and Continental X-Ray Corporation facilities into its Danbury, Connecticut, and Littleton, Massachusetts, sites and, to a lesser extent, actions to reduce costs in other operations. Restructuring costs include $2.3 million for facility-closing costs, net of assumed sublease income; $2.0 million to write off leasehold improvements at facilities to be closed and to write down fixed assets to their estimated disposal value; $2.9 million for severance for 348 employees across all functions, 169 of whom were terminated in fiscal 1999; $1.3 million of costs relating to the consolidation and relocation of facilities, which were recorded in the period in which they were incurred; $1.1 million for retention bonuses that were earned; and $0.3 million for the loss on the sale of a business.
      In connection with these actions, Trex Medical expects to record approximately $2.2 million of additional costs as they are incurred over the first half of fiscal 2000 for costs not permitted currently as charges, pursuant to EITF 94-3. These additional costs primarily include costs for certain employee and business relocation and related costs.
      The inventory and warranty charge of $13.9 million includes $10.2 million to establish inventory provisions and $1.1 million to terminate purchase commitments for products that have become obsolete due to planned product changes or excess as a result of the recent decline in demand. The largest component of the inventory charge was recorded as a result of the August 1999 decision by the United States Food and Drug Administration (FDA) to deny Trex
Medical's 510(k) filing for its digital mammography systems and resulting design changes expected to be made to the system. Provisions resulting from other planned product and technology changes, as well as decreased sales of certain products at Trex Medical's Lorad division, are also principal components of the inventory charge. The warranty charge of $2.6 million represents estimated costs to address certain product warranty issues including costs associated with corrective actions to be taken with respect to certain previously sold mammography products.
      The Company's Medical Products segment recorded restructuring charges for its restructuring plans as follows:

                                                                   Facility-
                                                                     closing
(In thousands)                                      Severance          Costs      Other (b)         Total
----------------------------------------------- -------------- -------------- -------------- -------------

Balance at October 3, 1998                            $     -        $     -        $     -        $     -
 Provision charged to expense in fiscal 1999 (a)        2,947          2,250          2,358          7,555
 Usage in fiscal 1999                                  (1,952)             -         (1,879)        (3,831)
 Currency translation                                     (22)             -              -            (22)
                                                      -------        -------        -------        -------

Balance at October 2, 1999                            $   973        $ 2,250        $   479        $ 3,702
                                                      =======        =======        =======        =======

(a) Excludes warranty provisions of $2.6 million, noncash inventory provisions of $10.2 million, and $1.1 million for termination of purchase commitments, all of which were included in cost of revenues, and other noncash charges of $2.0 million for an asset write-down and $0.3 million for the loss on the sale of a business.
(b) Includes provisions in fiscal 1999 of $1.3 million for facilities-consolidation costs incurred during the period and $1.1 million for retention bonuses.

      Trex Medical intends to complete implementation of its restructuring plan in the first half of fiscal 2000. The aggregate future cash expenditures for restructuring will include amounts accrued at October 2, 1999, as well as future costs that will be incurred in fiscal 2000. These amounts totaled $5.9 million, of which $4.4 million will be paid during fiscal 2000, and the balance will be paid over the term of facility leases expiring through 2005.


8.    Restructuring and Related Costs (continued)

ThermoLase
      During fiscal 1998, ThermoLase initiated certain restructuring activities, including the announced closure of three domestic spas and the termination of a joint venture that operated its spa in France following unsuccessful efforts to reduce significant operating losses at these facilities. Two of the domestic spas were closed during the first quarter of fiscal 1999. ThermoLase closed the third spa, as well as two additional spas, in the third quarter of fiscal 1999.
Also during fiscal 1999, ThermoLase sold its remaining nine day spas, as well as the stock in its destination spa, The Greenhouse Spa, as a result of concluding that ThermoLase would be unable to operate these facilities profitably. In connection with the sale and closures announced in fiscal 1999, as well as other actions, ThermoLase recorded restructuring and related costs of $67.7 million during fiscal 1999, including restructuring costs of $60.3 million, an investment write-down of $3.4 million, inventory provisions of $2.3 million, and provisions for uncollectible accounts receivable of $1.6 million. The restructuring costs include a $19.9 million loss on the sale of the spa business, discussed below; $17.4 million for the write-off of leasehold improvements and equipment pertaining to the hair-removal business; $11.7 million for ongoing lease obligations, net of assumed sublease income; $10.0 million of estimated costs to terminate certain other obligations related to ThermoLase's hair-removal business (primarily payments to licensees and joint venture partners to sever relationships and terminate all existing arrangements); $0.4 million for losses on laser purchase commitments; $0.3 million for the write-downs of investments in international joint ventures; and $0.4 million for other related costs. The fiscal 1999 restructuring charges are net of a reduction of $1.2 million in the cost of the fiscal 1998 restructuring plan, principally due to the favorable resolution of certain lease obligations.
In addition, fiscal 1999 restructuring costs include $0.2 million of severance costs for 26 employees across all functions, 23 of whom were terminated during fiscal 1999. The fiscal 1999 restructuring actions commenced in June 1999, and are expected to be substantially completed by the middle of calendar 2000.
      Provisions for severance and leases were accounted for in accordance with EITF 94-3. The inventory provisions were for certain branded product lines at ThermoLase's Creative Beauty Innovations, Inc. subsidiary that have been discontinued, and the investment write-down was to reduce the carrying value of ThermoLase's investment in a privately held company to its estimated realizable value. The accounts receivable write-down resulted principally from certain international receivables that the Company deems uncollectible due to the decision to cease certain international operations and, to a lesser extent, from the bankruptcy of a retail chain customer of CBI. The fiscal 1999 restructuring actions commenced in June 1999 and are expected to be completed by the middle of calendar 2000.
      During fiscal 1998, restructuring costs recorded by ThermoLase totaled
$10.2 million. These costs consist of $4.6 million related to the closure of three domestic Spa Thira locations, including $2.4 million for the write-off of leasehold improvements and related spa assets and $2.2 million primarily for abandoned-facility payments, net of assumed sublease income. In addition, in connection with the closure of its spa in France, which operated under a joint venture agreement, ThermoLase recorded costs of $3.6 million, including payments of $2.3 million to third parties to liquidate the joint venture and $1.3 million to write off its remaining investment. Restructuring costs also include $1.9 million related to certain actions including the relocation of ThermoLase's corporate office to its CBI subsidiary in Carrollton, Texas. This amount primarily represents severance of $1.1 million for 40 terminated employees and the write-off of fixed assets no longer of use. The fiscal 1998 restructuring actions commenced in June 1998, and were completed during the first quarter of fiscal 2000. The fiscal 1998 restructuring plan was completed for $1.2 million less than had been accrued, primarily as a result of a favorable settlement of certain lease obligations. These charges recorded by ThermoLase in fiscal 1999 and 1998 were substantially noncash except for amounts recorded as accrued restructuring costs.


8.    Restructuring and Related Costs (continued)

      A summary of the Company's Personal-care Products and Services segment accrued restructuring costs is as follows:

(In thousands)                                                   Abandonment          Other
                                                                   of Excess           Exit
                                                     Severance    Facilities    Obligations         Total
--------------------------------------------------- ----------- ------------- -------------- -------------

Fiscal 1998 Restructuring Plan
 Provision charged to expense in fiscal 1998 (a)       $ 1,169        $ 2,399        $ 2,394        $ 5,962
 Fiscal 1998 usage                                        (757)             -            (52)          (809)
                                                       -------        -------        -------        -------

Balance at October 3, 1998                                 412          2,399          2,342          5,153
 Fiscal 1999 usage                                        (412)        (1,258)        (2,216)        (3,886)
 Transfer to fiscal 1999 restructuring                       -         (1,141)           (76)        (1,217)
   plan principally due to favorable
   resolution of lease obligations
                                                       -------        -------        -------        -------

Balance at October 2, 1999                             $     -        $     -        $    50        $    50
                                                       =======        =======        =======        =======

Fiscal 1999 Restructuring Plan
 Transfer from fiscal 1998 restructuring               $     -        $ 1,141        $    76        $ 1,217
   plan principally due to favorable
   resolution of lease obligations
 Provision charged to expense in fiscal 1999 (b)           157         11,728         10,400         22,285
 Fiscal 1999 usage                                         (58)        (1,870)        (2,783)        (4,711)
                                                       -------        -------        -------        -------

Balance at October 2, 1999                             $    99        $10,999        $ 7,693        $18,791
                                                       =======        =======        =======        =======

(a) Excludes noncash restructuring charges of $2.9 million, primarily for the write-off of leasehold improvements and related spa assets and $1.3 million for the write-off of an investment in a joint venture.
(b) Excludes noncash charges of $19.9 million for the loss on the sale of the spa business, $17.3 million for the write-off of leasehold improvements and equipment, and $0.3 million for the write-downs of investments in international joint ventures. Excludes noncash charges of $0.4 million for other related costs and $0.1 million for the write-off of equipment no longer of use.

      Of the total restructuring costs accrued as of October 2, 1999, ThermoLase expects to pay $10.0 million in fiscal 2000, and $8.8 million in fiscal 2001 and thereafter through the expiration of various leases in fiscal 2014. The timing of these cash payments will be affected by the terms of any subleases or settlement arrangements with landlords.

Other
      During fiscal 1999, the Company recorded restructuring and nonrecurring costs of $5.9 million, representing a write-off of cost in excess of net assets of acquired companies. Of the total write-off, $3.4 million was recorded by the Advanced Technology segment and results from a decision to hold for sale its Trex Communications subsidiary and represents a reduction in the carrying value of Trex Communications to the amount of expected proceeds from its sale. Trex
Communications had unaudited revenues and operating income before restructuring costs of $49.6 million and $1.6 million, respectively, in fiscal 1999. Trex
Communications will require significant investment to grow its


8.    Restructuring and Related Costs (continued)

business. The Company has decided not to pursue such growth and to focus on its remaining businesses. The balance of the write-off was recorded by the Personal-care Products and Services segment and represents cost in excess of net assets of acquired companies that arose from repurchases of ThermoLase common stock by the Company. This asset has become impaired as a result of continuing losses at ThermoLase's spa business which it exited in June 1999.
      Also in fiscal 1999, the Company provided a reserve of $2.3 million for impairment of a note receivable from an unaffiliated company. This amount is included in other expense in the accompanying statement of operations. In fiscal
1999, the Company also incurred $0.5 million of restructuring costs at its corporate office.

9.    Long-term Obligations

      In November 1997, the Company issued and sold at par value $124,500,000 principal amount of 3 1/4% subordinated convertible debentures due 2007, including $10,000,000 principal amount of such debentures to Thermo Electron, for net proceeds of $121,814,000. The debentures are convertible into shares of the Company's common stock at a conversion price of $27.00 per share and are guaranteed on a subordinated basis by Thermo Electron. In January 1998, the Company used a portion of the proceeds to repay an $11,000,000 note payable to Thermo Electron. In fiscal 1998, the Company repurchased $35,552,000 principal amount of these debentures for $30,486,000 in cash, resulting in an extraordinary gain of $3,009,000, net of taxes of $1,692,000. As of October 2, 1999, $88,948,000 principal amount of these debentures remained outstanding.
      In August 1997, ThermoLase issued and sold at par value $115,000,000 principal amount of 4 3/8% subordinated convertible debentures due 2004 (Note
16). The debentures are convertible into shares of ThermoLase's common stock at a conversion price of $17.385 per share and are guaranteed on a subordinated basis by Thermo Electron. The Company has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      In addition, at fiscal year-end 1999 and 1998, Trex Medical had other borrowings of $554,000 and $1,066,000, respectively.
      The annual requirements for long-term obligations as of October 2, 1999, are $397,000 in fiscal 2000; $46,000 in fiscal 2001; $47,000 in fiscal 2002;
$26,000 in fiscal 2003; $115,028,000 in fiscal 2004; and $89,024,000 in fiscal
2005 and thereafter. Total requirements of long-term obligations are $204,568,000.
      See Note 12 for fair value information pertaining to the Company's long-term obligations.

10.   Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from these operating leases of $9,053,000, $9,923,000, and $6,288,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancellable operating leases as of October 2, 1999, are $6,616,000 in fiscal 2000; $6,471,000 in fiscal 2001; $6,466,000 in fiscal 2002; $6,488,000 in fiscal 2003; $5,661,000 in fiscal 2004; and $20,550,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $52,252,000, of which $21,798,000 relates to lease payments for the spas that have been closed and sold, for which ThermoLase will be responsible in the event that the buyer of the Greenhouse day spas does not continue to sublease these facilities. This amount, net of assumed sublease receipts, is included in other accrued expenses in the accompanying fiscal 1998 balance sheet (Note 8).

Technology License Agreement
      In February 1993, the Company entered into an irrevocable exclusive technology license agreement for the use of the laser-based hair-removal system technology. Under the terms of the agreement, the Company will pay a royalty equal to 0.25% of the revenues recorded from the sale or use of the laser-based hair-removal system through February 10, 2010. No material amounts have been incurred under this agreement.


10.   Commitments and Contingencies (continued)

Purchase Commitments
      During fiscal 1999, Trex Medical entered into certain purchase commitments aggregating $5,535,000, of which $820,000 is payable in calendar 1999, $3,080,000 in calendar 2000, and $1,635,000 in calendar 2001.

Contingencies
      ThermoLase has from time to time received allegations that its SoftLight laser-based hair-removal system infringes the intellectual property rights of others, and ThermoLase may continue to receive such allegations in the future.
In general, an owner of intellectual property can prevent others from using such property and is entitled to damages for unauthorized past usage. The Company has investigated the bases of the allegations ThermoLase has received to date and, based on opinions of its counsel, believes that if ThermoLase were sued on these bases it would have meritorious defenses. ThermoLase is contingently liable with respect to lawsuits and other matters that arose in the ordinary course of business. In the opinion of management, these contingencies will not have a material adverse effect upon the financial position of the Company or its operations.
      In October 1998, a former employee of Trex Medical filed a lawsuit against the Company and Trex Medical, alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of Trex
Medical's mammography systems.
      Trex Medical's Trophy division has filed a lawsuit against Schick
Technologies, Inc. alleging infringement of a Trophy patent relating to dental
X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus.
Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      See Note 3 for a discussion of certain other litigation.
      The Company intends to vigorously defend itself against these lawsuits and counterclaims. However, given the inherent uncertainties of dispute resolutions, management cannot predict the outcome of these matters. An unfavorable outcome of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

11.   Transactions in Stock of Subsidiaries

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

                                                                                       1999    1998  1997
------------------------------------------------------------------------------------- ------ ------- -----

ThermoLase                                                                              71%     71%    67%
Trex Medical                                                                            71%     67%    79%
Trex Communications                                                                     69%     73%    78%




12.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, available-for-sale investments, accounts receivable, current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and common stock of subsidiary subject to redemption. The carrying amounts of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and common stock of subsidiary subject to redemption, approximate fair value due to their short-term nature.
      Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for information pertaining to the fair value of available-for-sale investments.
      The fair value of the Company's and ThermoLase's subordinated convertible debentures, based on quoted market prices, was $148,666,000 and $162,870,000 at fiscal year-end 1999 and 1998, respectively. The fair value is less than the carrying amount in both periods, primarily due to a decrease in the market price of the Company's and ThermoLase's common stock relative to the conversion price of the debentures.
      The fair value of common stock of subsidiary subject to redemption, based on quoted market prices, was $34,750,000 and $30,750,000 at fiscal year-end 1999 and 1998, respectively.

13.   Business Segments, Geographical Information, and Significant Customer

      The Company's businesses operate in three business segments: Medical
Products, Personal-care Products and Services, and Advanced Technology Research.
The Medical Products segment includes Trex Medical, which develops and manufactures mammography equipment, minimally invasive digital breast-biopsy equipment, general-purpose and specialized medical X-ray equipment, and dental
X-ray systems. The Personal-care Products and Services segment includes
ThermoLase, which manufactures and markets skin-care and other personal-care products, and has marketed hair-removal services and skin-resurfacing services, and licensed the SoftLight hair-removal system to physicians in the U.S. and to international licensees. Prior to the sale of the Greenhouse spas in June 1999, ThermoLase provided hair-removal and skin resurfacing, as well as more traditional day spa services, through its spa locations (Note 3). During fiscal
1999, ThermoLase began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its joint ventures and licensing arrangements in various countries. The Advanced Technology Research segment, which includes Trex Communications and the Company's wholly owned subsidiary, performs advanced technology research, focusing on the areas of avionics, X-ray detection, signal processing, and lasers. Trex Communications develops and manufactures ground-based satellite communications systems and telemetry systems. Prior to the sale of CCS in December 1999, CCS provided interactive information, voice-response systems, and call-automation systems
(Note 18).


13.   Business Segments, Geographical Information, and Significant Customer (continued)

(In thousands)                                                               1999       1998          1997
---------------------------------------------------------------------- ----------- ----------- -----------

Business Segment Information

Revenues:
   Medical Products                                                    $  241,604   $ 266,964   $ 229,294
   Personal-care Products and Services                                     36,255      40,091      45,233
   Advanced Technology Research                                            72,294      41,351      21,250
   Intersegment sales elimination (a)                                      (4,006)     (6,548)    (13,656)
                                                                        ---------   ---------   ---------

                                                                        $ 346,147   $ 341,858   $ 282,121
                                                                        =========   =========   =========

Income (Loss) Before Income Taxes, Minority Interest, and
 Extraordinary Item:
   Medical Products (b)                                                 $ (37,792)  $  29,153   $  24,147
   Personal-care Products and Services (c)                                (87,400)    (31,770)    (18,402)
   Advanced Technology Research (d)                                        (1,417)     (1,488)     (1,345)
   Corporate (e)                                                           (6,852)     (5,362)     (4,925)
                                                                        ---------   ---------   ---------

   Total operating loss                                                  (133,461)     (9,467)       (525)
   Interest and other income (expense), net (f)                            (8,960)     26,058      11,143
                                                                        ---------   ---------   ---------

                                                                        $(142,421)  $  16,591   $  10,618
                                                                        =========   =========   =========

Total Assets:
   Medical Products                                                     $ 277,027   $ 342,521   $ 229,437
   Personal-care Products and Services                                     39,750     127,460     167,339
   Advanced Technology Research                                            77,574      47,712      34,168
   Corporate and eliminations (g)                                          89,004      78,013      19,173
                                                                        ---------   ---------   ---------

                                                                        $ 483,355   $ 595,706   $ 450,117
                                                                        =========   =========   =========

Depreciation and Amortization:
   Medical Products                                                     $   8,531   $   7,323   $   6,292
   Personal-care Products and Services                                      4,632       5,759       3,799
   Advanced Technology Research                                             3,580       1,964         873
   Corporate                                                                   65          65           -
                                                                        ---------   ---------   ---------

                                                                        $  16,808   $  15,111   $  10,964
                                                                        =========   =========   =========

Capital Expenditures:
   Medical Products                                                     $   4,074   $   4,503   $   5,461
   Personal-care Products and Services                                      5,095       4,033      20,285
   Advanced Technology Research                                             5,464       2,076       1,107
                                                                        ---------   ---------   ---------

                                                                        $  14,633   $  10,612   $  26,853
                                                                        =========   =========   =========



ThermoTrex Corporation                                                          1998 Financial Statements

                                Notes to Consolidated Financial Statements

13.   Business Segments, Geographical Information, and Significant Customer (continued)

(In thousands)                                                               1999        1998        1997
---------------------------------------------------------------------- ----------- ----------- -----------

Geographical Information

Revenues (h):
   United States                                                        $ 282,998   $ 319,684   $  282,121
   France                                                                  36,294      19,163            -
   Other                                                                   26,855       3,011            -
                                                                        ---------   ---------   ----------

                                                                        $ 346,147   $ 341,858   $  282,121
                                                                        =========   =========   ==========

Long-lived Assets (i):
   United States                                                        $  23,485   $  62,000   $   57,357
   France                                                                   1,650       1,821            -
   Other                                                                      774         687            -
                                                                        ---------   ---------   ----------

                                                                        $  25,909   $  64,508   $   57,357
                                                                        =========   =========   ==========


Export Revenues Included in United States Revenues Above (j)            $  39,793   $  52,678   $   43,208
                                                                        =========   =========   ==========

(a) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Reflects restructuring and related costs of $23.8 million in fiscal 1999.
(c) Reflects restructuring and related costs of $66.8 million and $10.2 million in fiscal 1999 and 1998, respectively (Note 8).
(d) Reflects restructuring costs of $3.4 million at Trex Communications in fiscal 1999 and the write-off in fiscal 1997 of $1.4 million of acquired technology related to the acquisition of CCS.
(e) Primarily general and administrative expenses, and in fiscal 1999 reflects restructuring costs of $0.5 million.
(f) Reflects nonrecurring costs of $5.7 million.
(g) Primarily cash and cash equivalents and available-for-sale investments. (h)
    Revenues are attributable to countries based on selling location. (i) Includes property, plant, and equipment, net and other long-term tangible assets.
(j) In general, export sales are denominated in U.S. dollars. Includes revenues from ThermoLase's international licensing agreements.

      In the Medical Products segment, sales to one customer in fiscal 1998 and 1997 accounted for 11% and 14%, respectively, of the Company's total revenues.
This customer was acquired by another corporation in September 1998 and, in the fourth quarter of fiscal 1998, agreed to pay Trex Medical a one-time fee of $4.7 million in lieu of purchasing products for which it was contractually obligated, which was recorded as product revenue in the accompanying fiscal 1998 statement of operations. Trex Medical did not have sales to the customer after fiscal
1998.

14.   Comprehensive Income

      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments.


14.   Comprehensive Income (continued)

      Accumulated other comprehensive items in the accompanying balance sheet consists of:

(In thousands)                                                                          1999         1998
---------------------------------------------------------------------------- ---------------- ------------

Cumulative Translation Adjustment                                                    $(1,522)       $2,064
Net Unrealized Gains (Losses) on Available-for-sale Investments                            3            (6)
                                                                                     -------        ------

                                                                                     $(1,519)       $2,058
                                                                                     =======        ======
15.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                  1999           1998         1997
---------------------------------------------------------------- ------------- --------------  ------------

Basic
Net Income (Loss)                                                    $(123,828)    $  (2,613)     $   8,441
                                                                     ---------     ---------      ---------

Weighted Average Shares                                                 19,851        18,704         19,210
                                                                     ---------     ---------      ---------

Basic Earnings (Loss) per Share                                      $   (6.24)    $    (.14)     $     .44
                                                                     =========     =========      =========

Diluted
Net Income (Loss)                                                    $(123,828)    $  (2,613)     $   8,441
Effect of Majority-owned Subsidiaries' Dilutive                              -           (96)           (73)
                                                                     ---------      ---------     ---------
Securities

Income (Loss) Available to Common Shareholders, as Adjusted          $(123,828)    $  (2,709)     $   8,368
                                                                     ---------     ----------     ---------

Weighted Average Shares                                                 19,851        18,704         19,210
Effect of Stock Options                                                      -             -            389
                                                                     ---------     ----------     ---------

Weighted Average Shares, as Adjusted                                    19,851        18,704         19,599
                                                                     ---------     ---------      ---------

Diluted Earnings (Loss) per Share                                    $   (6.24)    $    (.14)     $     .43
                                                                     =========     =========      =========

      Options to purchase 1,099,000, 1,135,000, and 69,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for fiscal 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock and, in fiscal 1999 and 1998, due to the Company's net loss position in certain quarters. In addition, the computation of diluted earnings per share for all periods excludes the effect of assuming the conversion of the Company's $88,948,000 principal amount 3 1/4% subordinated convertible debentures, convertible at $27.00 per share, because the effect would be antidilutive.
      An extraordinary gain recorded by the Company reduced basic and diluted loss per share by $.16 in fiscal 1998 (Note 9).


16.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase. Under this plan, the Company and ThermoLase would be merged into Thermo Electron. As a result, the Company and ThermoLase would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company and ThermoLase would receive common stock in Thermo Electron in exchange for their shares. In
December 1999, the board of directors of the Company and Thermo Electron approved a definitive agreement and plan of merger with Thermo Electron under which Thermo Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Electron in exchange for Thermo Electron common stock at a ratio of one share of Company common stock for
 .5503 shares of Thermo Electron common stock. In addition, the board of directors of ThermoLase and Thermo Electron approved a definitive agreement and plan of merger with Thermo Electron under which Thermo Electron would acquire all of the outstanding shares of ThermoLase held by shareholders other than the Company and Thermo Electron for not less than 0.132, and not more than 0.198 shares of Thermo Electron common stock. These proposals are subject to certain conditions including the completion of review by the Securities and Exchange
Commission of certain required filings regarding the proposed transactions and listing on the New York Stock Exchange of Thermo Electron common stock to be issued in connection with the mergers.
      In October 1999, the American Stock Exchange (the Exchange) notified
ThermoLase that if ThermoLase did not have a definitive agreement to merge with Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting ThermoLase's shares from the Exchange due to a possible failure to meet listing requirements. Holders of ThermoLase's subordinated convertible debentures would be entitled to have their debentures redeemed by ThermoLase if ThermoLase's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United
States. As a result of the agreement to merge with Thermo Electron, described above, ThermoLase expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal 1999 balance sheet.


17.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                         First (a)  Second (b)   Third (c)  Fourth (d)
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $ 87,144    $ 86,388    $ 91,868    $ 80,747
Gross Profit                                                    27,761      23,724      12,320      22,292
Net Loss                                                       (10,204)    (11,375)    (95,111)     (7,138)
Basic and Diluted Loss per Share:                                (.55)       (.61)      (4.82)       (.32)

1998                                                             First  Second (e)   Third (f)  Fourth (g)
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $ 85,555    $ 82,563    $ 88,889    $ 84,851
Gross Profit                                                    33,690      29,656      34,790      33,406
Income (Loss) Before Extraordinary Item                          1,357      18,859      (4,843)    (20,995)
Net Income (Loss)                                                1,357      18,859      (4,843)    (17,986)
Earnings (Loss) per Share:
 Basic                                                             .07        1.02        (.26)       (.96)
 Diluted                                                           .07         .83        (.26)       (.96)

(a) Reflects the November 1998 acquisition of LNR.
(b) Reflects restructuring costs of $1.1 million.
(c) Reflects restructuring and nonrecurring costs of $93.9 million.
(d) Reflects restructuring and nonrecurring costs of $5.2 million.
(e) Results include a nontaxable gain of $23.8 million from the issuance of stock by a subsidiary.
(f) Reflects the April 1998 acquisition of Trophy.
(g) Reflects restructuring costs of $10.2 million, the establishment of a tax valuation allowance, and the effect of an extraordinary gain of $3.0 million, which reduced basic and diluted loss per share by $.16.

18.   Subsequent Events

Purchase of Minority Interest
      In November 1999, the Company agreed to purchase the outstanding shares of Trex Communications that it did not already own for $4.00 per share. The Company expects that the total cash outlay for purchasing the minority interest in Trex
Communications as well as settling an obligation to deliver cash or shares of Trex Communications in connection with a fiscal 1999 acquisition (Note 3) will be approximately $18 million.

Sale of Subsidiary
      In December 1999, the Company sold the CCS subsidiary of Trex
Communications for approximately $8,000,000 in cash and a $2,000,000 note receivable due in December 2004, with an interest rate equal to the prime lending rate, payable quarterly. The sale is subject to a post-closing adjustment based on a determination of net working capital of CCS at the date of sale.





ThermoTrex Corporation                                                          1999 Financial Statements

                                 Report of Independent Public Accountants

To the Shareholders and Board of Directors of ThermoTrex Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoTrex
Corporation (a Delaware corporation and 80%-owned subsidiary of Thermo Electron
Corporation) and subsidiaries as of October 2, 1999, and October 3, 1998, the related consolidated statements of operations, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended October 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoTrex
Corporation and its subsidiaries as of October 2, 1999, and October 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.



                                                  Arthur Andersen LLP



Boston, Massachusetts
November 9, 1999 (except with respect to the matters discussed in Notes 3, 16, and 18, as to which the date is December 16, 1999)


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

Overview

      The Company operates in three business segments: Medical Products manufactured by the Company's Trex Medical Corporation subsidiary, Personal-care
Products and Services offered by the Company's ThermoLase Corporation subsidiary, and Advanced Technology Research, including the Company's Trex
Communications Corporation subsidiary.
      Trex Medical designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized X-ray equipment; and dental X-ray systems. Trex Medical, through its Trophy Radiologie subsidiary, which was acquired in fiscal 1998, manufactures digital and conventional dental X-ray systems. Trophy is based just outside
Paris.
      During fiscal 1999, Trex Medical experienced a decline in business due to the loss of an original equipment manufacturer (OEM) customer and lower demand for its products resulting from a decline in the radiographic market, and a decline in sales of cardiac catheterization systems. In response, Trex Medical initiated certain restructuring activities in fiscal 1999, including consolidation of manufacturing facilities and headcount reductions to achieve material cost improvements and focus on cost efficiencies (Note 8). In connection with these actions, Trex Medical expects to record approximately $2.2 million of additional costs as they are incurred over the first half of fiscal
2000 for costs not permitted as charges currently, pursuant to the requirements of Emerging Issues Task Force Pronouncement No. 94-3. These additional costs primarily include costs for certain employee and business relocation and related costs. Trex Medical plans to complete implementation of its restructuring plans in the first half of fiscal 2000. Trex Medical estimates that it will achieve operating savings of approximately $9 to $10 million in fiscal 2000 as a result of the cost reductions. In addition to undertaking restructuring actions, Trex
Medical is in the process of reorganizing its product distribution channels by consolidating and reassigning certain dealer relationships.
      In August 1999, Trex Medical received notification from the United States
Food and Drug Administration (FDA) denying its 510(k) filing for its digital mammography system. In September, Trex Medical received a letter from the FDA indicating that the FDA believes that a pre-market approval (PMA) application, followed by significant post-approval screening trials, may be the more viable option for obtaining market clearance for digital mammography systems. A PMA is generally more burdensome than a 510(k), because it applies to devices considered to be of higher risk. In light of the FDA's letter, Trex Medical continues to evaluate its options relating to marketing authorization. For example, Trex Medical may incorporate the data that formed the basis of its 510(k) application into a PMA application for submission to the FDA. After such submission, Trex Medical may implement various design and engineering changes that may require additional preapproval clinical trials, but there can be no assurance regarding the timing or results of the submission of a new filing to the FDA or such clinical trials.
      ThermoLase developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the FDA to commercially market hair-removal services using the SoftLight system. ThermoLase began earning revenue from the SoftLight system in the first quarter of fiscal
1996 as a result of opening its first commercial location (Spa Thira) in November 1995. ThermoLase opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and opened



Overview (continued)

its fourteenth spa in October 1997. In May 1998, ThermoLase received clearance from the FDA to market cosmetic skin-resurfacing services, known as the SoftLight Laser Peel, using the same laser as ThermoLase's hair-removal system.
      In June 1996, ThermoLase commenced a program to license to physicians and others the right to perform ThermoLase's patented SoftLight hair-removal procedure. ThermoLase also provides the licensees with the lasers and lotion that are necessary to perform the service. In June 1998, ThermoLase began to offer the SoftLight Laser Peel procedure through its spas and other licensees.
      During the second quarter of fiscal 1998, ThermoLase began to experience a decrease in revenues from its hair-removal services. In response to this trend and in an attempt to establish price points and other conditions designed to increase demand and revenues, in April 1998 ThermoLase significantly reduced treatment prices at its spa locations and modified the terms and conditions offered to licensees. Under the terms of the modified licenses, per-procedure royalties were reduced or eliminated and a minimum royalty and/or flat periodic fee requirement was introduced. In fiscal 1999, ThermoLase began offering licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing license fees.
      Beginning in January 1996, ThermoLase sought to market the SoftLight system internationally through joint ventures and other licensing arrangements.
      In connection with its June 1998 acquisition of The Greenhouse Spa, Inc., a full-service, luxury, destination spa (Note 3), ThermoLase converted 11 domestic Spa Thiras to Greenhouse day spas, which, in addition to hair-removal and skin-resurfacing services, offered more traditional day-spa services, such as massages and facials. Following conversion of the facilities to Greenhouse day spas, significant losses continued and, during fiscal 1998, ThermoLase initiated certain restructuring actions, including the announced closure of three of its domestic day spas and the termination of a joint venture that operated its spa in France. ThermoLase closed two of the domestic day spas in November 1998 and the third spa, as well as two additional spas, were closed in the third quarter of fiscal 1999. In May 1999, ThermoLase announced additional plans to undertake a broad-scale restructuring of its business. As part of the restructuring plan, ThermoLase decided to exit the spa business and, as a result, sold The Greenhouse Spa, located in Arlington, Texas, and the remaining nine Greenhouse day spas. In addition, ThermoLase has begun the process of terminating the physician-licensing program, has terminated or renegotiated the terms of its international joint ventures and licensing arrangements, and is discontinuing certain branded product lines at ThermoLase's Creative Beauty
Innovations, Inc. (CBI) subsidiary (Note 8). ThermoLase expects to complete its restructuring plan by the middle of calendar 2000.
      ThermoLase manufactures and markets skin-care, bath and body products, and markets dietary supplements through CBI. This business represents ThermoLase's principal operations following the sale of the spas and the termination of various licensing agreements.
      The Company's Advanced Technology Research segment performs research primarily in the fields of avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development. The Advanced
Technology Research segment includes the Company's Trex Communications subsidiary. In May 1998, Trex Communications acquired Electro-Magnetic
Processes, Inc. (EMP), which designs, develops, and manufactures ground-based satellite communication systems and develops and integrates telemetry systems used on military aircraft. In November 1998, Trex Communications acquired LNR
Communications, Inc. (LNR), which manufactures electronic subsystems and turnkey earth stations for the satellite communication market. As part of the restructuring plans announced in May 1999, the Company has decided to hold its Trex Communications subsidiary for sale (Note 8).


Overview (continued)

      The Company conducts all of its manufacturing operations, other than those of Trophy, in the United States and sells its products worldwide. The Company anticipates that an increasing amount of its revenues will be from sales to customers outside the United States. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies. The Company may use forward contracts to reduce its exposure to currency fluctuations.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase. Under this plan, the Company and ThermoLase would be merged into and become wholly owned subsidiaries of Thermo Electron (Note 16).

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
      Total revenues increased to $346.1 million in fiscal 1999 from $341.9 million in fiscal 1998. Medical Products segment revenues, excluding intersegment sales, decreased to $238.2 million in fiscal 1999 from $264.1 million in fiscal 1998. Revenues increased $44.8 million as a result of the inclusion for the full fiscal 1999 year of revenues from Trophy, which was acquired in April 1998. Excluding Trophy, Medical Products segment revenues decreased $70.7 million. Revenues primarily decreased due to the termination of an OEM contract with U.S. Surgical, which accounted for $38.0 million of revenues in fiscal 1998; due to lower demand for general purpose X-ray systems, radiographic/fluoroscopic systems, and X-ray imaging systems; and the inclusion in fiscal 1998 of an $9.0 million cardiac catheterization system sale to a Russian customer. This decrease was offset in part by higher demand for mammography systems and mammography system upgrade components. Trex Medical's backlog at October 2, 1999, excluding intersegment orders, decreased to $45.6 million from $58.7 million at October 3, 1998, primarily due to an overall decline in orders of its medical imaging products. As a result of the decline in backlog and based on the volume of bookings in October and November 1999, Trex
Medical expects to report lower comparative sales and operating results in the first quarter of fiscal 2000. Trex Medical believes that this decline in business is due in part to the consolidation of facilities and a reorganization of its distribution system; however, there can be no assurance that this trend will not continue.
      Personal-care Products and Services segment revenues were $36.3 million and $40.1 million in fiscal 1999 and 1998, respectively. ThermoLase earned service revenues of $10.2 million in fiscal 1999, compared with $17.3 million in fiscal 1998. Spa revenues decreased primarily due to the sale and closure of ThermoLase's Greenhouse day spas during fiscal 1999 (Note 8), as well as lower demand and price reductions at ThermoLase's spas while they were in operation.
Revenues from ThermoLase's licensing program decreased in fiscal 1999, compared with fiscal 1998, due to a reduction in the number of participating licensees, a reduction in royalty rates and other changes to the financial terms of the licenses, and a decrease in the number of one-time fees from new licensees.
During fiscal 1999, ThermoLase began to terminate its licensing program, and by the end of calendar 1999 will no longer earn monthly royalties from licensees.
International revenues decreased due to a decline in minimum guaranteed payments recorded upon granting technology rights under international licensing arrangements. During fiscal 1999, ThermoLase terminated or renegotiated the terms of its international licensing arrangements. These decreases in revenues were offset in part by an increase in revenues of $2.2 million from The
Greenhouse Spa, acquired in June 1998, primarily due to increased demand for its custom products. In June 1999, ThermoLase sold The Greenhouse Spa (Note 3).
ThermoLase earned product revenues of $26.1 million in fiscal 1999, compared with $22.8 million in fiscal 1998. Product revenues include beauty product sales at ThermoLase's spas and lasers sold in international and domestic markets.
Product revenues increased due to the introduction of sales of SoftLight lasers in fiscal 1999, as well as an increase in sales of beauty products at the spas.
As a result of the sale of the spa business in June 1999, ThermoLase no longer sells its beauty products at the spas. Product revenues increased, to a lesser extent, due to increased demand for its custom products.


Fiscal 1999 Compared With Fiscal 1998 (continued)
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $71.7 million in fiscal 1999 from $37.7 million in fiscal
1998. Revenues increased $32.3 million due to the inclusion of revenues from EMP, which was acquired in May 1998, and LNR, which was acquired in November
1998. Revenues also increased due to an increase in government contracts.
      The gross profit margin was 25% in fiscal 1999, compared with 38% in fiscal 1998. The Medical Products segment gross profit margin, excluding intersegment sales, decreased to 30% in fiscal 1999 from 43% in fiscal 1998.
Excluding inventory and warranty provisions of $13.9 million (Note 8) the gross profit margin was 35% at the Medical Products segment in fiscal 1999. The gross profit margin decreased primarily due to a lower contribution toward fixed costs as a result of lower sales. The Personal-care Products and Services segment gross profit margin, excluding intersegment sales, was negative 20% in fiscal
1999 compared with a gross profit margin of 9% in fiscal 1998. ThermoLase's service revenues had a negative gross profit of $13.8 million in fiscal 1999, compared with a negative gross profit of $5.0 million in fiscal 1998. This decrease in gross profit was primarily due to increased overhead costs as a result of the assembly of a management team to oversee the spa operations prior to ThermoLase's decision to sell the spa business and increased spa-specific marketing and advertising expenses related to ThermoLase's conversion of its existing spas to Greenhouse day spas prior to their sale. To a lesser extent, the gross profit margin decreased due to a reduction in higher-margin minimum guaranteed payments relating to international licensing arrangements and initial sign-up fees relating to the licensing program. ThermoLase's product revenues had a gross profit margin of 21% in fiscal 1999, compared with 32% in fiscal
1998, primarily due to the write-off of inventory related to exiting certain branded product lines (Note 8) and, to a lesser extent, changes in product mix.
The gross profit margin from the Advanced Technology Research segment, excluding intersegment sales, decreased to 30% in fiscal 1999 from 37% in fiscal 1998. The decrease was primarily due to the inclusion of lower-margin revenues at EMP and LNR.
      Selling, general, and administrative expenses as a percentage of revenues increased to 30% in fiscal 1999 from 27% in fiscal 1998. The Medical Products segment selling, general, and administrative expenses as a percentage of revenues, excluding intersegment sales, increased to 29% in fiscal 1999 from 21% in fiscal 1998, primarily due to the decrease in revenues from existing businesses and the inclusion of a full year of expenses at Trophy, which has higher costs as a percentage of revenues. The Personal-care Products and Services segment selling, general, and administrative expenses decreased to $16.1 million in fiscal 1999 from $22.3 million in fiscal 1998, primarily due the ongoing cost-reduction efforts implemented by ThermoLase during the second half of fiscal 1998. These efforts primarily included reductions in personnel.
This decrease was offset in part by a $1.6 million provision for uncollectible accounts receivable (Note 8), principally for accounts receivable from parties with whom ThermoLase is terminating business relationships.
      Research and development expenses remained flat at $39.7 million in fiscal
1999 and $39.8 million in fiscal 1998. Research and development spending increased primarily due to the inclusion of $5.2 million of expenses at acquired companies, offset in part by reduced spending at Trex Medical primarily for costs associated with full-field digital mammography while Trex Medical evaluated the FDA's latest guidelines for product approval, and a $1.5 million decrease at ThermoLase primarily due to a reduction in the number of outside testing facilities and consultants used, as well as a reduction in payroll costs.
      During fiscal 1999, the Company undertook broad-scale restructuring actions. As a result, the Company recorded restructuring and nonrecurring costs of $76.6 million (Note 8). The Company expects to complete its restructuring actions by the middle of fiscal 2000.
      Interest income decreased to $5.8 million in fiscal 1999 from $12.9 million in fiscal 1998, primarily as a result of lower average invested balances due in part to purchases of Company and subsidiary common stock and due to the funding of losses at ThermoLase. Interest expense decreased to $8.7 million in fiscal 1999 from $9.5 million in fiscal 1998, primarily due to the purchase by the Company of a portion of its subordinated convertible debentures in the fourth quarter of fiscal 1998.


ThermoTrex Corporation                                                          1999 Financial Statements

                                        Forward-looking Statements

Fiscal 1999 Compared With Fiscal 1998 (continued)
      The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by subsidiaries, the Company recorded a gain of $23.8 million in fiscal 1998 (Note 11). This gain represents an increase in the Company's net investment in the subsidiaries and is classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of operations. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control.
Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.
      Equity in loss of joint ventures in the accompanying statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures.
      Other expense in fiscal 1999 represents the write-down of an investment held by ThermoLase to its net realizable value and a charge for impairment of a note receivable (Note 8).
      The effective tax rates reflect the establishment of a valuation allowance for the tax benefit associated with losses arising primarily at ThermoLase and to a lesser extent, Trex Medical, during fiscal 1999 and at ThermoLase during fiscal 1998. The Company establishes valuation allowances in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company believes that it is more likely than not that tax benefits that arose during these periods will not be used prior to their expiration. The effective tax rate in fiscal 1998 exceeded the statutory federal income tax rate primarily due to the ThermoLase valuation allowance and the effect of state income taxes and certain nondeductible expenses, including amortization of cost in excess of net assets of acquired companies, offset in part by the impact of a nontaxable gain on issuance of subsidiary stock.
      The Company recorded minority interest income of $7.9 million in fiscal
1999, compared with minority interest expense of $4.8 million in fiscal 1998, primarily due to losses at Trex Medical in fiscal 1999. The Company is unable to record minority interest income in ThermoLase's net loss because the Company's minority interest related to ThermoLase has been reduced to zero.
      The Company is a defendant in two patent infringement lawsuits (Note 3) and a lawsuit alleging the Company misappropriated certain other technology owned by a third party (Note 10). An unsuccessful resolution of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

Fiscal 1998 Compared With Fiscal 1997
      Total revenues increased 21% to $341.9 million in fiscal 1998 from $282.1 million in fiscal 1997. Medical Products segment revenues, excluding intersegment sales, increased 21% to $264.1 million in fiscal 1998 from $217.9 million in fiscal 1997. Revenues increased $28.3 million as a result of the acquisitions of Trophy in April 1998 and Digitec in October 1997 (Note 3).
Excluding the impact of revenues from acquisitions, Medical Products segment revenues increased 8% in fiscal 1998, primarily due to a $9.0 million shipment to a customer in Russia and, to a lesser extent, an increase in direct and dealer sales of cardiac catheterization laboratories due to higher demand, offset in part by a decrease in international sales of cardiac catheterization laboratories to OEM customers due to shifting from OEM to direct and dealer sales. In addition, increased sales occurred due to higher demand for mammography systems and upgrade components and an agreement to receive a onetime payment of $4.7 million from an OEM customer in lieu of purchasing products for which it had been contractually obligated (Note 13). These increases were offset in part by a decline in sales of general-purpose X-ray systems to international customers, due in part to the strengthening of the U.S. dollar relative to foreign currencies in countries in which Trex Medical operates and an economic crisis in the Far East and a decrease in sales of electrophysiology equipment.
      Personal-care Products and Services segment revenues decreased to $40.1 million in fiscal 1998 from $45.2 million in fiscal 1997. ThermoLase earned revenues from hair-removal services and related activities of $17.3 million in fiscal 1998, compared with $21.0 million in fiscal 1997. The decrease in revenues resulted in part from reduced


Fiscal 1998 Compared With Fiscal 1997 (continued) demand and price reductions at ThermoLase's Spa Thira locations in fiscal 1998 compared with fiscal 1997, offset in part by an increase in the number of U.S.
spas to 14, compared with 13 spas in fiscal 1997. Revenues from ThermoLase's physician-licensing program decreased in fiscal 1998 compared with fiscal 1997, due to a reduction in royalty rates and other changes to the financial terms of the licenses and the termination of two significant licensing contracts, described in the preceding Overview, as well as a decrease in one-time fees due to a decline in the number of new physician licensees. Service revenues included
$2.8 million in fiscal 1998 and $4.2 million in fiscal 1997 for minimum guaranteed payments recorded upon granting technology rights under ThermoLase's international licensing arrangements. Revenues at CBI decreased to $22.8 million in fiscal 1998 from $24.2 million in fiscal 1997, primarily due to a shift by certain of its retail customers away from health- and beauty-aid sales. These decreases were offset in part by the inclusion of $0.8 million of revenues from The Greenhouse Spa, acquired in June 1998 (Note 3).
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $37.7 million in fiscal 1998 from $19.0 million in fiscal
1997. Revenues increased $14.3 million due to the inclusion of revenues for the full period from CCS, acquired in July 1997, and revenues from EMP, acquired in May 1998. In addition, revenues increased due to expanded efforts on certain research and development contracts.
      The gross profit margin was 38% in fiscal 1998, compared with 36% in fiscal 1997. The Medical Products segment gross profit margin, excluding intersegment sales, increased to 43% in fiscal 1998 from 40% in fiscal 1997, primarily due to increased sales of higher-margin products at a majority of Trex
Medical's operating units, as well as the effect on gross profit of $4.7 million due from an OEM described above. To a lesser extent, the gross profit margin at Trex Medical increased due to manufacturing efficiencies. The Personal-care
Products and Services segment gross profit margin, excluding intersegment eliminations, was 9% in fiscal 1998, compared with 20% in fiscal 1997.
ThermoLase's service revenues had negative gross profit of $5.0 million in fiscal 1998, compared with gross profit of $1.4 million in fiscal 1997. Each period was impacted by the operations of the Spa Thira business, which has been operating below maximum capacity as ThermoLase attempted to develop its client base, expand its product lines, and refine its operating procedures. The gross profit decreased in fiscal 1998, primarily due to the decrease in revenues at ThermoLase's Spa Thira locations and the physician-licensing program, as well as increased fixed costs associated with operating more spas in fiscal 1998. This decrease in gross profit was offset in part by the effect of licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In addition, fiscal 1997 was negatively impacted by pre-opening costs incurred in connection with new spa openings. The gross profit margin at CBI was 32% in both periods. The gross profit margin from the Advanced Technology Research segment, excluding intersegment eliminations, was 37% in fiscal 1998, compared with 32% in fiscal
1997. This increase was primarily due to the inclusion of higher-margin revenues at CCS.
      Selling, general, and administrative expenses as a percentage of revenues increased to 27% in fiscal 1998 from 24% in fiscal 1997. The increase was primarily in the Medical Products segment, as a result of the acquisition of Trophy, as well as the effect of the acquisition of CCS in the Advanced
Technology Research segment, both of which have higher costs as a percentage of revenues.
      Research and development expenses increased to $39.8 million in fiscal
1998 from $32.1 million in fiscal 1997, primarily due to increased spending of $7.7 million at Trex Medical, offset in part by decreased spending at ThermoLase. Trex Medical's increases reflect spending to develop and commercialize new products, including the full-field digital mammography system and direct-detection X-ray sensor, enhancing existing systems, and, to a lesser extent, the inclusion of expenses at Trophy. ThermoLase's decrease in spending related primarily to a reduction in the number of outside testing facilities and consultants used, as well as a reduction in payroll costs (Note 8). In addition, research and development expenses at the Company's other businesses increased due to the inclusion of expenses of acquired businesses.
      During fiscal 1998, ThermoLase recorded restructuring costs of $10.2 million, primarily related to closing three of its domestic spas, closing its spa in France, and liquidating the related French joint venture, and relocating its corporate office to its CBI subsidiary in Carrollton, Texas (Note 8).


Fiscal 1998 Compared With Fiscal 1997 (continued)
      During fiscal 1997, Trex Communication wrote off $1.4 million of acquired technology in development in connection with the acquisition of CCS (Note 3).
      Interest income increased to $12.9 million in fiscal 1998 from $4.8 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's November 1997 issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and ThermoLase's August
1997 issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures (Note 8), offset in part by cash used to fund the loss at ThermoLase. Interest expense increased to $9.5 million in fiscal 1998 from $0.8 million in fiscal 1997, primarily due to the issuance of subordinated convertible debentures.
      As a result of the sale of stock by subsidiaries, the Company recorded a gain of $23.8 million in fiscal 1998 (Note 11). This gain represents an increase in the Company's net investment in the subsidiaries and is classified as "Gain on issuance of stock by subsidiaries" in the accompanying statement of operations.
      Equity in loss of joint ventures in the accompanying statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997
(Note 3).
      The effective tax rate exceeded the statutory federal income tax rate in fiscal 1998 primarily due to losses at ThermoLase, which may not be used to offset taxable income at Trex Medical. In addition, the effective tax rate was affected by a nontaxable gain on the issuance of stock by subsidiary, offset in part by the impact of state income taxes and certain nondeductible expenses, including amortization of cost in excess of net assets of acquired companies.
The effective tax rate in fiscal 1998 also reflects the establishment of a valuation allowance for the tax asset associated with previously benefited loss carryforwards and the tax loss arising in fiscal 1998 at ThermoLase. The Company establishes valuation allowances in accordance with the provisions of SFAS No.
109, "Accounting for Income Taxes." The increase in the valuation allowance in fiscal 1998 is a result of ThermoLase's increased operating losses, uncertainty concerning ThermoLase's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset (Note 6). The effective tax rate in fiscal 1997 was below the statutory federal income tax rate primarily due to nontaxable gains on issuances of subsidiary stock, offset in part by the impact of a nondeductible write-off of acquired technology at CCS (Note 3) and the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      Minority interest expense was $4.8 million in fiscal 1998, compared with minority interest income of $1.3 million in fiscal 1997, primarily due to the Company's inability to record minority interest income in ThermoLase's net loss, because the Company's minority interest liability related to ThermoLase has been reduced to zero. In addition, minority interest expense increased in fiscal 1998 due to an increase in Trex Medical's net income and its higher minority ownership percentage following its February 1998 stock offering.

Liquidity and Capital Resources

      Consolidated working capital was $192.5 million at October 2, 1999, compared with $261.7 million at October 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $83.7 million at October 2, 1999, compared with $165.2 million at October 3, 1998. Of the $83.7 million balance at October 2, 1999, $9.5 million was held by the Company's majority-owned subsidiaries, and the remainder was held by the Company and its wholly owned subsidiary. In addition, as of October 2, 1999, the Company had $39.0 million invested in an advance to Thermo Electron. Of the $39.0 million balance, $28.9 million was advanced by the Company's majority-owned subsidiaries and the remainder by the Company and its wholly owned subsidiaries. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents.
      Net cash used in operating activities during fiscal 1999 was $30.2 million. Cash was primarily used to fund the Company's loss, excluding noncash items. A decrease in accounts receivable provided $20.5 million of cash during the year, due primarily to lower revenues at Trex Medical and, to a lesser extent, improved collections at the Advanced


Liquidity and Capital Resources (continued)

Technology segment. Cash of $10.0 million was used by an increase in other assets primarily as a result of an increase in prepaid and refundable income taxes resulting from the tax benefit for the period. Cash of $14.3 million was provided by an increase in other current liabilities, primarily due to restructuring costs recorded during fiscal 1999, which were not paid as of
October 2, 1999 (Note 8). Of the total restructuring costs accrued as of October
2, 1999, as well as future costs that will be incurred in fiscal 2000, the
Company expects to pay $14.4 million in fiscal 2000 and $10.3 million in fiscal
2001 and thereafter through the expiration of various leases in fiscal 2014. The timing of these cash payments will be affected by the terms of any subleases or settlement arrangements with landlords. The Company expects to expend $2.0 million in the future for accrued acquisition expenses, including $1.6 million in the first half of fiscal 2000 and the remainder over the term of leases expiring primarily through fiscal 2001.
      In connection with the acquisition of U.S. Surgical by Tyco International,
Ltd., and U.S. Surgical's decision to focus on other areas of its business, Trex
Medical has committed to purchase inventories that had been sold to U.S.
Surgical in prior periods. Estimated payments under the purchase obligation, which aggregates approximately $5.5 million, are as follows: $3.9 million in fiscal 2000 and $1.6 million in fiscal 2001.
      Excluding available-for-sale investments and advance to affiliate activity, the Company's primary investing activities consisted of an acquisition and capital expenditures. The Company expended $18.8 million, net of cash acquired, for an acquisition (Note 3). The Company expended $14.6 million for property, plant, and equipment during fiscal 1999. The Company expects to make capital expenditures of approximately $6.0 million during fiscal 2000.
      In November 1999, the Company agreed to purchase the outstanding shares of
Trex Communications that it did not already own for $4.00 per share. The Company expects that the total cash outlay for purchasing the minority interest in Trex
Communications as well as settling an obligation to deliver cash or shares of
Trex Communications in connection with a fiscal 1999 acquisition (Note 3) will be approximately $18 million. In December 1999, the Company sold the CCS subsidiary of Trex Communications for $8.0 million in cash and a $2.0 million note receivable due in December 2004 (Note 18). The sale is subject to a post-closing adjustment based on a determination of net working capital of CCS at the date of sale. Also, subsequent to year end, Trex Medical sold a building for $3.3 million in cash and a small operating division for $0.4 million in cash.
      The Company's financing activities provided $19.1 million of cash during fiscal 1999. In June 1999, the Company sold shares of its common stock to Thermo
Electron for proceeds of $41.8 million. During this period, two of the Company's majority-owned subsidiaries expended $24.1 million to purchase their own securities. These purchases were funded from working capital. As of October 2,
1999, an additional $2.4 million may be purchased through December 1999 under a subsidiary's authorization from its Board of Directors.
      In October 1999, the American Stock Exchange (the Exchange) notified
ThermoLase that if ThermoLase did not have a definitive agreement to merge with
Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting ThermoLase's shares from the
Exchange due to a possible failure to meet listing requirements. Holders of
ThermoLase's subordinated convertible debentures would be entitled to have their debentures redeemed by ThermoLase if ThermoLase's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United
States. As a result of the agreement to merge with Thermo Electron, described in
Note 16, ThermoLase expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal 1999 balance sheet.
      The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.
Thermo Electron has expressed its willingness to lend Trex Medical up to $10 million for short-term liquidity should the need arise. ThermoLase has an obligation to pay $40.5 million, in the aggregate, to the holders of redemption rights if all of the holders thereof exercise their redemption rights in April
2001


Liquidity and Capital Resources (continued)

when such rights become exercisable. ThermoLase does not have sufficient funds to satisfy these obligations. The Company has agreed to reimburse Thermo
Electron, the guarantor of this obligation, in the event that Thermo Electron needs to make a payment on such guaranty. The exercise of the redemption rights would adversely affect the Company's liquidity in fiscal 2001.
      Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may consider acquiring one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance acquisitions of businesses, if any, at its majority-owned and wholly owned subsidiaries through a combination of internal funds and/or short-term borrowings from Thermo
Electron, although it has no agreement to ensure that funds will be available from Thermo Electron on acceptable terms or at all.

Market Risk

      The Company is exposed to market risk from changes in equity prices, interest rates, and foreign currency exchange rates, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Equity Prices
      The Company's convertible obligations are sensitive to fluctuations in the price of Company or subsidiary common stock into which the obligations are convertible. In addition, common stock of subsidiary subject to redemption is sensitive to fluctuations in the price of ThermoLase units. Changes in equity prices would result in changes in the fair value of the Company's convertible obligations and common stock of subsidiary subject to redemption due to the difference between the current market price and the market price at the date of issuance of the financial instrument. A 10% increase in the fiscal year-end 1999 and 1998 market equity prices would result in a negative impact of $4.3 million and $24.4 million, respectively, on the net fair value of the Company's price-sensitive equity financial instruments. The change in the net fair value from fiscal 1998 to 1999 is primarily due to a decrease in the market price of the Company's and ThermoLase's common stock relative to the conversion price of the debentures.

Interest Rates
      The Company's available-for-sale investments and long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase or issuance of the financial instrument. A 10% decrease in fiscal year-end 1999 and 1998 market interest rates would result in a negative impact of $1.6 million and $1.7 million, respectively, on the net fair value of the Company's interest sensitive financial instruments.

Foreign Currency Exchange Rates
      The Company views its investment in its foreign subsidiaries as long-term.
The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in French francs. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is recorded as a separate component of shareholders' investment. A 10% depreciation in fiscal year-end 1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of the Company's shareholders' investment of $3.4 million and $4.2 million, respectively.


Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act. The Company continues to assess the potential impact of the year 2000 date recognition issue on the Company's internal business systems, products, and operations. The
Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, if necessary, for the Company's current products and certain discontinued products; (iii) assessing the year 2000 readiness of its key suppliers and vendors; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and non-information technology systems will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and non-information technology systems for year 2000 compliance, has been substantially completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical non-information technology systems, which efforts included testing the year 2000 readiness of its manufacturing, utility, and telecommunications systems at its critical facilities. During phase two of its program, the Company remediated any material noncompliant systems or non-information technology systems identified during phase one. The Company has upgraded or replaced its material noncompliant information technology systems.
In many cases, such upgrades or replacements were made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements.
There can be no assurance that the Company has identified all of the year 2000 problems with its critical information technology systems and facilities.
      The Company has also tested and evaluated the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all such material products are year 2000 compliant or not date sensitive.
However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. Certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant nor capable of being upgraded to make them year 2000 compliant. The Company has made upgrades and/or has potential solutions for all currently supplied products available to customers or dealers.
      The Company has assessed the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations. As part of this effort, the Company developed and distributed questionnaires relating to year 2000 compliance to its significant suppliers and vendors. No significant supplier or vendor has indicated that it believes its business operations will be materially disrupted by the year 2000 issue.

Contingency Plan
      The Company has developed a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 problems.
The plan identifies and secures alternate suppliers. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. Year 2000 costs relating to products and facilities were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have been expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.


Year 2000

Reasonably Likely Worst Case Scenario
      At this point in time, the Company is not able to determine the most reasonably likely worst case scenario to result from the year 2000 issue. One possible worst case scenario would be that certain of the Company's material suppliers or vendors experience business disruptions due to the year 2000 issue and are unable to provide materials and services to the Company on time. The
Company's operations could be delayed or temporarily shut down, and it could be unable to meet its obligations to customers in a timely fashion. The Company's business, operations, and financial condition could be adversely affected in amounts that cannot be reasonably estimated at this time. If the Company believes that any of its key suppliers or vendors may not be year 2000 compliant, it will seek to identify and secure other suppliers or vendors as part of its contingency plan.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware.
In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue, and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.



ThermoTrex Corporation                                                          1999 Financial Statements

                                        Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important risk factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in fiscal 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Need for Continued Product Development; No Assurance of Commercialization of Products Under Development. Many of the industries the Company competes in are subject to rapid and significant technological change and evolving industry standards necessitating ongoing product development. The development and commercialization of new technologies and the introduction of new products and services can render existing products and services obsolete or unmarketable.
There can be no assurance that the Company will be successful in selecting, developing, manufacturing, and marketing new products or enhancing its existing products or that developments by other companies will not render its existing products or technologies obsolete or noncompetitive.
      A number of the Company's potential products are currently under development. There are a number of technological challenges that the Company must successfully address to complete any of its development efforts on these products. Some of these products will require significant additional research and development, as well as successful efforts to commercialize such products.
There can be no assurance that any of the products currently being developed by the Company, or those to be developed in the future by the Company, will be technologically feasible or accepted by the marketplace, or that any such development will be completed in any particular time frame.
      The Company has developed several of its core technologies in connection with government-sponsored research and development. The Company is seeking government funding for further applications of these core technologies, but there can be no assurance that such funding can be obtained on favorable terms, if at all. In addition, the Company does not expect that government funding will be sufficient to complete the development of the Company's proposed commercial products based on these core technologies.

      Difficulty in Retaining Qualified Management and Personnel. ThermoLase has had difficulty in retaining management, technical, marketing, and sales personnel, due in part to the relocation of ThermoLase headquarters to Carrollton, Texas. ThermoLase's future success depends in part on whether
ThermoLase can attract and retain highly qualified management, technical, marketing, and sales personnel. ThermoLase faces significant competition for the services of such personnel. There can be no assurance that ThermoLase will attract and retain personnel with the background and expertise necessary to support the development of ThermoLase's continuing business. The failure to hire and retain such personnel could materially adversely affect the financial position and results of operations of ThermoLase.

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

      Government Regulation; No Assurance of Regulatory Approvals. The Company's products are subject to regulation by the United States Food and Drug
Administration (FDA) regulations governing the use and marketing of medical devices and equivalent regulations in foreign countries. The use or sale of certain of the Company's commercial products under development will require approvals by other government agencies, such as the Federal Aviation
Administration. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls or seizures of products, injunctions, and criminal prosecutions. Obtaining regulatory approvals is a lengthy, expensive, and uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy.
      Most of Trex Medical's products have been classified by the FDA as Class
II medical devices and have been eligible for FDA marketing clearance pursuant to the FDA's 510(k) premarket notification process, which is generally shorter than the more involved premarket approval (PMA) process. The 510(k) premarket notification process analyzes whether a product is substantially equivalent to (or as safe and effective as) a device marketed before May 28, 1976, the enactment date of the Medical Device Amendments that govern the marketing of medical devices. Trex Medical believes that most of its currently anticipated future products and substantial modifications to existing products will be eligible for the 510(k) premarket notification process. However, the FDA has not yet classified full-field digital mammography systems such as the one being developed by Trex Medical. In December 1997, Trex Medical submitted a 510(k) application with clinical data for its full-field digital mammography system. In
August 1999, Trex Medical received a letter from the FDA notifying Trex Medical that based on the data provided, Trex Medical's full-field digital mammography system was not substantially equivalent to analog, or "film screen," mammography. In September, Trex Medical received a letter from the FDA indicating that the FDA believes that a PMA application, followed by significant post-approval screening trials, may be a more viable option for obtaining clearance to market a full-field digital mammography system. Trex Medical is reevaluating its strategy based on this new information from the FDA. For example, Trex Medical may incorporate the data that formed the basis of its 510(k) submission into a PMA submission. After submission, Trex Medical may implement various design and engineering changes that may require additional preapproval clinical trials. However, there can be no assurance that Trex
Medical will be able to provide the FDA with the data it is seeking or that such data will be sufficient to permit the FDA to clear Trex Medical's full-field digital mammography system for marketing. Regardless of whether a 510(k) or a PMA is finally accepted by the FDA, there can be no assurance that the product will ultimately receive FDA marketing clearance or approval. Further, there can be no assurance that the necessary regulatory clearances for any of Trex
Medical's other products currently under development or developed in the future will be obtained on a timely basis, if at all.


      In addition, full-field digital mammography systems will be subject to alternative quality assurance standards under the Mammography Quality Standards
Act. These alternate standards will be submitted by Trex Medical to the FDA for review. Trex Medical can make no prediction as to when the FDA will approve such standards, if at all.
      FDA regulations also require manufacturers of medical devices to adhere to current good manufacturing practices as set forth in the Quality System
Regulation (QSR). These include testing, quality control, and documentation procedures. Enforcement of QSRs has increased significantly in the last several years and is generally stricter for facilities where PMA products are manufactured. If Trex Medical or any of its facilities was determined to be in noncompliance, and it was not possible to convince the FDA of the adequacy of compliance, the FDA could impose penalties or other remedies, including a recall or temporary suspension of product shipments or withholding of marketing clearances or approvals until compliance was achieved. These penalties or remedies could have a material adverse effect on Trex Medical's business and results of operations. No assurances can be given that the FDA will not in the future find Trex Medical to be in violation of the QSRs or that equivalent agencies in foreign countries will not in the future find Trex Medical to be in violation of such equivalent regulations.
      Trex Medical's manufacturing facilities are subject to periodic inspection by the FDA. The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.
      The laser used in the SoftLight hair-removal and skin-resurfacing process must comply with FDA regulations governing the use and marketing of medical devices. ThermoLase's hair-removal system received FDA clearance in April 1995 and its SoftLight Laser Peel skin-resurfacing procedure received FDA clearance in May 1998. In addition, ThermoLase is subject to regulatory requirements in foreign countries where ThermoLase conducts its business or advertises its services and products. Obtaining regulatory approvals is a lengthy, expensive, and an uncertain process. There can be no assurance that foreign regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy. For example, in 1996, ThermoLase established a joint venture to commercialize the SoftLight laser hair-removal process in Japan and, in 1999, withdrew its application seeking the approval of the Japanese Ministry of Health to commercialize the SoftLight process in Japan.
      Most of CBI's products are classified as cosmetics, which are regulated by the FDA, and are subject to inspection by the FDA. Furthermore, CBI manufactures a few preparations, principally sunscreens and skin-bleaching agents, that are classified as over-the-counter drugs, and CBI has an FDA license for this purpose. This license requires, among other things, that CBI adheres to the FDA's Good Manufacturing Practices procedures for finished pharmaceuticals, and subjects CBI's facility to inspection by the FDA. CBI also markets nutritional supplements that are also subject to FDA regulations.
      The FDA also imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting. The FDA may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects.
Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

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

      Intense Competition. ThermoLase faces intense competition in the market for personal-care products and services. Competition limits the prices
ThermoLase is able to charge for its products.
      Trex Medical encounters and expects to continue to encounter intense competition. Trex Medical believes that its products compete on the basis of product features, product performance and reputation, price, and service. Trex
Medical's competitors include large multinational corporations and their operating units, including GE Medical Systems, the Philips Medical Systems subsidiary of Philips N.V., Siemens AG, Toshiba, Shimadzu Corporation, Picker
International, Inc., and United States Surgical Corporation. These companies and certain of Trex Medical's other competitors have substantially greater financial, marketing, and other resources than Trex Medical. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than Trex Medical. In addition, Trex Medical competes outside the U.S. with Planmeca OY, Sirona Dental Systems, and the Soredex division of
Orion Corporation. In the U.S., the Dental Imaging segment's competitors include
Schick Technologies, Inc., Dexis, the Gendex and New Image divisions of DENTSPLY
International, Inc., Sygnus Imaging, and the Dent-X subsidiary of AFP Imaging
Corporation.
      Trex Communications is engaged in segments of the telecommunications industry that are extremely competitive. Its EMP and LNR units serve the infrastructure segment of the global space industry by providing satellite ground stations and related components. They compete with a number of companies that have greater financial, technical, marketing, and other resources than Trex
Communications. EMP's major competitors include Datron/Transco Inc. and the Communications and Tracking Systems division of Scientific Atlanta Inc. LNR's primary competitors include SSE Telecom, Inc., Advent Communications Limited,
Wahlberg-Selin AB, Miteq, Inc., Comtech Telecommunications Corporation, and RSI
Anghel Laboratories, a subsidiary of TBG Industries, Inc. EMP and LNR both compete primarily on the basis of product features, product performance, and price.

      Intellectual Property Rights, Uncertainties, and Litigation. The Company places considerable importance on obtaining patent and trade secret protection for significant new technologies, products, and processes because of the length of time and expense associated with bringing new products through development and the regulatory approval process to the marketplace. Proprietary rights relating to the Company's products will be protected from unauthorized use by third parties only to the extent that they are covered by enforceable patents or are maintained in confidence as trade secrets. Certain technology that may be used in the Company's products is not covered by any patent or patent application and, therefore, may be the subject of ownership disputes. The
Company generally relies on trade secrecy agreements to protect such technology, but there can be no assurance that such agreements will provide meaningful protection or that others will not independently develop substantially equivalent technology. There can be no assurance that patent applications covering the Company's products will be successfully filed or that patents will ultimately issue. Further, even if patents are issued, the protection afforded by such patents and the Company's existing patents will depend upon their scope and validity. In addition, there can be no assurance that the Company's patents will not be challenged. There may be patents or other intellectual property rights owned by others, which if infringed by the Company would permit the owner to prevent the Company from making, selling, or using the affected product or process and to be entitled to damages for past infringement. ThermoLase has from time to time received allegations that the SoftLight process infringes the intellectual property rights of others, and may receive similar allegations in the future. Protection and defense of intellectual property rights may involve the commitment of large amounts of time and financial resources. Furthermore, the government retains a non-exclusive, royalty-free license to use technology developed under government contracts, for government purposes. If the Company decides not to pursue further development of government-sponsored technology, the government could, in certain circumstances, transfer that technology to a third party.

      In April 1992, Fischer Imaging Corporation commenced a lawsuit in the
United States District Court, District of Colorado, against Trex Medical's Lorad division, alleging that Lorad's prone breast-biopsy system infringes a Fischer patent on a precision mammographic needle-biopsy system. In April 1998, Fischer filed a second lawsuit in the same court against Lorad, alleging that its manufacture of breast-imaging equipment and breast-biopsy systems incorporating a digital-imaging system, which includes Lorad's prone breast-biopsy system, infringes a second Fischer patent on a motorized mammographic biopsy apparatus, which was issued April 7, 1998. Each of these suits requests a permanent injunction, treble damages, and attorneys' fees and expenses. These two lawsuits have been consolidated into a single lawsuit. If Trex Medical is unsuccessful in defending this lawsuit, it may be enjoined from manufacturing and selling its Trex Universal Breast Biopsy System (formerly called the StereoGuide) without a license from Fischer. No assurance can be given that Trex Medical will be able to obtain such a license, if required, on commercially reasonable terms, if at all. In addition, Trex Medical may be subject to damages for past infringement.
No assurance can be given as to whether Trex Medical will be subject to such damages or the amount of damages that Trex Medical may be required to pay.
      On October 20, 1998, a former employee of Trex Medical filed a lawsuit against the Company and Trex Medical alleging theft of trade secrets related to the high-transmission cellular (HTC)(TM) grid, a component for some of Trex
Medical's mammography systems.
      Trex Medical's Trophy division is party to a lawsuit in the United States
District Court for the Eastern District of New York against Schick Technologies,
Inc., alleging infringement of a Trophy patent relating to dental X-ray apparatus. Schick has filed a counterclaim against Trophy alleging infringement of a Schick patent that also relates to dental X-ray apparatus. Each of the parties is seeking a declaration that the opposing party's patent is invalid, a permanent injunction, treble damages, and attorneys' fees and expenses.
      The unfavorable outcome of any one or more of the above described matters could have a material adverse effect on the Company's business, results of operations, and financial position. The Company's competitors and other parties hold other various patents and patent applications in the fields in which the Company operates. There can be no assurance that the Company will not be found to have infringed third-party patents and, in the event of such infringement, the Company may be required to alter its products or processes, pay licensing fees, or cease making and selling any infringing products and pay damages for past infringement.

      Operating Losses at ThermoLase. ThermoLase incurred losses of $93.3 million, $41.2 million, $12.4 million, $1.4 million, and $1.7 million in fiscal
1999, 1998, 1997, 1996, and 1995, respectively. There can be no assurance that ThermoLase will achieve profitable operations in any future period.

      Potential for Customer Claims; Product Liability. ThermoLase has received complaints from several of its physician licensees, joint venture partners, and consumers stating that the SoftLight hair-removal process has not met their expectations. Some of these parties have filed lawsuits with respect to such complaints. ThermoLase may receive similar allegations and/or become subject to similar lawsuits in the future. There can be no assurance that additional litigation relating to such claims will not be brought against ThermoLase, or that ThermoLase would prevail in any or all such cases, if brought. Neither the Company nor ThermoLase has insurance coverage for such claims. In addition, the laser hair-removal and skin-resurfacing market involves the treatment of persons who could be harmed by or have an adverse reaction to the SoftLight laser resulting in liability claims against ThermoLase. Such claims could result in damages against ThermoLase and negative publicity. ThermoLase currently carries general liability, product liability, and other insurance coverage. There can be no assurance that such coverage will be adequate to cover all losses arising from such claims or that in the future such insurance will be available to ThermoLase at reasonable cost or at all.
      Trex Medical's business exposes it to potential product liability claims, which are inherent in the manufacturing, marketing, and sale of medical devices, and as such Trex Medical may face substantial liability to patients for damages resulting from the faulty design or manufacture of products. Trex Medical currently maintains product liability insurance, but there can be no assurance that this insurance will provide sufficient coverage in the event of a claim, that Trex Medical will be able to maintain such coverage on acceptable terms, if at all, or that a product-liability claim would not materially adversely affect the business or financial condition of Trex Medical.



      Risks Associated with Acquisition Strategy. The Company's strategy has included the acquisition of businesses that complement or augment the Company's existing products and services. There can be no assurance that the Company will be able to successfully integrate any acquired businesses.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 problems will not have a material adverse impact on the Company's business, operations, or financial condition. Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. As discussed above, if any of the Company's material suppliers or vendors experience business disruptions due to year 2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue, and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a material adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.



ThermoTrex Corporation                                                          1999 Financial Statements

                                      Selected Financial Information

                                                                                                     Nine
                                                                                                   Months
                                                             Year Ended                          Ended (e)
                                       -------------------------------------------------------------------
(In thousands except per share          Oct. 2,     Oct. 3,   Sept. 27,   Sept. 28,  Sept. 30,  Sept. 30,
amounts)                              1999 (a)     1998 (b)   1997 (c)     1996 (d)       1995       1995
------------------------------------- ---------- ----------- ----------- ----------- ---------- ----------
                                                                                     (Unaudited)
Statement of Operations Data
Revenues                              $ 346,147   $ 341,858   $ 282,121   $ 182,029   $111,610   $  86,531
Income (Loss) Before Provision         (142,421)     16,591      10,618      48,292     38,895      37,891
 for Income  Taxes, Minority
 Interest, and Extraordinary
 Item
Net Income (Loss)                      (123,828)     (2,613)      8,441      42,575     36,658      36,341
Earnings (Loss) per Share:
 Basic                                   (6.24)        (.14)        .44        2.23       2.66        1.92
 Diluted                                 (6.24)        (.14)        .43        2.16       2.60        1.87

Balance Sheet Data
Working Capital                       $ 192,463   $ 261,677   $ 202,276   $ 127,863              $ 103,297
Total Assets                            483,355     595,706     450,117     320,222                230,781
Long-term Obligations                   204,170     204,645     115,000           -                      -
Common Stock of Subsidiary               40,500      40,500      40,500           -                      -
 Subject to Redemption
Shareholders' Investment                 57,457     149,587     176,135     205,079                162,388

(a) Reflects restructuring and related costs of $100.2 million and the November
    1998 acquisition of LNR.
(b) Reflects the April 1998 acquisition of Trophy, issuance of stock by subsidiaries, which resulted in nontaxable gains of $23.8 million; reflects restructuring costs of $10.2 million; and $5.9 million for the establishment of a tax valuation allowance. Also reflects the Company's issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and an extraordinary gain of $3.0 million, net of taxes.
(c) Reflects the July 1997 acquisition of CCS and the issuance of stock by a subsidiary, which resulted in nontaxable gains of $7.9 million. Also reflects the issuance by ThermoLase of $115.0 million principal amount of 4
    3/8% subordinated convertible debentures, the issuance of an $11.0 million promissory note to Thermo Electron, and the reclassification of $40.5 million to "Common stock of subsidiary subject to redemption" from "Shareholders' investment" and "Minority interest" due to ThermoLase's stock exchange transaction.
(d) Reflects the May 1996 and September 1996 acquisitions of XRE and
    Continental, respectively, and the issuance of stock by subsidiaries, which resulted in nontaxable gains of $39.1 million.
(e) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.






ThermoTrex Corporation                                                                 1997 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TKN. The following table sets forth the high and low sales prices of the Company's common stock for fiscal 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                    Fiscal 1999               Fiscal 1998
                                                             ---------------------   --------------------
Quarter                                                       High         Low        High       Low
------------------------------------------------------------ ---------- ------------ ---------- ---------

First                                                        $13 7/8    $  8 1/8   $28 1/8     $21 3/4
Second                                                         8 13/16     5 5/16   23 1/4      17
Third                                                          8 11/16     5 1/4    21 7/8      17 1/8
Fourth                                                         9 1/4       6        18 15/16    12 1/2

      As of October 29, 1999, the Company had 441 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on October 29, 1999, was $7 1/16 per share.
      Common stock of the Company's majority-owned public subsidiaries is traded on the American Stock Exchange: ThermoLase Corporation (TLZ) and Trex Medical
Corporation (TXM).

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