Form 10-K/A, Exhibit 13
period 1999-10-02
THERMOTREX CORP
filed 2000-05-09
CIK 875316

Exhibit 13


















                                          ThermoTrex Corporation

                                    Consolidated Financial Statements

                                             Fiscal Year 1999

ThermoTrex Corporation                                                           1999 Financial Statements

                                   Consolidated Statement of Operations

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands except per share amounts)                         October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Revenues (Notes 7 and 13)
 Product revenues                                                $  65,759       $  30,248       $ 19,725
 Contract revenues                                                  22,423          24,219         17,788
 Service revenues                                                   19,815          23,329         26,704
                                                                 ---------       ---------       --------

                                                                   107,997          77,796         64,217
                                                                 ---------       ---------       --------

Costs and Operating Expenses:
 Cost of product revenues (Note 8)                                  47,054          15,909          9,710
 Cost of contract revenues                                          19,705          19,598         13,960
 Cost of service revenues                                           26,893          25,030         24,620
 Selling, general, and administrative expenses (Notes 7 and 8)      34,074          36,022         29,421
 Research and development expenses                                   7,311           7,409          7,362
 Restructuring and nonrecurring costs (Notes 3 and 8)               66,730          10,155          1,400
                                                                 ---------       ---------       --------

                                                                   201,767         114,123         86,473
                                                                 ---------       ---------       --------

Operating Loss                                                     (93,770)        (36,327)       (22,256)

Interest Income                                                      5,237          10,352          2,857
Interest Expense (includes $604, $511, and $197 to                  (8,449)         (9,479)          (835)
 parent company; Note 7)
Gain on Issuance of Stock by Subsidiary (Note 11)                        -               -          5,929
Equity in Loss of Joint Ventures (Note 3)                             (200)         (1,203)          (700)
Other Expense (Note 8)                                              (5,666)              -              -
                                                                 ---------       ---------       --------

Loss from Continuing Operations Before Income Taxes,              (102,848)        (36,657)       (15,005)
 Minority Interest, and Extraordinary Item
Income Tax (Provision) Benefit (Note 6)                             (1,474)         (5,610)         6,596
Minority Interest (Expense) Income                                     (90)            278          3,915
                                                                 ---------       ---------       --------

Loss from Continuing Operations Before Extraordinary Item         (104,412)        (41,989)        (4,494)
Income (Loss) from Discontinued Operations (net of income          (19,416)         36,367         12,935
 tax (provision) benefit of $11,978, $(11,636), and
 $(12,790); Note 18)                                             ---------       ---------       --------

Income (Loss) Before Extraordinary Item                           (123,828)         (5,622)         8,441
Extraordinary Item, Net of Income Taxes of $1,692 (Note 9)               -           3,009              -
                                                                 ---------       ---------       --------

Net Income (Loss)                                                $(123,828)      $  (2,613)      $  8,441
                                                                 =========       =========       ========

Basic and Diluted Loss per Share from Continuing Operations      $   (5.26)      $   (2.24)      $   (.23)
                                                                 =========       =========       ========

Basic and Diluted Earnings (Loss) per Share (Note 15)            $   (6.24)      $    (.14)      $    .44
                                                                 =========       =========       ========

Basic and Diluted Weighted Average Shares (Note 15)                 19,851          18,704         19,210
                                                                 =========       =========       ========

The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                           1999 Financial Statements

                                        Consolidated Balance Sheet
(In thousands)                                                                   October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Assets
Current Assets:
 Cash and cash equivalents (includes $112,480 under repurchase                     $ 11,483      $ 114,398
   agreement with parent company in fiscal 1998)
 Advance to affiliate                                                                30,199              -
 Available-for-sale investments, at quoted market value                              64,174          8,076
   (amortized cost of $64,169 and $8,086; Note 2)
 Accounts receivable, less allowances of $2,444 and $1,004 (Note 8)                  15,181         14,744
 Unbilled contract costs and fees                                                    14,606          5,833
 Inventories (Note 8)                                                                12,363          9,955
 Deferred tax asset                                                                   4,310          7,509
 Prepaid expenses and other assets                                                    6,059          2,736
 Net assets of discontinued operations (Note 18)                                     65,349        121,644
                                                                                   --------      ---------

                                                                                    223,724        284,895
                                                                                   --------      ---------

Property, Plant, and Equipment, at Cost, Net (Note 8)                                14,759         41,412
                                                                                   --------      ---------

Other Assets                                                                         10,703         14,929
                                                                                   --------      ---------

Cost in Excess of Net Assets of Acquired Companies (Notes 3 and 8)                   28,233         33,593
                                                                                   --------      ---------

Long-term Net Assets of Discontinued Operations (Note 18)                            92,159         62,300
                                                                                   --------      ---------

                                                                                   $369,578      $ 437,129
                                                                                   ========      =========



ThermoTrex Corporation                                                           1999 Financial Statements

                                  Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                              October 2,    October 3,
                                                                                       1999          1998
------------------------------------------------------------------------------ ------------- -------------

Liabilities and Shareholders' Investment
Current Liabilities:
 Current maturities of long-term obligations (Note 9)                              $  1,448      $       -
 Accounts payable                                                                     7,011          7,062
 Accrued payroll and employee benefits                                                4,294          3,541
 Accrued warranty costs                                                                 285          2,350
 Accrued restructuring costs (Note 8)                                                19,013          5,153
 Payable for acquired company                                                         5,000              -
 Other accrued expenses (Notes 3 and 8)                                              17,047          9,266
 Due to parent company and affiliated companies                                         763          4,438
                                                                                   --------      ---------

                                                                                     54,861         31,810
                                                                                   --------      ---------

Deferred Income Taxes                                                                 2,096          5,983
                                                                                   --------      ---------

Deferred Lease Liability                                                                233          1,172
                                                                                   --------      ---------

Long-term Obligations:
 Subordinated convertible debentures (includes $18,225                              203,948        203,948
   and $14,500 of related-party debt; Note 9)
 Other                                                                                   45             66
                                                                                   --------      ---------

                                                                                    203,993        204,014
                                                                                   --------      ---------

Common Stock of Subsidiary Subject to Redemption (Note 1)                            40,500         40,500
                                                                                   --------      ---------

Minority Interest                                                                     8,337          6,127
                                                                                   --------      ---------

Commitments and Contingencies (Notes 3, 7, 8, and 10)

Shareholders' Investment (Notes 4 and 5):
 Common stock, $.01 par value, 50,000,000 shares authorized;                            233            196
   23,302,518 and 19,590,446 shares issued
 Capital in excess of par value                                                     109,043         73,293
 Retained earnings (accumulated deficit)                                            (28,844)        94,984
 Treasury stock at cost, 933,421 and 929,100 shares                                 (20,877)       (20,944)
 Accumulated other comprehensive items (Note 14)                                          3             (6)
                                                                                   --------      ---------

                                                                                     59,558        147,523
                                                                                   --------      ---------

                                                                                   $369,578      $ 437,129
                                                                                   ========      =========





The accompanying notes are an integral part of these consolidated financial statements.

ThermoTrex Corporation                                                           1999 Financial Statements

                                   Consolidated Statement of Cash Flows

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Operating Activities
 Net income (loss)                                               $(123,828)      $  (2,613)      $  8,441
 Adjustments to reconcile net loss to loss from
   continuing operations:
     (Income) loss from discontinued operations (Note 18)           19,416         (36,367)       (12,935)
                                                                 ---------       ---------       --------

 Loss from continuing operations                                  (104,412)        (38,980)        (4,494)
 Adjustments to reconcile loss from continuing
   operations to net cash used in operating
   activities:
     Depreciation and amortization                                   8,278           7,790          4,672
     Provision for losses on accounts receivable (Note 8)            1,900             273             81
     Gain on issuance of stock by subsidiaries (Note 11)                 -               -         (5,929)
     Gain on repurchase of subordinated convertible                      -          (4,701)             -
       debentures (Note 9)
     Minority interest expense (income)                                 90            (278)        (3,915)
     Increase (decrease) in deferred income taxes                   (3,887)          9,647         (4,308)
     Noncash restructuring costs (Note 8)                           43,906           4,193              -
     Equity in loss of joint ventures (Note 3)                         200           1,203            700
     Other noncash items (Note 8)                                    8,257             930          2,505
     Changes in current accounts, excluding the
       effects of acquisitions and disposition:
        Accounts receivable                                            613            (319)        (3,803)
        Inventories and unbilled contract costs and fees            (4,245)         (4,827)          (982)
        Other current assets                                         2,610            (651)        (4,400)
        Accounts payable                                               143          (3,558)           329
        Other current liabilities (Note 8)                          11,996           9,217          7,310
                                                                 ---------       ---------       --------

          Net cash used in continuing operations                   (34,551)        (20,061)       (12,234)
          Net cash provided by (used in)                             4,325         (17,989)        (1,838)
            discontinued operations                              ---------       ---------       --------

          Net cash used in operating activities                  $ (30,226)      $ (38,050)      $(14,072)
                                                                 ---------       ---------       --------



ThermoTrex Corporation                                                           1999 Financial Statements

                             Consolidated Statement of Cash Flows (continued)

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Investing Activities
 Acquisitions, net of cash acquired (Note 3)                     $ (18,759)      $  (7,207)      $(10,712)
 Advances to affiliate, net                                        (30,199)              -              -
 Purchases of available-for-sale investments                       (65,000)         (4,000)       (10,400)
 Proceeds from sale and maturities of                                8,000          13,400         44,000
   available-for-sale investments
 Purchases of property, plant, and equipment                       (10,559)         (6,108)       (21,427)
 Advances under notes receivable to related parties (Note 7)             -          (4,667)             -
 Reduction (investment) in other assets                                907            (675)        (1,200)
 Other                                                               1,638            (827)           595
                                                                 ---------       ---------       --------

          Net cash provided by (used in)                          (113,972)        (10,084)           856
            continuing operations
          Net cash used in discontinued operations                 (12,535)        (39,340)        (6,021)
                                                                 ---------       ---------       --------

          Net cash used in investing activities                   (126,507)        (49,424)        (5,165)
                                                                 ---------       ---------       --------

Financing Activities
 Net proceeds from issuance of subordinated                              -         121,814        112,551
   convertible debentures (Note 9)
 Purchase of subordinated convertible debentures (Note 9)                -         (30,486)             -
 Net proceeds from issuance of Company and subsidiaries'            41,884           3,773         12,229
   common stock and sale of subsidiary put options (Note 11)
 Net proceeds from subsidiary stock exchange offer (Note 11)             -               -            502
 Purchases of Company and subsidiaries common stock                 (1,465)        (38,966)       (26,072)
 Proceeds from issuance of notes payable to parent company               -               -         11,000
 Repayment of notes payable to parent company                            -         (11,000)        (2,000)
 Repayment of note receivable from related party                     1,300               -              -
 Payment of withholding taxes related to stock option exercises        (25)         (3,342)        (1,334)
 Other                                                                  82               -              -
                                                                 ---------       ---------       --------

          Net cash provided by continuing operations                41,776          41,793        106,876
          Net cash provided by (used in)                           (22,717)         67,684          4,141
            discontinued operations                              ---------       ---------       --------

          Net cash provided by financing activities                 19,059         109,477        111,017
                                                                 ---------       ---------       --------

Exchange Rate Effect on Cash                                           125            (616)             -
                                                                 ---------       ---------       --------

Increase (Decrease) in Cash and Cash Equivalents                  (137,549)         21,387         91,780
Cash and Cash Equivalents at Beginning of Year                     157,107         135,720         43,940
                                                                 ---------       ---------       --------

                                                                    19,558         157,107        135,720
Cash and Cash Equivalents of Discontinued                           (8,075)        (42,709)       (36,490)
 Operations at End of Period                                     ---------       ---------       --------

Cash and Cash Equivalents at End of Year                         $  11,483       $ 114,398       $ 99,230
                                                                 =========       =========       ========



                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,  September 27,
                                                                      1999            1998           1997
----------------------------------------------------------- --------------- --------------- --------------

Cash Paid For
 Interest                                                        $   8,114       $   7,919       $     15
 Income taxes                                                    $       -       $       -       $      -

Noncash Activities
 Fair value of assets of acquired companies                      $  35,877       $  22,687       $ 14,677
 Cash paid for acquired companies                                  (27,273)         (7,548)       (11,150)
 Amount payable for acquired company                                (5,358)              -              -
 Issuance of subsidiaries' common stock for acquired companies           -         (11,175)             -
                                                                 ---------       ---------       --------

   Liabilities assumed of acquired companies                     $   3,246       $   3,964       $  3,527
                                                                 =========       =========       ========

 Exchange of subsidiary common stock for common                  $       -       $       -       $ 40,500
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


ThermoTrex Corporation                                                           1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

                                                                               Year Ended
                                                                -----------------------------------------
(In thousands)                                                 October 2,      October 3,   September 27,
                                                                     1999            1998          1997
---------------------------------------------------------- --------------- --------------- --------------

Comprehensive Income
Net Income (Loss)                                               $(123,828)      $  (2,613)      $  8,441
                                                                ---------       ---------       --------

Other Comprehensive Items (Note 14):
 Unrealized gains on available-for-sale investments                     9               7             34
                                                                ---------       ---------       --------

                                                                        9               7             34
 Minority Interest                                                      -              (3)           (13)
                                                                ---------       ---------       --------

                                                                $(123,819)      $  (2,609)      $  8,462
                                                                =========       =========       ========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                   $     196       $     193       $    192
 Net proceeds from issuance of Company common                          37               -              -
   stock (Note 4)
 Issuance of stock under employees' and                                 -               3              1
   directors' stock plans                                       ---------       ---------       --------

 Balance at end of year                                               233             196            193
                                                                ---------       ---------       --------

Capital in Excess of Par Value:
 Balance at beginning of year                                      73,293          78,601        116,753
 Net proceeds from issuance of Company common                      41,724               -              -
   stock (Note 4)
 Activity under employees' and directors' stock plans                 (72)          1,147           (103)
 Tax benefit related to employees' and                                  -             670          3,017
   directors' stock plans
 Effect of majority-owned subsidiaries' equity transactions        (5,902)         (7,125)       (41,066)
                                                                ---------       ---------       --------

 Balance at end of year                                           109,043          73,293         78,601
                                                                ---------       ---------       --------

Retained Earnings (Accumulated Deficit):
 Balance at beginning of year                                      94,984          97,597         89,156
 Net income (loss)                                               (123,828)         (2,613)         8,441
                                                                ---------       ---------       --------

 Balance at end of year                                         $ (28,844)      $  94,984       $ 97,597
                                                                ---------       ---------       --------



ThermoTrex Corporation                                                           1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

                                                                                Year Ended
                                                                 -----------------------------------------
(In thousands)                                                  October 2,      October 3,   September 27,
                                                                      1999            1998          1997
----------------------------------------------------------- --------------- --------------- --------------

Treasury Stock:
 Balance at beginning of year                                    $ (20,944)      $    (243)      $   (975)
 Activity under employees' and directors' stock plans                  128            (537)           732
 Purchases of Company common stock                                     (61)        (20,164)             -
                                                                 ---------       ---------       --------

 Balance at end of year                                            (20,877)        (20,944)          (243)
                                                                 ---------       ---------       --------

Accumulated Other Comprehensive Items (Note 14):
 Balance at beginning of year                                           (6)            (13)           (47)
 Other comprehensive items                                               9               7             34
                                                                 ---------       ---------       --------

 Balance at end of year                                                  3              (6)           (13)
                                                                 ---------       ---------       --------

                                                                 $  59,558       $ 147,523       $176,135
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



ThermoTrex Corporation                                                           1999 Financial Statements

                                Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoTrex Corporation (the Company) develops and markets personal-care products and services and performs advanced technology research. The Company's
71%-owned ThermoLase Corporation subsidiary developed laser-based hair-removal and skin-resurfacing systems and offered related services to customers through retail spas through June 1999. ThermoLase also manufactures and markets skin-care and bath and body products and markets dietary supplements through its wholly owned Creative Beauty Innovations, Inc. (CBI) subsidiary. During fiscal
1999, ThermoLase began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its licensing arrangements in various countries following a decision to exit the hair-removal business
(Note 8). The Company's 100%-owned Trex Communications Corporation subsidiary manufactures ground-based satellite communication systems, and develops and integrates telemetry systems. In November 1999, the Company purchased all of the outstanding shares of Trex Communications that it did not previously own (Note
18). The Company's 71%-owned Trex Medical Corporation subsidiary designs, manufactures, and markets mammography equipment and minimally invasive digital breast-biopsy systems; general-purpose and specialized medical X-ray equipment, including imaging systems used during interventional vascular and cardiac procedures such as balloon angioplasty; and dental X-ray systems (Note 18). In addition, the Company performs advanced technology research primarily in the areas of avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development.

Relationship with Thermo Electron Corporation
      The Company was incorporated in January 1991 as a wholly owned subsidiary of Thermo Electron Corporation. As of October 2, 1999, Thermo Electron owned
17,927,330 shares of the Company's common stock, representing 80% of such stock outstanding.
      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase. Under this plan, the Company and ThermoLase would be merged into Thermo Electron. As a result, the Company and ThermoLase would become wholly owned subsidiaries of Thermo Electron (Note 16). On January 31, 2000, Thermo Electron announced its revised reorganization plan, including a plan to seek a buyer for the Company's
Trex Medical Corporation subsidiary (Note 18).

Principles of Consolidation and Presentation
      The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and its publicly held ThermoLase subsidiary. All material intercompany accounts and transactions have been eliminated. The results of operations of the Company's Trex Medical subsidiary, which represents the Medical Products segment, have been classified as discontinued operations as a result of a decision to divest this business. In addition, certain amounts in fiscal 1998 and 1997 have been reclassified to conform to the presentation in the fiscal 1999 financial statements.
      The Company accounts for investments in joint ventures in which it owns between 20% and 50% using the equity method. Under the equity method, the Company records its initial investment in each joint venture at cost, and adjusts the carrying value of the investment to recognize its proportionate share of the joint venture's earnings or losses. In instances where the Company has no obligation to provide additional funding to a joint venture, the Company discontinues applying the equity method when its investment has been reduced to zero.

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

Gain on Issuance of Stock by Subsidiary
      At the time a subsidiary sells its stock to unrelated parties at a price in excess of its book value, the Company's net investment in that subsidiary increases. If at that time the subsidiary is an operating entity and not engaged principally in research and development, the Company records the increase as a gain. See Note 11 for a description of gains recorded.



1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Earnings (Loss) per Share
      Basic earnings (loss) per share has been computed by dividing net income
(loss) by the weighted average number of shares outstanding during the period.
Except where the result would be antidilutive, diluted earnings (loss) per share have been computed assuming conversion of the Company's subordinated convertible debentures and the elimination of the related interest expense, and the exercise of stock options and their related income tax effect.

Cash and Cash Equivalents
      At fiscal year-end 1998, $112,480,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At fiscal year-end 1999 and 1998, the Company's cash and cash equivalents also include cash held in accounts in the United States and foreign countries.


1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate (DCP Rate) plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.
Amounts invested in this arrangement are included in "advance to affiliate" in the accompanying balance sheet.
      In addition, under this arrangement, amounts may be borrowed from Thermo
Electron by the Company or its majority-owned subsidiaries for domestic cash management purposes, and bear interest at the 30-day DCP Rate plus 150 basis points, set at the beginning of each month. Such rate shall be reduced to the DCP Rate plus 50 points to the extent of any funds invested by the Company or its majority-owned subsidiaries in the cash management arrangement. The Company had no borrowings under this arrangement at October 2, 1999.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead.
The components of inventories are as follows:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Raw Materials and Supplies                                                          $ 7,727       $  4,472
Work in Process                                                                       3,826          1,939
Finished Goods                                                                          810          3,544
                                                                                    -------       --------

                                                                                    $12,363       $  9,955
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



1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization principally using the straight-line method over the estimated useful lives of the property as follows: buildings, 40 years;
machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Land                                                                                $ 1,500       $    730
Buildings                                                                             1,421          7,494
Machinery and Equipment                                                              12,494         26,944
Leasehold Improvements                                                                6,685         17,929
                                                                                    -------       --------

                                                                                     22,100         53,097
Less:  Accumulated Depreciation and Amortization                                      7,341         11,685
                                                                                    -------       --------

                                                                                    $14,759       $ 41,412
                                                                                    =======       ========

Other Assets
      Other assets includes the long-term portion of a note receivable recorded at its estimated fair value (Note 8). Other assets also includes a cost method investment in a private company that was written down to its estimated realizable value in fiscal 1999 (Note 8), and deferred debt expense, which is amortized over the term of the debt.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods of 10 to 40 years.
Accumulated amortization was $5,900,000 and $3,667,000 at fiscal year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.
If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

3.    Acquisitions, Disposition, and Joint Ventures

Acquisitions
      In November 1998, Trex Communications acquired LNR Communications, Inc.
(LNR) for $18,759,000 in cash and the right to receive 1,250,000 shares of Trex
Communications common stock valued at approximately $5,000,000, net of cash acquired. Of the cash portion of the purchase price, $358,000 had not been paid as of October 2, 1999, and was included in other accrued expenses in the accompanying fiscal 1999 balance sheet. The arrangement with the former owners of LNR permits them to receive shares of Trex Communications or up to $5,000,000 in cash in lieu of the shares following the first anniversary of the acquisition and ending no later than August 2000. Accordingly, the maximum potential obligation of $5,000,000 associated with this arrangement is included in other accrued expenses in the



3.    Acquisitions, Disposition, and Joint Ventures (continued)

accompanying balance sheet. The cost of this acquisition exceeded the fair value of the acquired net assets by $9,629,000, which is being amortized over 15 years. LNR is a manufacturer of electronic subsystems and turnkey earth stations for the satellite communication market. In November 1999, the Company offered to pay to the former shareholders of LNR $3.80 in cash by November 30, 1999 (or
$4.00 in cash by April 1, 2000) in lieu of each share of Trex Communications common stock to which such persons are entitled under the agreement by which LNR was acquired. As of December 16, 1999, holders of rights to receive approximately 72% of the 1,250,000 shares of Trex Communications common stock to be issued under the LNR acquisition agreement had agreed to accept the Company's offer to pay them cash in lieu of Trex Communications common stock.
      In June 1998, a wholly owned subsidiary of ThermoLase merged with The
Greenhouse Spa, Inc., exchanging 1,000,000 shares of ThermoLase common stock, valued at $7,975,000 at the time of the transaction, and the repayment of $4,180,000 of debt for all of the outstanding stock of The Greenhouse Spa. The
Greenhouse Spa operates a luxury destination spa in Arlington, Texas. The cost of this acquisition exceeded the estimated fair value of the acquired net assets by $7,686,000, which was being amortized over 40 years. In connection with certain restructuring activities, ThermoLase sold The Greenhouse Spa in June
1999 (Note 8).
      In May 1998, Trex Communications acquired Electro-Magnetic Processes, Inc.
(EMP) for 800,000 shares of Trex Communications common stock valued at $3,200,000, $2,500,000 in cash, and the repayment of $675,000 of debt. The cost of this acquisition exceeded the fair value of the acquired net assets by $5,641,000, which is being amortized over 15 years. EMP designs, develops, and manufactures ground-based satellite communication systems and develops and integrates telemetry systems used on military aircraft.
      In July 1997, Trex Communications acquired all of the outstanding common stock of Computer Communications Specialists, Inc. (CCS) for approximately
$10,100,000 in cash and repaid approximately $1,000,000 of pre-acquisition liabilities immediately after closing. The cost of this acquisition exceeded the fair value of the acquired net assets by $7,437,000, which is being amortized over 10 years. CCS develops and markets interactive information and voice-response systems, as well as call-automation systems. The acquired assets of CCS included certain technologies for which technological feasibility had not been established at the acquisition date and that had no alternative future use.
In connection with the acquisition, Trex Communications wrote off such technology in the amount of $1,400,000, which represents the portion of the purchase price allocated to the fair value of technology in development at the acquired business.
      These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.
Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.
      Based on unaudited data, the following table presents selected financial information of the Company and LNR on a pro forma basis, assuming the companies had been combined since the beginning of fiscal 1998. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                1999          1998
------------------------------------------------------------------------------ ------------- -------------

Revenues                                                                          $ 110,781     $   97,167
Loss from Continuing Operations Before Extraordinary Item                          (104,700)       (41,818)
Net Loss                                                                           (124,116)        (2,442)
Basic and Diluted Loss per Share from Continuing Operations                           (5.27)         (2.24)
Basic and Diluted Loss per Share                                                      (6.25)          (.13)

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of LNR been made at the beginning of fiscal 1998.



3.    Acquisitions, Disposition, and Joint Ventures (continued)

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

(In thousands)                                                                    LNR      Other     Total
---------------------------------------------------------------- ---------- ---------- ---------- --------

Balance at September 28, 1996                                                 $     -    $   680    $   680
 Usage                                                                              -       (378)      (378)
                                                                              -------    -------    -------

Balance at September 27, 1997                                                       -        302        302
 Reserves established                                                               -        100        100
 Usage                                                                              -       (302)      (302)
                                                                              -------    -------    -------

Balance at October 3, 1998                                                          -        100        100
 Reserves established                                                             879          -        879
 Usage                                                                           (700)      (100)      (800)
                                                                              -------    -------    -------

Balance at October 2, 1999                                                    $   179    $     -    $   179
                                                                              =======    =======    =======

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






      A summary of the Company's stock option activity is as follows:

                                                       1999               1998                 1997
                                               ------------------  ------------------  -------------------
                                                         Weighted            Weighted            Weighted
                                                          Average             Average             Average
                                                         Exercise            Exercise            Exercise
                                                            Price               Price               Price
                                                Number              Number               Number
                                                    of                  of                   of
(Shares in thousands)                           Shares              Shares               Shares
---------------------------------------------- -------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year              984     $19.51    1,368    $15.93     1,412     $15.21
 Granted                                            530       8.71      367     21.35        81      26.83
 Exercised                                           (6)       .30     (414)     6.91       (77)      5.98
 Forfeited                                         (267)     23.05     (337)    22.47       (48)     29.43
 Canceled due to exchange                          (223)     23.00        -         -         -          -
                                                  -----               -----               -----

Options Outstanding, End of Year                  1,018     $12.31      984    $19.51     1,368     $15.93
                                                  =====     ======    =====    ======     =====     ======

Options Exercisable                               1,018     $12.31      984    $19.51     1,368     $15.93
                                                  =====     ======    =====    ======     =====     ======

Options Available for Grant                         714                 604                 485
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
                                                           Shares           Remaining            Exercise
                                                    (In thousands)   Contractual Life               Price
------------------------------------------------ ----------------- ------------------- -------------------

$  0.30 - $ 7.01                                            129           6.2 years               $ 6.27
   7.02 -  13.72                                            423           5.0 years                 9.65
  13.73 -  20.42                                            435           5.2 years                15.94
  20.43 -  27.13                                             31           4.5 years                22.84
                                                           ----

$  0.30 - $27.13                                          1,018           5.2 years               $12.31
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



5.    Employee Benefit Plans (continued)

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No.
123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted after fiscal 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on certain financial information would have been as follows:

(In thousands except per share amounts)                                     1999         1998        1997
-------------------------------------------------------------------- ------------ ------------ -----------

Loss from Continuing Operations Before Extraordinary Item:
   As reported                                                         $(104,412)   $ (41,989)   $  (4,494)
   Pro forma                                                            (105,114)     (42,993)      (4,986)
Basic and Diluted Loss per Share from Continuing
 Operations Before Extraordinary Item:
   As reported                                                             (5.26)       (2.24)        (.23)
   Pro forma                                                               (5.30)       (2.30)        (.26)

Net Income (Loss):
   As reported                                                          (123,828)      (2,613)       8,441
   Pro forma                                                            (125,680)      (4,229)       7,346
Basic Earnings (Loss) per Share:
   As reported                                                             (6.24)        (.14)         .44
   Pro forma                                                               (6.33)        (.23)         .38
Diluted Earnings (Loss) per Share:
   As reported                                                             (6.24)        (.14)         .44
   Pro forma                                                               (6.33)        (.23)         .37

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


5.    Employee Benefit Plans (continued)

401(k) Savings Plan
      The majority of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $783,000, $614,000, and $478,000 in fiscal 1999, 1998, and 1997, respectively.

6.    Income Taxes

      The components of the income tax (provision) benefit are as follows:

(In thousands)                                                           1999          1998          1997
---------------------------------------------------------------- ------------- ------------- -------------

Currently Refundable (Payable):
 Federal                                                             $ (1,502)     $  2,634      $    (720)
 State                                                                    640           152           (417)
                                                                     --------      --------      ---------

                                                                         (862)        2,786         (1,137)
                                                                     --------      --------      ---------

(Deferred) Prepaid, Net:
 Federal                                                                 (472)       (7,889)         7,505
 State                                                                   (140)         (507)           228
                                                                     --------      --------      ---------

                                                                         (612)       (8,396)         7,733
                                                                     --------      --------      ---------

                                                                     $ (1,474)     $ (5,610)     $   6,596
                                                                     ========      ========      =========

      The Company receives a tax deduction upon exercise of nonqualified stock options by its employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $3,017,000 of such benefits of the Company and its majority-owned subsidiaries from employee exercises of stock options that have been allocated to capital in excess of par value, directly or through the effect of majority-owned subsidiaries' equity transactions, in fiscal 1997.
      The income tax (provision) benefit in the accompanying statement of operations differs from the benefit calculated by applying the statutory federal income tax rate of 35% to income (loss) before income taxes, minority interest, and extraordinary item due to the following:

(In thousands)                                                           1999         1998            1997
---------------------------------------------------------------- ------------- ------------- -------------

Income Tax Benefit at Statutory Rate                                 $ 35,997      $ 12,830      $  5,252
(Increases) Decreases Resulting from:
 Increase in valuation allowance                                      (36,190)      (17,908)            -
 Gain on issuance of stock by subsidiary                                    -             -         2,075
 State income taxes, net of federal tax                                  (325)          231           123
 Amortization of cost in excess of net assets of acquired companies      (794)         (457)         (191)
 Write-off of acquired technology                                           -             -          (490)
 Other                                                                   (162)         (306)         (173)
                                                                     --------      --------      --------

                                                                     $ (1,474)     $ (5,610)     $  6,596
                                                                     ========      ========      ========



      Prepaid and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                         1999          1998
------------------------------------------------------------------------------ ------------- -------------

Prepaid (Deferred) Income Taxes:
 Inventory basis differences                                                        $ 1,738       $    660
 Accruals and other reserves                                                          9,412          3,317
 Net operating loss carryforwards                                                    45,161         20,778
 Accrued compensation                                                                   896            554
 Other, net                                                                           4,028           (916)
                                                                                    -------       --------

                                                                                     61,235         24,393
 Less:  Valuation allowance                                                          59,021         22,867
                                                                                    -------       --------

                                                                                    $ 2,214       $  1,526
                                                                                    =======       ========

      The valuation allowance relates primarily to loss carryforwards at ThermoLase and increased in fiscal 1999 due to operating losses at ThermoLase.
During fiscal 1998, ThermoLase established a valuation allowance totaling
$5,879,000 for previously benefited loss carryforwards. ThermoLase took this action as a result of increased operating losses, uncertainty concerning its ability to successfully convert its existing spas to Greenhouse day spas (Note
8), and resulting uncertainty concerning realization of the tax asset. Based on these factors, the Company concluded in fiscal 1998 that it was more likely than not that the tax benefit from ThermoLase's loss carryforwards would not be realized. As of October 2, 1999, the Company and its subsidiaries had approximately $125,000,000 of federal tax net operating loss carryforwards that will begin to expire in fiscal 2005.
      In June 1999, Thermo Electron's equity ownership of the Company increased to in excess of 80%, and as a result, the Company will be included in Thermo
Electron's consolidated federal income tax return for periods thereafter. The majority of the existing tax loss carryforwards of the Company and its subsidiaries were generated at a time when they were not in a consolidated tax group with Thermo Electron. The Company's ability to obtain a benefit for such tax loss carryforwards is dependent on the level of future taxable income of the Company and its subsidiaries. Tax losses incurred by the Company and its subsidiaries after they became part of a consolidated tax group with Thermo
Electron in June 1999 may be usable by Thermo Electron under certain circumstances, and the Company and its subsidiaries will be paid by Thermo
Electron for the use of such tax losses pursuant to tax allocation agreements with Thermo Electron. Such payments are reflected as contributions to shareholders' investment. ThermoLase has recorded a receivable of $720,000 from Thermo Electron as of October 2, 1999, for the tax benefit resulting from approximately $2,000,000 of losses generated by ThermoLase subsequent to being included in the Thermo Electron consolidated tax group.
      As of July 1999, the Company and ThermoLase joined the Thermo Electron consolidated federal income tax return as Thermo Electron's stock ownership in the Company and the combined Thermo Electron and Company ownership of ThermoLase exceeded 80%. As a result, Thermo Electron charges or pays the Company and ThermoLase amounts based on their relative contribution to Thermo Electron's tax liability.



7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In calendar 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged $864,000, $666,000, and $642,000 in fiscal 1999, 1998, and 1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the
Thermo Electron Corporate Charter defines the relationships among Thermo
Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo
Electron charges the Company based upon costs attributable to the Company.

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

Related-party Revenues
      ThermoTrex developed imaging crystals for ThermoSpectra Corporation, a majority-owned subsidiary of Thermo Electron. During fiscal 1999 and 1998, ThermoTrex recorded revenues of $317,000 and $17,000, respectively, associated with this work. In addition, ThermoTrex performs research for Thermo Coleman
Corporation, a majority-owned subsidiary of Thermo Electron. During fiscal 1999, ThermoTrex recorded $119,000 of such revenues.

Related-party Purchases
      During fiscal 1998, ThermoLase purchased products totaling $241,000 from Bird Products Corporation, a wholly owned subsidiary of Thermo Electron.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.



8.    Restructuring and Related Costs

      During fiscal 1999, the Company announced broad-scale restructuring actions. In connection with these actions, described below, the Company's continuing operations recorded restructuring and related costs of $76.4 million in fiscal 1999, including restructuring and nonrecurring costs of $66.7 million, inventory and warranty provisions of $2.3 million, provisions for uncollectible accounts receivable of $1.6 million, and other nonoperating expenses of $5.7 million. The inventory and warranty provisions are included in cost of product revenues and the provisions for uncollectible accounts receivable are included in selling, general, and administrative expenses in the accompanying fiscal 1999 statement of operations.
      The Company's continuing operations recorded charges by segment as follows:

Fiscal 1999                                        Personal-care     Advanced      Corporate        Total
(In thousands)                                     Products and    Technology
                                                       Services      Research
------------------------------------ ------------- ------------- ------------- -------------- ------------

Cost of Product Revenues                               $  2,323      $      -      $       -      $  2,323
Selling, General, and                                     1,649             -              -         1,649
 Administrative Expenses
Restructuring and Other Nonrecurring Costs               62,790         3,400            540        66,730
Other Expense                                             3,399             -          2,267         5,666
                                                       --------      --------      ---------      --------

                                                       $ 70,161      $  3,400      $   2,807      $ 76,368
                                                       ========      ========      =========      ========

Continuing Operations

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



8.    Restructuring and Related Costs (continued)

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
                                                       =======        =======        =======        =======


8.    Restructuring and Related Costs (continued)

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

   Other
      During fiscal 1999, the Company recorded restructuring and nonrecurring costs of $5.9 million, representing a write-off of cost in excess of net assets of acquired companies. Of the total write-off, $3.4 million was recorded by the Advanced Technology segment and results from a decision to hold for sale its Trex Communications subsidiary and represents a reduction in the carrying value of Trex Communications to the amount of expected proceeds from its sale. Trex
Communications had unaudited revenues and operating income before restructuring costs of $49.6 million and $1.6 million, respectively, in fiscal 1999. Trex
Communications will require significant investment to grow its business. The
Company has decided not to pursue such growth and to focus on its remaining businesses. In February 2000, the Company sold its Trex Communications subsidiary (Note 18). The balance of the write-off was recorded by the Personal-care Products and Services segment and represents cost in excess of net assets of acquired companies that arose from repurchases of ThermoLase common stock by the Company. This asset has become impaired as a result of continuing losses at ThermoLase's spa business which it exited in June 1999.
      Also in fiscal 1999, the Company provided a reserve of $2.3 million for impairment of a note receivable from an unaffiliated company. This amount is included in other expense in the accompanying statement of operations. In fiscal
1999, the Company also incurred $0.5 million of restructuring costs at its corporate office.

Discontinued Operations

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



8.    Restructuring and Related Costs (continued)

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

                                                    Severance      Facility-                        Total
                                                                     closing
(In thousands)                                                         Costs      Other (b)
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


9.    Long-term Obligations (continued)

      The annual requirements for long-term obligations as of October 2, 1999, are $20,000 in fiscal 2000; $23,000 in fiscal 2001; $23,000 in fiscal 2002;
$115,000,000 in fiscal 2004; and $88,948,000 in fiscal 2005 and thereafter.
Total requirements of long-term obligations are $204,014,000. No interest costs of continuing operations have been allocated to discontinued operations in the accompanying statement of operations.
      See Note 12 for fair value information pertaining to the Company's long-term obligations.

10.   Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of operations includes expenses from these operating leases of $5,668,000, $6,416,000, and $3,394,000 in fiscal 1999, 1998, and 1997, respectively. Future minimum payments due under noncancellable operating leases as of October 2, 1999, are $4,231,000 in fiscal 2000; $4,101,000 in fiscal 2001; $4,089,000 in fiscal 2002; $4,174,000 in fiscal 2003; $3,877,000 in fiscal 2004; and $11,664,000 in fiscal 2005 and thereafter. Total future minimum lease payments are $32,136,000, of which $21,798,000 relates to lease payments for the spas that have been closed and sold, for which ThermoLase will be responsible in the event that the buyer of the Greenhouse day spas does not continue to sublease these facilities. This amount, net of assumed sublease receipts, is included in other accrued expenses in the accompanying fiscal 1998 balance sheet (Note 8).

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

    Continuing Operations

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

   Discontinued Operations

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


10.   Commitments and Contingencies (continued)

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



13.   Business Segment Information

      The Company's businesses operate in two business segments: Personal-care
Products and Services and Advanced Technology Research. The Personal-care
Products and Services segment includes ThermoLase, which manufactures and markets skin-care and other personal-care products, and has marketed hair-removal services and skin-resurfacing services, and licensed the SoftLight hair-removal system to physicians in the U.S. and to international licensees.
Prior to the sale of the Greenhouse spas in June 1999, ThermoLase provided hair-removal and skin resurfacing, as well as more traditional day spa services, through its spa locations (Note 3). During fiscal 1999, ThermoLase began the process of terminating its physician-licensing program, and terminated or renegotiated the terms of its joint ventures and licensing arrangements in various countries. The Advanced Technology Research segment, which includes Trex
Communications and the Company's wholly owned subsidiary, performs advanced technology research, focusing on the areas of avionics, X-ray detection, signal processing, and lasers. Trex Communications develops and manufactures ground-based satellite communications systems and telemetry systems. Prior to the sale of CCS in December 1999, CCS provided interactive information, voice-response systems, and call-automation systems (Note 18).


13.   Business Segment Information (continued)

(In thousands)                                                               1999       1998          1997
---------------------------------------------------------------------- ----------- ----------- -----------

Business Segment Information

Revenues:
   Personal-care Products and Services                                  $  36,255   $  40,110   $  45,233
   Advanced Technology Research                                            72,294      41,351      21,250
   Intersegment sales elimination (a)                                        (552)     (3,665)     (2,266)
                                                                        ---------   ---------   ---------

                                                                        $ 107,997   $  77,796   $  64,217
                                                                        =========   =========   =========

Loss Before Income Taxes, Minority Interest, and
 Extraordinary Item:
   Personal-care Products and Services (b)                              $ (87,400)  $ (31,770)  $ (18,402)
   Advanced Technology Research (c)                                        (1,417)     (1,488)     (1,345)
   Corporate (d)                                                           (4,953)     (3,069)     (2,509)
                                                                        ---------   ---------   ---------

   Total operating loss                                                   (93,770)    (36,327)    (22,256)
   Interest and other income (expense), net (e)                            (9,078)       (330)      7,251
                                                                        ---------   ---------   ---------

                                                                        $(102,848)  $ (36,657)  $ (15,005)
                                                                        =========   =========   =========

Total Assets:
   Personal-care Products and Services                                  $  39,750   $ 127,460   $ 167,339
   Advanced Technology Research                                            77,574      47,712      34,168
   Corporate and eliminations (f)                                         252,254     261,957     169,997
                                                                        ---------   ---------   ---------

                                                                        $ 369,578   $ 437,129   $ 371,504
                                                                        =========   =========   =========

Depreciation and Amortization:
   Personal-care Products and Services                                  $   4,632   $   5,761   $   3,799
   Advanced Technology Research                                             3,580       1,964         873
   Corporate                                                                   66          65           -
                                                                        ---------   ---------   ---------

                                                                        $   8,278   $   7,790   $   4,672
                                                                        =========   =========   =========

Capital Expenditures:
   Personal-care Products and Services                                  $   5,095   $   4,033   $  20,285
   Advanced Technology Research                                             5,464       2,075       1,142
                                                                        ---------   ---------   ---------

                                                                        $  10,559   $   6,108   $  21,427
                                                                        =========   =========   =========

Export Revenues Included in United States Revenues Above (g)            $  11,796   $   6,510   $   4,173
                                                                        =========   =========   =========




13.   Business Segment Information (continued)

(a) Intersegment sales are accounted for at prices that are representative of transactions with unaffiliated parties.
(b) Reflects restructuring and related costs of $66.7 million and $10.2 million in fiscal 1999 and 1998, respectively (Note 8).
(c) Reflects restructuring costs of $3.4 million at Trex Communications in fiscal 1999 and the write-off in fiscal 1997 of $1.4 million of acquired technology related to the acquisition of CCS.
(d) Primarily general and administrative expenses, and in fiscal 1999 reflects restructuring costs of $0.5 million.
(e) Reflects nonrecurring costs of $5.7 million.
(f) Primarily cash and cash equivalents, available-for-sale investments, and net assets of discontinued operations. (g) In general, export sales are denominated in U.S. dollars. Includes revenues from ThermoLase's international licensing agreements.

14.   Comprehensive Income

      During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including unrealized net of tax gains and losses on available-for-sale investments.

15.   Earnings (Loss) per Share

      Basic and diluted earnings (loss) per share were calculated as follows:

(In thousands except per share amounts)                                  1999           1998         1997
---------------------------------------------------------------- ------------- -------------- ------------

Basic
Loss from Continuing Operations                                      $(104,412)    $ (41,989)     $ (4,494)
Income (Loss) from Discontinued Operations                             (19,416)       36,367        12,935
Extraordinary Item                                                           -         3,009             -
                                                                     ---------     ---------      --------

Net Income (Loss)                                                    $(123,828)    $  (2,613)     $  8,441
                                                                     ---------     ---------      --------

Weighted Average Shares                                                 19,851        18,704        19,210
                                                                     ---------     ---------      --------

Basic Earnings (Loss) per Share:
 Continuing operations                                               $   (5.26)    $   (2.24)     $   (.23)
 Discontinued operations                                                  (.98)         1.94           .67
 Extraordinary item                                                          -           .16             -
                                                                     ---------     ---------      --------

                                                                     $   (6.24)    $    (.14)     $    .44
                                                                     =========     =========      ========



15.   Earnings (Loss) per Share (continued)

(In thousands except per share amounts)                                  1999           1998         1997
---------------------------------------------------------------- ------------- -------------- ------------

Diluted
Loss from Continuing Operations                                      $(104,412)    $ (41,989)     $ (4,494)
Income (Loss) from Discontinued Operations                             (19,416)       36,367        12,935
Extraordinary Item                                                           -         3,009             -
                                                                     ---------     ---------      --------

Net Income (Loss)                                                     (123,828)       (2,613)        8,441
Effect of Majority-owned subsidiaries' dilutive                              -           (96)          (73)
                                                                     ---------     ---------      --------
 securities - discontinued operations

Income (Loss) Available to Common Shareholders, as                   $(123,828)    $  (2,709)     $  8,368
                                                                     ---------     ---------      --------
 Adjusted

Weighted Average Shares                                                 19,851        18,704        19,210
                                                                     ---------     ---------      --------

Diluted Earnings (Loss) per Share:
 Continuing operations                                               $   (5.26)    $   (2.24)     $   (.24)
 Discontinued operations                                                  (.98)         1.94           .67
 Extraordinary item                                                          -           .16             -
                                                                     ---------     ---------      --------

                                                                     $   (6.24)    $    (.14)     $    .44
                                                                     =========     =========      ========

      Options to purchase 1,099,000, 1,135,000, and 1,374,000 shares of common stock were not included in the computation of diluted earnings (loss) per share for fiscal 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the Company's loss position from continuing operations in each period. In addition, the computation of diluted earnings per share for all periods excludes the effect of assuming the conversion of the Company's
$88,948,000 principal amount 3 1/4% subordinated convertible debentures, convertible at $27.00 per share, due to the Company's loss position from continuing operations.
      An extraordinary gain recorded by the Company reduced basic and diluted loss per share by $.16 in fiscal 1998 (Note 9).

16.   Proposed Reorganization

      Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase. Under this plan, the Company and ThermoLase would be merged into Thermo Electron. As a result, the Company and ThermoLase would become wholly owned subsidiaries of Thermo Electron. The public shareholders of the Company and ThermoLase would receive common stock in Thermo Electron in exchange for their shares. In
December 1999, the board of directors of the Company and Thermo Electron approved a definitive agreement and plan of merger with Thermo Electron under which Thermo Electron would acquire all of the outstanding shares of Company common stock held by shareholders other than Thermo Electron in exchange for Thermo Electron common stock at a ratio of one share of Company common stock for
 .5503 shares of Thermo Electron common stock. In addition, the board of directors of ThermoLase and Thermo Electron approved a definitive agreement and plan of merger with Thermo Electron under which Thermo Electron would acquire all of the outstanding shares of ThermoLase held by shareholders other than the Company and Thermo Electron for not less than 0.132, and not more than 0.198, shares of Thermo Electron common stock. The exchanges of common stock under


16.   Proposed Reorganization (continued)

both mergers will be taxable transactions to the shareholders. These proposals are subject to certain conditions including filing with and review by the Securities and Exchange Commission of certain required filings regarding the proposed transactions and listing on the New York Stock Exchange of Thermo
Electron common stock to be issued in connection with the mergers.
      In October 1999, the American Stock Exchange (the Exchange) notified
ThermoLase that if ThermoLase did not have a definitive agreement to merge with Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting ThermoLase's shares from the Exchange due to a possible failure to meet listing requirements. Holders of ThermoLase's subordinated convertible debentures would be entitled to have their debentures redeemed by ThermoLase if ThermoLase's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United
States. As a result of the agreement to merge with Thermo Electron, ThermoLase expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal 1999 balance sheet.

17.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                         First (a)  Second (b)   Third (c)    Fourth
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $ 22,848    $ 27,232    $ 29,683    $ 28,234
Gross Profit                                                     2,225       3,687         910       7,523
Loss from Continuing Operations                                 (9,294)     (8,509)    (85,001)     (1,608)
Net Loss                                                       (10,204)    (11,375)    (95,111)     (7,138)
Basic and Diluted Loss per Share from Continuing Operations       (.50)       (.46)      (4.31)       (.07)
Basic and Diluted Loss per Share:                                 (.55)       (.61)      (4.82)       (.32)

1998                                                             First      Second       Third  Fourth (d)
----------------------------------------------------------- ----------- ----------- ----------- ----------

Revenues                                                      $ 21,875    $ 16,443    $ 17,711    $ 21,767
Gross Profit                                                     6,925       1,969       4,098       4,267
Loss from Continuing Operations Before                          (1,964)     (8,669)     (8,508)    (22,848)
 Extraordinary Item
Net Income (Loss)                                                1,357      18,859      (4,843)    (17,986)
Basic and Diluted Loss per Share from Continuing                  (.10)       (.47)       (.46)      (1.22)
 Operations Before Extraordinary Item
Basic and Diluted Earnings (Loss) per Share                        .07        1.02        (.26)       (.96)

(a) Reflects the November 1998 acquisition of LNR.
(b) Reflects restructuring costs of $0.5 million.
(c) Reflects restructuring and nonrecurring costs of $75.9 million.
(d) Reflects restructuring costs of $10.2 million, the establishment of a tax valuation allowance, and the effect of an extraordinary gain of $3.0 million, which reduced basic and diluted loss per share by $.16.


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

Sale of Subsidiaries
      In December 1999, the Company sold the CCS subsidiary of Trex
Communications for approximately $8,000,000 in cash and a $2,000,000 note receivable due in December 2004, with an interest rate equal to the prime lending rate, payable quarterly. CCS was sold for approximately book value. The sale is subject to a post-closing adjustment based on a determination of net working capital of CCS at the date of sale.
      In February 2000, the Company sold all of the stock of Trex Communications for $48.7 million, subject to a post-closing adjustment based upon a determination of the net book value of Trex Communications at the date of the sale.

Discontinued Operations
      In January 2000, Thermo Electron announced a plan under which it will focus on its core measurement and detection business. As part of the plan, the Company will sell its Trex Medical subsidiary, which represents its Medical
Products segment. In accordance with the provisions of APB No. 30 concerning reporting the effect of disposal of a segment of a business, the Company classified the fiscal 1999, 1998, and 1997 results of operations of the Medical
Products segment as discontinued in the accompanying statement of operations.
      Summary operating results of the Medical Products segment were as follows:

(In thousands except per share amounts)                                      1999        1998         1997
---------------------------------------------------------------------- ----------- ----------- ------------

Revenues                                                                 $238,150    $264,062    $ 217,904
Costs and Expenses                                                        277,723     210,814      192,281
                                                                         --------    --------    ---------

Income (Loss) from Discontinued Operations Before Income                  (39,573)     53,248       25,623
 Tax (Provision) Benefit and Minority Interest
Income Tax (Provision) Benefit                                             12,161     (11,853)     (10,070)
Minority Interest Income (Expense)                                          7,996      (5,028)      (2,618)
                                                                         --------    --------    ---------

Income (Loss) from Discontinued Operations                               $(19,416)   $ 36,367    $  12,935
                                                                         ========    ========    =========

      In addition, the net assets of the Medical Products segment were classified as net assets of discontinued operations in the accompanying balance sheet, and primarily consisted of inventories, accounts receivable, machinery and equipment, and cost in excess of net assets of acquired companies, net of certain current liabilities, principally accounts payable. The net assets of the Medical Products segment at October 2, 1999 and October 3, 1998, totaled $157.5 million and $183.9 million, respectively. In fiscal 2000, the Company provided
$60.0 million for the estimated loss on disposal of Trex Medical. The Company expects to complete the sale of Trex Medical during calendar 2000.
      In October 1995, the Company and Trex Medical entered into a license agreement under which Trex Medical undertook to fund approximately $6.0 million of the Company's research and development efforts related to direct-detection digital imaging technology in certain medical imaging fields. In fiscal 1998 and 1997, the Company's continuing operations recorded $2,200,000 and $2,000,000, respectively, of revenue under this agreement, which concluded in fiscal 1998.
In fiscal 1999, Trex Medical paid $500,000 to the Company for certain research and development efforts related to digital mammography technology, which has also been recorded as revenue by the Company's continuing operations.


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



                                               Arthur Andersen LLP



Boston, Massachusetts November 9, 1999
(except with respect to the matters
discussed in Notes 3, 16, and 18, as
to which the date is February 11, 2000)



ThermoTrex Corporation                                                           1999 Financial Statements

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

Overview

      The Company operates in two business segments: Personal-care Products and Services offered by the Company's ThermoLase Corporation subsidiary and Advanced
Technology Research, including the Company's Trex Communications Corporation subsidiary. Thermo Electron has announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company and ThermoLase.
Under this plan, the Company and ThermoLase would be merged into and become wholly owned subsidiaries of Thermo Electron (Note 16) and the Company plans to seek a buyer for Trex Medical Corporation (Note 18). Trex Medical previously represented the Company's Medical Products segment.
      ThermoLase developed a laser-based system called SoftLight(R) for the removal of unwanted hair. The SoftLight system uses a low-energy, dermatology laser in combination with a lotion that absorbs the laser's energy to disable hair follicles. In April 1995, the Company received clearance from the FDA to commercially market hair-removal services using the SoftLight system. ThermoLase began earning revenue from the SoftLight system in the first quarter of fiscal
1996 as a result of opening its first commercial location (Spa Thira) in November 1995. ThermoLase opened a total of four spas during fiscal 1996, opened nine additional spas during fiscal 1997, and opened its fourteenth spa in October 1997. In May 1998, ThermoLase received clearance from the FDA to market cosmetic skin-resurfacing services, known as the SoftLight Laser Peel, using the same laser as ThermoLase's hair-removal system.
      In June 1996, ThermoLase commenced a program to license to physicians and others the right to perform ThermoLase's patented SoftLight hair-removal procedure. ThermoLase also provides the licensees with the lasers and lotion that are necessary to perform the service. In June 1998, ThermoLase began to offer the SoftLight Laser Peel procedure through its spas and other licensees.
      During the second quarter of fiscal 1998, ThermoLase began to experience a decrease in revenues from its hair-removal services. In response to this trend and in an attempt to establish price points and other conditions designed to increase demand and revenues, in April 1998 ThermoLase significantly reduced treatment prices at its spa locations and modified the terms and conditions offered to licensees. Under the terms of the modified licenses, per-procedure royalties were reduced or eliminated and a minimum royalty and/or flat periodic fee requirement was introduced. In fiscal 1999, ThermoLase began offering licensees the opportunity to purchase or lease SoftLight lasers in lieu of paying ongoing license fees.
      Beginning in January 1996, ThermoLase sought to market the SoftLight system internationally through joint ventures and other licensing arrangements.
      In connection with its June 1998 acquisition of The Greenhouse Spa, Inc., a full-service, luxury, destination spa (Note 3), ThermoLase converted 11 domestic Spa Thiras to Greenhouse day spas, which, in addition to hair-removal and skin-resurfacing services, offered more traditional day-spa services, such as massages and facials. Following conversion of the facilities to Greenhouse day spas, significant losses continued and, during fiscal 1998, ThermoLase initiated certain restructuring actions, including the announced closure of three of its domestic day spas and the termination of a joint venture that operated its spa in France. ThermoLase closed two of the domestic day spas in November 1998 and the third spa, as well as two additional spas, were closed in the third quarter of fiscal 1999. In


Overview (continued)

May 1999, ThermoLase announced additional plans to undertake a broad-scale restructuring of its business. As part of the restructuring plan, ThermoLase decided to exit the spa business and, as a result, sold The Greenhouse Spa, located in Arlington, Texas, and the remaining nine Greenhouse day spas. In addition, ThermoLase has begun the process of terminating the physician-licensing program, has terminated or renegotiated the terms of its international joint ventures and licensing arrangements, and is discontinuing certain branded product lines at ThermoLase's Creative Beauty Innovations, Inc.
(CBI) subsidiary (Note 8). ThermoLase expects to complete its restructuring plan by the middle of calendar 2000.
      ThermoLase manufactures and markets skin-care, bath and body products, and markets dietary supplements through CBI. This business represents ThermoLase's principal operations following the sale of the spas and the termination of various licensing agreements.
      The Company's Advanced Technology Research segment performs research primarily in the fields of avionics, X-ray detection, signal processing, and lasers. The Company has developed its expertise in these core technologies in connection with government-sponsored research and development. The Advanced
Technology Research segment includes the Company's Trex Communications subsidiary. In May 1998, Trex Communications acquired Electro-Magnetic
Processes, Inc. (EMP), which designs, develops, and manufactures ground-based satellite communication systems and develops and integrates telemetry systems used on military aircraft. In November 1998, Trex Communications acquired LNR
Communications, Inc. (LNR), which manufactures electronic subsystems and turnkey earth stations for the satellite communication market. In February 2000, the Company sold its Trex Communications subsidiary (Note 18).

Results of Operations

Fiscal 1999 Compared With Fiscal 1998
Continuing Operations
      Total revenues increased to $108.0 million in fiscal 1999 from $77.8 million in fiscal 1998. Personal-care Products and Services segment revenues were $36.3 million and $40.1 million in fiscal 1999 and 1998, respectively.
ThermoLase earned service revenues of $10.2 million in fiscal 1999, compared with $17.3 million in fiscal 1998. Spa revenues decreased primarily due to the sale and closure of ThermoLase's Greenhouse day spas during fiscal 1999 (Note
8), as well as lower demand and price reductions at ThermoLase's spas while they were in operation. Revenues from ThermoLase's licensing program decreased in fiscal 1999, compared with fiscal 1998, due to a reduction in the number of participating licensees, a reduction in royalty rates and other changes to the financial terms of the licenses, and a decrease in the number of one-time fees from new licensees. During fiscal 1999, ThermoLase began to terminate its licensing program, and by the end of calendar 1999 will no longer earn monthly royalties from licensees. International revenues decreased due to a decline in minimum guaranteed payments recorded upon granting technology rights under international licensing arrangements. During fiscal 1999, ThermoLase terminated or renegotiated the terms of its international licensing arrangements. These decreases in revenues were offset in part by an increase in revenues of $2.2 million from The Greenhouse Spa, acquired in June 1998, primarily due to increased demand for its custom products. In June 1999, ThermoLase sold The
Greenhouse Spa (Note 3). ThermoLase earned product revenues of $26.1 million in fiscal 1999, compared with $22.8 million in fiscal 1998. Product revenues include beauty product sales at ThermoLase's spas and lasers sold in international and domestic markets. Product revenues increased due to the introduction of sales of SoftLight lasers in fiscal 1999, as well as an increase in sales of beauty products at the spas. As a result of the sale of the spa business in June 1999, ThermoLase no longer sells its beauty products at the spas. Product revenues increased, to a lesser extent, due to increased demand for its custom products.



Fiscal 1999 Compared With Fiscal 1998 (continued)
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $71.7 million in fiscal 1999 from $37.7 million in fiscal
1998. Revenues increased $32.3 million due to the inclusion of revenues from EMP, which was acquired in May 1998, and LNR, which was acquired in November
1998. Revenues also increased due to an increase in government contracts.
      The gross profit margin was 13% in fiscal 1999, compared with 22% in fiscal 1998. The Personal-care Products and Services segment gross profit margin, excluding intersegment sales, was negative 20% in fiscal 1999 compared with a gross profit margin of 9% in fiscal 1998. ThermoLase's service revenues had a negative gross profit of $13.8 million in fiscal 1999, compared with a negative gross profit of $5.0 million in fiscal 1998. This decrease in gross profit was primarily due to increased overhead costs as a result of the assembly of a management team to oversee the spa operations prior to ThermoLase's decision to sell the spa business and increased spa-specific marketing and advertising expenses related to ThermoLase's conversion of its existing spas to Greenhouse day spas prior to their sale. To a lesser extent, the gross profit margin decreased due to a reduction in higher-margin minimum guaranteed payments relating to international licensing arrangements and initial sign-up fees relating to the licensing program. ThermoLase's product revenues had a gross profit margin of 21% in fiscal 1999, compared with 32% in fiscal 1998, primarily due to the write-off of inventory related to exiting certain branded product lines (Note 8) and, to a lesser extent, changes in product mix. The gross profit margin from the Advanced Technology Research segment, excluding intersegment sales, decreased to 30% in fiscal 1999 from 37% in fiscal 1998. The decrease was primarily due to the inclusion of lower-margin revenues at EMP and LNR.
      Selling, general, and administrative expenses as a percentage of revenues decreased to 32% in fiscal 1999 from 46% in fiscal 1998. The Personal-care
Products and Services segment selling, general, and administrative expenses decreased to $16.1 million in fiscal 1999 from $22.3 million in fiscal 1998, primarily due to the ongoing cost-reduction efforts implemented by ThermoLase during the second half of fiscal 1998. These efforts primarily included reductions in personnel. This decrease was offset in part by a $1.6 million provision for uncollectible accounts receivable (Note 8), principally for accounts receivable from parties with whom ThermoLase is terminating business relationships.
      Research and development expenses remained flat at $7.3 million in fiscal
1999 and $7.4 million in fiscal 1998. Research and development spending decreased primarily due to a $1.5 million decrease at ThermoLase primarily due to a reduction in the number of outside testing facilities and consultants used, as well as a reduction in payroll costs, offset in part by the inclusion of $0.6 million of expenses at acquired companies.
      During fiscal 1999, the Company undertook broad-scale restructuring actions. As a result, the Company recorded restructuring and nonrecurring costs of $66.7 million (Note 8). The Company expects to complete its restructuring actions by the middle of fiscal 2000.
      Interest income decreased to $5.2 million in fiscal 1999 from $10.4 million in fiscal 1998, primarily as a result of lower average invested balances due in part to purchases of Company and subsidiary common stock and due to the funding of losses at ThermoLase. Interest expense decreased to $8.4 million in fiscal 1999 from $9.5 million in fiscal 1998, primarily due to the purchase by the Company of a portion of its subordinated convertible debentures in the fourth quarter of fiscal 1998.
      Equity in loss of joint ventures in the accompanying statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures.
      Other expense in fiscal 1999 represents the write-down of an investment held by ThermoLase to its net realizable value and a charge for impairment of a note receivable (Note 8).
      The effective tax rates reflect the establishment of a valuation allowance for the tax benefit associated with losses arising primarily at ThermoLase during fiscal 1999 and 1998. The Company establishes valuation allowances in accordance with the provisions of Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes." The Company believes that it is more likely than not that tax benefits that arose during these periods will not be used prior to their expiration. The effective tax rate in fiscal 1998 exceeded the statutory federal income tax rate primarily due to the ThermoLase valuation allowance and the effect of state income taxes and certain nondeductible expenses, including amortization of cost in excess of net assets of acquired companies, offset in part by the impact of a nontaxable gain on issuance of subsidiary stock.


Fiscal 1999 Compared With Fiscal 1998 (continued)
      The Company recorded minority interest expense of $0.1 million in fiscal
1999, compared with minority interest income of $0.3 million in fiscal 1998. The
Company is unable to record minority interest income in ThermoLase's net loss because the Company's minority interest related to ThermoLase has been reduced to zero.
      The Company is a defendant in two patent infringement lawsuits (Note 3) and a lawsuit alleging the Company misappropriated certain other technology owned by a third party (Note 10). An unsuccessful resolution of one or more of these matters could have a material adverse effect on the Company's future results of operations and financial position.

Discontinued Operations
      The Company's discontinued operations incurred a loss of $19.4 million in fiscal 1999 and had income of $36.4 million in fiscal 1998. The amounts in both periods are net of taxes and minority interest. The decrease resulted primarily from a decrease in gain on issuance of stock by subsidiary in fiscal 1999. In addition, Trex Medical incurred losses in fiscal 1999, compared with profitable operations in fiscal 1998. Trex Medical lost a significant customer in the fourth quarter of fiscal 1998 and had lower demand for general purpose X-ray and radiographic/fluoroscopic systems.

Fiscal 1998 Compared With Fiscal 1997
Continuing Operations
      The Company's 21% to $77.8 million in fiscal 1998 from $64.2 million in fiscal 1997. Personal-care Products and Services segment revenues decreased to $40.1 million in fiscal 1998 from $45.2 million in fiscal 1997. ThermoLase earned revenues from hair-removal services and related activities of $17.3 million in fiscal 1998, compared with $21.0 million in fiscal 1997. The decrease in revenues resulted in part from reduced demand and price reductions at ThermoLase's Spa Thira locations in fiscal 1998 compared with fiscal 1997, offset in part by an increase in the number of U.S. spas to 14, compared with 13 spas in fiscal 1997. Revenues from ThermoLase's physician-licensing program decreased in fiscal 1998 compared with fiscal 1997, due to a reduction in royalty rates and other changes to the financial terms of the licenses and the termination of two significant licensing contracts, described in the preceding
Overview, as well as a decrease in one-time fees due to a decline in the number of new physician licensees. Service revenues included $2.8 million in fiscal
1998 and $4.2 million in fiscal 1997 for minimum guaranteed payments recorded upon granting technology rights under ThermoLase's international licensing arrangements. Revenues at CBI decreased to $22.8 million in fiscal 1998 from $24.2 million in fiscal 1997, primarily due to a shift by certain of its retail customers away from health- and beauty-aid sales. These decreases were offset in part by the inclusion of $0.8 million of revenues from The Greenhouse Spa, acquired in June 1998 (Note 3).
      Advanced Technology Research segment revenues, excluding intersegment sales, increased to $37.7 million in fiscal 1998 from $19.0 million in fiscal
1997. Revenues increased $14.3 million due to the inclusion of revenues for the full period from CCS, acquired in July 1997, and revenues from EMP, acquired in May 1998. In addition, revenues increased due to expanded efforts on certain research and development contracts.
      The gross profit margin was 22% in fiscal 1998, compared with 25% in fiscal 1997. The Personal-care Products and Services segment gross profit margin, excluding intersegment eliminations, was 9% in fiscal 1998, compared with 20% in fiscal 1997. ThermoLase's service revenues had negative gross profit of $5.0 million in fiscal 1998, compared with gross profit of $1.4 million in fiscal 1997. Each period was impacted by the operations of the Spa Thira business, which has been operating below maximum capacity as ThermoLase attempted to develop its client base, expand its product lines, and refine its operating procedures. The gross profit decreased in fiscal 1998, primarily due to the decrease in revenues at ThermoLase's Spa Thira locations and the physician-licensing program, as well as increased fixed costs associated with operating more spas in fiscal 1998. This decrease in gross profit was offset in part by the effect of licensing fees and minimum guaranteed payments relating to international licensing arrangements, which have a relatively high gross profit margin. In addition, fiscal 1997 was negatively impacted by pre-opening costs incurred in connection with new spa openings. The gross profit margin at CBI was 32% in both periods. The gross

Fiscal 1998 Compared With Fiscal 1997 (continued) profit margin from the Advanced Technology Research segment, excluding intersegment eliminations, was 37% in fiscal 1998, compared with 32% in fiscal
1997. This increase was primarily due to the inclusion of higher-margin revenues at CCS.
      Selling, general, and administrative expenses as a percentage of revenues was 46% in fiscal 1998 and 1997.
      Research and development expenses were $7.4 million in fiscal 1998 and 1997. Research and development costs increased primarily due to the inclusion of $2.5 million of expenses at acquired companies offset by decreased spending at ThermoLase. ThermoLase's decrease in spending related primarily to a reduction in the number of outside testing facilities and consultants used, as well as a reduction in payroll costs (Note 8).
      During fiscal 1998, ThermoLase recorded restructuring costs of $10.2 million, primarily related to closing three of its domestic spas, closing its spa in France, and liquidating the related French joint venture, and relocating its corporate office to its CBI subsidiary in Carrollton, Texas (Note 8).
      During fiscal 1997, Trex Communication wrote off $1.4 million of acquired technology in development in connection with the acquisition of CCS (Note 3).
      Interest income increased to $10.4 million in fiscal 1998 from $2.9 million in fiscal 1997, primarily due to interest income earned on the invested proceeds from the Company's November 1997 issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and ThermoLase's August
1997 issuance of $115.0 million principal amount of 4 3/8% subordinated convertible debentures (Note 8), offset in part by cash used to fund the loss at ThermoLase. Interest expense increased to $9.5 million in fiscal 1998 from $0.8 million in fiscal 1997, primarily due to the issuance of subordinated convertible debentures.
      The Company adopted a strategy of spinning out certain of its businesses into separate subsidiaries and having these subsidiaries sell a minority interest to outside investors. As a result of the sale of stock by a subsidiary, the Company recorded a gain of $5.9 million in fiscal 1997 (Note 11). This gain represents an increase in the Company's net investment in the subsidiary and is classified as "Gain on issuance of stock by subsidiary" in the accompanying statement of operations. The size and timing of these transactions are dependent on market and other conditions that are beyond the Company's control.
Accordingly, there can be no assurance that the Company will be able to realize gains from such transactions in the future.
      Equity in loss of joint ventures in the accompanying statement of operations represents ThermoLase's proportionate share of losses from its international joint ventures, beginning in the third quarter of fiscal 1997
(Note 3).
      The effective tax rate exceeded the statutory federal income tax rate in fiscal 1998 primarily due to losses at ThermoLase. The effective tax rate in fiscal 1998 also reflects the establishment of a valuation allowance for the tax asset associated with previously benefited loss carryforwards and the tax loss arising in fiscal 1998 at ThermoLase. The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." The increase in the valuation allowance in fiscal 1998 is a result of ThermoLase's increased operating losses, uncertainty concerning
ThermoLase's ability to successfully convert its existing spas to Greenhouse spas (Note 1), and resulting uncertainty concerning realization of the tax asset
(Note 6). The effective tax rate in fiscal 1997 was below the statutory federal income tax rate primarily due to nontaxable gains on issuances of subsidiary stock, offset in part by the impact of a nondeductible write-off of acquired technology at CCS (Note 3) and the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.
      Minority interest income was $0.3 million in fiscal 1998, compared with minority interest income of $3.9 million in fiscal 1997, primarily due to the Company's inability to record minority interest income in ThermoLase's net loss, because the Company's minority interest liability related to ThermoLase has been reduced to zero.

Discontinued Operations
      The Company's discontinued operations had income of $36.4 million and $12.9 million in fiscal 1998 and 1997, respectively, net of taxes and minority interest. The increase resulted primarily from an increase in gain on issuance of stock by subsidiary in fiscal 1998.


Liquidity and Capital Resources

      Consolidated working capital was $168.9 million at October 2, 1999, compared with $253.1 million at October 3, 1998. Included in working capital are cash, cash equivalents, and available-for-sale investments of $75.7 million at October 2, 1999, compared with $122.5 million at October 3, 1998. Of the $75.7 million balance at October 2, 1999, $1.4 million was held by the Company's majority-owned subsidiaries, and the remainder was held by the Company and its wholly owned subsidiary. In addition, as of October 2, 1999, the Company had $30.2 million invested in an advance to Thermo Electron. Of the $30.2 million balance, $20.1 million was advanced by the Company's majority-owned subsidiaries and the remainder by the Company and its wholly owned subsidiaries. Prior to the use of a new domestic cash management arrangement between the Company and Thermo
Electron Corporation, which became effective June 1999, amounts invested with Thermo Electron were included in cash and cash equivalents.
      Net cash used in operating activities during fiscal 1999 was $30.2 million, which consisted of $34.5 million used by continuing operations and $4.3 million provided by discontinued operations. Cash was primarily used to fund the Company's loss, excluding noncash items. Cash of $12.0 million was provided by an increase in other current liabilities, primarily due to restructuring costs recorded during fiscal 1999, which were not paid as of October 2, 1999 (Note 8).
Of the total restructuring costs accrued as of October 2, 1999, as well as future costs that will be incurred in fiscal 2000, the Company expects to pay
$10.0 million in fiscal 2000 and $8.8 million in fiscal 2001 and thereafter through the expiration of various leases in fiscal 2014. The timing of these cash payments will be affected by the terms of any subleases or settlement arrangements with landlords.
      Excluding available-for-sale investments and advance to affiliate activity, the Company's primary investing activities consisted of an acquisition and capital expenditures. The Company expended $18.8 million, net of cash acquired, for an acquisition (Note 3). The Company expended $10.6 million for property, plant, and equipment during fiscal 1999. The Company expects to make capital expenditures of approximately $2.4 million during fiscal 2000.
      In November 1999, the Company agreed to purchase the outstanding shares of Trex Communications that it did not already own for $4.00 per share. The Company expects that the total cash outlay for purchasing the minority interest in Trex
Communications as well as settling an obligation to deliver cash or shares of Trex Communications in connection with a fiscal 1999 acquisition (Note 3) will be approximately $18 million. In December 1999, the Company sold the CCS subsidiary of Trex Communications for $8.0 million in cash and a $2.0 million note receivable due in December 2004 (Note 18). The sale is subject to a post-closing adjustment based on a determination of net working capital of CCS at the date of sale. In February 2000, the Company sold its Trex Communications subsidiary for $48.7 million, subject to a post-closing adjustment based upon a determination of the net book value of Trex Communications at the date of the sale (Note 18). Also, subsequent to year end, Trex Medical sold a building for $3.3 million in cash and a small operating division for $0.4 million in cash.
      The Company's financing activities of continuing operations provided $41.8 million of cash during fiscal 1999. In June 1999, the Company sold shares of its common stock to Thermo Electron for proceeds of $41.8 million. During this period, two of the Company's majority-owned subsidiaries expended $24.1 million to purchase their own securities. These purchases were funded from working capital. As of October 2, 1999, an additional $2.4 million may be purchased through December 1999 under a subsidiary's authorization from its Board of Directors.
      In October 1999, the American Stock Exchange (the Exchange) notified
ThermoLase that if ThermoLase did not have a definitive agreement to merge with Thermo Electron by December 15, 1999, the Exchange would request a meeting to discuss its intent to proceed with delisting ThermoLase's shares from the Exchange due to a possible failure to meet listing requirements. Holders of ThermoLase's subordinated convertible debentures would be entitled to have their debentures redeemed by ThermoLase if ThermoLase's shares are neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United
States. As a result of the agreement to merge with Thermo Electron, described in
Note 16, ThermoLase expects that its shares will continue to be listed through the completion of the merger transaction. Accordingly, the Company has classified the debentures as long-term in the accompanying fiscal 1999 balance sheet.



Liquidity and Capital Resources (continued)

      The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.
Thermo Electron has expressed its willingness to lend Trex Medical up to $10 million for short-term liquidity should the need arise. ThermoLase has an obligation to pay $40.5 million, in the aggregate, to the holders of redemption rights if all of the holders thereof exercise their redemption rights in April
2001 when such rights become exercisable. ThermoLase does not have sufficient funds to satisfy these obligations. The Company has agreed to reimburse Thermo
Electron, the guarantor of this obligation, in the event that Thermo Electron needs to make a payment on such guaranty. The exercise of the redemption rights would adversely affect the Company's liquidity in fiscal 2001.
      Although the Company does not presently intend to actively seek to acquire additional businesses in the near future, it may consider acquiring one or more complementary businesses if they are presented to the Company on terms the Company believes to be attractive. Such acquisitions may require significant amounts of cash. The Company expects that it will finance acquisitions of businesses, if any, at its majority-owned and wholly owned subsidiaries through a combination of internal funds and/or short-term borrowings from Thermo
Electron, although it has no agreement that funds will be available from Thermo
Electron on acceptable terms or at all.

Market Risk

      The Company is exposed to market risk from changes in equity prices and interest rates which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

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



Year 2000 (continued)

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

      Difficulty in Retaining Qualified Management and Personnel. The Company and ThermoLase have had difficulty in retaining personnel, due in part to uncertainties relating to their businesses, and with respect to ThermoLase, the relocation of ThermoLase headquarters to Carrollton, Texas. The future success of the Company and ThermoLase depend in part on whether they can attract and retain highly qualified personnel. The Company and ThermoLase face significant competition for the services of such personnel. There can be no assurance that they will attract and retain personnel with the background and expertise necessary to support continuing businesses. The failure to hire and retain such personnel could materially adversely affect the financial position and results of operations of the Company and ThermoLase.

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

      Government Regulation; No Assurance of Regulatory Approvals. Certain of the Company's products are subject to regulation by the United States Food and Drug Administration (FDA). Most of CBI's products are classified as cosmetics, which are regulated by the FDA, and are subject to inspection by the FDA.
Furthermore, CBI manufactures a few preparations, principally sunscreens and skin-bleaching agents, that are classified as over-the-counter drugs, and CBI has an FDA license for this purpose. This license requires, among other things, that CBI adheres to the FDA's Good Manufacturing Practices procedures for finished pharmaceuticals, and subjects CBI's facility to inspection by the FDA.
CBI also markets nutritional supplements that are also subject to FDA regulations. The FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction such as labeling, manufacturing practices, record keeping, and reporting, and may also require post-market testing and surveillance programs of drugs or devices to monitor a product's effects.
Obtaining regulatory approvals is a lengthy, expensive, and uncertain process.
There can be no assurance that regulatory agencies will grant the necessary clearances or that the process to obtain such clearances will not be excessively expensive or lengthy. Failure to comply with applicable regulatory requirements can result in, among other things, civil and criminal fines, suspensions of approvals, recalls of products, seizures, injunctions, and/or criminal prosecutions.

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




ThermoTrex Corporation                                                           1999 Financial Statements

                                      Selected Financial Information

                                                                                                     Nine
                                                                                                   Months
                                                             Year Ended                           Ended (d)
                                      --------------------------------------------------------------------
(In thousands except per share          Oct. 2,     Oct. 3,   Sept. 27,   Sept. 28,  Sept. 30,  Sept. 30,
amounts)                              1999 (a)     1998 (b)   1997 (c)         1996       1995       1995
------------------------------------- ---------- ----------- ----------- ----------- ---------- ----------
                                                                                  (Unaudited)
Statement of Operations Data
Revenues                              $ 107,997   $  77,796   $  64,217   $  40,383   $ 41,455   $  31,589
Income (Loss) from Continuing          (104,412)    (41,989)     (4,494)     (2,240)    29,307      30,216
 Operations Before
 Extraordinary Item
Net Income (Loss)                      (123,828)     (2,613)      8,441      42,575     36,658      36,341
Earnings (Loss) per Share from
 Continuing Operations Before
 Extraordinary Item:
   Basic                                  (5.26)      (2.24)       (.23)       (.12)      1.55        1.60
   Diluted                                (5.26)      (2.24)       (.23)       (.12)      1.52        1.56
Earnings (Loss) per Share:
   Basic                                  (6.24)       (.14)        .44        2.23       1.94        1.92
   Diluted                                (6.24)       (.14)        .44        2.23       1.90        1.87

Balance Sheet Data
Working Capital                       $ 168,863   $ 253,085   $ 186,362   $ 121,331              $ 100,707
Total Assets                            369,578     437,129     371,504     250,511                210,228
Long-term Obligations                   203,993     204,014     115,000           -                      -
Common Stock of Subsidiary               40,500      40,500      40,500           -                      -
 Subject to Redemption
Shareholders' Investment                 59,558     147,523     176,135     205,079                162,388

(a) Reflects restructuring and related costs of $76.4 million and the November 1998 acquisition of LNR.
(b) Reflects restructuring costs of $10.2 million; and $5.9 million for the establishment of a tax valuation allowance. Also reflects the Company's issuance of $124.5 million principal amount of 3 1/4% subordinated convertible debentures and an extraordinary gain of $3.0 million, net of taxes.
(c) Reflects the July 1997 acquisition of CCS and the issuance of stock by a subsidiary, which resulted in nontaxable gains of $5.9 million. Also reflects the issuance by ThermoLase of $115.0 million principal amount of 4
    3/8% subordinated convertible debentures, the issuance of an $11.0 million promissory note to Thermo Electron, and the reclassification of $40.5 million to "Common stock of subsidiary subject to redemption" from
    "Shareholders' investment" and "Minority interest" due to ThermoLase's stock exchange transaction.
(d) In September 1995, the Company changed its fiscal year end from the Saturday nearest December 31 to the Saturday nearest September 30. Accordingly, the
    Company's 39-week transition period ended September 30, 1995, is presented.


ThermoTrex Corporation                                                           1999 Financial Statements

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

                                                                    Fiscal 1999               Fiscal 1998
                                                             ---------------------   --------------------
Quarter                                                           High         Low        High       Low
------------------------------------------------------------ ---------- ------------ ---------- ---------

First                                                        $13 7/8    $  8 1/8     $28 1/8      $21 3/4
Second                                                         8 13/16     5 5/16     23 1/4       17
Third                                                          8 11/16     5 1/4      21 7/8       17 1/8
Fourth                                                         9           6 1/4      18 15/16     12 1/2

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